
10011476





Proxy Statement and 2009 Annual Report to Stockholders

Letter to Stockholders

Notice of 2010 Annual Meeting and Proxy Statement

2009 Annual Report to Stockholders

To Our Shareholders

During 2009, we continued to transform our business and position Atmel® for profitable, long-term growth. The global economic downturn that began in the Fall of 2008 and continued into 2009 made it a challenging year for the semiconductor industry, including Atmel. All of our business units were adversely impacted by reduced demand as compared with the prior year. Despite market conditions, we made substantial progress in strengthening our product portfolio and expanding our blue chip customer base.

Our Microcontroller, ASIC, RF/Automotive and Memory businesses continued to achieve market success and we are particularly pleased with continued strong market share gains in our microcontroller business. We significantly expanded our customer base throughout the industrial, consumer, communications, energy, and automotive sectors.

As we look forward, we are well positioned in one of the fastest growing microcontroller markets, the capacitive touch-sensing area. Building upon the success of Atmel's QTouch™ capacitive sensing products, we announced the Atmel maXTouch™ touchscreen controller product line in mid-2009 and it has been extremely well received by our customers. maXTouch represents the most advanced touchscreen technology available anywhere for mobile phones, laptops, netbooks, game consoles, GPS and other electronic devices. Production shipments of maXTouch products have begun, and we expect maXTouch products to contribute significantly to revenues in 2010 and beyond.

In addition to positioning Atmel for growth, we have made several moves to focus our core business and enhance our competitiveness. Over the past three years, we have exited 14 non-core businesses, substantially reduced operating expenses and lowered headcount by 30 percent. We have sold, entered agreements to sell or closed four of our five wafer manufacturing fabs as we adopted an asset-

light wafer-sourcing model. In addition, we have several parties interested in acquiring our Smart Card (SMS) business located in Rousset, France and East Kilbride, UK.

These activities are designed to convert Atmel into a stronger, more competitive company — one that creates significant value to our shareholders.

The transformation of Atmel which began three years ago should be substantially complete in 2010 leaving a new Atmel focused on high-growth, high-margin markets.

We appreciate your support and as always, our top priority is creating significant value for our shareholders.



Steven Laub
President and Chief Executive Officer
Atmel Corporation

This Annual Report contains forward-looking statements that involve risk and uncertainties, including our strategies and expected financial performance; our future business prospects; our strategic transactions, restructuring plans and cost savings; our market opportunities; our competitive position; and expectations for revenue from our products. We caution you that such statements reflect our best judgment based on factors currently known to us, and that actual events or results could differ materially. Please refer to the documents that we file from time to time with the SEC, including our Form 10-K for the year ended December 31, 2009, a copy of which is enclosed herein. We do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they are made.



ATMEL CORPORATION

NOTICE OF 2010 ANNUAL MEETING OF STOCKHOLDERS
To Be Held May 19, 2010
2:00 p.m.

Dear Atmel Stockholders:

Our Annual Meeting of Stockholders will be held on Wednesday, May 19, 2010 at 2:00 p.m., local time, at our offices located at 2325 Orchard Parkway, San Jose, California 95131, for the following purposes:

1. To elect the seven (7) directors listed in the accompanying Proxy Statement to serve for the ensuing year and until their successors are elected;

2. To approve the Atmel Corporation 2010 Employee Stock Purchase Plan and the reservation of 25,000,000 shares of common stock for issuance thereunder;

3. To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2010; and

4. To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this notice.

This year we are taking advantage of a relatively new Securities and Exchange Commission rule that allows us to furnish our proxy materials over the Internet to our stockholders rather than in paper form. We believe that this delivery process reduces our environmental impact and lowers the costs of printing and distributing our proxy materials without impacting our stockholders' timely access to this important information. Accordingly, unless you have previously requested to receive our proxy materials in paper form, you will receive a Notice of Internet Availability of Proxy Materials (the "Notice"), which we expect to mail on or about April 7, 2010. Only stockholders of record at the close of business on March 29, 2010 may vote at the annual meeting and any postponements or adjournments of the meeting.

All stockholders are cordially invited to attend the annual meeting in person. However, to ensure your representation at the annual meeting, please vote as soon as possible by using the Internet, as instructed on the Notice. Alternatively, you may follow the procedures outlined in the Notice to request a paper proxy card to submit your vote by mail. Any stockholder attending the annual meeting may vote in person even if he or she has voted using the Internet, telephone or proxy card, and any previous votes that were submitted by the stockholder, whether by Internet, telephone or mail, will be superseded by the vote that such stockholder casts at the annual meeting. For further details, please see the section entitled "Voting" on page two of the accompanying Proxy Statement.

FOR THE BOARD OF DIRECTORS

Steven Laub
President and Chief Executive Officer

San Jose, California
April 7, 2010

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on May 19, 2010:

The proxy statement and annual report to stockholders are available at https://materials.proxyvote.com/049513.

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TABLE OF CONTENTS

	Page
INFORMATION CONCERNING SOLICITATION AND VOTING	1
General	1
Notice of Internet Availability of Proxy Materials	1
Record Date and Voting Securities	1
Quorum; Required Vote; Abstentions and Broker Non-Votes	1
Recommendation of the Board of Directors	2
Voting	2
Changing Vote; Revocability of Proxies	3
Effect of Not Casting Your Vote	3
Expenses of Solicitation	3
Stockholder Proposals to Be Presented at Next Annual Meeting	4
Delivery of Proxy Materials to Stockholders	4
PROPOSAL ONE — ELECTION OF DIRECTORS	4
Nominees	4
Recommendation of the Board of Directors	5
Information About Nominees	5
PROPOSAL TWO — APPROVAL OF THE ATMEL CORPORATION 2010 EMPLOYEE STOCK PURCHASE PLAN	7
Summary of the ESPP	7
Participation in Plan Benefits	10
Certain U.S. Federal Income Tax Information	11
Recommendation of the Board of Directors	11
PROPOSAL THREE — RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	11
Ratification of Appointment of PricewaterhouseCoopers LLP	11
Recommendation of the Board of Directors	11
Fees of PricewaterhouseCoopers LLP Incurred by Atmel	12
Audit Committee Pre-Approval Policy	12
CORPORATE GOVERNANCE	12
Corporate Governance Principles	12
Code of Ethics/Standards of Business Conduct	13
Independence of Directors	13
Board Leadership Structure	13
Risk Oversight	14
Board Meetings and Committees	14
Compensation Committee Interlocks and Insider Participation	15
Director Candidates	15
Communications from Stockholders	16
EXECUTIVE COMPENSATION	16
Compensation Discussion and Analysis	16
Compensation Committee Report	24
Compensation Practices and Risk	24
Summary Compensation Table	25
Grants of Plan-Based Awards in 2009	27
Outstanding Equity Awards at 2009 Fiscal Year End	28
Option Exercises and Stock Vested at 2009 Fiscal Year End	30

	Page
Potential Payments Upon Termination or Change of Control	30
Compensation of Directors	36
Equity Compensation Plan Information	38
SECURITY OWNERSHIP	39
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	40
SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE	40
REPORT OF THE AUDIT COMMITTEE	41
OTHER MATTERS	41
APPENDIX A	A-1

ATMEL CORPORATION

PROXY STATEMENT

FOR 2010 ANNUAL MEETING OF STOCKHOLDERS

INFORMATION CONCERNING SOLICITATION AND VOTING

General

These proxy materials are furnished to holders of the common stock of Atmel Corporation ("Atmel" or the "Company") in connection with the solicitation of proxies by our Board of Directors (the "Board") for the Annual Meeting of Stockholders to be held on Wednesday, May 19, 2010, at 2:00 p.m., local time, and at any adjournments or postponements thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Stockholders. The meeting will be held at our offices located at 2325 Orchard Parkway, San Jose, California 95131. Our telephone number at this location is (408) 441-0311. Our internet address is www.atmel.com. The information posted on our website is not incorporated into this Proxy Statement.

This Proxy Statement and our Annual Report on Form 10-K for the year ended December 31, 2009 were first furnished on or about April 7, 2010 to all stockholders entitled to vote at the meeting.

Notice of Internet Availability of Proxy Materials

In accordance with the "notice and access" rules of the Securities and Exchange Commission (the "SEC"), instead of mailing a printed copy of our Proxy Statement, proxy card and Annual Report on Form 10-K for the year ended December 31, 2009 (collectively, the "Proxy Materials") to stockholders entitled to vote at the annual meeting, we are furnishing the Proxy Materials to our stockholders over the Internet. If you received a Notice of Internet Availability of Proxy Materials (the "Notice") by mail, you will not receive a printed copy of the Proxy Materials. Instead, the Notice will instruct you as to how you may access and review the Proxy Materials and submit your vote via the Internet. If you received a Notice by mail and would like to receive a printed copy of the Proxy Materials, please follow the instructions for requesting such materials included in the Notice.

Record Date and Voting Securities

Only holders of record of our common stock at the close of business on March 29, 2010 (the "Record Date") are entitled to notice of and to vote at the annual meeting and any adjournment thereof. Such stockholders are entitled to cast one vote for each share of common stock held as of the Record Date on all matters properly submitted for the vote of stockholders. At the Record Date, 459,317,122 shares of our common stock were issued and outstanding, and no shares of our preferred stock were outstanding. For information regarding security ownership by our executive officers and directors and by the beneficial owners of more than 5% of our common stock, see "Security Ownership" below.

Quorum; Required Vote; Abstentions and Broker Non-Votes

The presence of the holders of a majority of the shares of common stock entitled to vote generally at the annual meeting is necessary to constitute a quorum at the annual meeting. Such stockholders are counted as present at the meeting if they (1) are present in person at the annual meeting or (2) have properly submitted a proxy card or voted by telephone or over the Internet. Each director to be elected by stockholders shall be elected by the vote of the majority of the votes cast, which pursuant to our bylaws means that the number of shares voted "for" a director's election exceeds 50% of the number of votes cast with respect to that director's election. Votes cast for a director's election shall include votes to withhold authority in each case and exclude abstentions with respect to that director's election. The affirmative vote of a majority of the votes duly cast is required to approve the Atmel Corporation 2010 Employee Stock Purchase Plan as described in Proposal Two below. The affirmative vote of a majority of the votes duly cast is required to ratify the appointment of our independent registered public accounting firm as described in Proposal Three below.

Under the General Corporation Law of the State of Delaware, an abstaining vote and a broker "non-vote" are counted as present and entitled to vote and are, therefore, included for purposes of determining whether a quorum is present at the annual meeting. Pursuant to our bylaws, abstentions are not considered to be "votes cast" for the election of directors listed in Proposal One and will not affect the outcome of the election of directors. With respect to Proposals Two and Three, abstentions are deemed to be "votes cast" and, therefore, have the same effect as a vote against Proposals Two and Three. Broker "non-votes" are not deemed to be "votes cast." As a result, broker "non-votes" are not included in the tabulation of the voting results on the election of directors or issues requiring approval of a majority of the votes cast and, therefore, do not have the effect of votes in opposition in such tabulations. A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner.

Recommendation of the Board of Directors

The Board unanimously recommends that you vote your shares:

- "**FOR**" the nominees listed in Proposal One below;
- "**FOR**" the Atmel Corporation 2010 Employee Stock Purchase Plan and the reservation of 25,000,000 shares of common stock for issuance thereunder; and
- "**FOR**" the ratification of the appointment of PricewaterhouseCoopers LLP as Atmel's independent registered public accounting firm for the fiscal year ending December 31, 2010.

Voting

All shares entitled to vote and represented by properly executed proxies received prior to the annual meeting, and not revoked, will be voted at the annual meeting in accordance with the instructions indicated. If you submit a proxy via the Internet, by telephone or by mail and do not make voting selections, the shares represented by that proxy will be voted as recommended by the Board. If any other matters are properly presented for consideration at the annual meeting, including, among other things, consideration of a motion to adjourn the annual meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named as proxies and acting thereunder will have discretion to vote on those matters in accordance with their best judgment. We do not currently anticipate that any other matters will be raised at the annual meeting.

Stockholders of record — If your shares are registered directly in your name with Atmel's transfer agent, American Stock Transfer & Trust Company, you are considered, with respect to those shares, the stockholder of record, and the Notice has been sent directly to you by Atmel. As a stockholder of record, you may instruct the proxy holders how to vote your shares by using the Internet voting site or the toll-free telephone number listed on the Notice or the proxy card, or by requesting a proxy card by telephone at 1-800-579-1639 or by email at sendmaterial@proxyvote.com and completing, signing, dating and returning the proxy card in the postage pre-paid envelope provided. Proxy cards submitted by mail must be received by the time of the annual meeting in order for your shares to be voted. Specific instructions for using the telephone and Internet voting systems are on the Notice and the proxy card. The telephone and Internet voting systems for stockholders of record will be available until 11:59 p.m. (Eastern time) on May 18, 2010. Whichever of these methods you select to transmit your instructions, the proxy holders will vote your shares in accordance with those instructions. If you sign and return a proxy card without giving specific voting instructions, your shares will be voted as recommended by our Board.

If you attend the annual meeting, you may also submit your vote in person, and any previous votes that you submitted, whether by Internet, telephone or mail, will be superseded by the vote that you cast at the annual meeting. If you plan to attend the annual meeting, please bring proof of identification for entrance to the annual meeting. You may obtain directions to our corporate headquarters in order to attend the annual meeting at www.atmel.com/contacts/directions.asp, or by calling (408) 441-0311.

Beneficial owners — Many Atmel stockholders hold their shares through a broker, trustee or other nominee, rather than directly in their own name. If your shares are held in a brokerage account or by a bank or another nominee, you are considered the "beneficial owner" of shares held in "street name," and the Notice has been

forwarded to you by your broker, trustee or nominee who is considered, with respect to those shares, the stockholder of record. As a beneficial owner, you have the right to direct your broker, trustee or other nominee on how to vote your shares, and you will receive instructions from them that you must follow in order to have your shares voted. The instructions from your broker, bank or other nominee will indicate if Internet and telephone voting are available, and if they are available, will provide details regarding Internet and telephone voting.

Because a beneficial owner is not the stockholder of record, you may not vote these shares in person at the annual meeting unless you obtain a "legal proxy" from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the annual meeting.

Changing Vote; Revocability of Proxies

Subject to any rules your broker, trustee or nominee may have, you may change your proxy instructions at any time before your proxy is voted at the annual meeting.

Stockholders of record — If you are a stockholder of record, you may change your vote (1) by delivering to us (Attention: Corporate Secretary, 2325 Orchard Parkway, San Jose, California 95131), prior to your shares being voted at the annual meeting, a later dated written notice of revocation or a duly executed proxy card, or (2) by attending the annual meeting and voting in person (although attendance at the annual meeting will not, by itself, revoke a proxy). A stockholder of record that has voted on the Internet or by telephone may also change his or her vote by subsequently making a timely and valid later Internet or telephone vote.

Beneficial owners — If you are a beneficial owner of shares held in street name, you may change your vote (1) by submitting new voting instructions to your broker, trustee or nominee, or (2) if you have obtained a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares, by attending the annual meeting and voting in person.

Effect of Not Casting Your Vote

Stockholders of record — If you are a stockholder of record and you do not cast your vote, no votes will be cast on your behalf on any of the items of business at the annual meeting.

Beneficial owners — If you hold your shares in street name it is critical that you cast your vote if you want it to count in the election of directors (Proposal One) and in the approval of the Atmel Corporation 2010 Employee Stock Purchase Plan (Proposal Two). In the past, if you held your shares in street name and you did not indicate how you wanted your shares voted in the election of directors, your bank or broker was allowed to vote those shares on your behalf in the election of directors as they felt appropriate. Recent changes in the relevant regulations were made to take away the ability of your bank or broker to vote your uninstructed shares in the election of directors on a discretionary basis. Thus, if you hold your shares in street name and you do not instruct your bank or broker how to vote in the election of directors, no votes will be cast on your behalf. Your bank or broker will, however, continue to have discretion to vote any uninstructed shares on the ratification of the appointment of Atmel's independent registered public accounting firm (Proposal Three).

Expenses of Solicitation

We will bear the entire cost of proxy solicitation, including preparation, assembly, printing and mailing of the Proxy Materials, the Notice, and any additional materials furnished to stockholders. Copies of proxy solicitation material will be furnished to brokerage houses, fiduciaries, and custodians holding shares in their names which are beneficially owned by others to forward to such beneficial owners. In addition, we may reimburse such persons for their cost of forwarding the solicitation material to such beneficial owners. Solicitation of proxies by mail may be supplemented by one or more of telephone, email, telegram, facsimile, or personal solicitation by our directors, officers, or regular employees. No additional compensation will be paid for such services. We have engaged Innisfree M&A Incorporated to aid in the solicitation of proxies from certain brokers, bank nominees and other institutional owners. Our costs for such services will not be material.

Stockholder Proposals to Be Presented at Next Annual Meeting

Requirements for stockholder proposals to be considered for inclusion in Atmel's proxy materials. Stockholders interested in submitting a proper proposal for inclusion in the proxy materials for our next annual meeting may do so by submitting such proposal in writing to our offices located at 2325 Orchard Parkway, San Jose, California 95131, Attn: Corporate Secretary. To be eligible for inclusion, stockholder proposals must be received no later than December 8, 2010, and must otherwise comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Requirements for stockholder business or nominations to be brought before Atmel's annual meetings. Our bylaws also establish an advance notice procedure for stockholders who wish to present certain matters, including nominations of persons for election to the Board and stockholder proposals not included in our proxy statement, to be brought before an annual meeting of stockholders. Stockholder proposals, including the nomination of a person for election to the Board, may not be brought before the meeting unless, among other things: (1) the proposal contains certain information specified in the bylaws, and (2) the proposal is received by us not less than 120 days before the one year anniversary on which Atmel first mailed its proxy statement to stockholders in connection with the previous year's annual meeting of stockholders, which will be December 8, 2010 for the next annual meeting; provided, however, that in the event that we did not hold an annual meeting the previous year, or if the date of the annual meeting has been changed more than 30 days from the one year anniversary of the date of the previous year's meeting, then the deadline for receipt of notice by the stockholder is no later than the close of business on the later of: (1) 120 days prior to the meeting and (2) 10 days after public announcement of the meeting date. A copy of the full text of these bylaw provisions may be obtained by writing to our Corporate Secretary at the address above.

Stockholders may also submit a recommendation (as opposed to a formal nomination) for a candidate for membership on our Board by following the procedures set forth in "Corporate Governance — Director Candidates."

Delivery of Proxy Materials to Stockholders

If you share an address with another stockholder, each stockholder may not receive a separate copy of the Notice or Proxy Materials. Stockholders may request to receive a separate copy of the Notice or Proxy Materials, by writing to Atmel Corporation, 2325 Orchard Parkway, San Jose, California 95131, Attention: Corporate Secretary. Alternatively, stockholders who share an address and receive multiple copies of the Notice or Proxy Materials may request to receive a single copy by following the same instructions.

PROPOSAL ONE

ELECTION OF DIRECTORS

Nominees

A board of seven (7) directors is to be elected at the meeting, all of whom have been recommended for nomination by the members of the Corporate Governance and Nominating Committee of the Board. Each director to be elected by stockholders shall be elected by the vote of the majority of the votes cast, which pursuant to our bylaws means that the number of shares voted "for" a director's election must exceed 50% of the number of votes cast with respect to that director's election. Votes cast for a director's election include votes to withhold authority in each case and exclude abstentions with respect to that director's election. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the seven (7) nominees named below, all of whom are presently our directors. There are no family relationships among any of our director nominees or executive officers.

In the event that any such nominee is unable or declines to serve as a director at the time of the meeting, the proxies will be voted for any additional nominee who shall be designated by the present Board to fill the vacancy. We are not aware of any nominee who will be unable or will decline to serve as a director. The term of office for each person elected as a director will continue until the next annual meeting of stockholders or until his successor has been elected and qualified.

Recommendation of the Board of Directors

The Board unanimously recommends voting "**FOR**" the nominees listed below.

Information About Nominees

Information about each nominee as of March 29, 2010 is set forth in the table below:

Name of Nominee	Age	Positions With Atmel	Director Since
Steven Laub	51	President and Chief Executive Officer, Atmel Corporation, and Director	2006
Tsung-Ching Wu	59	Executive Vice President, Office of the President, Atmel Corporation, and Director	1985
David Sugishita	62	Director and Non-executive Chairman of the Board	2004
Papken Der Torossian	71	Director	2007
Jack L. Saltich	66	Director	2007
Charles Carinalli	61	Director	2008
Dr. Edward Ross	68	Director	2008

Steven Laub has served as President and Chief Executive Officer of Atmel since August 2006 and as a director of Atmel since February 2006. From 2005 to August 2006, Mr. Laub was a technology partner at Golden Gate Capital Corporation, a private equity buyout firm, and the Executive Chairman of Teridian Semiconductor Corporation, a fabless semiconductor company. From November 2004 to January 2005, Mr. Laub was President and Chief Executive Officer of Silicon Image, Inc., a provider of semiconductor solutions. Prior to that time, Mr. Laub spent 13 years in executive positions (including President, Chief Operating Officer and member of the board of directors) at Lattice Semiconductor Corporation, a supplier of programmable logic devices and related software. Prior to joining Lattice Semiconductor, Mr. Laub was a vice president and partner at Bain and Company, a global strategic consulting firm. Mr. Laub holds a degree in economics from the University of California, Los Angeles (B.A.) and a degree from Harvard Law School (J.D.).

As our President, Chief Executive Officer and a member of our Board, Mr. Laub draws upon over two decades of experience in an array of executive management roles within the semiconductor industry. In addition to his semiconductor industry experience, Mr. Laub brings to the Board the critical expertise gained over an accomplished career focusing on executive management, corporate and business unit strategy, operational expertise, mergers and acquisitions, and a background in law.

Tsung-Ching Wu has served as a director of Atmel since 1985 and as Executive Vice President, Office of the President since 2001. Mr. Wu served as Executive Vice President and General Manager of Atmel from January 1996 to January 2001 and as Vice President, Technology from January 1986 to January 1996. Mr. Wu holds degrees in electrical engineering from the National Taiwan University (B.S.), the State University of New York at Stony Brook (M.S.) and the University of Pennsylvania (Ph.D.).

Mr. Wu, our co-founder and longest serving Board member, brings to our Board an extensive background spanning nearly thirty years in the semiconductor industry and a deep knowledge and understanding of Atmel's business, operations and employees. Mr. Wu has served as a member of our Board since 1985 and a member of our executive management team since 1986.

David Sugishita has served as the Non-executive Chairman of the Board since August 2006 and as a director of Atmel since February 2004. In addition, Mr. Sugishita is Chairman of both the Audit Committee and the Corporate Governance and Nominating Committee. Mr. Sugishita also serves as a director and Chairman of the Audit Committee for Ditech Networks, Inc. Mr. Sugishita previously served on the board of directors of Micro Component Technology, Inc. from 1994 to 2009. Since 2000, Mr. Sugishita has taken various short-term assignments including EVP of Special Projects at Peregrine Systems from December 2003 to July 2004 and EVP/CFO at SONICblue, Inc. from January 2002 to April 2002. Prior to 2000, Mr. Sugishita held various senior

financial management positions at Synopsys (SVP/CFO) from 1997 to 2000; Actel (SVP/CFO) from 1995 to 1997; Micro Component Technology (SVP/CFO) from 1994 to 1995; Applied Materials (VP/Corporate Controller) from 1991 to 1994; and National Semiconductor (VP/Finance) from 1978 to 1991. Mr. Sugishita holds degrees in business administration from San Jose State University (B.S.) and Santa Clara University (M.B.A.).

Mr. Sugishita brings to the Board over two decades of experience as a financial executive officer and member of the boards of directors of high technology public companies, specifically in the semiconductor industry. As our second longest serving Board member, he has a high degree of familiarity with Atmel's business. Through his extensive executive management and board service experience, Mr. Sugishita has developed the leadership, business judgment and consensus-building skills necessary to effectively lead our Board as Non-executive Chairman. His strong expertise and background in accounting and financial management, years of service on the audit committee of Ditech and a track record as an accomplished financial executive have provided him with the financial acumen and skills necessary to serve as Chairman of our Audit Committee.

Papken Der Torossian has served as a director of Atmel since July 2007. He has been the Managing Director of Crest Enterprise LLC since September 1997. He also served as the Chairman of Vistec Semiconductor Systems, Inc. from September 2005 until October 2008 and as Chairman of the Board of Therma Wave, Inc. from March 2003 until May 2007, when the company was sold to KLA-Tencor Corporation. From 1984 to May 2001, Mr. Der Torossian was Chairman of the Board and Chief Executive Officer of Silicon Valley Group (SVGI), which was acquired by ASML Holding N.V. Earlier, he was credited for turning around several companies and operations, including as President of ECS Microsystems and President of the Santa Cruz Division of Plantronics, Inc. Prior to that, Mr. Der Torossian spent four years at Spectra-Physics and twelve years with Hewlett-Packard Company in a number of management positions. Mr. Der Torossian currently serves as a director of ParkerVision, Inc. Mr. Der Torossian was formerly on the board of directors of the Silicon Valley Manufacturing Group (SVMG) and on the board of the Semiconductor Industry Supplier Association (SISA). He was also Chairman of the Semiconductor Equipment and Materials International Environmental, Health & Safety Committee (SEMI EHS), and has served as Chairman of Semi/Sematech. He also serves as a director for several privately held companies. Mr. Der Torossian holds a B.S.M.E. degree from MIT and an M.S.M.E. degree from Stanford University.

With over two decades of experience in engineering, and demonstrated accomplishments as the Chief Executive Officer and Chairman of several high technology public and private companies, Mr. Der Torossian is intimately familiar with the operation and management of a global industrial company. Mr. Der Torossian's service on industry organizations and educational background provide him with a firm understanding of Atmel's technology and business. Mr. Der Torossian also brings to the Board demonstrated consensus-building experience in the fields of international trade and organized labor.

Jack L. Saltich has served as a director of Atmel since July 2007. He has been the Chairman and interim Chief Executive Officer of Vitex Systems, Inc., a private technology company, since January 2006. From July 1999 to August 2005, Mr. Saltich served as the President, Chief Executive Officer and a Director of Three-Five Systems, Inc., a manufacturer of display systems and provider of electronic manufacturing services. Three-Five Systems, Inc. filed a voluntary petition for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code on September 8, 2005. From 1993 to 1999, Mr. Saltich served as Vice President of Advanced Micro Devices, Inc., where his last position was General Manager of AMD's European Center in Dresden, Germany. From 1991 to 1993, Mr. Saltich served as Executive Vice President for Applied Micro Circuits Company, a company servicing the high speed telecommunications market. From 1988 to 1991, he was Vice President at VLSI Technology, a semiconductor company. From 1971 to 1988, Mr. Saltich served in a number of capacities with Motorola, Inc. Mr. Saltich currently serves as a member of the boards of directors of Leadis Technology, Inc., Immersion Corporation and Ramtron International Corporation. Mr. Saltich also serves on the board of directors of Vitex Systems, a private company, and on the Manufacturing Advisory Board for Cypress Semiconductor Corporation. Mr. Saltich previously served on the board of directors of InPlay Technologies, Inc. from 2007 to 2008. Mr. Saltich received both B.S. and masters degrees in electrical engineering from the University of Illinois. In 2002, he received a distinguished alumni award from the University of Illinois.

With three decades of varied experience in the semiconductor industry, including research and development, manufacturing and operations experience, Mr. Saltich brings a deep understanding of our business and valuable

operational and strategic expertise to our Board. Mr. Saltich's management positions with AMD have provided him with critical insights into the operational requirements of a global company. His extensive service on the compensation committees of boards of directors of several public companies has provided Mr. Saltich with the strong background in executive compensation necessary to serve as Chairman of our Compensation Committee.

Charles Carinalli has served as a director of Atmel since February 2008. He has been a Principal of Carinalli Ventures since January 2002. From July 1999 to May 2002, Mr. Carinalli was Chief Executive Officer and a director of Adaptive Silicon, Inc., a developer of semiconductors. From December 1996 to July 1999, Mr. Carinalli served as President, Chief Executive Officer and a director of Wavespan Corporation, a developer of wireless broadband access systems that was acquired by Proxim, Inc. From 1970 to 1996, Mr. Carinalli served in various positions for National Semiconductor Corporation, a publicly traded company developing analog-based semiconductor products, most recently as Senior Vice President and Chief Technical Officer. Mr. Carinalli currently serves on the boards of directors of Extreme Networks, Inc. and Fairchild Semiconductor International, Inc. Mr. Carinalli also serves as a director of a privately held company. Mr. Carinalli holds an M.S.E.E. from Santa Clara University and a B.S.E.E. from the University of California, Berkeley.

Mr. Carinalli brings to our Board over three decades of experience in the semiconductor industry in management and operational roles at large semiconductor companies and several emerging private companies. In addition to his industry experience, Mr. Carinalli brings to our Board significant investment experience and a demonstrated track record of converting ideas into successful business ventures.

Dr. Edward Ross has served as a director of Atmel since April 2008. He is currently retired, having previously served as President (2000 through December 2004) and President Emeritus (January 2005 through December 2005) of TSMC North America, the U.S. subsidiary of Taiwan Semiconductor Manufacturing Company Limited, a Taiwanese semiconductor manufacturer. Previously, he was Senior Vice President of Synopsys, Inc., an electronic design automation supplier, from 1998 to 2000, and President of Technology and Manufacturing at Cirrus Logic, Inc., a semiconductor manufacturer, from 1995 to 1998. Dr. Ross currently serves on the board of directors of Volterra Semiconductor Corporation. Dr. Ross previously served on the board of directors of RAE Systems Inc. from 2001 to 2006 and California Micro Devices Corporation (most recently as non-executive chairman of the board) from 2002 until its acquisition by ON Semiconductor Corporation in January 2010. Dr. Ross holds a B.S.E.E. from Drexel University and an M.S.E.E., M.A. and Ph.D. from Princeton University.

Dr. Ross brings to our Board an extensive career in the semiconductor industry as an executive officer and director of global public and emerging private companies. His educational and executive backgrounds provide functional insight into our business and technologies.

See "Corporate Governance" and "Executive Compensation — Compensation of Directors" below for additional information regarding the Board.

PROPOSAL TWO

APPROVAL OF THE ATMEL CORPORATION 2010 EMPLOYEE STOCK PURCHASE PLAN

Stockholders are being asked to approve a new 2010 Employee Stock Purchase Plan (the "ESPP"). The Board has adopted the ESPP, subject to stockholder approval at the annual meeting. Our current 1991 Employee Stock Purchase Plan, as amended and restated on August 14, 2008 (the "Existing ESPP") will expire on March 2, 2011. If the stockholders approve the ESPP, it would replace the Existing ESPP as of the date determined by the Board, and no further offerings would then be granted under the Existing ESPP. The Board has determined that it is in the best interests of Atmel and its stockholders to have an employee stock purchase plan and is asking Atmel's stockholders to approve the ESPP.

Summary of the ESPP

The following is a summary of the principal features of the ESPP and its operation. The summary is qualified in its entirety by reference to the ESPP as set forth in Appendix A.

General

The ESPP was adopted by the Board in March 2010, subject to approval by our stockholders at the annual meeting. The purpose of the ESPP is to provide a means by which employees of Atmel and its designated subsidiaries may be given an opportunity to purchase Atmel common stock.

Shares Available for Issuance

If our stockholders approve this proposal, a total of 25,000,000 shares will be reserved for issuance under the ESPP.

Administration

The ESPP will be administered by the Board or a committee of the Board (in either case, the "Administrator"). The Administrator has full and exclusive discretionary authority to construe, interpret and apply the terms of the ESPP, to designate separate offerings under the ESPP, to determine eligibility, to adjudicate all disputed claims filed under the ESPP and to establish such rules and procedures it deems necessary or appropriate for the orderly administration of the ESPP. Subject to the provisions of the ESPP, every finding, decision, and determination made by the Administrator will, to the full extent permitted by law, be final and binding upon all parties.

Eligibility

Unless the Administrator provides otherwise (consistent with the terms of the ESPP and Section 423 of the Internal Revenue Code of 1986, as amended (the "Code")), employees of Atmel and its designated subsidiaries will be eligible to participate in the ESPP. However, an employee will not be eligible to participate in the ESPP to the extent that, (i) immediately after the grant, such employee would own 5% or more of the total combined voting power of all classes of Atmel's capital stock or the capital stock of any Atmel parent or subsidiary, or (ii) his or her rights to purchase stock under all of Atmel's employee stock purchase plans accrues at a rate which exceeds $25,000 worth of stock (determined at the fair market value of the shares at the time such option is granted) for each calendar year in which such rights are outstanding at any time, as determined in accordance with Code Section 423 and the regulations thereunder. Subject to the limits in the previous sentence, the maximum aggregate number of shares available that a participant may purchase during an offering period is 15,000 shares (or such other limit as the Administrator may determine).

Offerings

The ESPP is implemented by offerings of rights to eligible employees. Each offering will be in such form and will contain such terms and conditions as the Administrator will deem appropriate, which will comply with Code Section 423(b) and all employees granted rights under an offering will have the same rights and privileges. The provisions of separate offerings need not be identical. The ESPP generally has a series of 6-month offering periods, with each offering period commencing generally on February 15 and August 15 of each year. The first day of an offering period is referred to as the "enrollment date."

An eligible employee may become a participant in the ESPP by delivering a subscription agreement to Atmel's stock administration office (or its designee), on or before a date determined by the Administrator prior to the enrollment date or by following an electronic or other enrollment procedure determined by the Administrator. A subscription agreement will authorize participant contributions, generally in the form of payroll deductions unless otherwise determined by the Administrator, which may not exceed 10% and not be less than 2% of a participant's compensation (as defined in the ESPP) during the offering, unless the Administrator determines a different percentage may be elected. Generally during an offering, a participant may change the rate of his or her participation level, except that the Administrator may limit the nature and/or number of rate changes that a participant can make during an offering period.

On the enrollment date, each participant is granted a right to purchase shares. An offering includes purchase periods of approximately 6 months in duration. The right expires at the end of the offering, or potentially earlier in connection with an employee's termination (described below), but is exercised on generally the last day on which

Atmel's common stock is actively traded during the purchase period (the "exercise date"). The Administrator may change the duration of offering and purchase periods under the ESPP but in no event may any such period exceed 27 months.

Purchase Price

Unless and until the Administrator determines otherwise, the purchase price for shares is 85% of the closing price of a share of Atmel common stock on the enrollment date or on the exercise date, whichever is lower.

Payment of Purchase Price; Contributions

On each exercise date, each participant's accumulated payroll deductions (or other contributions) will be applied to the purchase of whole shares of Atmel common stock, up to the maximum number of shares permitted under the ESPP and a given purchase period. Currently, a participant may make contributions under the ESPP only by payroll deductions, unless the Administrator, in its sole discretion, permits participants to contribute amounts through cash, check or other specified means set forth in the subscription agreement prior to each exercise date.

Withdrawal

Generally, a participant may withdraw from an offering by delivering a withdrawal notice in such form or manner as Atmel provides. The participant will receive his or her accumulated contributions from the offering promptly after the effective date of his or her withdrawal. Once a participant withdraws from a particular offering, the participant must re-enroll in the ESPP in order to participate in future offerings under the ESPP.

Termination of Employment

Rights granted under the ESPP terminate immediately upon cessation of a participant's employment with Atmel and any designated subsidiary of Atmel for any reason. Once a participant's employment is terminated, Atmel will distribute to such terminated employee all of his or her accumulated contributions under the offering generally without interest.

Adjustments upon Changes in Capitalization, Dissolution or Liquidation, or Merger or Change in Control

Changes in Capitalization. In the event that any dividend or other distribution (whether in the form of cash, common stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of common stock or other securities of Atmel, or other change in the corporate structure of Atmel affecting the common stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the ESPP, then the Administrator will adjust the number and class of common stock that may be delivered under the ESPP, the purchase price per share and the number of shares of common stock covered by each option under the ESPP that has not yet been exercised, and the maximum number of shares available for issuance under the ESPP.

Dissolution or Liquidation. In the event of our proposed dissolution or liquidation, the offering period then in progress will be shortened by setting a new exercise date and will terminate immediately prior to the completion of the dissolution or liquidation, unless provided otherwise by the Administrator. The new exercise date will be prior to the dissolution or liquidation. If the Administrator shortens any offering periods then in progress, the Administrator will notify each participant in writing or electronically prior to the new exercise date, that the exercise date has been changed to the new exercise date and that the right will be exercised automatically on the new exercise date, unless the participant has already withdrawn from the offering.

Merger or Change in Control. In the event of a merger or Change in Control (as defined in the ESPP), then the surviving corporation or its parent or subsidiary may assume outstanding rights under the ESPP or substitute similar rights. If no surviving corporation assumes outstanding rights or substitutes similar rights, the Administrator will shorten the offering with respect to which such right relates by setting a new exercise date on which such offering will

end. The new exercise date will be prior to the transaction. If the Administrator shortens any offering periods then in progress, the Administrator will notify each participant in writing or electronically prior to the date of the merger or Change in Control, that the exercise date has been changed to the new exercise date and that the right will be exercised automatically on the new exercise date, unless the participant has already withdrawn from the offering.

Amendment and Termination of the ESPP

The Administrator may, at any time and for any reason, amend, suspend or terminate the ESPP or any part of the ESPP. If the ESPP is terminated, the Administrator may elect to terminate all outstanding offering periods either immediately or upon completion of the purchase of shares on the next exercise date (which may be sooner than originally scheduled, if determined by the Administrator), or may elect to permit offering periods to expire in accordance with their terms (and subject to any adjustments described above). If an offering period is terminated prior to expiration, all amounts credited to a participant's account that were not used to purchase shares will be returned to the participant (without interest) as soon as administratively practicable. Without stockholder consent and without limiting the foregoing, the Administrator is entitled to change the offering periods, designate separate offerings, limit the frequency and/or number of changes in the amount withheld during an offering period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a participant in order to adjust for delays or mistakes in Atmel's processing of properly completed withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of shares for each participant correspond with contribution amounts, and establish such other limitations or procedures as the Administrator determines in its sole discretion advisable that are consistent with the ESPP. If the Administrator determines that the ongoing operation of the ESPP may result in unfavorable financial accounting consequences, the Administrator may modify, amend or terminate the ESPP to reduce or eliminate such accounting consequence.

Participation in Plan Benefits

Participation in the ESPP is voluntary and is dependent on each eligible employee's election to participate and his or her determination as to the level of payroll deductions or other contributions. Accordingly, future purchases under the ESPP are not determinable. Non-employee directors are not eligible to participate in the ESPP. No purchases have been made under the ESPP since its adoption by the Board. For illustrative purposes, the following table sets forth (i) the number of shares that were purchased during the last fiscal year under the Existing ESPP, and (ii) the weighted average price per share paid for such shares.

Name of Individual or Group	Number of Shares Purchased	Weighted Average Per Share Purchase Price ($)
Steven Laub, *President and Chief Executive Officer*	5,952	3.15
Stephen Cumming, *Vice President, Finance and Chief Financial Officer*	—	—
Walt Lifsey, *Executive Vice President, Operations*	—	—
Tsung-Ching Wu, *Executive Vice President, Office of the President*	3,179	3.08
Rod Erin, *Vice President, RFA & Non-Volatile Memory Segments*	7,868	3.11
All executive officers, as a group	25,421	3.11
All directors who are not executive officers, as a group	—	—
All employees who are not executive officers, as a group	2,113,221	3.08

Certain U.S. Federal Income Tax Information

The following brief summary of the effect of U.S. federal income taxation upon the participant and Atmel with respect to the shares purchased under the ESPP does not purport to be complete, and does not discuss the tax consequences of a participant's death or the income tax laws of any state or non-U.S. jurisdiction in which the participant may reside.

The ESPP, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Sections 421 and 423 of the Code. Under these provisions, no income will be taxable to a participant until the shares purchased under the ESPP are sold or otherwise disposed of. Upon sale or other disposition of the shares, the participant generally will be subject to tax in an amount that depends upon the holding period. If the shares are sold or otherwise disposed of more than 2 years from the first day of the applicable offering and 1 year from the applicable date of purchase, the participant will recognize ordinary income measured as the lesser of (a) the excess of the fair market value of the shares at the time of such sale or disposition over the purchase price, or (b) the excess of the fair market value of a share on the enrollment date that the right was granted over the purchase price for the right. Any additional gain will be treated as long-term capital gain. If the shares are sold or otherwise disposed of before the expiration of these holding periods, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on how long the shares have been held from the date of purchase. Atmel generally is not entitled to a deduction for amounts taxed as ordinary income or capital gain to a participant except to the extent of ordinary income recognized by participants upon a sale or disposition of shares prior to the expiration of the holding periods described above.

Recommendation of the Board of Directors

The Board unanimously recommends voting "**FOR**" the approval of the Atmel Corporation 2010 Employee Stock Purchase Plan.

PROPOSAL THREE

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has selected PricewaterhouseCoopers LLP, independent registered public accounting firm, to audit our consolidated financial statements for the fiscal year ending December 31, 2010. PricewaterhouseCoopers LLP has audited our financial statements since the year ended December 31, 1985.

A representative of PricewaterhouseCoopers LLP is expected to be present at the meeting and will have an opportunity to make a statement if so desired. The representative is also expected to be available to respond to appropriate questions from the stockholders.

Ratification of Appointment of PricewaterhouseCoopers LLP

Stockholder ratification of the selection of PricewaterhouseCoopers LLP as Atmel's independent registered public accounting firm is not required by Atmel's bylaws or other applicable legal requirements. However, our Board is submitting the selection of PricewaterhouseCoopers LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee at its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of Atmel and its stockholders.

Recommendation of the Board of Directors

The Board unanimously recommends voting "**FOR**" the ratification of the appointment of PricewaterhouseCoopers LLP as Atmel's independent registered public accounting firm for the fiscal year ending December 31, 2010.

Fees of PricewaterhouseCoopers LLP Incurred by Atmel

The following table sets forth the fees billed for services rendered by PricewaterhouseCoopers LLP for each of our last two fiscal years.

	2009	2008
Audit fees(1)	$4,146,000	$4,558,000
Audit-related fees(2)	—	16,000
Tax fees(3)	249,000	108,000
All other fees	—	—
Total	$4,395,000	$4,682,000

(1) Audit fees represent fees for professional services provided in connection with the audit of our financial statements and of our internal control over financial reporting and the review of our quarterly financial statements and audit services provided in connection with other statutory or regulatory filings.

(2) The Audit-related fees for the year ended December 31, 2008 were for services related to consultations concerning international financial accounting.

(3) Tax fees consisted of fees for international tax planning and other tax compliance services.

Audit Committee Pre-Approval Policy

Section 10A(i)(1) of the Exchange Act and related SEC rules require that all auditing and permissible non-audit services to be performed by a company's principal accountants be approved in advance by the Audit Committee of the Board, subject to a de minimis exception set forth in the SEC rules (the "De Minimis Exception"). Pursuant to Section 10A(i)(3) of the Exchange Act and related SEC rules, the Audit Committee has established procedures by which the Chairperson of the Audit Committee may pre-approve such services provided the pre-approval is detailed as to the particular service or category of services to be rendered and the Chairperson reports the details of the services to the full Audit Committee at its next regularly scheduled meeting. None of the audit-related or non-audit services described above were performed pursuant to the De Minimis Exception during the periods in which the pre-approval requirement has been in effect.

CORPORATE GOVERNANCE

Atmel's current corporate governance practices and policies are designed to promote stockholder value, and Atmel is committed to the highest standards of corporate ethics and diligent compliance with financial accounting and reporting rules. Our Board provides independent leadership in the exercise of its responsibilities. Our management oversees a system of internal controls and compliance with corporate policies and applicable laws and regulations, and our employees operate in a climate of responsibility, candor and integrity. You can access information regarding our corporate governance practices on our web site at www.atmel.com/ir/governance.asp.

Corporate Governance Principles

Our Board has adopted Corporate Governance Principles, which set forth the principles that guide the Board's exercise of its responsibility to oversee corporate governance, maintain its independence, evaluate its own performance and the performance of our executive officers and set corporate strategy. Our Corporate Governance Principles state that currently different individuals fill the roles of Chairman and Chief Executive Officer. Our Corporate Governance Principles also currently require directors to offer to resign upon a material change in their employment, subject to the Board's acceptance; and limit the number of public company boards on which our directors may serve. Our Board first adopted these Corporate Governance Principles in March 2007 and has refined them from time to time. You can access our Corporate Governance Principles on our web site at www.atmel.com/ir/governance.asp.

Code of Ethics/Standards of Business Conduct

It is our policy to conduct our operations in compliance with all applicable laws and regulations and to operate our business under the fundamental principles of honesty, integrity and ethical behavior. This policy can be found in our Standards of Business Conduct, which is applicable to all of our directors, officers and employees, and which complies with the SEC's requirements and with listing standards of the NASDAQ Stock Market LLC ("Nasdaq").

Our Standards of Business Conduct are designed to promote honest and ethical conduct and compliance with all applicable laws, rules and regulations and to deter wrongdoing. Our Standards of Business Conduct are also aimed at ensuring that information we provide to the public (including our filings with and submissions to the SEC) is accurate, complete, fair, relevant, timely and understandable. Our Standards of Business Conduct can be accessed on our web site at www.atmel.com/ir/governance.asp. We intend to disclose amendments to certain provisions of our Standards of Business Conduct, or waivers of such provisions granted to directors and executive officers, on our web site in accordance with applicable SEC and Nasdaq requirements.

Independence of Directors

The Board has determined that each of the following directors, constituting a majority of the Board, is "independent" within the meaning of the Nasdaq listing standards:

David Sugishita
Papken Der Torossian
Jack L. Saltich
Charles Carinalli
Dr. Edward Ross

Such independence definition includes a series of objective tests, including that the director is not an employee of the company and has not engaged in various types of business dealings with the company. In addition, as further required by the Nasdaq listing standards, the Board has made a subjective determination as to each independent director that no relationships exist which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Board Leadership Structure

Our Corporate Governance Principles provide that the Board shall fill the Chairman of the Board and Chief Executive Officer positions in accordance with the best interests of the Company. Atmel currently separates the positions of Chief Executive Officer and Chairman of the Board. Since August 2006, Mr. Sugishita, one of our independent directors, has served as our Non-executive Chairman of the Board. Our Corporate Governance Principles also provide that in the event that the Chairman of the Board is not an independent director, the Board should elect a "Lead Independent Director." The responsibilities of the Chairman of the Board include: setting the agenda for each Board meeting, in consultation with the Chief Executive Officer; presiding at executive sessions; facilitating and conducting, with the Corporate Governance and Nominating Committee, the annual self-assessments by the Board and each standing committee of the Board, including periodic performance reviews of individual directors; and conducting, with the Compensation Committee, a formal evaluation of the Chief Executive Officer and other executive officers in the context of the annual compensation review.

Separating the positions of Chief Executive Officer and Chairman of the Board allows our Chief Executive Officer to focus on our day-to-day business, while allowing the Chairman of the Board to lead the Board in its fundamental role of providing advice to and independent oversight of management. The Board believes that having an independent director serve as Chairman of the Board is the appropriate leadership structure for the Company at this time and demonstrates our commitment to good corporate governance.

In addition, as described in more detail below, our Board has three standing committees, each chairman and each member of which is an independent director. Our Board delegates substantial responsibility to each Board committee, which reports their activities and actions back to the Board. We believe that our independent Board committees and their chairmen are an important aspect of our Board leadership structure.

Risk Oversight

Our Board, as a whole and through its committees, has responsibility for the oversight of risk management. With the oversight of our Board, our officers are responsible for the day-to-day management of the material risks Atmel faces. In its oversight role, our Board has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed. The involvement of the Board in setting our business strategy at least annually is a key part of its oversight of risk management, its assessment of management's appetite for risk and its determination of what constitutes an appropriate level of risk for Atmel. The Board regularly receives updates from management and outside advisors regarding certain risks the Company faces, including litigation and various operating risks.

In addition, our Board committees each oversee certain aspects of risk management. For example, our Audit Committee is responsible for overseeing risk management of financial matters, financial reporting, the adequacy of our risk-related internal controls, and internal investigations; our Compensation Committee oversees risks related to compensation policies and practices; and our Corporate Governance and Nominating Committee oversees governance related risks, such as Board independence and conflicts of interest, as well as management and director succession planning. Our Board committees report their findings to the Board.

Senior management attends Board and Board committee meetings and is available to address any questions or concerns raised by the Board on risk management-related and any other matters. Annually, the Board holds strategic planning sessions with senior management to discuss strategies, key challenges, and risks and opportunities for the Company.

Board Meetings and Committees

All directors are expected to attend each meeting of the Board and the committees on which he serves. All directors are also encouraged, but not required, to attend our Annual Meeting of Stockholders. Each director attended the 2009 Annual Meeting of Stockholders. During the fiscal year ended December 31, 2009, the Board held 12 meetings.

The Board has the following standing committees: an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee. Each of the directors attended or participated in 75% or more of the aggregate of (i) the total number of meetings of the Board (held during the period for which he was a director) and (ii) the total number of meetings held by all committees of the Board on which he served during the past fiscal year (held during the periods that he served).

Audit Committee

We have a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The current members of the Audit Committee are Messrs. Sugishita (Chairman), Carinalli and Saltich. The Board has determined that (1) each of the current members of the Audit Committee is "independent" within the meaning of the Nasdaq listing standards and within the meaning of the rules of the Exchange Act and (2) Mr. Sugishita meets the requirements of an audit committee financial expert in accordance with SEC rules. The Audit Committee held 13 meetings during 2009 at which, among other things, the Committee discussed Atmel's financial results and regulatory developments and Atmel's response to such regulatory developments with Atmel's independent registered public accounting firm.

The duties of the Audit Committee are to assist the Board in fulfilling its responsibility for general oversight of the integrity of Atmel's financial statements, Atmel's compliance with legal and regulatory requirements, the qualifications, independence and performance of Atmel's independent registered public accounting firm, the organization and performance of Atmel's internal audit function, and Atmel's internal accounting and financial reporting controls. Among other things, the Audit Committee prepares the Audit Committee report for inclusion in the annual proxy statement, reviews the reports of Atmel's management, internal audit and independent registered public accounting firm concerning Atmel's internal accounting and financial controls, appoints, determines the compensation of and oversees the work of Atmel's independent registered public accounting firm, and reviews and approves the scope of the annual audit. In discharging its oversight role, the Audit Committee is empowered to

investigate any matter brought to its attention with full access to all of Atmel's books, records, facilities and personnel and the power to retain outside legal, accounting or other advisors for this purpose. The Audit Committee has the sole authority and responsibility to select, evaluate and, where appropriate, replace Atmel's independent registered public accounting firm. The charter of the Audit Committee can be accessed on our web site at www.atmel.com/ir/governance.asp.

See "Report of the Audit Committee" below for more information regarding the functions of the Audit Committee.

Compensation Committee

We have a separately-designated standing Compensation Committee. The Compensation Committee currently consists of Messrs. Saltich (Chairman), Carinalli, Der Torossian and Sugishita. Our Board has determined that each of the members of the Compensation Committee is "independent" within the meaning of the Nasdaq listing standards. This Committee reviews and approves Atmel's executive compensation policies, including the salaries and target bonuses of our executive officers, and administers our equity compensation plans. See "Executive Compensation — Compensation Discussion and Analysis" below for a description of Atmel's processes and procedures for the consideration and determination of executive compensation. The Compensation Committee held 9 meetings during 2009. The charter of the Compensation Committee can be accessed on our web site at www.atmel.com/ir/governance.asp.

The Compensation Committee Report is included below in "Executive Compensation."

Corporate Governance and Nominating Committee

We have a separately-designated standing Corporate Governance and Nominating Committee that currently consists of Messrs. Sugishita (Chairman) and Der Torossian and Dr. Ross. The Board has determined that each of the members of the Corporate Governance and Nominating Committee is "independent" within the meaning of the Nasdaq listing standards. This Committee reviews Atmel's principles of corporate governance and recommends changes to the Board as necessary. The Committee also reviews governance-related stockholder proposals and makes recommendations to the Board for action on such proposals. For additional information see "Director Candidates" below. The Corporate Governance and Nominating Committee makes recommendations to the Board regarding the composition and size of the Board. The Committee also establishes procedures for the submission of candidates for election to the Board, establishes procedures for identifying and evaluating candidates for director and determines the relevant criteria for Board membership. The Corporate Governance and Nominating Committee held 4 meetings during 2009. The charter of the Corporate Governance and Nominating Committee can be accessed on our web site at www.atmel.com/ir/governance.asp.

Compensation Committee Interlocks and Insider Participation

During fiscal 2009, the following directors were members of Atmel's Compensation Committee: Messrs. Saltich, Carinalli, Der Torossian and Sugishita. No interlocking relationships exist between any member of the Board or Compensation Committee and any member of the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past. No member of the Compensation Committee was a present or former officer or employee of Atmel or its subsidiaries, other than Mr. Sugishita who since August 2006 has served as Non-executive Chairman of the Board. Mr. Sugishita is a non-employee director of Atmel.

Director Candidates

Atmel's bylaws set forth the procedure for the proper submission of stockholder nominations for membership on the Board. Please refer to Section 2.2(c) of our bylaws for a description of the process for nominating directors. It is the Corporate Governance and Nominating Committee's policy to consider properly submitted stockholder recommendations (as opposed to a formal nomination) for candidates for membership on the Board. A stockholder may submit a recommendation for a candidate for membership on the Board by submitting in writing the name and background of such candidate to the Atmel Corporate Governance and Nominating Committee, c/o Corporate Secretary, Atmel Corporation, 2325 Orchard Parkway, San Jose, CA 95131. The Corporate Governance and Nominating Committee

will consider a recommendation only if (1) appropriate biographical and background information on the candidate is provided, (2) the recommended candidate has consented in writing to a nomination and public disclosure of the candidate's name and biographical information, and (3) the recommending stockholder has consented in writing to public disclosure of such stockholder's name. Required biographical and background information include: (A) the name, age, business address and residence of such person, (B) the principal occupation and employment of such person, and (C) biographical information on the recommended candidate that the recommending stockholder believes supports such candidacy (keeping in mind the criteria discussed below that the Corporate Governance and Nominating Committee considers when making recommendations for nomination to the Board).

The Corporate Governance and Nominating Committee uses a variety of methods for identifying candidates for nomination to the Board. Although candidates for nomination to the Board typically are suggested by existing directors or by our executive officers, candidates may come to the attention of the Committee through professional search firms, stockholders or other persons. The process by which candidates for nomination to the Board are evaluated includes review of biographical information and background material on potential candidates by Committee members, meetings of Committee members from time to time to evaluate and discuss potential candidates, and interviews of selected candidates by members of the Committee. Candidates recommended by stockholders (and properly submitted, as discussed above) are evaluated by the Corporate Governance and Nominating Committee using the same criteria as other candidates. Although the Corporate Governance and Nominating Committee does not have specific minimum qualifications that must be met before recommending a candidate for election to the Board, the Committee does review numerous criteria before recommending a candidate. Such criteria include, but are not limited to: character, integrity, judgment, diversity, age, independence, skills, education, expertise, business acumen, business experience, length of service, understanding of our business, and other commitments.

The Corporate Governance and Nominating Committee does not have a policy with regard to the consideration of diversity in identifying director nominees; however, as discussed above, diversity is one of the numerous criteria the Corporate Governance and Nominating Committee reviews before recommending a candidate.

Communications from Stockholders

Stockholders may communicate with the Board by submitting either an email to bod@atmel.com or written communication addressed to the Board (or specific board member) c/o Corporate Secretary, Atmel Corporation, 2325 Orchard Parkway, San Jose, CA 95131. Email communications that are intended for a specific director should be sent to the email address above to the attention of the applicable director. The Chairman of the Corporate Governance and Nominating Committee will, with the assistance of our Corporate Secretary, (1) review all communications to the Board, (2) determine if such communications relate to substantive matters, (3) if such communications relate to substantive matters, provide copies (or summaries) of such communications to the other directors as he or she considers appropriate, and (4) if such communications do not relate to substantive matters, determine what action, if any, will be taken with such communications. Communications relating to personal grievances or matters as to which we receive repetitive and duplicative communications are unlikely to be deemed "substantive."

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of Compensation Program and Philosophy

Atmel's compensation program for its executive officers is generally intended to meet the following objectives: (i) attract, retain, motivate and reward superior executive talent that is key to the business success of the Company with competitive compensation; (ii) link total compensation with the achievement of Atmel's strategic objectives (financial and non-financial) and individual performance goals; and (iii) align the interests and objectives of Atmel's executives with the interests of our stockholders.

The Compensation Committee reviews Atmel's compensation program for its executive officers on an annual basis. The Compensation Committee determines the compensation for all of Atmel's executive officers and uses the

above objectives to guide it in assessing the proper allocation among the following elements of compensation: base salary, incentive bonus, and equity compensation. Atmel also provides other benefits to its executive officers, as further described below.

The Compensation Committee does not target specific competitive levels of pay for individual executives; rather, in determining levels of compensation for individual executives, the Compensation Committee takes into consideration a number of factors, including the following:

- individual executive performance, experience, and qualifications;
- Atmel's performance against financial goals, including profitability and revenue;
- the scope of the executive's role;
- competitive pay practices and prevailing market conditions;
- internal pay consistency; and
- retention incentives.

For purposes of the above, individual performance for all executive officers (other than the Company's Chief Executive Officer) is subjectively assessed by the Chief Executive Officer who then makes recommendations to the Compensation Committee. The Compensation Committee solely assesses the individual performance of the Chief Executive Officer. In addition, the executive bonus plan (as further described below) also includes an assessment of individual performance objectives. None of the factors above is determinative for setting compensation levels, and the impact of each individual factor is not quantifiable.

Throughout this Compensation Discussion and Analysis, the individuals included in the "Summary Compensation Table" below, are referred to as the "named executive officers."

Role of Compensation Committee

Atmel's executive compensation program is overseen and administered by the Compensation Committee. The Compensation Committee currently consists of Messrs. Saltich (Chairman), Carinalli, Der Torossian, and Sugishita. Each of these individuals qualifies as (i) an "independent director" under the Nasdaq listing standards, (ii) a "non-employee director" under Rule 16b-3 of the Securities Exchange Act of 1934, as amended, and (iii) an "outside director" under Section 162(m) of the Code. The Compensation Committee reviews and approves our executive compensation objectives and programs; approves specific executive officer compensation decisions, such as salaries, target bonuses and actual bonuses; and administers our stock incentive plans. The Compensation Committee has the ultimate authority to make decisions with respect to the compensation of our named executive officers, but may, if it chooses, delegate any of its responsibilities to a subcommittee. The Compensation Committee has not delegated any of its authority with respect to any material component of the compensation of executive officers of Atmel. The Compensation Committee held 9 meetings during 2009. The Compensation Committee operates under a written charter adopted by our Board. A copy of the charter is available at http://www.atmel.com/ir/governance.asp.

Role of Executive Officers in Compensation Decisions

The Compensation Committee, in consultation with its independent compensation consultant, meets with Atmel's President and Chief Executive Officer and/or other executives to obtain recommendations with respect to Company compensation programs, practices, and packages for executive officers and certain other employees. Management makes recommendations to the Compensation Committee on base salaries, target and actual bonuses, and equity compensation for the executive team and other employees; however, individual executive officers do not propose or seek approval for their own compensation. The Compensation Committee considers, but is not bound by and does not always accept, management's recommendations with respect to executive compensation.

Our Chief Executive Officer attends portions of the Compensation Committee's meetings, but the Compensation Committee also holds executive sessions not attended by any members of management or non-independent directors. The Compensation Committee discusses our Chief Executive Officer's compensation package with him,

but deliberates and makes decisions with respect to his compensation without him present and in consultation with its independent compensation consultant. The Board has delegated authority to our Chief Executive Officer to grant options and restricted stock units to certain non-executive employees under specific circumstances, including prior review and approval from our vice president of human resources (or a delegate), subsequent review from our chief legal officer (or a delegate), and in certain circumstances subsequent approval from our Chairman of the Compensation Committee. Copies of approvals pursuant to this delegation of authority are periodically reviewed with the Compensation Committee.

Role of Compensation Consultant

The Compensation Committee has the authority to engage its own independent advisors to assist in carrying out its responsibilities and has done so. Since 2006, the Compensation Committee has retained Compensia, Inc. ("Compensia") to advise the Compensation Committee on executive compensation matters. In 2009, Compensia's services included an analysis of the compensation practices of the Peer Companies (as defined below) and of broader technology company compensation practices as reflected in the Survey Data (as defined below), consulting with respect to salary, bonus and equity compensation of executive officers, consulting with respect to compensation-related terms of employment agreements of executive officers, consulting with respect to severance / change of control arrangements, and consulting with respect to market practice for option exchange programs. Compensia serves at the discretion of the Compensation Committee. In 2008 and 2009, Compensia also advised Atmel's Corporate Governance and Nominating Committee with respect to the compensation of Atmel's Board of Directors. Although Compensia worked with management in carrying out its duties for the Compensation Committee and the Corporate Governance and Nominating Committee, Compensia is engaged by and reports to the Compensation Committee.

In analyzing our executive compensation program for fiscal 2009, Compensia used data from a group of peer companies in the semiconductor industry (the "Core Peers"), other peer companies in the high-tech industry (the "Broad High-tech Peers," and collectively with the Core Peers, the "Peer Companies") and multiple data points from companies represented in executive compensation surveys ("Survey Data"). The Peer Companies were selected on the basis of their fiscal and business similarities to Atmel and were approved by the Compensation Committee. The Broad High-tech Peers were included in the analysis process to provide the Compensation Committee with a perspective on how technology companies outside of the semiconductor industry compensate their executives. The Survey Data was comprised primarily of San Francisco Bay Area technology companies with annual revenues between $1 billion and $3 billion. The Peer Companies were:

Core Peers:

- Altera Corporation
- Analog Devices, Inc.
- Broadcom Corporation
- Cypress Semiconductor Corporation
- Fairchild Semiconductor International, Inc.
- International Rectifier Corporation
- Linear Technology Corporation
- LSI Corporation (LSI Logic)
- Marvell Technology Group Ltd.
- Maxim Integrated Products, Inc.
- Microchip Technology Incorporated
- National Semiconductor Corporation
- NVIDIA Corporation
- ON Semiconductor Corporation
- Spansion Inc.
- Vishay Intertechnology, Inc.
- Xilinx, Inc.

Broad High-tech Peers:

- Autodesk, Inc.
- Cadence Design Systems, Inc.
- Juniper Networks, Inc.
- Palm, Inc.
- Synopsys, Inc.
- Verisign, Inc.

Elements of Compensation

The three primary elements that comprise Atmel's compensation program are: (i) base salary; (ii) incentive bonuses; and (iii) long-term incentives through equity awards. Each of these elements is considered a primary element of compensation because each is considered useful and necessary to meet one or more of the principal objectives of our compensation programs.

The following secondary elements supplement Atmel's compensation program: (i) deferred compensation benefits; (ii) retirement benefits provided under a 401(k) plan or as typically provided in the country where our executive officers reside; and (iii) generally available benefit programs, such as life insurance, health care benefits and participation in our employee stock purchase plan, or ESPP. The above are considered secondary elements of Atmel's compensation program because they typically comprise a relatively small percentage of the total compensation of our executive officers and are generally set at levels such that they would not constitute a strong factor in attracting or retaining our executive officers.

In addition, Atmel provides its executive officers with certain severance and other payments following a termination of employment, including in connection with a change of control, as discussed below.

The Compensation Committee reviews the primary elements of our executive compensation program on an annual basis and reviews the other elements from time to time to ensure that compensation levels remain competitive. In setting compensation levels for a particular executive, the Compensation Committee consults with independent advisors and takes into consideration the proposed compensation package as a whole and each element individually, as well as the factors listed above in "Overview of Compensation Program and Philosophy."

Base Salary, Bonuses, and Equity Awards — Overview

Atmel makes base salaries and bonuses a significant portion of the executive compensation package in order to remain competitive in attracting and retaining executive talent. Bonuses also are paid in order to incentivize and reward the executives for achieving individual goals and the goals of Atmel. The Compensation Committee determines each executive officer's target total annual cash compensation (salary and bonuses) on a yearly basis. The Compensation Committee also grants equity compensation to executive officers in order to align the interests of our executive officers with those of our stockholders by creating an incentive for our executive officers to achieve long-term stockholder value.

Base Salary

In fiscal 2009, no increases were made to the base salaries of Atmel's named executive officers. In February 2009, the Compensation Committee, upon management's recommendation, approved a temporary salary reduction for executive officers. As reflected in the column entitled "Temporarily Reduced Annualized Salary for 2009" of the below table, the salary of our Chief Executive Officer was reduced by ten percent (10%), and the salaries of our other executive officers were reduced by seven percent (7%). The temporary salary reduction was in effect from February 1, 2009 to December 31, 2009.

Name and Title	Base Salary for 2009 ($)	Temporarily Reduced Annualized Salary for 2009 ($)
Steven Laub *President and Chief Executive Officer*	755,000	679,500
Stephen Cumming *Vice President, Finance and Chief Financial Officer*	345,000	320,850
Walt Lifsey *Executive Vice President, Operations*	500,000	465,000
Tsung-Ching Wu *Executive Vice President, Office of the President*	509,200	473,556
Rod Erin *Vice President, RFA and Non-Volatile Memory Segments*	350,000	325,500

Effective January 1, 2010, the base salaries of Atmel's named executive officers returned to the levels in effect immediately prior to the implementation of the temporary salary reduction.

Incentive Bonuses

Payment of bonus amounts, and therefore total cash compensation, depends on the achievement of specified performance goals. In consultation with Compensia, the Compensation Committee adopted an executive bonus plan for fiscal year 2009 (the "2009 Bonus Plan"). The 2009 Bonus Plan is a cash incentive program designed to motivate participants to achieve Atmel's financial and other performance objectives, and to reward them for their achievements when those objectives are met. All of Atmel's executive officers were eligible to participate in the 2009 Bonus Plan. Target bonuses ranged from 50% to 125% of an executive's base salary, and the amount of the bonus actually paid to an executive officer was based on the achievement of (i) certain Company performance objectives tied to Atmel's annual revenue and non-GAAP operating profit percentage, (ii) certain individual performance objectives approved by the Compensation Committee, and (iii) for some executive officers, certain business unit objectives tied to the business unit's annual revenue and non-GAAP operating profit percentage. Non-GAAP operating profit percentages exclude the effect of stock-based compensation expense, restructuring and asset impairment charges, acquisition related charges, certain legal and accounting expenses, and other items approved by the Compensation Committee. Under the 2009 Bonus Plan, actual individual bonuses paid could range from zero to 200% of an individual's bonus target, depending upon the level of achievement of the various objectives described above. However, no bonuses were to be paid under the executive bonus plan if the Company did not achieve an annual non-GAAP operating profit (excluding the impact of items mentioned above in the paragraph).

For fiscal 2009, the Compensation Committee determined that it would be appropriate to choose different performance measures for different executives as follows:

- For our Chief Executive Officer and other executive officers that were not business unit heads, the Compensation Committee chose two primary measures: (i) Atmel's financial objectives, which consisted of Atmel's revenue and non-GAAP operating profit percentage (weighted at 37.5% each); and (ii) individual performance objectives (weighted at 25%), which included strategic, restructuring, operational, human resources and teamwork oriented objectives (except for our Chief Executive Officer, for whom the objectives included investor objectives rather than teamwork oriented objectives).

- For executive officers that were business unit heads, the Compensation Committee chose three primary measures: (i) Atmel's financial objectives, which consisted of Atmel's revenue and non-GAAP operating profit percentage (weighted at 12.5% each); (ii) the business unit's financial objectives, which consisted of the business unit's revenue and non-GAAP operating profit percentage (weighted, depending on the business unit, at 25.0% each or 33.3% for the business unit's revenue and 16.7% for the business unit's non-GAAP operating profit percentage); and (iii) individual performance objectives (weighted at 25%), which included strategic, restructuring, operational, human resources and teamwork oriented objectives.

Achievement of each such factor is measured independently, and a threshold for each factor must be met for any credit to be given to that factor. Awards are prorated between threshold and target performance and target and stretch performance.

Atmel's target revenue and non-GAAP operating profit percentage objectives were set at levels that required the Company to achieve a performance level that represents the best level of performance achieved during a recessionary period since fiscal year 2002 specifically comparing 2009 to 2002 and 2005. Atmel's non-GAAP operating profit percentage target was set excluding the effect of stock-based compensation expense, restructuring and asset impairment charges, acquisition related charges, and certain non-recurring legal and accounting expenses. The Compensation Committee retained discretion to modify the bonus that would otherwise be payable based on actual performance.

We issued our audited financial statements for fiscal year 2009 on March 1, 2010. In March 2010, the Compensation Committee reviewed the Company's audited fiscal 2009 financial results and the individual performance of the executives. In consultation with Compensia and following review of the factors discussed above in "Overview of Compensation Program and Philosophy," the Compensation Committee approved bonus

awards for the Company's executive officers that were less than the bonuses that would have been paid based solely upon Company and individual performance as measured against the performance measures specified in the 2009 Bonus Plan. The Committee felt that the bonuses awarded were appropriate given Company and individual performance as well as the economic environment in fiscal year 2009 and its effect on competitive pay practices and prevailing market conditions. Approved awards for the named executive officers are listed below:

Name	Fiscal 2009 Bonus Awards ($)
Steven Laub	790,391
Stephen Cumming	193,200
Walt Lifsey	328,125
Tsung-Ching Wu	310,294
Rod Erin	180,810

Long-Term Incentive Compensation

Atmel provides long-term incentive compensation through awards of stock options and restricted stock units that generally vest over multiple years, as well as performance shares, which are restricted stock units that vest upon the achievement of performance goals. Atmel's equity compensation program is intended to align the interests of our executive officers with those of our stockholders by creating an incentive for our executive officers to achieve long-term stockholder value. The equity compensation program also is designed to retain highly talented executives.

Equity-based incentives are granted to our executive officers under Atmel's stockholder-approved 2005 Stock Plan. Pursuant to Atmel's equity compensation granting policy, grants to executive officers are approved either during scheduled meetings or by unanimous written consent of the Compensation Committee effective upon the date the last signature is obtained. Options are priced (the "Pricing Date") on the 15th of the month on or after the approval date, or the next trading day if the market is not open on the 15th of the month (for example, stock options approved between October 16 and November 15 would have a Pricing Date of November 15). Restricted stock units and performance share grants are generally effective on the 15th of the middle month of the calendar quarter in which the approval date occurs. All options have a per share exercise price equal to the closing price of Atmel's common stock on the Pricing Date. The Compensation Committee has not granted, nor does it intend in the future to grant, equity compensation awards to executives in anticipation of the release of material nonpublic information that is likely to result in changes to the price of Atmel common stock, such as a significant positive or negative earnings announcement. Similarly, the Compensation Committee has not timed, nor does it intend in the future to time, the release of material nonpublic information based on equity award grant dates. Also, because equity compensation awards typically vest over a four-year period, the value to recipients of any immediate increase in the price of Atmel's stock following a grant may be attenuated.

Our Compensation Committee regularly monitors the environment in which Atmel operates and makes changes to our equity compensation program to help us meet our compensation objectives, including achieving long-term stockholder value. Atmel grants stock options and restricted stock units because they can be effective tools for meeting Atmel's compensation goal of increasing long-term stockholder value by tying the value of executive officer rewards to Atmel's future stock price performance. Employees are able to profit from stock options only if Atmel's stock price increases in value over the stock option's exercise price. Restricted stock units also provide significant incentives tied to stock price appreciation, as well as incentives for the executives to remain employed with Atmel. Atmel believes the combination of options and restricted stock units that were granted provide effective incentives to executives to achieve increases in the value of Atmel's stock. Pursuant to our 2005 Stock Plan, each share subject to restricted stock, restricted stock units (including performance shares), and stock purchase rights granted on or after May 14, 2008 is counted as one and 78/100 (1.78) shares against the shares available for grant under the 2005 Stock Plan.

In fiscal 2008, our Compensation Committee approved the issuance of performance shares to our executive officers. The performance share awards provide for the grant of a maximum number of restricted stock units that

will be paid out in shares of Atmel common stock if the applicable non-GAAP operating margin performance criteria have been met. The performance share awards provide that during the performance period beginning July 1, 2008, and ending December 31, 2012, a portion of the performance shares could have become eligible to vest for each quarterly performance period beginning on or after April 1, 2009 (provided, that, in the case of a new executive officer, the individual has been a service provider for at least four full quarterly performance periods). The number of performance shares in which the executive officer may vest for each such quarterly performance period will depend upon achievement with respect to the non-GAAP operating margin performance criteria. Non-GAAP operating margin figures exclude the effect of stock-based compensation expense, restructuring and asset impairment charges, acquisition related charges, and certain non-recurring legal and accounting expenses. The non-GAAP operating margin performance criteria are at levels that require significantly greater performance as compared to any period since fiscal year 2002 in order to vest 100%. However, if a "change of control" (as such term is defined in the performance share awards) occurs during the performance period, the performance period will be deemed to end immediately prior to the change of control and the vesting of the performance shares subject to the performance share awards will convert to a time-based vesting schedule. The number of performance shares in which the executive officer will be entitled to vest in accordance with the time-based vesting schedule will equal up to fifty percent (50%) of the maximum number of performance shares subject to the performance share award, or a lesser amount if the recipient had previously vested in more than fifty percent (50%) of such maximum number of performance shares. Generally, performance shares that have not vested by the time of an executive officer's termination of service with Atmel will be forfeited. However, the performance share awards provide that in the event that the executive incurs a termination of service within three (3) months before or eighteen (18) months following a change of control either (i) by Atmel due to death, disability or for any reason other than for "cause" (as such term is defined in the performance share awards), or (ii) by the recipient for "good reason" (as such term is defined in the performance share awards), then the unvested performance shares that were converted to a time-based vesting schedule as discussed above will fully vest.

The number of options or restricted stock units our Compensation Committee grants to each executive and the vesting schedule for each grant is determined based on the factors discussed above in "Overview of Compensation Program and Philosophy." While the retention value of unvested equity awards is a factor in award determination, total potential equity ownership levels are not otherwise a factor.

In fiscal 2009, in consultation with Compensia and following review of the factors discussed above in "Overview of Compensation Program and Philosophy," the Compensation Committee granted stock options and restricted stock units to Atmel's executive officers. These grants to the named executive officers are set forth below in the table entitled "Grants of Plan-Based Awards in 2009." For fiscal 2009 annual grants, the Committee determined that a mix of stock option awards, vesting monthly over four years, and restricted stock unit awards, vesting quarterly over four years, with the mix of restricted stock units comprising a larger percentage of the mix than in past years, was appropriate and would provide an appropriate mix of motivation and retention incentives.

Other Benefit Programs

Severance/Change of Control Benefits

In fiscal 2008, in consultation with Compensia, the Compensation Committee reviewed Atmel's severance and change of control policies for executive officers and adopted the Change of Control and Severance Plan, which applies to Atmel's executive officers (other than our Chief Executive Officer). The Change of Control and Severance Plan provides for certain payments to be made upon an executive officer's termination without "cause," or resignation for "good reason," in connection with a "change of control," as such terms are defined in the plan. The payments that may be made pursuant to the Change of Control and Severance Plan are described further below under the section entitled "Potential Payments Upon Termination or Change of Control." In addition, the Compensation Committee determined that during the pendency of the temporary salary reduction program for executive officers described above under the section entitled "Base Salary," immediately prior to any change of control, each executive affected by the temporary salary reductions would become entitled to receive the cumulative amount of that executive's base salary that was not paid because of the temporary salary reductions. No such change of control occurred during the temporary salary reduction program. The Compensation Committee believes that adoption of the Change of Control and Severance Plan is, and adoption of the change of control provisions of the

temporary salary reduction program was, in the best interests of Atmel's stockholders and helps ensure the continued dedication and performance of Atmel's officers.

Executive Deferred Compensation Plan

The Atmel Executive Deferred Compensation Plan (the "EDCP") is a non-qualified U.S. deferred compensation plan allowing certain employees to defer a portion of their salary and bonus, thereby allowing the participating employee to defer taxation on such amounts. Participants are credited with deemed investment returns based on the allocation of their account balances among a range of mutual funds available for the deemed investment of amounts credited under the EDCP. Participants remain general creditors of Atmel. Distributions from the plan generally commence in the quarter following a participant's retirement or termination of employment. Atmel accounts for the EDCP in accordance with Accounting Standards Codification 710 ("ASC 710"). In accordance with ASC 710, the liability associated with the other diversified assets is being marked to market with the offset being recorded as compensation expense, primarily selling, general and administrative expense, to the extent there is an increase in the value, or a reduction of operating expense, primarily selling, general and administrative expense, to the extent there is a decrease in value. The other diversified assets are marked to market with the offset being recorded as other income (expense), net.

The EDCP is offered to higher level U.S. employees in order to allow them to defer more compensation than they would otherwise be permitted to defer under a tax-qualified retirement plan, such as our 401(k) Tax Deferred Savings Plan (the "401(k) Plan"). Further, Atmel offers the EDCP as a competitive practice to enable it to attract and retain top talent. The EDCP is evaluated for competitiveness in the marketplace from time to time, but the level of benefit provided by the EDCP is not typically taken into account in determining an executive's overall compensation package for a particular year.

Retirement Benefits under the 401(k) Plan, Executive Perquisites and Generally Available Benefit Programs

In addition to the EDCP, Atmel maintains a tax-qualified 401(k) Plan, which provides for broad-based employee participation. Atmel does not provide defined benefit pension plans or defined contribution retirement plans to its executives or other employees other than: (a) the 401(k) Plan, or (b) as required in certain countries other than the United States for legal or competitive reasons.

In fiscal 2009, the executive officers were eligible to receive health care coverage that is generally available to other Atmel employees. In addition, Atmel offers a number of other benefits to the named executive officers pursuant to benefit programs that provide for broad-based employee participation. These benefits programs include the employee stock purchase plan, medical, dental and vision insurance, long-term and short-term disability insurance, life and accidental death and dismemberment insurance, health and dependent care flexible spending accounts, business travel insurance, relocation/expatriate programs and services, educational assistance, employee assistance and certain other benefits.

The 401(k) Plan and other generally available benefit programs are intended to allow Atmel to remain competitive in retaining employee talent, and Atmel believes that the availability of the benefit programs generally enhances employee productivity and loyalty to Atmel. The main objectives of Atmel's benefits programs are to give our employees access to quality healthcare, financial protection from unforeseen events, assistance in achieving retirement financial goals, enhanced health and productivity and to provide support for global workforce mobility, in full compliance with applicable legal requirements. These generally available benefits typically do not specifically factor into decisions regarding an individual executive's total compensation or equity award package.

Stock Ownership Guidelines and Certain Trading Restrictions

Pursuant to our Corporate Governance Principles, stock ownership for our directors and executive officers is encouraged. In addition, our executive officers and certain other individuals subject to our Insider Trading Policy are prohibited from engaging in transactions in publicly-traded options, such as puts and calls, and other derivative transactions with respect to Atmel's securities. This prohibition extends to hedging or similar transactions designed to decrease the risks associated with holding Atmel securities.

Accounting and Tax Considerations

Atmel has considered the potential impacts of the excise taxes under Sections 280G and 409A of the Code and has not provided any executive officer or director with a gross-up or other reimbursement for tax amounts the executive might pay pursuant to these Sections. Section 280G and related Code sections provide that executive officers, directors who hold significant stockholder interests and certain other service providers could be subject to significant additional taxes if they receive payments or benefits in connection with a change of control of Atmel that exceeds certain limits, and that Atmel or its successor could lose a deduction on the amounts subject to the additional tax. Section 409A also imposes additional significant taxes on the individual in the event that an executive officer, director or service provider receives "deferred compensation" that does not meet the requirements of Section 409A. To assist in the avoidance of additional tax under Section 409A, Atmel structured the EDCP and structures its equity awards and other compensation programs in a manner intended to comply with the applicable Section 409A requirements.

In determining which elements of compensation are to be paid, and how they are weighted, Atmel also takes into account whether a particular form of compensation will be considered "performance-based" compensation for purposes of Section 162(m) of the Code. Under Section 162(m), Atmel generally receives a federal income tax deduction for compensation paid to any of its named executive officers only if the compensation is less than $1 million during any fiscal year or is "performance-based" under Section 162(m). All of the stock options granted to our executive officers are intended to qualify as performance-based compensation under Section 162(m). To maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, the Compensation Committee has not adopted a policy that all compensation must be deductible on our federal income tax returns.

We adopted Accounting Standards Codification 718 ("ASC 718") effective January 1, 2006. ASC 718 requires companies to estimate the fair value of share-based payment awards on the measurement date using an option-pricing model. The value of the portion of the award that is ultimately expected to vest will be recognized as expense over the requisite service periods in our Consolidated Statements of Operations.

Compensation Committee Report

The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that Atmel specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Exchange Act.

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis for fiscal 2009 required by Item 402(b) of Regulation S-K. Based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Respectfully submitted by the members of the Compensation Committee of the Board of Directors.

Jack L. Saltich (Chairman)
Charles Carinalli
Papken Der Torossian
David Sugishita

Compensation Practices and Risk

Our Compensation Committee has discussed the concept of risk as it relates to our compensation program, and the Committee does not believe our compensation program encourages excessive or inappropriate risk taking for the following reasons:

- Our use of different types of compensation vehicles provide a balance of long and short-term incentives with fixed and variable components.

- We grant equity based awards with time based vesting and performance based vesting, both of which encourage participants to look to long-term appreciation in equity values.
- The metrics used to determine the amount of an executive's bonus under the 2009 Bonus Plan included Company-wide metrics, and for certain employees, business unit-wide metrics, which we believe promote long-term value. In addition, a participant's overall bonus cannot exceed two times the target amount, no matter how much financial performance exceeds the metrics established at the beginning of the year.
- Our Compensation Committee retains discretion to modify or to eliminate incentive bonuses that would otherwise be payable based on actual financial performance under our 2009 Bonus Plan.
- Our system of internal control over financial reporting, standards of business conduct, and whistle-blower program, among other things, reduce the likelihood of manipulation of our financial performance to enhance payments under our 2009 Bonus Plan.

The Company's management reviews the primary elements of our compensation program on an annual basis and reviews the other elements from time to time to ensure that compensation levels remain competitive.

Summary Compensation Table

The following table presents information concerning the total compensation of (i) our principal executive officer, (ii) our principal financial officer, and (iii) our three most highly compensated executive officers, other than our principal executive officer and principal financial officer, who were serving as executive officers at the end of fiscal 2009 (our "named executive officers"). No disclosure is provided for 2007 or 2008 for those persons who were not named executive officers in 2007 and 2008.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)(a)	Option Awards ($)(1)(b)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Steven Laub	2009	686,760	—	4,551,579	1,288,487	790,391	18,823	7,336,040
President and Chief	2008	762,115	—	11,757,115	3,428,723	860,578	29,075	16,837,606
Executive Officer	2007	706,731	—	5,356,765	1,796,390	968,333	25,714	8,853,933
Stephen Cumming(4)	2009	319,871	—	549,358	163,381	193,200	16,346	1,242,156
Vice President, Finance and	2008	172,500	—	1,589,401	670,963	106,438	28,033	2,567,335
Chief Financial Officer								
Walt Lifsey	2009	468,365	10,000(5)	1,216,037	341,507	328,125	13,247	2,377,281
Executive Vice President,	2008	489,423	—	2,746,085	412,717	365,389	23,041	4,036,655
Operations								
Tsung-Ching Wu	2009	476,983	—	1,207,910	341,507	310,294	20,762	2,357,456
Executive Vice President,	2008	516,215	—	2,552,838	211,643	348,243	29,574	3,658,513
Office of the President	2007	479,577	—	—	740,729	428,563	25,684	1,674,553
Rod Erin	2009	332,471	—	746,880	217,842	180,810	14,849	1,492,852
Vice President, RFA and	2008	339,423	—	2,021,497	158,732	172,309	22,926	2,714,887
Non-Volatile Memory Segments								

(1)(a) Stock awards consist only of restricted stock units. Amounts shown in this column do not reflect compensation actually received by the named executive officer. Instead the dollar value of the awards shown in this column is the aggregate grant date fair value computed in accordance with the Financial Accounting Standards Board ("FASB") ASC 718 for the years ended December 31, 2007, 2008 and 2009, but excluding any estimate of future forfeitures related to service-based vesting conditions for performance restricted stock units only. The valuation of these awards is set forth in the Notes to Consolidated Financial Statements in our fiscal 2009 Annual Report on Form 10-K filed with the SEC on March 1, 2010.

(1)(b) Option awards consist only of stock options. Amounts shown in this column do not reflect compensation actually received by the named executive officer. Instead the dollar value of the awards shown in this column is the aggregate grant date fair value computed in accordance with FASB ASC 718 for the years ended December 31, 2007, 2008 and 2009. The assumptions used in the valuation of these awards are set forth in

the Notes to Consolidated Financial Statements in our fiscal 2009 Annual Report on Form 10-K filed with the SEC on March 1, 2010.

(2) The amounts under Non-Equity Incentive Plan Compensation reflect bonuses granted pursuant to the executive bonus plans adopted by the Compensation Committee on May 28, 2009 (the "2009 Bonus Plan"), May 14, 2008 (the "2008 Bonus Plan") and August 27, 2007 (the "2007 Bonus Plan"). Amounts paid under the 2009 Bonus Plan, 2008 Bonus Plan and 2007 Bonus Plan were paid in fiscal 2010, fiscal 2009 and fiscal 2008, respectively. For amounts payable under the 2008 Bonus Plan, half of the amount was paid as a cash bonus during fiscal 2009 and half was paid in fully-vested restricted stock units issued in fiscal 2009. The amounts paid under the 2009 Bonus Plan and the 2007 Bonus Plan were paid in cash. For more information regarding the 2009 Bonus Plan, see "Grant of Plan-Based Awards in 2009" below.

(3) The value and components of perquisites and other personal benefits for each of the named executive officers for fiscal 2009 are set forth below in the "All Other Compensation for Fiscal Year 2009" table.

(4) Mr. Cumming joined Atmel as Vice President, Finance and Chief Financial Officer in July 2008 at a salary of $345,000 per year.

(5) This bonus was payable in recognition for performance on a corporate project.

All Other Compensation for Fiscal Year 2009

Name	Health Insurance ($)	Life Insurance ($)	Short Term Disability Insurance ($)	Long Term Disability Insurance ($)	Other ($)(1)	Total ($)
Steven Laub	14,039	1,380	323	459	2,622	18,823
Stephen Cumming	14,039	886	323	459	639	16,346
Walt Lifsey	8,751	1,283	323	459	2,431	13,247
Tsung-Ching Wu	14,039	1,307	323	459	4,634	20,762
Rod Erin	8,751	622	323	459	4,694	14,849

(1) Premium for excess group term life insurance.

Please see the section entitled "Base Salary" in the Compensation Discussion and Analysis included in this Proxy Statement for a description of the actions taken by the Compensation Committee with respect to salaries of our named executive officers for fiscal 2010.

For a description of the Company's process for determining the payment of non-equity incentive compensation to the Company's executive officers, please see the section entitled "Incentive Bonuses" in the Compensation Discussion and Analysis included in this Proxy Statement.

For a description of the Company's practices with respect to perquisites and personal benefits provided to our executive officers, please see the section entitled "Retirement Benefits under the 401(k) Plan, Executive Perquisites and Generally Available Benefit Programs" in the Compensation Discussion and Analysis included in this Proxy Statement.

From time to time, we enter into agreements with our executive officers. For a description of the material terms of employment agreements and severance and change of control arrangements with our named executive officers, please see the section entitled "Potential Payments Upon Termination or Change of Control" included in this Proxy Statement.

Grants of Plan-Based Awards in 2009

The following table presents information concerning each grant of an award made to a named executive officer in fiscal 2009 under any plan.

Name	Grant Date	Date of Board Action to Grant the Award (if Different)	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($)	Grant Date Fair Value of Stock and Option Awards ($)(5)
			Threshold ($)	Target ($)	Maximum ($)				
Steven Laub	—	—	0	943,750	1,887,500	—	—	—	—
	3/9/09	—	—	—	—	139,704(2)	—	—	407,956
	9/14/09	—	—	—	—	1,004,701(3)	—	—	4,143,623
	9/15/09	9/14/09	—	—	—	—	594,454(4)	4.43	1,288,487
Stephen Cumming	—	—	0	241,500	483,000	—	—	—	—
	3/9/09	—	—	—	—	17,279(2)	—	—	50,457
	9/14/09	—	—	—	—	120,968(3)	—	—	498,900
	9/15/09	9/14/09	—	—	—	—	75,377(4)	4.43	163,381
Walt Lifsey	—	—	0	375,000	750,000	—	—	—	—
	3/9/09	—	—	—	—	59,316(2)	—	—	173,211
	9/14/09	—	—	—	—	252,853(3)	—	—	1,042,825
	9/15/09	9/14/09	—	—	—	—	157,557(4)	4.43	341,507
Tsung-Ching Wu	—	—	0	381,900	763,800	—	—	—	—
	3/9/09	—	—	—	—	56,533(2)	—	—	165,085
	9/14/09	—	—	—	—	252,853(3)	—	—	1,042,825
	9/15/09	9/14/09	—	—	—	—	157,557(4)	4.43	341,507
Rod Erin	—	—	0	210,000	420,000	—	—	—	—
	3/9/09	—	—	—	—	27,972(2)	—	—	81,682
	9/14/09	—	—	—	—	161,290(3)	—	—	665,198
	9/15/09	9/14/09	—	—	—	—	100,503(4)	4.43	217,842

(1) Reflects the minimum, target and maximum payment amounts that named executive officers may receive under the 2009 Bonus Plan, depending on performance against the metrics described in further detail in the "Compensation Discussion and Analysis — Incentive Bonuses" section above. The amounts range from zero (if the minimum level for financial performance and individual goals are not achieved) to a cap based on a certain percentage of the individual's base salary. The actual payout is determined by the Compensation Committee by multiplying (a) the percentage completion of the executive's goals times (b) the sum of the amounts calculated by applying the multipliers of the performance objectives to the performance objectives. Payouts under the 2009 Bonus Plan may be zero depending on Atmel's performance against the Company and business unit performance objectives and the executive's performance against individual performance objectives. Based on the parameters of the 2009 Bonus Plan, payouts are determined by the Compensation Committee. The applicable cap for each of the named executive officers was 200%. The actual bonus amounts were determined by the Compensation Committee in March 2010 and are reflected in the "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation Table." For each named executive officer, the amounts were paid as a cash bonus during fiscal 2010, as follows:

	Fiscal 2009 Bonus Awards ($)
Steven Laub	790,391
Stephen Cumming	193,200
Walt Lifsey	328,125
Tsung-Ching Wu	310,294
Rod Erin	180,810

(2) Reflects restricted stock units granted pursuant to the 2005 Stock Plan. Each restricted stock unit represents a contingent right to receive one share of Atmel's Common Stock. These shares were fully vested on March 9, 2009 as partial payment for a bonus for the 2008 fiscal year.

(3) Reflects restricted stock units granted pursuant to the 2005 Stock Plan. Each restricted stock unit represents a contingent right to receive one share of Atmel's Common Stock. 6.25% vest each quarter such that 100% of the shares subject to the option will be fully vested and exercisable on August 15, 2013.

(4) Reflects options to purchase common stock granted pursuant to the 2005 Stock Plan. Shares subject to the option vest and become exercisable as follows: 2.0833% vest each month such that 100% of the shares subject to the option will be fully vested and exercisable on September 15, 2013.

(5) Reflects the grant date fair value of each equity award computed in accordance with FASB ASC 718. See footnotes (1)(a) and (1)(b) to the "Summary Compensation Table" for a description of the assumptions used in the valuation of these awards under FASB ASC 718. These amounts do not correspond to the actual value that will be recognized by the named executive officers.

Outstanding Equity Awards at 2009 Fiscal Year End

The following table presents information concerning unexercised options and stock that has not vested as of the end of fiscal 2009 for each named executive officer.

		Option Awards				Stock Awards			
Name	Grant Date(1)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(7)	Market Value of Shares or Units of Stock That Have Not Vested ($)(5)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(15)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(16)
Steven Laub	2/10/06	47,917	2,083	4.78	2/10/16	—	—	—	—
	8/7/06(2)	1,208,333	241,667	4.89	8/7/16	—	—	—	—
	1/2/07(6)	416,667	83,333	6.05	1/2/17	—	—	—	—
	7/11/07	—	—	—	—	187,500(4)	864,375	—	—
	2/15/08(10)	583,333	416,667	3.32	2/15/18	—	—	—	—
	2/15/08	—	—	—	—	250,000(8)	1,152,500	—	—
	8/15/08(3)	286,667	573,333	4.20	8/15/18	—	—	—	—
	8/15/08	—	—	—	—	322,500	1,486,725	—	—
	8/15/08	—	—	—	—	—	—	2,150,000	2,477,875
	9/14/09	—	—	—	—	941,907(9)	4,342,191	—	—
	9/15/09(3)	37,154	557,300	4.43	9/15/19	—	—	—	—
Stephen Cumming	7/15/08(2)	141,667	258,333	3.32	7/15/18	—	—	—	—
	8/15/08	—	—	—	—	—	—	357,000	411,443
	8/15/08	—	—	—	—	22,500	103,725	—	—
	10/27/08	—	—	—	—	—	—	18,000	20,745
	9/14/09	—	—	—	—	113,407(9)	522,806	—	—
	9/15/09(3)	4,711	70,666	4.43	9/15/19	—	—	—	—
Walt Lifsey	12/15/06(2)	375,000	125,000	6.28	12/15/16	—	—	—	—
	8/15/07(3)	87,500	62,500	4.74	8/15/17	—	—	—	—
	2/15/08(3)	57,292	67,708	3.32	2/15/18	—	—	—	—
	2/15/08	—	—	—	—	45,000	207,450	—	—
	8/15/08(3)	33,333	66,667	4.20	8/15/18	—	—	—	—
	8/15/08	—	—	—	—	112,500	518,625	—	—
	8/15/08	—	—	—	—	—	—	476,000	548,590
	10/27/08	—	—	—	—	—	—	24,000	27,660
	9/14/09	—	—	—	—	237,050(9)	1,092,801	—	—
	9/15/09(3)	9,848	147,709	4.43	9/15/19	—	—	—	—

Name	Grant Date(1)	Option Awards: Number of Securities Underlying Unexercised Options (#) Exercisable	Option Awards: Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Stock Awards: Number of Shares or Units of Stock That Have Not Vested (#)(7)	Market Value of Shares or Units of Stock That Have Not Vested ($)(5)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(15)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(16)
Tsung-Ching Wu	2/15/02(11)	70,833	—	7.69	2/15/12	—	—	—	—
	11/15/02	100,000	—	2.11	11/15/12	—	—	—	—
	12/19/03(12)	25,000	—	5.75	12/19/13	—	—	—	—
	2/11/05	100,000	—	3.29	2/11/15	—	—	—	—
	9/6/06(3)	243,750	56,250	5.73	9/6/16	—	—	—	—
	8/15/07(3)	175,000	125,000	4.74	8/15/17	—	—	—	—
	8/15/08(3)	33,333	66,667	4.20	8/15/18	—	—	—	—
	8/15/08	—	—	—	—	112,500	518,625	—	—
	8/15/08	—	—	—	—	—	—	476,000	548,590
	10/27/08	—	—	—	—	—	—	24,000	27,660
	9/14/09	—	—	—	—	237,050(9)	1,092,801	—	—
	9/15/09(3)	9,848	147,709	4.43	9/15/19	—	—	—	—
Rod Erin	11/17/00	6,000	—	12.125	11/17/10	—	—	—	—
	12/14/01	4,000	—	8.02	12/14/11	—	—	—	—
	12/19/03(13)	2,500	—	5.75	12/19/13	—	—	—	—
	12/19/03(14)	—	7,500	5.75	12/31/11	—	—	—	—
	2/11/05	10,000	—	3.29	2/11/15	—	—	—	—
	7/15/05	100,000	—	2.66	7/15/15	—	—	—	—
	9/6/06(3)	81,250	18,750	5.73	9/6/16	—	—	—	—
	8/6/07(3)	43,750	31,250	4.92	8/6/17	—	—	—	—
	8/15/07(3)	43,750	31,250	4.74	8/15/17	—	—	—	—
	5/15/08	—	—	—	—	18,750	86,438	—	—
	8/15/08(3)	25,000	50,000	4.20	8/15/18	—		—	—
	8/15/08	—	—	—	—	—	—	357,000	411,443
	8/15/08	—	—	—	—	84,375	388,969	—	—
	10/27/08	—	—	—	—	—	—	18,000	20,745
	9/14/09	—	—	—	—	151,209(9)	697,073	—	—
	9/15/09(3)	6,282	94,221	4.43	9/15/19	—	—	—	—

(1) Unless otherwise indicated, all unvested options granted to named executive officers vest and become exercisable over a four-year period as follows: 12.5% six months after the grant date and 2.0833% each month thereafter until fully vested. In each case, vesting is subject to the named executive officer being a service provider, as defined in the 2005 Stock Plan, on the applicable vesting date.

(2) This option vests 25% on the first anniversary of the grant date and then 2.0833% per month thereafter.

(3) This option vests 2.0833% per month until fully vested.

(4) These restricted stock units vest 25% on August 7, 2007 and then 6.25% per quarter thereafter.

(5) Market value of unvested restricted stock units based on the last reported sales price of our common stock on the NASDAQ Global Select Market of $4.61 per share on December 31, 2009.

(6) This option vests as to 25% of the shares on August 7, 2007 and the remaining shares vest monthly thereafter, such that 100% of the shares subject to the option will be fully vested on August 7, 2010.

(7) Unless otherwise indicated, all restricted stock units granted to named executive officers vest 25% annually over the first four (4) anniversaries of the date of grant.

(8) These restricted stock units vest 25% on each of August 15, 2008, 2009, 2010 and 2011.

(9) These restricted stock units vest 6.25% per quarter until fully vested.

(10) This option vests as to 12.5% of the shares on February 15, 2008 and the remaining shares vest monthly thereafter, such that 100% of the shares subject to the option will be fully vested on August 15, 2011.

(11) This option vests 18% six months after the grant date and an additional 2.9% per month thereafter until fully vested on December 15, 2004.

(12) This option vests as to 50% of the shares on June 19, 2004 and the remaining shares vest on December 19, 2004.

(13) This option vests as to 50% of the shares on June 19, 2004 and the remaining shares vest monthly thereafter, such that 100% of the shares subject to the option will be fully vested on December 19, 2004.

(14) This option vests fully on December 19, 2007 and becomes exercisable on January 1, 2011 (or if earlier, on termination of employment).

(15) Reflects share amounts that named executive officers may receive under performance restricted stock units granted during fiscal 2008, depending on performance against the metrics described in further detail in the "Compensation Discussion and Analysis — Long-Term Incentive Compensation" section above. The amounts that may be received range from zero (if a minimum level for financial performance is not achieved) to twenty-five percent (25%) of the maximum amount (if a minimum level for financial performance is achieved) to 100% of the maximum amount (if a maximum level for financial performance is achieved), with increasing amounts of performance between the minimum level and maximum level for financial performance resulting in increased shares received. The actual payout, if any, will be determined by the Compensation Committee.

(16) Pursuant to SEC regulations, the payout value reported in this column reflects the market value of the minimum number of shares that would potentially be awarded upon the achievement of performance goals, based on the last reported sales price of our common stock on the NASDAQ Global Select Market of $4.61 per share on December 31, 2009. These amounts do not correspond to the actual value that will be recognized by the named executive officers, if any.

Option Exercises and Stock Vested at 2009 Fiscal Year End

The following table provides information with respect to stock vested during fiscal 2009 for each named executive officer (no named executive officer exercised options during fiscal 2009):

	Stock Awards	
Name	Number of Shares Acquired on Vesting	Value Realized on Vesting ($)(1)
Steven Laub	684,998	2,561,605
Stephen Cumming	32,340	113,507
Walt Lifsey	127,619	448,407
Tsung-Ching Wu	109,836	385,460
Rod Erin	72,428	259,842

(1) Market value of shares on date of vesting based on the last reported sales price of our common stock on the NASDAQ Global Select Market on the dates of vesting, provided that if the date or dates of vesting do not fall on a trading day then the market value of shares is based on the average of the last reported sales price of our common stock on the NASDAQ Global Select Market on the immediately following and preceding trading days.

Potential Payments Upon Termination or Change of Control

2005 Stock Plan

Pursuant to the terms of the Company's 2005 Stock Plan, in the event of a merger of the Company into another corporation or the sale of substantially all of the assets of the Company, each outstanding award shall be assumed, or an equivalent option or right substituted by the successor corporation. If the successor corporation refuses to assume

or substitute for the award, the participant will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, including shares that would not otherwise be vested or exercisable. All restrictions on restricted stock will lapse, and, all performance goals or other vesting criteria will be deemed achieved at target level, with respect to restricted stock units.

The following table sets forth the estimated benefit to the named executive officers in the event a successor corporation had refused to assume or substitute for the named executive officer's outstanding equity awards, assuming the date of the triggering event was December 31, 2009.

Name	Estimated Benefits ($)(1)
Steven Laub	18,630,172
Stephen Cumming	2,701,251
Walt Lifsey	4,265,140
Tsung-Ching Wu	3,970,347
Rod Erin	2,938,690

(1) Based on the aggregate market value of unvested option grants and restricted stock units and assuming that the triggering event took place on the last business day of fiscal 2009 (December 31, 2009), and the price per share of Atmel's common stock is the closing price on the NASDAQ Global Select Market as of that date ($4.61). Aggregate market value for options is computed by multiplying (i) the difference between $4.61 and the exercise price of the option, by (ii) the number of shares underlying unvested options at December 31, 2009. Aggregate market value for restricted stock units is computed by multiplying (i) $4.61 by (ii) the number of shares underlying unvested restricted stock units at December 31, 2009. There can be no assurance that a triggering event would produce the same or similar results as those estimated if such event occurs on any other date or at any other price, or if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different.

Temporary Salary Reduction Program

As discussed above in the "Compensation Discussion and Analysis" section, in February 2009, the Compensation Committee approved a temporary salary reduction for executive officers, pursuant to which Mr. Laub's salary was reduced by ten percent (10%) and the salaries of Atmel's other executive officers were reduced by seven percent (7%). The temporary salary reductions were in effect from February 1, 2009 to December 31, 2009. In addition, the Compensation Committee determined that during the pendency of this temporary salary reduction program, immediately prior to any change of control: (i) the temporary salary reductions would end and the base salaries of affected executives would return to the base salary levels in effect immediately prior to the implementation of the temporary salary reductions and (ii) each executive affected by the temporary salary reduction would become entitled to receive the cumulative amount of that executive's base salary that was not paid because of the temporary salary reduction.

The following table sets forth the amount of additional salary that would have been paid to the named executive officers in the event a change of control had occurred during the temporary salary reduction program, assuming the date of the triggering event was December 31, 2009.

Name	Estimated Payments ($)
Steven Laub	68,240
Stephen Cumming	21,828
Walt Lifsey	31,635
Tsung-Ching Wu	32,217
Rod Erin	22,144

Employment Agreement with Steven Laub and Performance Share Award

In connection with Mr. Laub's appointment in August 2006 as President and Chief Executive Officer of the Company, Mr. Laub entered into an employment agreement with the Company dated as of August 6, 2006, as amended on March 13, 2007. On December 30, 2008, Mr. Laub entered into an amended and restated employment agreement with the Company, as amended on June 3, 2009 (the "Employment Agreement"). The Employment Agreement provides for certain payments and benefits to be provided to Mr. Laub (subject to Mr. Laub's compliance with certain covenants, including a covenant not to compete with Atmel for a prescribed period) in the event that he is terminated without "cause" or that he resigns for "good reason," including in connection with a "change of control," as each such term is defined in the Employment Agreement.

If Mr. Laub's employment is terminated by the Company without cause or is due to death or disability, or Mr. Laub resigns for good reason, and such termination, death, disability or resignation is not in connection with a change of control, then Mr. Laub will receive: (i) a lump sum payment on the 96th day following termination of employment equal to (A) his base salary for twenty-four (24) months and (B) one hundred percent (100%) of his target annual incentive; (ii) twelve (12) months of accelerated vesting with respect to his outstanding unvested equity awards (other than the award of performance-based restricted stock units granted to Mr. Laub on August 15, 2008, which instead will be subject to the terms of such grant, including without limitation the provisions regarding vesting in connection with certain terminations of employment); and (iii) reimbursement for premiums paid for continued health benefits for Mr. Laub and any eligible dependents under Atmel's health plans for up to eighteen (18) months, payable when such premiums are due.

If Mr. Laub's employment is terminated by the Company without cause or is due to death or disability, or Mr. Laub resigns for good reason, in each case within three (3) months prior to or eighteen (18) months following a change of control, then Mr. Laub will receive: (i) a lump sum payment on the 96th day following termination of employment equal to (A) his base salary for thirty-six (36) months and (B) three hundred percent (300%) of his target annual incentive; (ii) accelerated vesting with respect to one hundred percent (100%) of his then outstanding unvested equity awards (other than the award of performance-based restricted stock units granted to Mr. Laub on August 15, 2008, which instead will be subject to the terms of such grant, including without limitation the provisions regarding vesting following a change of control); (iii) reimbursement for premiums paid for continued health benefits for Mr. Laub and any eligible dependents under Atmel's health plans for up to eighteen (18) months, payable when such premiums are due; and (iv) transitional outplacement benefits in accordance with the policies and guidelines of the Company as in effect immediately prior to the change of control.

Pursuant to the terms of Mr. Laub's performance share award, as amended on May 28, 2009, if Mr. Laub's employment is terminated by the Company without cause or is due to death or disability, or Mr. Laub resigns for good reason, and such termination, death, disability or resignation is not in connection with a change of control, Mr. Laub may receive accelerated vesting of his unvested performance shares as determined in accordance with the terms and conditions of the award. In addition, if a change of control occurs during the performance period, the performance period will be deemed to end immediately prior to the change of control and up to fifty percent (50%) of the maximum number of performance shares subject to the performance share award (or a lesser amount if Mr. Laub had previously vested in more than fifty percent (50%) of such maximum number) will convert to a time-based vesting schedule. Generally, performance shares that have not vested by the time of Mr. Laub's termination of service with the Company will be forfeited. However, if Mr. Laub's employment is terminated by the Company without cause or is due to death or disability or Mr. Laub resigns for good reason within three (3) months prior to or eighteen (18) months following a change of control, then all unvested performance shares that were converted to a time-based vesting schedule will fully vest.

The following table provides information concerning the estimated payments and benefits that would have been provided to Mr. Laub in the circumstances described above, assuming a termination date of December 31, 2009.

	Estimated Payments and Benefits(1)	
	Involuntary Termination Other Than For Cause or Voluntary Termination for Good Reason	
Type of Benefit	Not in Connection with a Change of Control ($)	In Connection with a Change of Control ($)
Salary(2)	1,510,000	2,265,000
Annual Incentive Bonuses	943,750	2,831,250
Employment Agreement Vesting Acceleration(3)	3,531,317	8,718,672
Performance Share Vesting Acceleration(4)	—	4,955,750
Reimbursement for Premiums Paid for Continued Health Benefits(5)	24,812	24,812
Total Termination Benefits:	6,009,879	18,795,484

(1) Payments and benefits are estimated assuming that the triggering event took place on the last business day of fiscal 2009 (December 31, 2009), and the price per share of Atmel's common stock is the closing price on the NASDAQ Global Select Market as of that date ($4.61). The payments and benefits shown in connection with a change of control are estimated assuming that the executive does not use transitional outplacement benefits; amounts for any such benefits actually paid are not expected to be significant. There can be no assurance that a triggering event would produce the same or similar results as those estimated if such an event occurs on any other date or at any other price, or if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different. The Employment Agreement provides that termination benefits will be either delivered in full or to such lesser extent as would result in no portion of such termination benefits being subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, whichever of the foregoing amounts, after taking into account all applicable taxes, results in the greatest amount of termination benefits to Mr. Laub on an after-tax basis. Assuming a termination date of December 31, 2009, the Company believes that Mr. Laub would receive the full termination benefits set forth in his Employment Agreement.

(2) Does not include amounts set forth above under "Temporary Salary Reduction Program."

(3) Reflects the aggregate market value of unvested option grants and restricted stock units (other than performance-based restricted stock units) that would become vested under the circumstances. Aggregate market value for such stock options is computed by multiplying (i) the difference between $4.61 and the exercise price of the option, by (ii) the number of shares underlying unvested options at December 31, 2009. Aggregate market value for such restricted stock units is computed by multiplying (i) $4.61 by (ii) the number of shares underlying unvested restricted stock units at December 31, 2009.

(4) Reflects the aggregate market value of performance-based restricted stock units that would become vested under the circumstances. Aggregate market value for performance-based restricted stock units is computed by multiplying (i) $4.61 by (ii) the number of shares underlying such restricted stock units at December 31, 2009. Pursuant to the terms of Mr. Laub's performance share award, Mr. Laub would not have received accelerated vesting of any performance shares on December 31, 2009 if, on such date, his employment had been terminated by the Company without cause or had been due to death or disability, or he had resigned for good reason, and such termination, death, disability or resignation was not in connection with a change of control.

(5) Assumes continued coverage of health coverage benefits at the same level of coverage provided for fiscal 2009.

Change of Control Severance Plan/Performance Share Award Agreements

The Compensation Committee of the Board has adopted a change of control severance plan (the "COC Plan") in which the Company's executive officers (other than the Company's Chief Executive Officer) are eligible to participate, provided that each individual executes a participation agreement, waives his or her right to any

severance provided under any other agreement or plan, and agrees to an amendment to any existing employment or other agreement pursuant to which such individual is entitled to severance benefits.

In accordance with the COC Plan, the named executive officers other than Mr. Laub (each, an "Eligible Participant") will be entitled to receive the following severance benefits, contingent on such individual signing and not revoking a separation agreement and release of claims in favor of the Company and not soliciting any employee of the Company for a period of twelve (12) months:

- In the event of a termination of employment without cause or due to death or disability that does not occur within a "change of control determination period," an Eligible Participant will be entitled to receive:
  - A lump sum payment in cash equal to one hundred percent (100%) of the employee's annual base salary, as in effect at the time of termination;
  - A lump sum payment in cash equal to the employee's target incentive compensation for the year of termination, pro-rated to the date of termination; and
  - Twelve (12) months Company-paid COBRA coverage.
- In the event of a termination of employment without cause, a resignation for good reason or a termination of employment due to death or disability, in each case within a "change of control determination period," an Eligible Participant will be entitled to receive:
  - A lump sum payment in cash equal to one hundred percent (100%) of the employee's annual base salary, as in effect at the time of termination;
  - A lump sum payment in cash equal to one hundred percent (100%) of the employee's target incentive compensation for the year of termination;
  - A lump sum payment in cash equal to the employee's target incentive compensation for the year of termination, pro-rated to the date of termination;
  - One hundred percent (100%) vesting acceleration of unvested equity awards outstanding on the later of the date of termination or the change of control, other than performance-based restricted stock unit awards or other awards that vest based on achievement of performance goals;
  - Twelve (12) months Company-paid COBRA coverage; and
  - Transitional outplacement benefits in accordance with the policies and guidelines of the Company as in effect immediately prior to the change of control.

Under the COC Plan, "change of control determination period" means the time period beginning three (3) months before a change of control (as defined in the COC Plan) and ending 18 months following a change of control.

In fiscal 2008, the Compensation Committee of the Board approved the issuance of performance shares to the Company's executive officers. If a change of control occurs during the performance period, the performance period will be deemed to end immediately prior to the change of control and the vesting of the performance shares subject to the performance share awards will convert to a time-based vesting schedule. The number of performance shares in which the executive officer will be entitled to vest in accordance with the time-based vesting schedule will equal up to fifty percent (50%) of the maximum number of performance shares subject to the performance share award, or a lesser amount if the executive officer had previously vested in more than fifty percent (50%) of such maximum number of performance shares. Generally, performance shares that have not vested by the time of an executive officer's termination of service with the Company will be forfeited. However, if the executive's employment is terminated by the Company without cause or is due to death or disability or the executive resigns for good reason within three (3) months prior to or 18 months following a change of control, then all unvested performance shares that were converted to a time-based vesting schedule will fully vest.

The following table provides information concerning the estimated payments and benefits that would have been provided to the following named executive officers in the circumstances described above, assuming a termination date of December 31, 2009.

		Estimated Payments and Benefits(1)		
		Involuntary Termination Other Than For Cause		Voluntary Termination for Good Reason
Name	Type of Benefit	Not in Connection With a Change of Control ($)	In Connection With a Change of Control ($)	In Connection With a Change of Control ($)
Stephen Cumming	Salary(2)	345,000	345,000	345,000
	Annual Incentive Bonus	241,500	483,000	483,000
	COC Plan Vesting Acceleration(3)	—	972,501	972,501
	Performance Share Vesting Acceleration(4)	—	864,375	864,375
	Continued Coverage of Employee Benefits(5)	16,541	16,541	16,541
	Total Termination Benefits:	603,041	2,681,417	2,681,417
Walter Lifsey	Salary(2)	500,000	500,000	500,000
	Annual Incentive Bonus	375,000	750,000	750,000
	COC Plan Vesting Acceleration(3)	—	1,960,140	1,960,140
	Performance Share Vesting Acceleration(4)	—	1,152,500	1,152,500
	Continued Coverage of Employee Benefits(5)	10,848	10,848	10,848
	Total Termination Benefits:	885,848	4,373,488	4,373,488
Tsung-Ching Wu	Salary(2)	509,200	509,200	509,200
	Annual Incentive Bonus	381,900	763,800	763,800
	COC Plan Vesting Acceleration(3)	—	1,665,347	1,665,347
	Performance Share Vesting Acceleration(4)	—	1,152,500	1,152,500
	Continued Coverage of Employee Benefits(5)	16,541	16,541	16,541
	Total Termination Benefits:	907,641	4,107,388	4,107,388
Rod Erin	Salary(2)	350,000	350,000	350,000
	Annual Incentive Bonus	210,000	420,000	420,000
	COC Plan Vesting Acceleration(3)	—	1,209,940	1,209,940
	Performance Share Vesting Acceleration(4)	—	864,375	864,375
	Continued Coverage of Employee Benefits(5)	10,848	10,848	10,848
	Total Termination Benefits:	570,848	2,855,163	2,855,163

(1) Payments and benefits are estimated assuming that the triggering event took place on the last business day of fiscal 2009 (December 31, 2009), and the price per share of Atmel's common stock is the closing price on the NASDAQ Global Select Market as of that date ($4.61). The payments and benefits shown in connection with a change of control are estimated assuming that the executive does not use transitional outplacement benefits; amounts for any such benefits actually paid are not expected to be significant. There can be no assurance that a triggering event would produce the same or similar results as those estimated if such event occurs on any other date or at any other price, or if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different. The COC Plan provides that termination benefits will be either delivered in full or to such lesser extent as would result in no portion of such termination benefits being subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, whichever of the foregoing amounts, after taking into account all applicable taxes, results in the greatest amount of termination benefits to the executive on an after-tax basis.

(2) Does not include amounts set forth above under "Temporary Salary Reduction Program."

(3) Reflects the aggregate market value of unvested option grants and restricted stock units (other than performance-based restricted stock units) that would become vested under the circumstances. Aggregate market

value for such stock options is computed by multiplying (i) the difference between $4.61 and the exercise price of the option, by (ii) the number of shares underlying unvested options at December 31, 2009. Aggregate market value for such restricted stock units is computed by multiplying (i) $4.61 by (ii) the number of shares underlying unvested restricted stock units at December 31, 2009.

(4) Reflects the aggregate market value of performance-based restricted stock units that would become vested under the circumstances. Aggregate market value for performance-based restricted stock units is computed by multiplying (i) $4.61 by (ii) the number of shares underlying such restricted stock units at December 31, 2009.

(5) Assumes continued coverage of health coverage benefits at the same level of coverage provided for fiscal 2009.

Compensation of Directors

The following table provides information concerning the compensation paid by us to each of our non-employee directors for fiscal 2009. Mr. Laub and Mr. Wu, who are our employees, do not receive additional compensation for their services as directors.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)(3)	Option Awards ($)(1)(2)(3)	Total ($)
Charles Carinalli	79,417	45,509	44,501	169,427
Papken Der Torossian	70,417	45,509	44,501	160,427
Dr. Edward Ross	63,417	45,509	44,501	153,427
Jack L. Saltich	89,417	45,509	44,501	179,427
David Sugishita	135,917	45,509	44,501	225,927

(1) Amounts shown do not reflect compensation actually received by the director. Instead the dollar value of these awards is the aggregate grant date fair value computed in accordance with FASB ASC 718. See footnotes (1)(a) and (1)(b) to the "Summary Compensation Table" for a description of the assumptions used in the valuation of these awards.

(2) In fiscal 2009, Messrs. Carinalli, Der Torossian, Saltich and Sugishita and Dr. Ross each received the following option to purchase shares of our common stock, which vests and becomes exercisable over one year:

Grant Date	Number of Shares	Exercise Price Per Share ($)	Grant Date Fair Value ($)
6/15/2009	22,500	3.93	44,501

In fiscal 2009, Messrs. Carinalli, Der Torossian, Saltich and Sugishita and Dr. Ross each received the following restricted stock unit award, which vests annually over three years:

Grant Date	Number of Shares	Grant Date Fair Value ($)
5/20/2009	12,500	45,509

(3) As of December 31, 2009, the aggregate number of shares underlying options and restricted stock units outstanding for each of our non-employee directors was as follows:

Name	Aggregate Number of Shares Underlying Options	Aggregate Number of Shares Underlying RSUs
Charles Carinalli	62,500	27,500
Papken Der Torossian	95,000	28,183
Dr. Edward Ross	62,500	27,500
Jack L. Saltich	95,000	28,183
David Sugishita	155,000	20,833

Standard Director Compensation Arrangements

Cash Compensation

During fiscal 2009, each non-employee director received a cash retainer of $50,000 per year (reduced as described in the following paragraph), paid in installments, for service on the Board and its committees. The Non-executive chairman of the Board received a cash retainer of $25,000 per year. In addition, each non-employee director received $1,000 for each Board meeting attended, and $1,000 for each committee meeting attended for each committee on which the non-employee director served. Also, non-employee directors who serve as committee chairs received an annual retainer for such service in the amount of $17,500 for the chair of the Audit Committee and $10,000 for the chair of other Board committees. Non-employee directors are reimbursed for their expenses in connection with their attendance at Board and committee meetings and their out-of-pocket business expenses associated with service on the Board and its committees.

In April 2009, the Board approved changes to cash compensation to be paid to non-employee directors as follows: (i) the annual cash retainer paid to directors for service on the Board was temporarily reduced by ten percent (10%), effective February 1, 2009; (ii) the initial term of the temporary retainer reduction was from February 1, 2009 to June 30, 2009, with reviews at the end of the first and second quarters of fiscal 2009 to determine if the temporary retainer reduction should be continued; (iii) upon termination of the temporary retainer reduction, the annual retainer of directors will return to the level in effect immediately prior to the implementation of the temporary retainer reduction; (iv) immediately prior to any change of control of the Company, the temporary retainer reduction will end and the annual retainer of directors will return to the level in effect immediately prior to the implementation of the temporary retainer reduction; and (v) immediately prior to any change of control of the Company, each director will become entitled to receive the cumulative amount of that director's annual retainer that was not paid because of the temporary retainer reduction. Such temporary reduction was continued through December 31, 2009. Effective January 1, 2010, the cash retainer paid to directors returned to the level in effect immediately prior to the temporary retainer reduction.

Equity Compensation

During fiscal 2009 and until the Annual Meeting of Stockholders in 2010, equity compensation is to be issued to directors as follows: upon joining the Board, non-employee directors will receive (i) a nonstatutory stock option for the purchase of 40,000 shares of our common stock at an exercise price per share equal to the fair market value per share on that date, which will vest and become exercisable as to 12.5% of the shares on the 6 month anniversary of the pricing date and as to $1/48$ each month thereafter until the 4th anniversary of the pricing date and (ii) 20,000 restricted stock units that will vest annually over 4 years from the effective date. Also, each year upon their re-election as directors of the Company at our annual meeting of stockholders and pursuant to Atmel's equity compensation granting policy, non-employee directors are awarded (i) a nonstatutory stock option for the purchase of 22,500 shares of our common stock which will vest and become exercisable monthly over one year from the pricing date and (ii) 12,500 restricted stock units that will vest annually over 3 years from the effective date.

Effective as of the date of the Annual Meeting of Stockholders in 2010, a director's initial nonstatutory stock option will decrease to 24,000 shares (from 40,000 shares) and the restricted stock units will increase to 37,000 shares (from 20,000 shares); for subsequent grants, the nonstatutory stock option will decrease to 16,500 shares (from 22,500 shares) and the restricted stock units will increase to 26,000 shares (from 12,500 shares). Vesting schedules for these awards will be unchanged.

All outstanding, unvested equity awards (e.g., options and restricted stock units) held by non-employee members of the Board shall vest 100% upon a change of control of the Company.

Equity Compensation Plan Information

The following table summarizes the number of outstanding options, warrants and rights granted to employees and directors, as well as the number of securities remaining available for future issuance, under Atmel's equity compensation plans as of December 31, 2009 (share amounts in thousands).

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a) (#)
Equity compensation plans approved by security holders	42,872(1)(2)	4.38(3)	33,229(4)
Equity compensation plans not approved by security holders	—	—	—
Total	42,872	4.38	33,229

(1) Includes options to purchase shares outstanding under the 2005 Stock Plan.

(2) Includes 24,044 restricted stock units granted under our 2005 Stock Plan that had not vested as of such date.

(3) This weighted-average exercise price does not include outstanding restricted stock units.

(4) Consists of 28,478 shares available for future issuance under our 2005 Stock Plan (for options, restricted stock units and performance-based restricted stock units) and 4,751 shares available for future issuance under our 1991 Employee Stock Purchase Plan. Pursuant to our 2005 Stock Plan, each share subject to restricted stock, restricted stock units (including performance shares) and stock purchase rights granted on or after May 14, 2008 is counted as one-and-78/100 (1.78) shares against the shares available for grant under the 2005 Stock Plan.

SECURITY OWNERSHIP

The following table sets forth certain information with respect to beneficial ownership of our common stock as of March 15, 2010 by (i) each person known by us to be a beneficial owner of more than 5% of our outstanding common stock, (ii) each of the executive officers named in the Summary Compensation Table, (iii) each director and nominee for director, and (iv) all directors, nominees for director and executive officers as a group. The information on beneficial ownership in the table and the footnotes hereto is based upon our records and the most recent Schedule 13D or 13G filed by each such person or entity and information supplied to us by such person or entity. Except as otherwise indicated (or except as contained in a referenced filing), each person has sole voting and investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable, and can be reached by contacting our principal executive offices.

Beneficial Owner(1)	Common Stock Beneficially Owned(2)	Approximate Percent Beneficially Owned(2)
Janus Capital Management LLC(3)	60,231,642	13.1%
Putnam LLC(4)	28,530,377	6.2%
Blackrock, Inc.(5)	26,142,067	5.7%
FMR LLC(6)	24,938,934	5.4%
Steven Laub(7)	4,118,515	*
Stephen Cumming(8)	209,722	*
Tsung-Ching Wu(9)	8,650,191	1.9%
Walt Lifsey(10)	747,897	*
Rod Erin(11)	485,854	*
David Sugishita(12)	155,417	*
Charles Carinalli(13)	70,417	*
Dr. Edward Ross(14)	43,750	*
Papken Der Torossian(15)	118,142	*
Jack L. Saltich(16)	95,467	*
All directors and executive officers as a group (13 persons)(17)	15,257,023	3.3%

* Less than one percent of the outstanding common stock

(1) Unless otherwise indicated, the address of each beneficial owner is c/o Atmel Corporation, 2325 Orchard Parkway, San Jose, CA 95131.

(2) Based on 459,277,332 shares outstanding on March 15, 2010. Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Atmel common stock subject to options and restricted stock units held by that person that will be exercisable/vested within 60 days after March 15, 2010, are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(3) Includes 60,231,642 shares as to which Janus Capital Management LLC has sole voting and dispositive power. Based on a Schedule 13G, Amendment No. 1 filed with the SEC on February 16, 2010. The address of Janus Capital Management LLC is 151 Detroit Street, Denver, Colorado 80206.

(4) Includes 673,244 shares as to which Putnam LLC has shared voting power and 28,530,377 shares as to which Putman LLC has shared dispositive power. Based on a Schedule 13G filed with the SEC on February 12, 2010. The address of Putnam LLC is One Post Office Square, Boston, MA 02109.

(5) Includes 26,142,067 shares as to which Blackrock, Inc. and its affiliates have sole voting and dispositive power. Based on a Schedule 13G filed with the SEC on January 29, 2010 by Blackrock, Inc. The address of Blackrock, Inc. is 40 East 52nd Street, New York, New York 10022.

(6) Includes 2,550,250 shares as to which FMR LLC has sole voting power and 24,938,934 shares as to which FMR LLC has sole dispositive power. Based on a Schedule 13G, Amendment No. 7 filed with the SEC on February 16, 2010. The address of FMR LLC is 82 Devonshire Street, Boston, MA 02109.

(7) Includes 1,066,198 shares owned directly. Also includes 2,989,817 shares issuable under stock options and 62,500 shares issuable under restricted stock units exercisable/vested within 60 days after March 15, 2010.

(8) Includes 23,729 shares owned directly. Also includes 185,993 shares issuable under stock options exercisable within 60 days after March 15, 2010.

(9) Includes 7,557,544 shares owned directly, and 257,170 shares held in trust for Mr. Wu's children, of which Mr. Wu and his wife are trustees. Also includes 835,477 shares issuable under stock options exercisable within 60 days after March 15, 2010.

(10) Includes 98,878 shares owned directly. Also includes 649,019 shares issuable under stock options exercisable within 60 days after March 15, 2010.

(11) Includes 124,217 shares owned directly. Also includes 361,637 shares issuable under stock options exercisable within 60 days after March 15, 2010.

(12) Includes 4,167 shares owned directly. Also includes 151,250 shares issuable under stock options exercisable within 60 days after March 15, 2010.

(13) Includes 5,000 shares owned directly, and 25,000 shares held in trust, of which Mr. Carinalli and his wife are the trustees. Also includes 40,417 shares issuable under stock options exercisable within 60 days after March 15, 2010.

(14) Includes 5,000 shares owned directly. Also includes 38,750 shares issuable under stock options exercisable within 60 days after March 15, 2010.

(15) Includes 36,517 shares held in trust, of which Mr. Der Torossian and his wife are the trustees, and 6,000 shares held by Mr. Der Torossian's IRA. Also includes 75,625 shares issuable under stock options exercisable within 60 days after March 15, 2010.

(16) Includes 19,842 shares owned directly. Also includes 75,625 shares issuable under stock options exercisable within 60 days after March 15, 2010.

(17) Includes 5,863,874 shares issuable under stock options and/or restricted stock units exercisable/vested within 60 days after March 15, 2010.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In accordance with the charter for the Audit Committee, our Audit Committee reviews and approves in advance in writing any proposed related person transactions. The most significant related person transactions, as determined by the Audit Committee, must be reviewed and approved in writing in advance by our Board. Any related person transaction will be disclosed in the applicable SEC filing as required by the rules of the SEC. For purposes of these procedures, "related person" and "transaction" have the meanings contained in Item 404 of Regulation S-K.

There were no reportable related party transactions since the beginning of fiscal 2009.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our officers and directors, and persons who own more than ten percent of a registered class of our equity securities, to file reports of ownership on Form 3 and changes in ownership on Forms 4 or 5 with the SEC. Such officers, directors and 10% stockholders are also required by the SEC rules to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of copies of such forms received, or written representations from certain reporting persons that no filings were required for such persons, we believe that, during the year ended December 31, 2009, all Section 16(a) filing requirements applicable to our executive officers and directors were complied with except as follows: Atmel filed one late Form 4 for Mr. Laub, reporting the shares withheld for taxes upon the vesting of restricted stock units.

REPORT OF THE AUDIT COMMITTEE

The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that Atmel specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Exchange Act.

The primary purpose of the Audit Committee is to assist the Board in fulfilling its responsibility for general oversight of the integrity of Atmel's financial statements, Atmel's compliance with legal and regulatory requirements, the qualifications, independence and performance of our independent registered public accounting firm, and Atmel's internal accounting and financial controls. This purpose is more fully described in the charter of the Audit Committee which can be accessed on our web site at www.atmel.com/ir/governance.asp.

Our Audit Committee has (1) reviewed and discussed the audited financial statements with management and with PricewaterhouseCoopers LLP, our independent registered public accounting firm, (2) discussed with management and with PricewaterhouseCoopers LLP the evaluation of Atmel's internal controls and the audit of the effectiveness of Atmel's internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002, (3) discussed with PricewaterhouseCoopers LLP the matters required to be discussed by the Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as amended, and as adopted by the Public Company Accounting Oversight Board, and (4) received the written disclosures and the letter from PricewaterhouseCoopers LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding PricewaterhouseCoopers LLP's communications with the Audit Committee concerning independence, and has discussed with PricewaterhouseCoopers LLP their independence.

Based on the review and discussions referred to in this report, the Audit Committee recommended to the Board that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2009 and filed with the Securities and Exchange Commission.

Respectfully submitted by the members of the Audit Committee of the Board of Directors.

David Sugishita (Chairman)
Charles Carinalli
Jack L. Saltich

OTHER MATTERS

We know of no other matters to be submitted to the meeting. If any other matters properly come before the meeting or any adjournment or postponement thereof, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board may recommend.

THE BOARD OF DIRECTORS

Dated: April 7, 2010
San Jose, California

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ATMEL CORPORATION

2010 EMPLOYEE STOCK PURCHASE PLAN

1. Purpose. The purpose of the Plan is to provide employees of the Company and its Designated Subsidiaries with an opportunity to purchase Common Stock through accumulated Contributions (as defined in Section 2(j) below). The Company's intention is to have the Plan qualify as an "employee stock purchase plan" under Section 423 of the Code. The provisions of the Plan, accordingly, will be construed so as to extend and limit Plan participation in a uniform and nondiscriminatory basis consistent with the requirements of Section 423 of the Code.

2. Definitions.

(a) "Administrator" means the Board or any Committee designated by the Board to administer the Plan pursuant to Section 14.

(b) "Applicable Laws" means the requirements relating to the administration of equity-based awards under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any foreign country or jurisdiction where options are, or will be, granted under the Plan.

(c) "Board" means the Board of Directors of the Company.

(d) "Change in Control" means the occurrence of any of the following events:

(i) Change in Ownership of the Company. A change in the ownership of the Company which occurs on the date that any one person, or more than one person acting as a group ("Person"), acquires ownership of the stock of the Company that, together with the stock held by such Person, constitutes more than fifty percent (50%) of the total voting power of the stock of the Company. For purposes of this clause (i), if any Person is considered to own more than fifty percent (50%) of the total voting power of the stock of the Company, the acquisition of additional stock by the same Person will not be considered a Change in Control; or

(ii) Change in Effective Control of the Company. If the Company has a class of securities registered pursuant to Section 12 of the Exchange Act, a change in the effective control of the Company which occurs on the date that a majority of members of the Board is replaced during any twelve (12)-month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. For purposes of this clause (ii), if any Person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a Change in Control; or

(iii) Change in Ownership of a Substantial Portion of the Company's Assets. A change in the ownership of a substantial portion of the Company's assets which occurs on the date that any Person acquires (or has acquired during the twelve (12)-month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to or more than fifty percent (50%) of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions. For purposes of this subsection (iii), gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

For purposes of this Section 2(d), persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company.

Notwithstanding the foregoing, a transaction will not be deemed a Change in Control unless the transaction qualifies as a change in control event within the meaning of Code Section 409A, as it has been and may

be amended from time to time, and any proposed or final Treasury Regulations and Internal Revenue Service guidance that has been promulgated or may be promulgated thereunder from time to time.

Further and for the avoidance of doubt, a transaction will not constitute a Change in Control if: (i) its sole purpose is to change the state of the Company's incorporation, or (ii) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transaction.

(e) "Code" means the U.S. Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or Treasury Regulation thereunder will include such section or regulation, any valid regulation or other official applicable guidance promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

(f) "Committee" means a committee of the Board appointed in accordance with Section 14 hereof.

(g) "Common Stock" means the common stock of the Company.

(h) "Company" means Atmel Corporation, a Delaware corporation, or any successor thereto.

(i) "Compensation" means all regular gross earnings, including payments for overtime, shift premium, incentive compensation, incentive payments, bonuses, commissions and other compensation, excluding only one-time, non-recurring payments, such as relocation bonuses, as determined by the Administrator.

(j) "Contributions" means the payroll deductions and other additional payments that the Company may permit to be made by a Participant to fund the exercise of options granted pursuant to the Plan.

(k) "Designated Subsidiary" means any Subsidiary that has been designated by the Administrator from time to time in its sole discretion as eligible to participate in the Plan.

(l) "Director" means a member of the Board.

(m) "Eligible Employee" means any individual who is a common law employee of the Company or a Designated Subsidiary. For purposes of the Plan, the employment relationship will be treated as continuing intact while the individual is on sick leave or other leave of absence that the Employer approves. Where the period of leave exceeds three (3) months and the individual's right to reemployment is not guaranteed either by statute or by contract, the employment relationship will be deemed to have terminated three (3) months and one (1) day following the commencement of such leave. The Administrator, in its discretion, from time to time may, prior to an Enrollment Date for a particular Offering and for all options to be granted on such Enrollment Date under such Offering, determine that the definition of Eligible Employee will or will not include an individual if he or she: (i) has not completed at least two (2) years of service since his or her last hire date (or such lesser period of time as may be determined by the Administrator in its discretion), or (ii) customarily works not more than twenty (20) hours per week (or such lesser period of time as may be determined by the Administrator in its discretion), provided that any exclusion described in clause (i) or (ii) of this sentence is applied with respect to each Offering in a uniform manner to all similarly-situated Employees who otherwise would be Eligible Employees for that Offering.

(n) "Employer" means the employer of the applicable Eligible Employee(s).

(o) "Enrollment Date" means the first Trading Day of each Offering Period.

(p) "Exchange Act" means the Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder.

(q) "Exercise Date" means the last Trading Day of each Purchase Period.

(r) "Fair Market Value" means, as of any date and unless the Administrator determines otherwise, the closing price of the Common Stock on the NASDAQ Global Select Market, the NASDAQ Global Market or the NASDAQ Capital Market of The NASDAQ Stock Market (or on the last preceding Trading Day for

which such quotation exists if the date of determination is not a Trading Day), as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable.

(s) "New Exercise Date" means a new Exercise Date if the Administrator shortens any Offering Period then in progress.

(t) "Offering" means an offer under the Plan of an option that may be exercised during an Offering Period as further described in Section 4. For purposes of this Plan, the Administrator may designate separate Offerings under the Plan (the terms of which need not be identical) in which Employees of one or more Employers will participate, even if the dates of the applicable Offering Periods of each such Offering are identical.

(u) "Offering Periods" means the periods of approximately six (6) months during which an option granted pursuant to the Plan may be exercised, commencing on the first Trading Day on or after February 15 and August 15 of each year and terminating on the last Trading Day in the periods ending six (6) months later. The duration and timing of Offering Periods may be changed pursuant to Sections 4 and 20.

(v) "Parent" means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

(w) "Participant" means an Eligible Employee that participates in the Plan.

(x) "Plan" means this Atmel Corporation 2010 Employee Stock Purchase Plan.

(y) "Purchase Period" means the approximately six (6) month period commencing after one Exercise Date and ending with the next Exercise Date, except that the first Purchase Period of any Offering Period will commence on the Enrollment Date and end with the next Exercise Date.

(z) "Purchase Price" means an amount equal to eighty-five percent (85%) of the Fair Market Value of a share of Common Stock on the Enrollment Date or on the Exercise Date, whichever is lower; provided however, that the Purchase Price may be determined for subsequent Offering Periods by the Administrator subject to compliance with Section 423 of the Code (or any successor rule or provision or any other applicable law, regulation or stock exchange rule) or pursuant to Section 20.

(aa) "Subsidiary" means a "subsidiary corporation," whether now or hereafter existing, as defined in Section 424(f) of the Code.

(bb) "Trading Day" means a day on which the national stock exchange upon which the Common Stock is listed is open for trading.

3. Eligibility.

(a) Offering Periods. Any Eligible Employee on a given Enrollment Date will be eligible to participate in the Plan, subject to the requirements of Section 5. Employees who are citizens or residents of a non-U.S. jurisdiction may be excluded from participation in the Plan or an Offering if the participation of such Employees is prohibited under the laws of the applicable jurisdiction or if complying with the laws of the applicable jurisdiction would cause the Plan or an Offering to violate Section 423 of the Code.

(b) Limitations. Any provisions of the Plan to the contrary notwithstanding, no Eligible Employee will be granted an option under the Plan (i) to the extent that, immediately after the grant, such Eligible Employee (or any other person whose stock would be attributed to such Eligible Employee pursuant to Section 424(d) of the Code) would own capital stock of the Company or any Parent or Subsidiary of the Company and/or hold outstanding options to purchase such stock possessing five percent (5%) or more of the total combined voting power or value of all classes of the capital stock of the Company or of any Parent or Subsidiary of the Company, or (ii) to the extent that his or her rights to purchase stock under all employee stock purchase plans (as defined in Section 423 of the Code) of the Company or any Parent or Subsidiary of the Company accrues at a rate, which exceeds twenty-five thousand dollars ($25,000) worth of stock (determined at the Fair Market Value of the stock at the time such option is granted) for each calendar year in which such option is outstanding at any time, as determined in accordance with Section 423 of the Code and the regulations thereunder.

4. Offering Periods. The Plan will be implemented through Offering Periods with a new Offering Period commencing on the first Trading Day on or after February 15 and August 15 each year, or on such other date as the Administrator will determine. The Administrator will have the power to change the duration of Offering Periods (including the commencement dates thereof) with respect to future offerings without stockholder approval if such change is announced prior to the scheduled beginning of the first Offering Period to be affected thereafter.

5. Participation. An Eligible Employee may participate in the Plan by (i) submitting to the Company's stock administration office (or its designee), on or before a date determined by the Administrator prior to an applicable Enrollment Date, a properly completed subscription agreement authorizing Contributions in the form provided by the Administrator for such purpose, or (ii) following an electronic or other enrollment procedure determined by the Administrator.

6. Contributions.

(a) At the time a Participant enrolls in the Plan pursuant to Section 5, he or she will elect to have payroll deductions made on each pay day or other Contributions (to the extent permitted by the Administrator) made during the Offering Period in an amount not exceeding ten percent (10%) and not less than two percent (2%) of the Compensation, which he or she receives on each pay day during the Offering Period; provided, however, that should a pay day occur on an Exercise Date or within eight (8) days prior thereto, a Participant will have any payroll deductions made on such day applied to his or her account under the subsequent Purchase Period or Offering Period. The Administrator, in its sole discretion, may permit Participants in a specified Offering to contribute amounts to the Plan through payment by cash, check or other means and/or change the maximum and minimum percentages of Compensation that may be contributed to the Plan for that Offering Period. A Participant's subscription agreement will remain in effect for successive Offering Periods unless terminated as provided in Section 10 hereof.

(b) Payroll deductions for a Participant will commence on the first pay day following the Enrollment Date and will end on the last pay day prior to the Exercise Date of such Offering Period to which such authorization is applicable, except as provided in Section 6(a) and 6(d) and subject to earlier termination by the Participant as provided in Section 10.

(c) All Contributions made for a Participant will be credited to his or her account under the Plan and payroll deductions will be made in whole percentages only. A Participant may not make any additional payments into such account.

(d) A Participant may discontinue his or her participation in the Plan as provided in Section 10, or may increase or decrease the rate of his or her Contributions during the Offering Period by (i) properly completing and submitting to the Company's stock administration office (or its designee), on or before a date determined by the Administrator prior to an applicable Exercise Date, a new subscription agreement authorizing the change in Contribution rate in the form provided by the Administrator for such purpose, or (ii) following an electronic or other procedure prescribed by the Administrator. If a Participant has not followed such procedures to change the rate of Contributions, the rate of his or her Contributions will continue at the originally elected rate throughout the Offering Period and future Offering Periods (unless terminated as provided in Section 10). Any elections under the Plan shall be effective only if made in accordance with such procedures as the Administrator may establish from time to time. For example, but not by way of limitation, the Administrator may, in its sole discretion, limit the nature and/or number of Contribution rate changes that may be made by Participants during any Offering Period, establish different deadlines for making elections and/or rules for when Contributions will be included in a particular Offering Period, and/or establish such other conditions or limitations as it deems appropriate for Plan administration.

(e) Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code and Section 3(b), a Participant's Contributions may be decreased to zero percent (0%) at any time during a Purchase Period. Subject to Section 423(b)(8) of the Code and Section 3(b) hereof, Contributions will recommence at the rate originally elected by the Participant effective as of the beginning of the first Purchase Period scheduled to end in the following calendar year, unless terminated by the Participant as provided in Section 10.

(f) At the time the option is exercised, in whole or in part, or at the time some or all of the Common Stock issued under the Plan is disposed of (or any other time that a taxable event related to the Plan

occurs), the Participant must make adequate provision for the Company's or Employer's federal, state, local or any other tax liability payable to any authority including taxes imposed by jurisdictions outside of the U.S., national insurance, social security or other tax withholding obligations, if any, which arise upon the exercise of the option or the disposition of the Common Stock (or any other time that a taxable event related to the Plan occurs). At any time, the Company or the Employer may, but will not be obligated to, withhold from the Participant's Compensation the amount necessary for the Company or the Employer to meet applicable withholding obligations, including any withholding required to make available to the Company or the Employer any tax deductions or benefits attributable to sale or early disposition of Common Stock by the Eligible Employee. In addition, the Company or the Employer may, but will not be obligated to, withhold from the proceeds of the sale of Common Stock or any other method of withholding the Company or the Employer deems appropriate to the extent permitted by U.S. Treasury Regulation Section 1.423-2(f).

7. Grant of Option. On the Enrollment Date of each Offering Period, each Eligible Employee participating in such Offering Period will be granted an option to purchase on each Exercise Date during such Offering Period (at the applicable Purchase Price) up to a number of shares of Common Stock determined by dividing such Eligible Employee's Contributions accumulated prior to such Exercise Date and retained in the Eligible Employee's account as of the Exercise Date by the applicable Purchase Price; provided that in no event will an Eligible Employee be permitted to purchase during each Offering Period more than fifteen thousand (15,000) shares of the Company's Common Stock (or such other limit as the Administrator may establish from time to time). The Eligible Employee may accept the grant of such option with respect to an Offering Period by electing to participate in the Plan in accordance with the requirements of Section 5. The Administrator may, for future Offering Periods, increase or decrease, in its absolute discretion, the maximum number of shares of Common Stock that an Eligible Employee may purchase during each Purchase Period of an Offering Period. Exercise of the option will occur as provided in Section 8, unless the Participant has withdrawn pursuant to Section 10. The option will expire on the last day of the Offering Period.

8. Exercise of Option.

(a) Unless a Participant withdraws from the Plan as provided in Section 10, his or her option for the purchase of shares of Common Stock will be exercised automatically on the Exercise Date, and the maximum number of full shares subject to the option will be purchased for such Participant at the applicable Purchase Price with the accumulated Contributions from his or her account. No fractional shares of Common Stock will be purchased; any Contributions accumulated in a Participant's account, which are not sufficient to purchase a full share will be returned to the Participant. Any other funds left over in a Participant's account after the Exercise Date will be returned to the Participant. During a Participant's lifetime, a Participant's option to purchase shares hereunder is exercisable only by him or her.

(b) If the Administrator determines that, on a given Exercise Date, the number of shares of Common Stock with respect to which options are to be exercised may exceed (i) the number of shares of Common Stock that were available for sale under the Plan on the Enrollment Date of the applicable Offering Period, or (ii) the number of shares of Common Stock available for sale under the Plan on such Exercise Date, the Administrator may in its sole discretion (x) provide that the Company will make a pro rata allocation of the shares of Common Stock available for purchase on such Enrollment Date or Exercise Date, as applicable, in as uniform a manner as will be practicable and as it will determine in its sole discretion to be equitable among all Participants exercising options to purchase Common Stock on such Exercise Date, and continue all Offering Periods then in effect or (y) provide that the Company will make a pro rata allocation of the shares available for purchase on such Enrollment Date or Exercise Date, as applicable, in as uniform a manner as will be practicable and as it will determine in its sole discretion to be equitable among all participants exercising options to purchase Common Stock on such Exercise Date, and terminate any or all Offering Periods then in effect pursuant to Section 20. The Company may make a pro rata allocation of the shares available on the Enrollment Date of any applicable Offering Period pursuant to the preceding sentence, notwithstanding any authorization of additional shares for issuance under the Plan by the Company's stockholders subsequent to such Enrollment Date.

9. Delivery. As soon as reasonably practicable after each Exercise Date on which a purchase of shares of Common Stock occurs, the Company will arrange the delivery to each Participant of the shares purchased

upon exercise of his or her option in a form determined by the Administrator (in its sole discretion) and pursuant to rules established by the Administrator. The Company may permit or require that shares be deposited directly with a broker designated by the Company or to a designated agent of the Company, and the Company may utilize electronic or automated methods of share transfer. The Company may require that shares be retained with such broker or agent for a designated period of time and/or may establish other procedures to permit tracking of disqualifying dispositions of such shares. No Participant will have any voting, dividend, or other stockholder rights with respect to shares of Common Stock subject to any option granted under the Plan until such shares have been purchased and delivered to the Participant as provided in this Section 9.

10. Withdrawal.

(a) A Participant may withdraw all but not less than all the Contributions credited to his or her account and not yet used to exercise his or her option under the Plan by submitting a withdrawal notice in the form and manner and in accordance with such procedures as the Administrator may specify from time to time. All of the Participant's Contributions credited to his or her account will be paid to such Participant promptly after the notice of withdrawal becomes effective and if timely, such Participant's option for the Offering Period will be automatically terminated, and no further Contributions for the purchase of shares will be made for such Offering Period. If a Participant withdraws from an Offering Period, Contributions will not resume at the beginning of the succeeding Offering Period, unless the Participant re-enrolls in the Plan in accordance with the provisions of Section 5.

(b) A Participant's withdrawal from an Offering Period will not have any effect upon his or her eligibility to participate in any similar plan that may hereafter be adopted by the Company or in succeeding Offering Periods that commence after the termination of the Offering Period from which the Participant withdraws.

11. Termination of Employment. Upon a Participant's ceasing to be an Eligible Employee, for any reason, he or she will be deemed to have elected to withdraw from the Plan and the Contributions credited to such Participant's account during the Offering Period but not yet used to purchase shares of Common Stock under the Plan will be returned to such Participant or, in the case of his or her death, to the person or persons entitled thereto under Section 15, and such Participant's option will be automatically terminated.

12. Interest. No interest will accrue on the Contributions of a participant in the Plan, except as may be required by applicable law, as determined by the Company, and if so required by the laws of a particular jurisdiction, shall apply to all Participants in the relevant Offering except to the extent otherwise permitted by U.S. Treasury Regulation Section 1.423-2(f).

13. Stock.

(a) Subject to adjustment upon changes in capitalization of the Company as provided in Section 19 hereof, the maximum number of shares of Common Stock that will be made available for sale under the Plan will be 25 million shares of Common Stock.

(b) Until the shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), a Participant will only have the rights of an unsecured creditor with respect to such shares, and no right to vote or receive dividends or any other rights as a stockholder will exist with respect to such shares.

(c) Shares of Common Stock to be delivered to a Participant under the Plan will be registered in the name of the Participant.

14. Administration. The Plan will be administered by the Board or a Committee appointed by the Board, which Committee will be constituted to comply with Applicable Laws. The Administrator will have full and exclusive discretionary authority to construe, interpret and apply the terms of the Plan, to designate separate Offerings under the Plan, to determine eligibility, to adjudicate all disputed claims filed under the Plan and to establish such procedures that it deems necessary for the administration of the Plan (including, without limitation, to adopt such procedures and sub-plans as are necessary or appropriate to permit the participation in the Plan by employees who are foreign nationals or employed outside the U.S.). Unless otherwise determined by the Administrator, the Employees eligible to participate in each sub-plan will participate in a separate Offering.

Without limiting the generality of the foregoing, the Administrator is specifically authorized to adopt rules and procedures regarding eligibility to participate, the definition of Compensation, handling of Contributions, making and crediting of Contributions to the Plan (including, without limitation, in forms other than payroll deductions), establishment of bank or trust accounts to hold Contributions, payment of interest, making of elections and election procedures, conversion of local currency, obligations to pay payroll tax, determination of beneficiary designation requirements, withholding procedures and handling of stock certificates that vary with applicable local requirements. Every finding, decision and determination made by the Administrator will, to the full extent permitted by law, be final and binding upon all parties.

15. Designation of Beneficiary.

(a) If permitted by the Administrator, a Participant may file a designation of a beneficiary who is to receive any shares of Common Stock and cash, if any, from the Participant's account under the Plan in the event of such Participant's death subsequent to an Exercise Date on which the option is exercised but prior to delivery to such Participant of such shares and cash. In addition, if permitted by the Administrator, a Participant may file a designation of a beneficiary who is to receive any cash from the Participant's account under the Plan in the event of such Participant's death prior to exercise of the option. If a Participant is married and the designated beneficiary is not the spouse, spousal consent will be required for such designation to be effective.

(b) Such designation of beneficiary may be changed by the Participant at any time by notice in a form determined by the Administrator. In the event of the death of a Participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Participant's death, the Company will deliver such shares and/or cash to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such shares and/or cash to the spouse or to any one or more dependents or relatives of the Participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

(c) All beneficiary designations will be in such form and manner as the Administrator may designate from time to time. Notwithstanding Sections 15(a) and (b) above, the Company and/or the Administrator may decide not to permit such designations by Participants in non-U.S. jurisdictions to the extent permitted by U.S. Treasury Regulation Section 1.423-2(f).

16. Transferability. Neither Contributions credited to a Participant's account nor any rights with regard to the exercise of an option or to receive shares of Common Stock under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution or as provided in Section 15 hereof) by the Participant. Any such attempt at assignment, transfer, pledge or other disposition will be without effect, except that the Company may treat such act as an election to withdraw funds from an Offering Period in accordance with Section 10 hereof.

17. Use of Funds. The Company may use all Contributions received or held by it under the Plan for any corporate purpose, and the Company will not be obligated to segregate such Contributions except under Offerings in which applicable local law requires that Contributions to the Plan by Participants be segregated from the Company's general corporate funds and/or deposited with an independent third party for Participants in non-U.S. jurisdictions. Until shares of Common Stock are issued, Participants will only have the rights of an unsecured creditor with respect to such shares.

18. Reports. Individual accounts will be maintained for each Participant in the Plan. Statements of account will be given to participating Eligible Employees at least annually, which statements will set forth the amounts of Contributions, the Purchase Price, the number of shares of Common Stock purchased and the remaining cash balance, if any.

19. Adjustments, Dissolution, Liquidation, Merger or Change in Control.

(a) Adjustments. In the event that any dividend or other distribution (whether in the form of cash, Common Stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Common Stock or other securities of the Company, or other change in the corporate structure of the Company affecting the Common Stock

occurs, the Administrator, in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, will, in such manner as it may deem equitable, adjust the number and class of Common Stock that may be delivered under the Plan, the Purchase Price per share and the number of shares of Common Stock covered by each option under the Plan that has not yet been exercised, and the numerical limits of Section 13.

(b) Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, any Offering Period then in progress will be shortened by setting a New Exercise Date, and will terminate immediately prior to the consummation of such proposed dissolution or liquidation, unless provided otherwise by the Administrator. The New Exercise Date will be before the date of the Company's proposed dissolution or liquidation. The Administrator will notify each Participant in writing or electronically prior to the New Exercise Date, that the Exercise Date for the Participant's option has been changed to the New Exercise Date and that the Participant's option will be exercised automatically on the New Exercise Date, unless prior to such date the Participant has withdrawn from the Offering Period as provided in Section 10 hereof.

(c) Merger or Change in Control. In the event of a merger or Change in Control, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the option, the Offering Period with respect to which such option relates will be shortened by setting a New Exercise Date on which such Offering Period shall end. The New Exercise Date will occur before the date of the Company's proposed merger or Change in Control. The Administrator will notify each Participant in writing or electronically prior to the New Exercise Date, that the Exercise Date for the Participant's option has been changed to the New Exercise Date and that the Participant's option will be exercised automatically on the New Exercise Date, unless prior to such date the Participant has withdrawn from the Offering Period as provided in Section 10 hereof.

20. Amendment or Termination.

(a) The Administrator, in its sole discretion, may amend, suspend, or terminate the Plan, or any part thereof, at any time and for any reason. If the Plan is terminated, the Administrator, in its discretion, may elect to terminate all outstanding Offering Periods either immediately or upon completion of the purchase of shares of Common Stock on the next Exercise Date (which may be sooner than originally scheduled, if determined by the Administrator in its discretion), or may elect to permit Offering Periods to expire in accordance with their terms (and subject to any adjustment pursuant to Section 19). If the Offering Periods are terminated prior to expiration, all amounts then credited to Participants' accounts that have not been used to purchase shares of Common Stock will be returned to the Participants (without interest thereon, except as otherwise required under local laws, as further set forth in Section 12 hereof) as soon as administratively practicable.

(b) Without stockholder consent and without limiting Section 20(a), the Administrator will be entitled to change the Offering Periods, designate separate Offerings, limit the frequency and/or number of changes in the amount withheld during an Offering Period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Company's processing of properly completed withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with Contribution amounts, and establish such other limitations or procedures as the Administrator determines in its sole discretion advisable that are consistent with the Plan.

(c) In the event the Administrator determines that the ongoing operation of the Plan may result in unfavorable financial accounting or other consequences, the Administrator may, in its discretion and, to the extent necessary or desirable, modify, amend or terminate the Plan to reduce or eliminate such accounting consequence including, but not limited to:

(i) amending the Plan to conform with the safe harbor definition under Statement of Financial Accounting Standards Codification Topic 718 (or any successor thereto), including with respect to an Offering Period underway at the time;

(ii) altering the Purchase Price for any Offering Period including an Offering Period underway at the time of the change in Purchase Price;

(iii) shortening any Offering Period by setting a New Exercise Date, including an Offering Period underway at the time of the Administrator action;

(iv) reducing the maximum percentage of Compensation a Participant may elect to set aside as Contributions; and

(v) reducing the number of shares a Participant may purchase during any Offering Period or Purchase Period.

Such modifications or amendments will not require stockholder approval or the consent of any Plan Participant.

21. Notices. All notices or other communications by a Participant to the Company under or in connection with the Plan will be deemed to have been duly given when received in the form and manner specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

22. Conditions Upon Issuance of Shares. The Company will not be required to issue any shares of Common Stock under the Plan unless all the following conditions are satisfied: (a) the admission of such shares to listing on all stock exchanges on which such class of stock is then listed; (b) the completion of any registration or other qualification of such shares under any U.S. state or federal law or under the rulings or regulations of the Securities and Exchange Commission or any other governmental regulatory body, which the Administrator, in its absolute discretion, deems necessary or advisable; (c) the obtaining of any approval or other clearance from any U.S. state or federal governmental agency, which the Administrator, in its absolute discretion, determines to be necessary or advisable; and (d) the lapse of such reasonable period of time following the date of exercise as the Administrator may establish from time to time for reasons of administrative convenience. If the Administrator determines, in its absolute discretion, that one or more of the preceding conditions will not be satisfied, the Administrator may return all contributions (without interest except as may be required by law) and no shares will be purchased under the Plan.

As a condition to the exercise of an option, the Company may require the person exercising such option to represent and warrant at the time of any such exercise that the shares are being purchased only for investment and without any present intention to sell or distribute such shares if, in the opinion of counsel for the Company, such a representation is required by any of the aforementioned applicable provisions of law.

23. Code Section 409A. The Plan is exempt from the application of Code Section 409A. In furtherance of the foregoing and notwithstanding any provision in the Plan to the contrary, if the Administrator determines that an option granted under the Plan may be subject to Code Section 409A or that any provision in the Plan would cause an option under the Plan to be subject to Code Section 409A, the Administrator may amend the terms of the Plan and/or of an outstanding option granted under the Plan, or take such other action the Administrator determines is necessary or appropriate, in each case, without the Participant's consent, to exempt any outstanding option or future option that may be granted under the Plan from or to allow any such options to comply with Code Section 409A, but only to the extent any such amendments or action by the Administrator would not violate Code Section 409A. Notwithstanding the foregoing, the Company shall have no liability to a Participant or any other party if the option to purchase Common Stock under the Plan that is intended to be exempt from or compliant with Code Section 409A is not so exempt or compliant or for any action taken by the Administrator with respect thereto. The Company makes no representation that the option to purchase Common Stock under the Plan is compliant with Code Section 409A.

24. Stockholder Approval. The Plan will be subject to approval by the stockholders of the Company within twelve (12) months after the date the Plan is adopted by the Board. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws.

25. Governing Law. The Plan shall be governed by, and construed in accordance with, the laws of the State of California (except its choice-of-law provisions).

26. Severability. If any provision of the Plan is or becomes or is deemed to be invalid, illegal, or unenforceable for any reason in any jurisdiction or as to any Participant, such invalidity, illegality or unenforceability shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as to such jurisdiction or Participant as if the invalid, illegal or unenforceable provision had not been included.

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 0-19032

ATMEL CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**77-0051991**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

2325 Orchard Parkway, San Jose, California 95131
(Address of principal executive offices)

Registrant's telephone number, including area code:
(408) 441-0311

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Common Stock, par value $0.001 per share	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933. Yes ☑ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"). Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of June 30, 2009, the last business day of the Registrant's most recently completed second fiscal quarter, there were 451,048,799 shares of the Registrant's Common Stock outstanding, and the aggregate market value of such shares held by non-affiliates of the Registrant (based on the closing sale price of such shares on the NASDAQ Global Select Market on June 30, 2009) was approximately $1,650,391,611. Shares of Common Stock held by each officer and director have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of January 31, 2010, Registrant had 455,660,430 outstanding shares of Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement for the Registrant's 2010 Annual Meeting of Stockholders are incorporated by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. The Proxy Statement will be filed within 120 days of the Registrant's fiscal year ended December 31, 2009.

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TABLE OF CONTENTS

PART I

ITEM 1.	BUSINESS	2
ITEM 1A.	RISK FACTORS	12
ITEM 1B.	UNRESOLVED STAFF COMMENTS	28
ITEM 2.	PROPERTIES	28
ITEM 3.	LEGAL PROCEEDINGS	29
ITEM 4.	RESERVED	31

PART II

ITEM 5.	MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES	31
ITEM 6.	SELECTED FINANCIAL DATA	32
ITEM 7.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	33
ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	57
ITEM 8.	CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA	60
ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	112
ITEM 9A.	CONTROLS AND PROCEDURES	112
ITEM 9B.	OTHER INFORMATION	113

PART III

ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS OF THE REGISTRANT AND CORPORATE GOVERNANCE MATTERS	113
ITEM 11.	EXECUTIVE COMPENSATION	114
ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS	114
ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE	115
ITEM 14.	PRINCIPAL ACCOUNTING FEES AND SERVICES	115

PART IV

ITEM 15.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES	115
SIGNATURES		116
EXHIBIT INDEX		117

PART I

ITEM 1. *BUSINESS*

FORWARD LOOKING STATEMENTS

You should read the following discussion in conjunction with our Consolidated Financial Statements and the related "Notes to Consolidated Financial Statements", and "Financial Statements and Supplementary Data" included in this Annual Report on Form 10-K. This discussion contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, particularly statements regarding our outlook for fiscal 2010, our gross margins, anticipated revenues by geographic area, operating expenses and capital expenditures, cash flow and liquidity measures including the anticipated sale of auction rate securities to UBS Financial Services, Inc., factory utilization, charges related to and the effect of our strategic transactions, restructuring, performance restricted stock units, and other strategic efforts, particularly the potential sale of portions of our ASIC business, and our expectations regarding tax matters and the effects of exchange rates and efforts to manage exposure to exchange rate fluctuation. Our actual results could differ materially from those projected in the forward-looking statements as a result of a number of factors, risks and uncertainties, including the risk factors set forth in this discussion and in Item 1A — Risk Factors, and elsewhere in this Form 10-K. Generally, the words "may," "will," "could," "would," "anticipate," "expect," "intend," "believe," "seek," "estimate," "plan," "view," "continue," the plural of such terms, the negatives of such terms, or other comparable terminology and similar expressions identify forward-looking statements. The information included in this Form 10-K is provided as of the filing date with the Securities and Exchange Commission and future events or circumstances could differ significantly from the forward-looking statements included herein. Accordingly, we caution readers not to place undue reliance on such statements. Atmel undertakes no obligation to update any forward-looking statements in this Form 10-K.

BUSINESS

General

We design, develop, manufacture and sell a wide range of semiconductor integrated circuit ("IC") products and capacitive touch solutions, including microcontrollers, advanced logic, mixed-signal, nonvolatile memory and radio frequency ("RF") components. Leveraging a broad intellectual property ("IP") portfolio, we supply our customers complete system solutions, with particular emphasis on solutions incorporating microcontrollers. These complex system-on-a-chip solutions are manufactured using our leading-edge process technologies, including complementary metal oxide semiconductor ("CMOS"), double-diffused metal oxide semiconductor ("DMOS"), logic, CMOS logic, bipolar, bipolar CMOS ("BiCMOS"), silicon germanium ("SiGe"), SiGe BiCMOS, analog, bipolar double diffused CMOS and radiation tolerant process technologies. We develop these process technologies ourselves to ensure they provide the maximum possible performance. In 2009, we fabricated approximately 88% of our products in our own wafer fabrication facilities, or "fabs." We believe our ICs enable our customers to rapidly introduce leading edge electronic products that are differentiated by higher performance, advanced security features, lower cost, smaller size, longer battery life and more memory. Our products are used primarily in the following markets: industrial, consumer electronics, automotive, wireless communications, computing, storage, printing, security, military and aerospace.

We were originally incorporated in California in December 1984. In October 1999, we were reincorporated in Delaware. Our principal offices are located at 2325 Orchard Parkway, San Jose, California 95131, and our telephone number is (408) 441-0311. Our website is located at: www.atmel.com; however, the information in, or that can be accessed through, our website is not part of this report. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to such reports are available, free of charge, through the "Investors" section of our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Products

Our products consist primarily of microcontrollers, advanced logic, mixed-signal, nonvolatile memory, radio frequency and system-level integration semiconductor solutions.

Our business is organized into four operating segments (see Note 14 of Notes to Consolidated Financial Statements for further discussion). Each of our business units offer products that compete in one or more of the end markets described below under the caption "Principal Markets and Customers."

- *Microcontrollers* segment includes a variety of proprietary and standard microcontrollers, the majority of which contain embedded nonvolatile memory, integrated analog peripherals and capacitive touch sensing libraries. This segment also includes products with military and aerospace applications. In March 2008, we acquired Quantum Research Group Ltd. ("Quantum"), a supplier of capacitive sensing IP solutions. Results from the acquired operations are considered complementary to sales of microcontroller products and are included in this segment. Our Microcontroller segment comprised 38% of net revenues in the year ended December 31, 2009.
- *Nonvolatile Memories* segment consists predominantly of serial interface electrically erasable programmable read-only memory ("SEEPROM") and serial interface Flash memory products. This segment also includes parallel interface Flash memories as well as mature parallel interface electrically erasable programmable read-only memory ("EEPROM") and erasable programmable read-only memory ("EPROM") devices. This segment also includes products with military and aerospace applications. Our Nonvolatile Memories segment comprised 24% of net revenues in the year ended December 31, 2009.
- *Radio Frequency ("RF") and Automotive* segment includes products designed for the automotive industry. This segment produces and sells wireless and wired devices for industrial, consumer and automotive applications and it also provides foundry services which produce radio frequency products for the mobile telecommunications market. Our RF and Automotive segment comprised 12% of net revenues in the year ended December 31, 2009.
- *Application Specific Integrated Circuit ("ASIC")* segment includes customer and application specific integrated circuits designed to meet specialized single-customer requirements for their high performance devices in a broad variety of specific applications. This segment also encompasses a range of products which provide security for digital data transactions, including smart cards for mobile phones, set top boxes, banking and national identity cards. We also develop application specific standard products ("ASSP") for high reliability space applications, power management and secure crypto memory products. Our ASIC segment comprised 26% of net revenues in the year ended December 31, 2009.

Within each operating segment, we offer our customers products with a range of speed, density, power usage, specialty packaging, security and other features.

Microcontrollers

Our Microcontroller segment offers customers a full range of products to serve the consumer, automotive, industrial, telecom and PC peripheral end markets for embedded controls. Our product portfolio has four major Flash based microcontroller architectures targeted at the high volume embedded control market: our proprietary 8-bit and 32-bit AVR® platforms, our embedded 32-bit ARM-based product family and older 8051 8-bit based industry standard microcontroller products.

Embedded control systems typically incorporate a microcontroller as the principal active component. A microcontroller is a self-contained computer-on-a-chip consisting of a CPU, non-volatile program memory (Flash and EEPROM), random access memory ("RAM") for data storage and various input/output peripheral capabilities. In addition to the microcontroller, a complete embedded control system incorporates application-specific software and may include specialized peripheral device controllers and internal or external non-volatile memory components, such as Flash and EEPROMs, to store additional program software and various analog and interface products.

Atmel AVR. Our largest microcontroller product offering is based on the 8-bit AVR architecture. The tinyAVR®, megaAVR®, XMEGA™ AVR, AVR Wireless products, AVR USB products, AVR Smart Battery

products and the AVR Touch User Interface products are all product families using the AVR 8-bit RISC CPU which allow customers to minimize power consumption while obtaining maximum performance and ease of programming. Our AVR XMEGA™ picoPower® microcontroller family consumes the least power in the industry, enabling longer operating times in hand-held and battery powered applications. AVR32 is our proprietary microcontroller architecture which provides customers with higher, 32-bit performance when 8-bit power is no longer sufficient. The AVR32 product offering is targeted at the industrial, automotive and ultra low power segments of the 32-bit market. AVR microcontroller products include embedded non-volatile memory and are available with a complete selection of analog and digital interfaces. We offer over 100 different products in the AVR family.

Atmel QTouch® and maXTouch™. With the acquisition of Quantum in 2008, we have become a leading supplier of robust, capacitive sensing solutions for touch screens and other touch controls.

User interfaces are the critical factor in making electronic products appealing to consumers. Our touch screen devices include ICs for creating economical, elegant, and easy to use touch screens that respond to a wide variety of touch types and gestures. They are capable of differentiating between single and multiple-finger touch, and support tap, press, flick, pinch (zoom in), stretch (zoom out), rotate, press and tap, press and double tap, press and flick, press and drag, and multiple-finger drag. We offer a comprehensive range of touch screen controllers for use by customers, such as touch buttons, keyboards, sliders and wheels as well as single-chip unlimited touch screen solutions.

QTouch and maXTouch devices are digital charge-transfer ICs designed to detect touch using a single connection between the sensor chip and a simple key electrode. The maXTouch family of touchscreen controllers offer exceptional performance and low power consumption in a single IC. The maXTouch devices support an unlimited number of touches enhancing the user interface and the way users interact with electronic products. Built in gestures and the ability to ignore unintentional touches result in a user interface that is intuitive and reliable. The QTouch chips are best suited for low key count applications up to 10 keys. QMatrix® devices are digital share-transfer (QT) ICs designed to detect touch using a scanned, passive matrix or electrode sets to achieve a large number of touch keys driven by a single chip. QWheel® and QSlide® devices are QT ICs based on Quantum's QTouch technology to implement scrolling functionality. QField™ and QTwo™ devices are QT ICs enabling Single and Two Touch™ touch screens.

ARM. Our ARM-based microcontrollers are designed utilizing on the standard 32-bit ARM7™, ARM9™, ARM 11™ and ARM Cortex™ architectures, where we offer a range of products with and without embedded nonvolatile memories. Our SAM7 and SAM9 (Smart Arm Micro) products offer high performance 32-bit microcontrollers with a variety of complex analog and digital peripherals integrated on the same chip. For customers demanding the highest performance products, we offer an ARM 11 product family. Our ARM customers save significant development time by using standard ARM software and the other development tools widely available.

8051. Our 8051 8-bit microcontroller product offering is based on the standard 8051 CPU and ranges from products containing 2 Kbytes of embedded Flash memory to the largest products offering 128 Kbytes of embedded Flash memory. The 8051 products address a significant portion of the 8-bit microcontroller market in which the customer already has an installed software and application base using the standard 8051 architecture.

Increased demand for reliable, flexible and low cost controls in the electronics industry is being met by microcontrollers which replace mechanical and other passive controls in a wide range of applications such as lighting, automobile control functions, home automation, wireless communications, white goods and user interfaces in all products requiring human interaction.

Nonvolatile Memories

Serial Interface Products. Our serial interface products evolved from our EEPROM and Flash memory technology expertise and were developed to meet the market demand for delivery of nonvolatile memory content through specialized, low pin-count interfaces and packages. Our serial interface product portfolio encompasses the industry's largest offering of Serial EEPROMs and two complete families of Serial Flash memories. From a system cost and silicon area perspective, it is generally more economical to employ Flash memory technology for densities

of 512-Kbits and above, and the similarity of the feature sets for our Serial EEPROM and Serial Flash memories allows our customers to easily upgrade from densities as low as 1-Kbits to as high as 64-Mbits.

Serial EEPROMs. We currently offer three complete families of Serial EEPROMs supporting industry standard 2-wire, 3-wire and SPI protocols. Primarily used to store personal preference data and configuration/setup data, our Serial EEPROM products can be found in a multitude of consumer, industrial and automotive applications ranging from everything such as WLAN adapters and LCD TVs to video game systems and GPS devices. Because of our advanced process technology, diverse package options and broad density offerings, we have maintained the market leadership position for the last several years.

Atmel DataFlash®. The DataFlash® family of Serial Flash memories delivers proven, reliable solutions to store varying amounts of granular data or to store both embedded program code and data while utilizing very small, low pin-count packages. DataFlash devices are the industry's most sophisticated and feature-rich Serial Flash memories and are designed to enable advanced features and functionality in a variety of high-volume products and applications. By using DataFlash memories, customers can minimize pin counts, simplify circuit boards, and reduce power consumption, all of which contribute to higher performance and lower system costs. DataFlash products are used in a wide variety of applications such as digital answering machines, fax machines, personal computers, printers, radar detectors, security systems and energy meters.

Small size is important to our customers and we are continuously developing smaller packages for our serial Flash memories using, for example, a cost-effective ball grid array and a variety of dual footprint non-leaded packages to help our customers produce smaller products. We also offer the full range of industry standard SOIC, PDIP and TSSOP packages.

SPI Flash. Our newest Serial Flash family offers pin-compatible devices to our entire family of SPI Serial EEPROMs and provides customers with one of the highest performance serial memory solutions in the industry. Our SPI Flash family's enhanced architecture and features allow the devices to be used in a wider array of applications compared to devices from competing suppliers while also providing customers with a more flexible, easier-to-implement solution. Like our Serial EEPROMs and DataFlash devices, our SPI Flash products utilize ultra-small packages like DFNs (dual flat no-lead) and CSPs (chip-scale packages) in addition to industry standard SOICs. SPI Flash is primarily used for code storage in a diverse set of consumer and industrial applications including high-volume products such as desktop and notebook computers, hard disk drives, CD/DVD Read/Write drives, Blu-ray and DVD players, MP3 players, digital picture frames, set-top boxes (STBs) and LCD TVs.

Parallel Flash Memory Products. Flash represents a prevailing technology used in nonvolatile memory devices that can be reprogrammed within a system. We currently manufacture Parallel Flash products utilizing 0.18- and 0.13-micron process technologies.

The flexibility and ease of use of our Parallel Flash memories make them attractive solutions in systems where program information stored in memory must be rewritten after the system leaves its manufacturing environment. The reprogrammability of Flash memories also serves to support later system upgrades, field diagnostic routines and in-system reconfiguration, as well as capturing voice and data messages for later review. These products are generally used in handsets, personal computers, cable modems, set-top boxes and DVD players.

Parallel EEPROMs. We are a leading supplier of high performance, in-system programmable Parallel EEPROMs. We believe that our Parallel EEPROM products represent the industry's most complete offering, and we are the sole-source supplier for several customers for certain Parallel EEPROM devices. In the design of this product family, we have emphasized high reliability achieved through the incorporation of on-chip error detection and correction features. Parallel EEPROMs offer high endurance programmability and are highly flexible, offering faster data transfer rates and higher memory densities when compared to some serial interface architectures. These products are generally used to store frequently updated data in communications infrastructure equipment and avionics navigation systems.

EPROMs. The worldwide one-time programmable (OTP) EPROM market is intensely competitive and characterized by commodity pricing. Our strategy is to target the high-performance end of this market by offering faster speed, higher density and lower power usage devices. These products are generally used to store the operating

programs of embedded microcontroller or DSP-based systems, such as hard disk drives, CD-ROM drives and modems.

RF and Automotive

Automotive RF. With our automotive RF products we are one of the leading suppliers for automobile access solutions. Our products include complete keyless entry solutions for wireless passive entry go systems, and the corresponding discrete ICs for the receivers and transceivers for the access control unit and tire pressure monitoring systems built into cars. Our innovative immobilizer ICs, which incorporate the widely accepted advanced encryption standard ("AES"), offer car theft protection. In addition, we offer a wide portfolio of products targeted at keyless automobile starting systems.

High Voltage. Our high voltage products ICs are manufactured utilizing mixed signal high voltage technology, providing analog-bipolar, high voltage DMOS power and CMOS logic function on a single chip. These ICs withstand and operate at high voltages and can be connected directly to the battery of a car, with a focus on intelligent load drivers, local interconnect network ("LIN") in-vehicle networking and battery management hybrid cars products. The applications for the load drivers are primarily motor and actuator drivers and smart valve controls. The new line of battery management ICs target Li-ion battery systems that are becoming the standard for full electric and hybrid cars. Our popular and rugged LIN in-vehicle networking product line helps car makers to simplify the wire harness by using the LIN bus which is rapidly gaining popularity. Many body electronic applications can be connected and controlled via the LIN network bus, including switches, actuators and sensors. Our LIN devices currently are the benchmark for robustness in the automotive industry, which we attribute to innovative design techniques as well as to our proprietary silicon on-insulator ("SOI") process technology.

RF. The RF product line includes our low frequency RF identification tag ICs which are targeted towards the access control market and the livestock and pet tagging markets. These ICs are used in combination with a reader IC to make possible contactless identification for a wide variety of applications. Our RF products also target the industrial, scientific, medical (ISM) RF market, including wireless remote control applications such as home alarm systems, garage door openers, remote controlled toys, wireless game consoles and many others.

DVD. Our laser diode drivers power the laser diodes used in CD and DVD drives for computer and consumer applications. We offer drivers for read only and read-write optical drives, including the new high density Blu-Ray standards. Our proprietary process technology has enabled us to develop photo diodes that are sensitive to blue as well as to red laser light. Our patent pending "open QFN" packaging technology enables cost efficient production of the photo detector ICs for the DVD and Blu-Ray standard.

Mixed Signal. Our broadcast radio products cater primarily for the automotive market. They include high performance receivers for AM/FM and HD car radio, an industry leading portfolio of highly integrated antenna drivers, which enable small form factor car antennas and a complete chipset for the developing digital audio broadcasting/digital multimedia broadcasting radio market. In addition, our infrared ("IR") receivers are among the leaders in the highly competitive market for IR remote control systems.

ASIC

Custom ASICs. We design, manufacture and market ASICs to meet customer requirements for high-performance logic devices in a broad variety of customer-specific applications. Our SiliconCity® design platform utilizes our extensive libraries of qualified analog and digital IP blocks. This approach integrates system functionality into a single chip based on this unique architecture platform combined with one of the richest libraries of qualified IP blocks in the industry. By combining a variety of logic functions on a single chip, costs are reduced, design risk is minimized, time-to-market is accelerated and performance can be optimized.

We design and manufacture ASICs in a range of products that includes standard digital and analog functions, as well as nonvolatile memory elements and large pre-designed macro functions all integrated on a single chip. We work closely with customers to develop and manufacture custom ASIC products so that we can provide them with IC solutions on a sole-source basis. Our ASIC products are targeted primarily at high-volume customers whose

applications require high-speed, high-density or low and mixed-voltage devices such as in the medical, consumer and security markets.

Atmel CAP®. Our CAP customizable microcontroller combines, on a single IC, an ARM-based microcontroller system-on-chip with a high-density Metal Programmable Block that enables customers to add application-specific logic. This hybrid device significantly reduces design time and cost compared to an equivalent ASIC, but commands a comparable unit price. CAP is aimed at medium-to high-volume customers, many of who are replacing a field programmable gate array ("FPGA")-plus-microcontroller combination.

Secure Microcontrollers. Our advanced design capability expertise in non-volatile memory technology and experience in security products positions us as one of the world's pre-eminent suppliers of secure microcontroller-based ICs. Our Smart Card ICs primarily serve the cellular phone, banking, health card, national ID card and set-top box markets.

We also produce a broad portfolio of secure ICs, including CryptoMemory® and CryptoRF® and smart card reader chips. Our secure microcontrollers feature dual contact/contactless products that comply with the ISO-14443, Universal Serial Bus ("USB") Full-Speed interface and Serial Peripheral Interface ("SPI") Protocols.

We combine dense nonvolatile memory technology and high performance AVR and ARM microcontroller cores to offer cost-effective solutions for demanding applications such as global system for mobile computing ("GSM") subscriber identity module ("SIM") cards and multi-application smart cards running on open platforms like Java®.

We have also introduced solutions with multimedia and wireless communications devices targeting home entertainment, security and automotive applications where information security is a primary objective.

FPGAs. Our FPGAs (field programmable gate arrays), with FreeRAM and Cache Logic®, provide efficient memory management and a reconfigurable solution for adaptive digital signal processing and other computationally intensive applications. We also offer a family of radiation hardened FPGAs for space applications. Our family of reconfigurable FPGA Serial Configuration EEPROMs can replace one-time-programmable devices for FPGAs from other vendors. In addition we offer FPGA-to-gate array conversions for both military and commercial applications.

In January 2010, we announced that following a comprehensive review of alternatives for our ASIC business, we would continue to explore the potential sale of our Smart Card (SMS) business located in Rousset, France and East Kilbride, UK and that we intended to discontinue potential sale discussions for our Customer Specific Products (CSP) and Aerospace businesses. See Item 1A — Risk Factors.

Technology

From inception, we have focused our efforts on developing advanced CMOS processes that can be used to manufacture reliable nonvolatile elements for memory and advanced logic integrated circuits. We believe that our experience in single and multiple-layer metal CMOS processing gives us a competitive advantage in developing and delivering high-density, high-speed and low-power logic and memory and logic products.

We meet customers' demands for constantly increasing functionality on ever-smaller ICs by increasing the number of layers we use to build the circuits on a wafer and by reducing the size of the transistors and other components in the circuit. To accomplish this we develop and introduce new wafer processing techniques as necessary. We also provide our fabrication facilities with state-of-the-art manufacturing equipment and development resources that allow us to produce ICs with increasingly sophisticated features. Our current ICs incorporate effective feature sizes as small as 0.13-micron. We are developing processes that will support effective feature sizes smaller than 0.13-micron, which we expect to produce at outside wafer foundries in the future.

Principal Markets and Customers

Communications. Communications, including wireless and wireline telecommunications and data networking, is currently one of our large end user markets. For the wireless market, we provide touch screen controllers, nonvolatile memory, standard and secure microcontrollers, and baseband and RF ASICs that are used for GSM and

code-division multiple access ("CDMA") mobile phones and their base stations, as well as two-way pagers, mobile radios, and cordless phones and their base stations. We also have a range of products based on the IEEE 802.11 wireless LAN standard, Zigbee, and on Bluetooth, a short-range wireless protocol that enables instant connectivity between electronic devices. Our principal customers in the wireless market include Ericsson, Motorola, Nokia, Philips, Qualcomm, Samsung and Siemens.

We also serve the data networking and wireline telecommunications markets, which continue to evolve due to the rapid adoption of new technologies. For these markets, we provide ASIC, nonvolatile memory and programmable logic products that are used in the switches, routers, cable modem termination systems and digital subscriber line ("DSL") access multiplexers, which are currently being used to build internet infrastructure. Our principal data networking and wireline telecommunications customers include Alcatel Lucent, Cisco and Siemens.

Consumer Electronics. Our products are also used in a broad variety of consumer electronics products. We provide microcontrollers for batteries and battery chargers that minimize the power usage by being "turned on" only when necessary. Microcontrollers are also offered for lighting controls and touchscreen user interface applications. We provide multimode audio processors and MPEG2-based decoders with programmable transport for complex digital audio streams used in digital TVs, set top boxes and DVD players. We provide ASIC demodulators and decoders for cable modems. We also offer media access controllers for wireless local area networks ("WLANs") and baseband controllers. In addition, we provide secure, encryption enabled, tamper resistant circuits for smart cards and embedded personal computer security applications. Our principal consumer electronics customers include Honeywell, Hosiden Corporation, Invensys, LG Electronics, Matsushita, Microsoft, Philips, Samsung, Sony and Toshiba.

Computing, Storage and Printing. The computing and computing-peripherals markets are growing as a result of increasing Internet use, network connectivity and digital imaging requirements. For computing applications, we provide Flash memory, serial memory, USB hubs and ASICs for personal computers, servers and USB drives. We offer Trusted Platform Module ("TPM") products that perform platform authentication and security for computing systems. Our biometric security IC verifies a user's identity by scanning a finger. In today's security conscious environment we believe TPM and biometry are finding applications where access to information, equipment and similar resources needs to be controlled or monitored. We provide ASICs, nonvolatile memory and microcontrollers for laser printers, inkjet printers, copy machines and scanners. Our principal customers in these markets include Dell, Hewlett-Packard, IBM, Intel, M-Systems, Seagate and Western Digital.

Security. Security for electronic applications is a key concern for the development of computing and communications equipment. Our Smart Card and Smart Card reader IC's are targeted towards established European markets and rapidly emerging applications requiring security in the United States of America and throughout Asia. Smart Card technology is used for mobile communications, credit cards, drivers' licenses, identity cards, health cards, TV set top boxes, internet commerce and related applications where data security is essential. Our principal customers in these markets include Gemalto (formerly GemPlus and Axalto), NDS, Oberthur, Sagem and SCM.

Automotive. The automotive electronics market has grown modestly, driven by demand for more sophisticated electronic systems, yet it remains stable during times when other sectors fluctuate. For automotive applications, we provide body electronics for passenger comfort and convenience; safety related subsystems such as air-bag drivers, anti-lock brake control and tire pressure monitors; keyless entry transmitters and receivers and in-vehicle entertainment components. With our introduction of high-voltage and high-temperature capable ICs we are broadening the automotive reach to systems and controls in the engine compartment. Virtually all of these are application-specific mixed signal ICs. Our principal customers in these markets include Continental-Temic, Daimler-Chrysler, Delphi, Hella, Marelli, Robert Bosch, Siemens-VDO and TRW.

Military and Aerospace. The military and aerospace industries require products that will operate under extreme conditions and are tested to higher standards than commercial products. Our circuits are available in radiation-hardened (RAD) versions that meet stringent requirements (cumulative dose, latch-up and transient phenomena) of space, avionic and industrial applications. For these applications, we provide RAD ASICs, FPGAs, non-volatile memories and microcontrollers. Our principal customers in these markets include BAE Systems, Honeywell, Litton, Lockheed-Martin, Northrop, Raytheon and Roche.

Industrial. While the industrial electronics market has been considered a slow growth end-market compared to communications or computing sectors, the electronic content in industrial applications is growing at a faster rate than the industry as a whole-driven by the increasing reach of electronic content. The demand for energy efficiency and productivity gains of electronic enabled systems is driving the switch from mechanical to digital solutions for products such as temperature sensors, motor controls, factory lighting, smart energy meters and commercial appliances. Atmel provides microcontrollers, non-volatile memory, high-voltage and mixed-signal products that are designed to work effectively in harsh environments. Our principal customers include Honeywell, Siemens, Samsung, Itron and Textron,

Manufacturing

Once we have fabricated the wafers, we probe and test the individual circuits on them to identify those that do not function. This saves us the cost of putting mechanical packages around circuits whose failure can be determined in advance. After probe, we send all of our wafers to one of our independent assembly contractors, located in China, Indonesia, Japan, Malaysia, the Philippines, South Korea, Taiwan or Thailand where they are cut into individual chips and assembled into packages. Most of the finished products are given a final test at the assembly contractors although some are shipped to our test facilities in the United States where we perform electrical testing and visual inspection before delivery to customers.

The raw materials and equipment we use to produce our integrated circuits are available from several suppliers and we are not dependent upon any single source of supply. However, some materials have been in short supply in the past and lead times on occasion have lengthened, especially during semiconductor expansion cycles.

If market demand for our products increases during 2010, we believe that we will be able to substantially meet our production needs from our remaining wafer fabrication facilities through at least the end of 2010; however, capacity requirements may vary depending on, among other things, our rate of growth and our ability to increase production levels. During 2009, we manufactured approximately 88% of our products at our wafer fabrication facilities located in Colorado Springs, Colorado and Rousset, France. In September 2008, we announced that we entered into an agreement with Tejas Silicon Holding Limited ("TSI") for the sale of our wafer fabrication operations in Heilbronn, Germany. On October 8, 2007, we announced that we entered into separate agreements with Taiwan Semiconductor Manufacturing Company, Ltd. ("TSMC") and Highbridge Business Park Limited ("Highbridge") for the sale of the wafer fabrication equipment and related property located in North Tyneside, United Kingdom. We ceased manufacturing operations at our Heilbronn wafer fabrication facility in October 2008 and in our North Tyneside, UK wafer fabrication facility in February 2008 and have subsequently increased production at our Colorado Springs and Rousset wafer fabs to provide the necessary output to meet demand. In December 2009, we announced we signed an exclusivity agreement for the sale of our Rousset, France wafer fabrication facility to LFoundry GmbH.

Much of the $32 million of manufacturing equipment we paid for during 2009 was related to increasing test capacity. It is anticipated that capital equipment purchases for 2010, estimated at $60 million to $65 million, will be focused on maintaining existing equipment, providing additional testing capacity and, to a limited extent, on developing advanced process technologies.

Environmental Compliance

We are subject to a variety of international, federal, state and local governmental regulations related to the discharge or disposal of toxic, volatile or otherwise hazardous chemicals used in our manufacturing processes.

Increasing public attention has been focused on the environmental impact of semiconductor operations. Although we have not experienced any material adverse effect on our operations from environmental regulations, any changes in such regulations or in their enforcement may impose the need for additional capital equipment or other requirements. If for any reason we fail to control the use of, or to restrict adequately the discharge of, hazardous substances under present or future regulations, we could be subject to substantial liability or our manufacturing operations could be suspended.

Marketing and Sales

We generate our revenue by selling our products directly to original equipment manufacturers ("OEMs") and indirectly to OEMs through distributors. We market our products worldwide to a diverse base of OEMs serving primarily commercial markets. In the United States and Canada, we sell our products to large OEM accounts primarily by using manufacturers' representatives or through national and regional distributors. Our agreements with our representatives and distributors are generally terminable by either party on short notice, subject to local laws. Direct sales to OEMs as a percentage of net revenues for the year ended December 31, 2009 totaled 45% while sales to distributors totaled 55% of net revenues.

Sales to U.S. OEMs, as a percentage of net revenues totaled 9%, 8% and 10% for the years ended December 31, 2009, 2008 and 2007, respectively. Sales to U.S. distributors, as a percentage of net revenues, totaled 9%, 7% and 6% for the years ended December 31, 2009, 2008 and 2007, respectively. We support this sales network from our headquarters in San Jose, California and through U.S. regional offices in California, Colorado, Florida, Illinois, Massachusetts, Minnesota, North Carolina, Texas and Washington.

We sell to customers outside of the U.S. primarily by using international sales representatives and through distributors, who are managed from our foreign sales offices. We maintain sales offices in China, Denmark, Finland, France, Germany, Hong Kong, India, Italy, Japan, South Korea, Singapore, South Africa, Spain, Sweden, Switzerland, Taiwan and the United Kingdom. Our sales outside the U.S. represented 83%, 86% and 87% of net revenues in 2009, 2008 and 2007, respectively. We expect revenues from our international sales and sales to distributors will continue to represent a significant portion of our net revenues. International sales and sales to distributors are subject to a variety of risks, including those arising from currency fluctuations, tariffs, trade barriers, taxes, export license requirements, and foreign government regulations and risk of payment by distributors. See Item 1A — Risk Factors.

We allow certain distributors, primarily based in the United States and Europe, rights of return and credits for price protection. Given the uncertainties associated with the levels of returns and other credits to these distributors based on contractual terms we defer recognition of revenue from sales to these distributors until they have resold our products. Sales to certain other primarily Asia based distributors carry either no or very limited rights of return. We have historically been able to estimate returns and other credits from these distributors and accordingly have historically recognized revenue from sales to these distributors upon shipment, with a related allowance for potential returns established at the time of our sale.

Effective July 1, 2008, we entered into revised agreements with certain European distributors that allow additional rights, including future price concessions at the time of resale, price protection, and the right to return products upon termination of the distributor agreement. As a result of uncertainties over finalization of pricing for shipments to these distributors, we consider that the sale prices are not "fixed or determinable" at the time of shipment to these distributors. Revenues and related costs will be deferred until the products are sold by the distributor to their end customers.

Research and Development

We believe significant investment in research and development is vital to our success, growth and profitability, and we will continue to devote substantial resources, including management time, to this activity. Our primary objectives are to increase performance of our existing products, to develop new wafer processing and design technologies and to draw upon these technologies and our experience in embedded applications to create new products.

In the years ended December 31 2009, 2008 and 2007, we spent $212 million, $260 million and $272 million, respectively, on research and development. Research and development expenses are charged to operations as incurred. We expect these expenditures will increase in the future as we continue to invest in new products and new processing technology.

Competition

We operate in markets that are intensely competitive and characterized by rapid technological change, product obsolescence and price decline. Throughout our product line, we compete with a number of large semiconductor manufacturers, such as AMD, Cypress, Freescale, Fujitsu, Hitachi, IBM, Infineon, Intel, LSI Logic, Microchip, Philips, Renesas, Samsung, Sharp, Spansion, STMicroelectronics, Synaptics, Texas Instruments and Toshiba. Some of these competitors have substantially greater financial, technical, marketing and management resources than we do. We also compete with emerging companies that are attempting to sell products in specialized markets that our products address. We compete principally on the basis of the technical innovation and performance of our products, including their speed, density, power usage, reliability and specialty packaging alternatives, as well as on price and product availability. During the last three years, we have experienced significant price competition in several business segments, especially in our Nonvolatile Memory segment for EPROM, Serial EEPROM, and Flash memory products, in our ASIC segment for smart cards, and in our Microcontroller segment for commodity microcontrollers. We expect continuing competitive pressures in our markets from existing competitors and new entrants, new technology and cyclical demand, which, among other factors, will likely maintain the recent trend of declining average selling prices for our products.

Patents and Licenses

We maintain a portfolio of United States patents and we have numerous patent applications on file with the U.S. Patent and Trademark Office. We also operate an internal program to identify patentable developments and we file patent applications wherever necessary to protect our proprietary technologies. However, because technology changes very rapidly in the semiconductor industry, we believe our continued success depends primarily on the technological and innovative skills of our employees and their abilities to rapidly commercialize discoveries.

The semiconductor industry is characterized by vigorous protection and pursuit of IP rights or positions, which have on occasion resulted in significant and often protracted and expensive litigation. We from time to time receive communications from third parties asserting patent or other IP rights covering our products or processes. In order to avoid the significant costs associated with our defense in litigation involving such claims, we may license the use of the technologies that are the subject of these claims from such companies and be required to make corresponding royalty payments, which may harm our operating results.

We have in the past been involved in IP infringement lawsuits which harmed our operating results. Although we intend to vigorously defend against any such lawsuits, we may not prevail given the complex technical issues and inherent uncertainties in patent and IP litigation. Moreover, the cost of defending against such litigation, in terms of management time and attention, legal fees and product delays, could be substantial, regardless of the outcome. If any patent or other IP claims against us are successful, we may be prohibited from using the technologies subject to these claims, and if we are unable to obtain a license on acceptable terms, license a substitute technology, or design new technology to avoid infringement, our business and operating results may be significantly harmed. See Item 1A — Risk Factors.

We have several cross-license agreements with other companies. In the future, it may be necessary or advantageous for us to obtain additional patent licenses from existing or other parties, but these license agreements may not be available to us on acceptable terms, if at all.

Employees

At December 31, 2009, we employed approximately 5,600 employees compared to approximately 6,400 employees at December 31, 2008. Our future success depends in large part on the continued service of our key technical and management personnel and on our ability to continue to attract and retain qualified employees, particularly highly skilled design, process and test engineers necessary for the manufacture of existing products and the development of new products and processes. The competition for such personnel is intense, and the loss of key employees, most of who are not subject to an employment agreement for a specified term or a post-employment non-competition agreement, could harm our business.

Backlog

We accept purchase orders for deliveries covering periods from one day up to approximately one year. However, purchase orders can generally be revised or cancelled by the customer without penalty. In addition, significant portions of our sales are ordered with relatively short lead times, often referred to as "turns business." Considering these industry practices and our experience, we do not believe the total of customer purchase orders outstanding (backlog) provides meaningful information that can be relied on to predict actual sales for future periods.

Geographic Areas

In 2009, 17% of our net revenues were derived from customers in the United States, 50% from customers in Asia, 31% from customers in Europe and 2% from customers in other regions. This disclosure is determined based on the destination of our products when they are shipped.

As of December 31, 2009, we owned long-lived assets in the United States amounting to $105 million, in France amounting to $36 million, in Germany amounting to $21 million, and in the United Kingdom amounting to $5 million. See Note 14 of Notes to Consolidated Financial Statements for further discussion.

Seasonality

The semiconductor industry is increasingly characterized by annual seasonality and wide fluctuations of supply and demand. A significant portion of our revenue comes from sales to customers supplying consumer markets and international sales. As a result, our business may be subject to seasonally lower revenues in particular quarters of our fiscal year. The industry has also been impacted by significant shifts in consumer demand due to economic downturns or other factors, which may result in diminished product demand and production over-capacity. We have experienced substantial quarter-to-quarter fluctuations in revenues and operating results and expect, in the future, to continue to experience short term period-to-period fluctuations in operating results due to general industry or economic conditions.

ITEM 1A. *RISK FACTORS*

In addition to the other information contained in this Form 10-K, we have identified the following risks and uncertainties that may have a material adverse effect on our business, financial condition, or results of operations. Investors should carefully consider the risks described below before making an investment decision. The trading price of our common stock could decline due to any of these risks, and investors may lose all or part of their investment. In addition, these risks and uncertainties may impact the "forward-looking" statements described elsewhere in this Form 10-K and in the documents incorporated herein by reference. They could also affect our actual results of operations, causing them to differ materially from those expressed in "forward-looking" statements.

OUR REVENUES AND OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY DUE TO A VARIETY OF FACTORS, WHICH MAY RESULT IN VOLATILITY OR A DECLINE IN OUR STOCK PRICE.

Our future operating results will be subject to quarterly variations based upon a wide variety of factors, many of which are not within our control. These factors include:

- the nature of both the semiconductor industry and the markets addressed by our products;
- our transition to a fab-lite strategy;
- our dependence on selling through distributors;
- our increased dependence on outside foundries and their ability to meet our volume, quality and delivery objectives, particularly during times of increasing demand along with inventory excesses or shortages due to reliance on third party manufacturers;

- global economic and political conditions;
- compliance with U.S. and international antitrust trade and export laws and regulations by us and our distributors;
- fluctuations in currency exchange rates and revenues and costs denominated in foreign currencies;
- ability of independent assembly contractors to meet our volume, quality and delivery objectives;
- success with disposal or restructuring activities;
- fluctuations in manufacturing yields;
- the average margin of the mix of products we sell;
- third party intellectual property infringement claims;
- the highly competitive nature of our markets;
- the pace of technological change;
- natural disasters or terrorist acts;
- assessment of internal controls over financial reporting;
- ability to meet our debt obligations;
- our ability to maintain good relationships with our customers;
- long-term contracts with our customers;
- our compliance with international, federal and state, environmental, privacy and other regulations;
- personnel changes;
- performance-based restricted stock units;
- business interruptions;
- system integration disruptions;
- anti-takeover effects in our certificate of incorporation and bylaws;
- the unfunded nature of our foreign pension plans and that any requirement to fund these plans could negatively impact our cash position;
- the effects of our acquisition strategy, such as unanticipated accounting charges, which may adversely affect our results of operations;
- utilization of our manufacturing capacity;
- disruptions to the availability of raw materials which could impact our ability to supply products to our customers;
- costs associated with, and the outcome of, any litigation to which we are, or may become, a party;
- product liability claims that may arise, which could result in significant costs and damage to our reputation;
- audits of our income tax returns, both in the U.S. and in foreign jurisdictions;
- complexity of our legal entity organizational structure; and
- compliance with economic incentive terms in certain government grants.

Any unfavorable changes in any of these factors could harm our operating results and may result in volatility or a decline in our stock price.

We believe that our future sales will depend substantially on the success of our new products. Our new products are generally incorporated into our customers' products or systems at their design stage. However, design wins can precede volume sales by a year or more. We may not be successful in achieving design wins or design wins may not result in future revenues, which depend in large part on the success of the customer's end product or system. The average selling price of each of our products usually declines as individual products mature and competitors enter the market. To offset average selling price decreases, we rely primarily on reducing costs to manufacture those products, increasing unit sales to absorb fixed costs and introducing new, higher priced products which incorporate advanced features or integrated technologies to address new or emerging markets. Our operating results could be harmed if such cost reductions and new product introductions do not occur in a timely manner. From time to time, our quarterly revenues and operating results can become more dependent upon orders booked and shipped within a given quarter and, accordingly, our quarterly results can become less predictable and subject to greater variability.

In addition, our future success will depend in large part on the recovery of global economic growth generally and on growth in various electronics industries that use semiconductors specifically, including manufacturers of computers, telecommunications equipment, automotive electronics, industrial controls, consumer electronics, data networking equipment and military equipment. The semiconductor industry has the ability to supply more products than demand requires. Our ability to be profitable will depend heavily upon a better supply and demand balance within the semiconductor industry.

THE CYCLICAL NATURE OF THE SEMICONDUCTOR INDUSTRY CREATES FLUCTUATIONS IN OUR OPERATING RESULTS.

The semiconductor industry has historically been cyclical, characterized by wide fluctuations in product supply and demand. The industry has also experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles and declines in general economic conditions. Global semiconductor sales increased 9% to $248 billion in 2006, and 3% to $256 billion in 2007. Global semiconductor sales decreased by 3% to $249 billion in 2008, and 9% to $226 billion in 2009. The Semiconductor Industry Association predicts that the semiconductor industry is well positioned for growth in 2010.

Our operating results have been harmed by industry-wide fluctuations in the demand for semiconductors, which resulted in under-utilization of our manufacturing capacity and declining gross margins. In the past we have recorded significant charges to recognize impairment in the value of our manufacturing equipment, the cost to reduce workforce, and other restructuring costs. Our business may be harmed in the future not only by cyclical conditions in the semiconductor industry as a whole but also by slower growth in any of the markets served by our products.

The semiconductor industry is increasingly characterized by annual seasonality and wide fluctuations of supply and demand. A significant portion of our revenue comes from sales to customers supplying consumer markets and international sales. As a result, our business may be subject to seasonally lower revenues in particular quarters of our fiscal year. The industry has also been impacted by significant shifts in consumer demand due to economic downturns or other factors, which may result in diminished product demand and production over-capacity. We have experienced substantial quarter-to-quarter fluctuations in revenues and operating results and expect, in the future, to continue to experience short term period-to-period fluctuations in operating results due to general industry or economic conditions.

THE EFFECTS OF THE CURRENT GLOBAL RECESSIONARY MACROECONOMIC ENVIRONMENT HAVE IMPACTED OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION.

The current global recessionary macroeconomic environment has impacted levels of consumer spending, caused disruptions and extreme volatility in global financial markets and increased rates of default and bankruptcy. These macroeconomic developments could continue to negatively affect our business, operating results, or financial condition in a number of ways. For example, current or potential customers or distributors may not pay us or may delay paying us for previously purchased products. In addition, if consumer spending continues to decrease, we could experience diminished demand for our products. Finally, if the banking system or the financial markets continue to deteriorate or remain volatile, our investment portfolio may be impacted and the values and liquidity of our investments could be adversely affected.

WE COULD EXPERIENCE DISRUPTION OF OUR BUSINESS AS WE TRANSITION TO A FAB-LITE STRATEGY AND INCREASE DEPENDENCE ON OUTSIDE FOUNDRIES, WHERE SUCH FOUNDRIES MAY NOT HAVE ADEQUATE CAPACITY TO FULFILL OUR NEEDS AND MAY NOT MEET OUR QUALITY AND DELIVERY OBJECTIVES OR MAY ABANDON FABRICATION PROCESSES THAT WE REQUIRE.

As part of our fab-lite strategy, we have reduced the number of manufacturing facilities we own. In May 2008, we completed the sale of our North Tyneside, United Kingdom wafer fabrication facility. In December 2008, we sold our wafer fabrication operation in Heilbronn, Germany. In December 2009, we announced that we had entered into an exclusivity agreement with LFoundry GmbH for the potential sale of our Rousset, France manufacturing operations. In the future, we will be increasingly relying on the utilization of third-party foundry manufacturing partners. As part of this transition we have expanded and will continue to expand our foundry relationships by entering into new agreements with third-party foundries. If these agreements are not completed on a timely basis, or the transfer of production is delayed for other reasons, the supply of certain of our products could be disrupted, which could harm our business. In addition, difficulties in production yields can often occur when transitioning to a new third-party manufacturer. If such foundries fail to deliver quality products and components on a timely basis, our business could be harmed.

Implementation of our new fab-lite strategy will expose us to the following risks:

- reduced control over delivery schedules and product costs;
- manufacturing costs that are higher than anticipated;
- inability of our manufacturing subcontractors to develop manufacturing methods appropriate for our products and their unwillingness to devote adequate capacity to produce our products;
- possible abandonment of fabrication processes by our manufacturing subcontractors for products that are strategically important to us;
- decline in product quality and reliability;
- inability to maintain continuing relationships with our suppliers;
- restricted ability to meet customer demand when faced with product shortages; and
- increased opportunities for potential misappropriation of our intellectual property.

If any of the above risks are realized, we could experience an interruption in our supply chain or an increase in costs, which could delay or decrease our revenue or harm our business.

We hope to mitigate these risks with a strategy of qualifying multiple subcontractors. However, there can be no guarantee that any strategy will eliminate these risks. Additionally, since most outside foundries are located in foreign countries, we are subject to certain risks generally associated with contracting with foreign manufacturers, including currency exchange fluctuations, political and economic instability, trade restrictions and changes in tariff and freight rates. Accordingly, we may experience problems in timelines and the adequacy or quality of product deliveries, any of which could have a material adverse effect on our results of operations.

The terms on which we will be able to obtain wafer production for our products, and the timing and volume of such production will be substantially dependent on future agreements to be negotiated with semiconductor foundries. We cannot be certain that the agreements we reach with such foundries will be on terms reasonable to us. Therefore, any agreements reached with semiconductor foundries may be short-term and possibly non-renewable, and hence provide less certainty regarding the supply and pricing of wafers for our products.

During economic upturns in the semiconductor industry we will not be able to guarantee that our third party foundries will be able to increase manufacturing capacity to a level that meets demand for our products, which would prevent us from meeting increased customer demand and harm our business. Also during times of increased demand for our products, if such foundries are able to meet such demand, it may be at higher wafer prices, which would reduce our gross margins on such products or require us to offset the increased price by increasing prices for our customers, either of which would harm our business and operating results.

OUR REVENUES ARE DEPENDENT ON SELLING THROUGH DISTRIBUTORS.

Sales through distributors accounted for 55%, 48% and 44% of our net revenues for the years ended December 31, 2009, 2008 and 2007, respectively. We market and sell our products through third-party distributors pursuant to agreements that can generally be terminated for convenience by either party upon relatively short notice to the other party. These agreements are non-exclusive and also permit our distributors to offer our competitors' products.

Our revenue reporting is highly dependent on receiving pertinent, accurate and timely data from our distributors. Distributors provide us periodic data regarding the product, price, quantity, and end customer when products are resold as well as the quantities of our products they still have in stock. Because the data set is large and complex and because there may be errors in the reported data, we must use estimates and apply judgments to reconcile distributors' reported inventories to their activities. Actual results could vary from those estimates.

We are dependent on our distributors to supplement our direct marketing and sales efforts. If any significant distributor or a substantial number of our distributors terminated their relationship with us, decided to market our competitors' products over our products, were unable to sell our products or were unable to pay us for products sold for any reason, our ability to bring our products to market would be negatively impacted, we may have difficulty in collecting outstanding receivable balances, and we may incur other charges or adjustments resulting in a material adverse impact to our revenues and operating results. For example, in the three months ended December 31, 2008, we recorded a one time bad debt charge of $12 million related to an Asian distributor whose business was extraordinarily impacted following their addition to the U.S. Department of Commerce Entity List, which prohibits us from shipping products to the distributor.

Additionally, distributors typically maintain an inventory of our products. For certain distributors, we have signed agreements that protect the value of their inventory of our products against price reductions, as well as provide for rights of return under specific conditions. In addition, certain agreements with our distributors also contain standard stock rotation provisions permitting limited levels of product returns. We defer the gross margins on our sales to these distributors until the applicable products are re-sold by the distributors. However, in the event of an unexpected significant decline in the price of our products or significant return of unsold inventory, we may experience inventory write-downs, charges to reimburse costs incurred by distributors, or other charges or adjustments which could harm our revenues and operating results.

WE BUILD SEMICONDUCTORS BASED ON FORECASTED DEMAND, AND AS A RESULT, CHANGES TO FORECASTS FROM ACTUAL DEMAND MAY RESULT IN EXCESS INVENTORY OR OUR INABILITY TO FILL CUSTOMER ORDERS ON A TIMELY BASIS WHICH MAY HARM OUR BUSINESS.

We schedule production and build semiconductor devices based primarily on our internal forecasts, as well as non-binding forecasts from customers for orders that may be cancelled or rescheduled with short notice. Our customers frequently place orders requesting product delivery in a much shorter period than our lead time to fully fabricate and test devices. Because the markets we serve are volatile and subject to rapid technological, price and end user demand changes, our forecasts of unit quantities to build may be significantly incorrect. Changes to forecasted demand from actual demand may result in us producing unit quantities in excess of orders from customers, which could result in the need to record additional expense for the write-down of inventory, negatively affecting gross margins and results of operations.

As we transition to increased dependence on outside foundries, we will have less control over modifying production schedules to match changes in forecasted demand. If we commit to obtaining foundry wafers and cannot cancel or reschedule commitments without material costs or cancellation penalties, we may be forced to purchase inventory in excess of demand, which could result in a write-down of inventories negatively affecting gross margins and results of operations.

Conversely, failure to produce or obtain sufficient wafers for increased demand could cause us to miss revenue opportunities and, if significant, could impact our customers' ability to sell products, which could adversely affect our customer relationships and thereby materially adversely affect our business, financial condition and results of operations.

OUR INTERNATIONAL SALES AND OPERATIONS ARE SUBJECT TO APPLICABLE LAWS RELATING TO TRADE AND EXPORT CONTROLS, AND A VIOLATION OF, OR CHANGE IN, THESE LAWS COULD ADVERSELY AFFECT OUR OPERATIONS.

For hardware, software or technology exported from the U.S. or otherwise subject to U.S. jurisdiction, we are subject to U.S. laws and regulations governing international trade and exports, including, but not limited to the International Traffic in Arms Regulations ("ITAR"), the Export Administration Regulations ("EAR") and trade sanctions against embargoed countries and destinations administered by the U.S. Department of the Treasury, Office of Foreign Assets Control ("OFAC"). Hardware, software and technology exported from other countries may also be subject to local laws and regulations governing international trade. Under these laws and regulations, we are responsible for obtaining all necessary licenses or other approvals, if required, for exports of hardware, software and technology, as well as the provision of technical assistance. We are also required to obtain export licenses, if required, prior to transferring technical data or software to foreign persons. In addition, we are required to obtain necessary export licenses prior to the export or re-export of hardware, software and technology (i) to any person, entity, organization or other party identified on the U.S. Department of Commerce Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals or Blocked Persons List or the Department of State's Debarred List; or (ii) for use in nuclear, chemical/biological weapons, rocket systems or unmanned air vehicle applications. We are enhancing our export compliance program, including analyzing product shipments and technology transfers, working with U.S. government officials to ensure compliance with applicable U.S. export laws and regulations and developing additional operational procedures. A determination by the U.S. or local government that we have failed to comply with one or more of these export control laws or trade sanctions, including failure to properly restrict an export to the persons, entities or countries set forth on the government restricted party lists, could result in civil or criminal penalties, including the imposition of significant fines, denial of export privileges, loss of revenues from certain customers, and debarment from participation in U.S. government contracts. Further, a change in these laws and regulations could restrict our ability to export to previously permitted countries, customers, distributors or other third parties. Any one or more of these sanctions or a change in law or regulations could have a material adverse effect on our business, financial condition and results of operations.

WE ARE EXPOSED TO FLUCTUATIONS IN CURRENCY EXCHANGE RATES THAT COULD NEGATIVELY IMPACT OUR FINANCIAL RESULTS AND CASH FLOWS, AND REVENUES AND COSTS DENOMINATED IN FOREIGN CURRENCIES COULD ADVERSELY IMPACT OUR OPERATING RESULTS WITH CHANGES IN THESE FOREIGN CURRENCIES AGAINST THE DOLLAR.

Because a significant portion of our business is conducted outside the United States, we face exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve and could have a material adverse impact on our financial results and cash flows. Our primary exposure relates to operating expenses in Europe, where a significant amount of our manufacturing is located.

When we take an order denominated in a foreign currency we will receive fewer dollars than we initially anticipated if that local currency weakens against the dollar before we ship our product, which will reduce revenue. Conversely, revenues will be positively impacted if the local currency strengthens against the dollar. In Europe, where we have significant operations and costs denominated in European currencies, our costs will decrease if the local currency weakens. Conversely, our costs will increase if the local currency strengthens against the dollar. The net effect of average exchange rates in the year ended December 31, 2009, compared to the average exchange rates in the years ended December 31, 2008, resulted in a favorable impact to operating results of $21 million in 2009. This impact is determined assuming that all foreign currency denominated transactions that occurred in the year ended December 31, 2009 were recorded using the average foreign currency exchange rates in the same period in 2008. Net revenues denominated in foreign currencies, were 24%, 23% and 22% of total net revenues in the years ended December 31, 2009, 2008 and 2007, respectively. Costs denominated in foreign currencies, were 39%, 47% and 51% of total costs in the years ended December 31, 2009, 2008 and 2007, respectively.

We also face the risk that our accounts receivables denominated in foreign currencies will be devalued if such foreign currencies weaken quickly and significantly against the dollar. Approximately 29% and 30% of our accounts receivable were denominated in foreign currencies as of December 31, 2009 and 2008, respectively.

We also face the risk that our accounts payable and debt obligations denominated in foreign currencies will increase if such foreign currencies strengthen quickly and significantly against the dollar. Approximately 27% and 36% of our accounts payables were denominated in foreign currencies as of December 31, 2009 and 2008, respectively. Approximately 15% and 12% of our debt obligations were denominated in foreign currencies as of December 31, 2009 and 2008, respectively.

WE DEPEND ON INDEPENDENT ASSEMBLY CONTRACTORS WHICH MAY NOT HAVE ADEQUATE CAPACITY TO FULFILL OUR NEEDS AND WHICH MAY NOT MEET OUR QUALITY AND DELIVERY OBJECTIVES.

We currently manufacture a majority of the wafers for our products at our fabrication facilities. The wafers are then sorted and tested at our facilities. After wafer testing, we ship the wafers to one of our independent assembly contractors located in China, Indonesia, Japan, Malaysia, the Philippines, South Korea, Taiwan or Thailand where the wafers are separated into die, packaged and, in some cases, tested. Our reliance on independent contractors to assemble, package and test our products involves significant risks, including reduced control over quality and delivery schedules, the potential lack of adequate capacity and discontinuance or phase-out of the contractors' assembly processes. These independent contractors may not continue to assemble, package and test our products for a variety of reasons. Moreover, because our assembly contractors are located in foreign countries, we are subject to certain risks generally associated with contracting with foreign suppliers, including currency exchange fluctuations, political and economic instability, trade restrictions, including export controls, and changes in tariff and freight rates. Accordingly, we may experience problems in timelines and the adequacy or quality of product deliveries, any of which could have a material adverse effect on our results of operations.

WE FACE BUSINESS DISRUPTION RISKS AS WELL AS THE RISK OF SIGNIFICANT UNANTICIPATED COSTS ASSOCIATED WITH DISPOSAL OR RESTRUCTURING ACTIVITIES.

In the first quarter of 2009, we announced our intention to pursue strategic alternatives for our ASIC business and related manufacturing assets as part of our transformation plan, which is aimed at focusing on our high-growth and high-margin businesses. In December 2009, we announced that we had entered into an exclusivity agreement with LFoundry GmbH for the potential sale of our Rousset, France manufacturing operations. In January 2010, we announced that following a comprehensive review of alternatives for our ASIC business, we would continue to explore the potential sale of our Smart Card (SMS) business located in Rousset, France and East Kilbride, UK and that we intended to discontinue potential sale discussions for our Customer Specific Products (CSP) and Aerospace businesses. We are continually reviewing potential changes in our business and asset portfolio throughout our worldwide operations, including those located in Europe in order to enhance our overall competitiveness and viability. However, reducing our wafer fabrication capacity involves significant potential costs and delays, particularly in Europe, where the extensive statutory protection of employees imposes substantial restrictions on employers when the market requires downsizing. We may incur additional costs including compensation to employees and the potential requirement to repay governmental subsidies. We may experience further delays to completing the sale of the Rousset manufacturing operations due to local government agencies and requirements and approvals of governmental and judicial bodies. We have in the past and may in the future experience labor union or workers council objections, or labor unrest actions (including possible strikes), which could result in reduced production output. Significant reductions to output or increases in cost could harm our business and operating results.

We continue to evaluate the existing restructuring accruals related to previously implemented restructuring plans. As a result, there may be additional restructuring charges or reversals or recoveries of previous charges. However, we may incur additional restructuring and asset impairment charges in connection with additional restructuring plans adopted in the future. Any such restructuring or asset impairment charges recorded in the future could significantly harm our business and operating results.

OUR INTENTION TO PURSUE THE SALE OF OUR FABRICATION FACILITY IN ROUSSET, FRANCE MAY IN THE FUTURE TRIGGER IMPAIRMENT CHARGES AND/OR RESULT IN A LOSS ON SALE OF ASSETS.

On December 17, 2009, we announced that we entered into an exclusivity agreement with LFoundry GmbH for the purchase of our manufacturing operations in Rousset, France. As a result of this agreement, we determined that certain assets and liabilities were no longer included in the disposal group as they were not being acquired or assumed by the buyer, and as result, we reclassified these assets and liabilities back to held and used as of December 31, 2009 and recorded an asset impairment charge of $80 million. The assets and liabilities that remain in the disposal group are classified as held for sale and are carried on the consolidated balance sheet at December 31, 2009, at the lower of their carrying amount or fair value less cost to sell. In determining any potential write down of these assets and liabilities, we considered both the net book value of the disposal group, which was $83 million and also a credit balance of $129 million related to foreign currency translation adjustments ("CTA balance") that is recorded within stockholders' equity. As a result, no impairment charge was recorded for the disposal group as its carrying value, net of the CTA balance, cannot be reduced to below zero. The CTA balance remaining in stockholders' equity at the date of sale will be released to the statement of operations at that date.

IF WE ARE UNABLE TO IMPLEMENT NEW MANUFACTURING TECHNOLOGIES OR FAIL TO ACHIEVE ACCEPTABLE MANUFACTURING YIELDS, OUR BUSINESS WOULD BE HARMED.

Whether demand for semiconductors is rising or falling, we are constantly required by competitive pressures in the industry to successfully implement new manufacturing technologies in order to reduce the geometries of our semiconductors and produce more integrated circuits per wafer. We are developing processes that support effective feature sizes as small as 0.13-microns, and we are studying how to implement advanced manufacturing processes with even smaller feature sizes such as 0.065-microns.

Fabrication of our integrated circuits is a highly complex and precise process, requiring production in a tightly controlled, clean environment. Minute impurities, difficulties in the fabrication process, defects in the masks used to print circuits on a wafer or other factors can cause a substantial percentage of wafers to be rejected or numerous die on each wafer to be nonfunctional. Whether through the use of our foundries or third-party manufacturers, we may experience problems in achieving acceptable yields in the manufacture of wafers, particularly during a transition in the manufacturing process technology for our products.

We have previously experienced production delays and yield difficulties in connection with earlier expansions of our wafer fabrication capacity or transitions in manufacturing process technology. Production delays or difficulties in achieving acceptable yields at any of our fabrication facilities or at the fabrication facilities of our third-party manufacturers could materially and adversely affect our operating results. We may not be able to obtain the additional cash from operations or external financing necessary to fund the implementation of new manufacturing technologies.

WE MAY FACE THIRD PARTY INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS THAT COULD BE COSTLY TO DEFEND AND RESULT IN LOSS OF SIGNIFICANT RIGHTS.

The semiconductor industry is characterized by vigorous protection and pursuit of IP rights or positions, which have on occasion resulted in significant and often protracted and expensive litigation. We from time to time receive communications from third parties asserting patent or other IP rights covering our products or processes. In order to avoid the significant costs associated with our defense in litigation involving such claims, we may license the use of the technologies that are the subject of these claims from such companies and be required to make corresponding royalty payments, which may harm our operating results.

We have in the past been involved in intellectual property infringement lawsuits, which harmed our operating results. It is possible that we will be involved in other intellectual property infringement lawsuits in the future. The cost of defending against such lawsuits, in terms of management time and attention, legal fees and product delays, can be substantial. Moreover, if such infringement lawsuits are successful, we may be prohibited from using the

technologies at issue in the lawsuits, and if we are unable to (1) obtain a license on acceptable terms, (2) license a substitute technology or (3) design new technology to avoid infringement, our business and operating results may be significantly harmed.

We have several cross-license agreements with other companies. In the future, it may be necessary or advantageous for us to obtain additional patent licenses from existing or other parties, but these license agreements may not be available to us on acceptable terms, if at all.

OUR MARKETS ARE HIGHLY COMPETITIVE, AND IF WE DO NOT COMPETE EFFECTIVELY, WE MAY SUFFER PRICE REDUCTIONS, REDUCED REVENUES, REDUCED GROSS MARGINS AND LOSS OF MARKET SHARE.

We compete in markets that are intensely competitive and characterized by rapid technological change, product obsolescence and price decline. Throughout our product line, we compete with a number of large semiconductor manufacturers, such as AMD, Cypress, Freescale, Fujitsu, Hitachi, IBM, Infineon, Intel, LSI Logic, Microchip, Philips, Renesas, Samsung, Sharp, Spansion, STMicroelectronics, Synaptics, Texas Instruments and Toshiba. Some of these competitors have substantially greater financial, technical, marketing and management resources than we do. As we have introduced new products we are increasingly competing directly with these companies, and we may not be able to compete effectively. We also compete with emerging companies that are attempting to sell products in specialized markets that our products address. We compete principally on the basis of the technical innovation and performance of our products, including their speed, density, power usage, reliability and specialty packaging alternatives, as well as on price and product availability. During the last several years, we have experienced significant price competition in several business segments, especially in our nonvolatile memory segment for EPROM, Serial EEPROM and Flash memory products, as well as in our commodity microcontrollers and smart cards. We expect continuing competitive pressures in our markets from existing competitors, new entrants, new technology and cyclical demand, among other factors, will likely maintain the recent trend of declining average selling prices for our products.

In addition to the factors described above, our ability to compete successfully depends on a number of factors, including the following:

- our success in designing and manufacturing new products that implement new technologies and processes;
- our ability to offer integrated solutions using our advanced nonvolatile memory process with other technologies;
- the rate at which customers incorporate our products into their systems;
- product introductions by our competitors;
- the number and nature of our competitors in a given market;
- the incumbency of our competitors as potential new customers;
- our ability to minimize production costs by outsourcing our manufacturing, assembly and testing functions; and
- general market and economic conditions.

Many of these factors are outside of our control, and may cause us to be unable to compete successfully in the future.

WE MUST KEEP PACE WITH TECHNOLOGICAL CHANGE TO REMAIN COMPETITIVE.

The average selling prices of our products historically have decreased over the products' lives and are expected to continue to do so. As a result, our future success depends on our ability to develop and introduce new products which compete effectively on the basis of price and performance and which address customer requirements. We are continually designing and commercializing new and improved products to maintain our competitive position. These new products typically are more technologically complex than their predecessors, and thus have increased potential for delays in their introduction.

The success of new product introductions is dependent upon several factors, including timely completion and introduction of new product designs, achievement of acceptable fabrication yields and market acceptance. Our development of new products and our customers' decisions to design them into their systems can take as long as three years, depending upon the complexity of the device and the application. Accordingly, new product development requires a long-term forecast of market trends and customer needs, and the successful introduction of our products may be adversely affected by competing products or by technologies serving the markets addressed by our products. Our qualification process involves multiple cycles of testing and improving a product's functionality to ensure that our products operate in accordance with design specifications. If we experience delays in the introduction of new products, our future operating results could be harmed.

In addition, new product introductions frequently depend on our development and implementation of new process technologies, and our future growth will depend in part upon the successful development and market acceptance of these process technologies. Our integrated solution products require more technically sophisticated sales and marketing personnel to market these products successfully to customers. We are developing new products with smaller feature sizes, the fabrication of which will be substantially more complex than fabrication of our current products. If we are unable to design, develop, manufacture, market and sell new products successfully, our operating results will be harmed. Our new product development, process development or marketing and sales efforts may not be successful, our new products may not achieve market acceptance and price expectations for our new products may not be achieved, any of which could harm our business.

OUR OPERATING RESULTS ARE HIGHLY DEPENDENT ON OUR INTERNATIONAL SALES AND OPERATIONS, WHICH EXPOSES US TO VARIOUS RISKS.

Net revenues outside the United States accounted for 83%, 86% and 87% of our net revenues in the years ended December 31, 2009, 2008 and 2007, respectively. We expect that revenues derived from international sales will continue to represent a significant portion of net revenues. International sales and operations are subject to a variety of risks, including:

- greater difficulty in protecting intellectual property;
- reduced flexibility and increased cost of staffing adjustments, particularly in France;
- longer collection cycles;
- legal and regulatory requirements, including antitrust laws, export license requirements, trade barriers, tariffs and tax laws, and environmental and privacy regulations and changes to those laws and regulations; and
- general economic and political conditions in these foreign markets.

Some of our distributors, third-party foundries and other business partners also have international operations and are subject to the risks described above. Even if we are able to manage the risks of international operations successfully, our business may be materially adversely affected if our distributors, third-party foundries and other business partners are not able to manage these risks successfully.

Further, we purchase a significant portion of our raw materials and equipment from foreign suppliers, and we incur labor and other operating costs in foreign currencies, particularly at our French manufacturing facility. As a result, our costs will fluctuate along with the currencies and general economic conditions in the countries in which we do business, which could harm our operating results.

Approximately 24%, 23% and 22% of our net revenues in the years ended December 31, 2009, 2008 and 2007, respectively, were denominated in foreign currencies. Operating costs denominated in foreign currencies, were approximately 39%, 47% and 51% of our total operating costs in the years ended December 31, 2009, 2008 and 2007, respectively.

OUR OPERATIONS AND FINANCIAL RESULTS COULD BE HARMED BY NATURAL DISASTERS OR TERRORIST ACTS.

Since the terrorist attacks on the World Trade Center and the Pentagon in 2001, certain insurance coverage has either been reduced or made subject to additional conditions by our insurance carriers, and we have not been able to maintain all necessary insurance coverage at a reasonable cost. Instead, we have relied to a greater degree on self-insurance. For example, we now self-insure property losses up to $10 million per event. Our headquarters, some of our manufacturing facilities, the manufacturing facilities of third party foundries and some of our major vendors' and customers' facilities are located near major earthquake faults and in potential terrorist target areas. If a major earthquake, other disaster or a terrorist act impacts us and insurance coverage is unavailable for any reason, we may need to spend significant amounts to repair or replace our facilities and equipment, we may suffer a temporary halt in our ability to manufacture and transport products and we could suffer damages of an amount sufficient to harm our business, financial condition and results of operations.

A LACK OF EFFECTIVE INTERNAL CONTROL OVER FINANCIAL REPORTING COULD RESULT IN AN INABILITY TO ACCURATELY REPORT OUR FINANCIAL RESULTS, WHICH COULD LEAD TO A LOSS OF INVESTOR CONFIDENCE IN OUR FINANCIAL REPORTS AND HAVE AN ADVERSE EFFECT ON OUR STOCK PRICE.

Effective internal controls are necessary for us to provide reliable financial reports. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed. We have in the past discovered, and may in the future discover, deficiencies in our internal controls. Evaluations of the effectiveness of our internal controls in the future may lead our management to determine that internal control over financial reporting is no longer effective. Such conclusions may result from our failure to implement controls for changes in our business, or deterioration in the degree of compliance with our policies or procedures.

A failure to maintain effective internal control over financial reporting, including a failure to implement effective new controls to address changes to our business, could result in a material misstatement of our consolidated financial statements or cause us to fail to meet our financial reporting obligations. This, in turn, could result in a loss of investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price.

OUR DEBT LEVELS COULD HARM OUR ABILITY TO OBTAIN ADDITIONAL FINANCING, AND OUR ABILITY TO MEET OUR DEBT OBLIGATIONS WILL BE DEPENDENT UPON OUR FUTURE PERFORMANCE.

As of December 31, 2009, our total debt was $95 million, compared to $145 million at December 31, 2008. Our debt-to-equity ratio was 0.82 and 0.91 at December 31, 2009 and 2008, respectively. Increases in our debt-to-equity ratio could adversely affect our ability to obtain additional financing for working capital, acquisitions or other purposes and make us more vulnerable to industry downturns and competitive pressures.

From time to time our ability to meet our debt obligations will depend upon our ability to raise additional financing and on our future performance and ability to generate substantial cash flow from operations, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control. If we are unable to meet debt obligations or otherwise are obliged to repay any debt prior to its due date, our available cash would be depleted, perhaps seriously, and our ability to fund operations harmed. In addition, our ability to service long-term debt in the U.S. or to obtain cash for other needs from our foreign subsidiaries may be structurally impeded, as a substantial portion of our operations are conducted through our foreign subsidiaries. Our cash flow and ability to service debt are partially dependent upon the liquidity and earnings of our subsidiaries as well as the distribution of those earnings, or repayment of loans or other payments of funds by those subsidiaries, to the U.S. parent corporation. These foreign subsidiaries are separate and distinct legal entities and may have limited or no obligation, contingent or otherwise, to pay any amount to us, whether by dividends, distributions, loans or any other form.

We intend to continue to make capital investments to support new products and manufacturing processes that achieve manufacturing cost reductions and improved yields. We may seek additional equity or debt financing to

fund operations, strategic transactions, or other projects. The timing and amount of such capital requirements cannot be precisely determined at this time and will depend on a number of factors, including demand for products, product mix, changes in semiconductor industry conditions and competitive factors. Additional debt or equity financing may not be available when needed or, if available, may not be available on satisfactory terms.

PROBLEMS THAT WE EXPERIENCE WITH KEY CUSTOMERS OR DISTRIBUTORS MAY HARM OUR BUSINESS.

Our ability to maintain close, satisfactory relationships with large customers is important to our business. A reduction, delay, or cancellation of orders from our large customers would harm our business. The loss of one or more of our key customers, or reduced orders by any of our key customers, could harm our business and results of operations. Moreover, our customers may vary order levels significantly from period to period, and customers may not continue to place orders with us in the future at the same levels as in prior periods.

We sell many of our products through distributors. Our distributors could experience financial difficulties, including lack of access to credit, or otherwise reduce or discontinue sales of our products. Our distributors could commence or increase sales of our competitors' products. Distributors typically are not highly capitalized and may experience difficulties during times of economic contraction. If our distributors were to become insolvent, their inability to maintain their business and sales could negatively impact our business and revenue. Also, one or more of our distributors or their affiliates may be identified in the future on the U.S. Department of Commerce Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals or Blocked Persons Lists, or the Department of State's Debarred Parties List, in which case we would not be permitted to sell our products through such distributors. In any of these cases, our business or results from operations could be materially harmed. For example, in the three months ended December 31, 2008, we took a one-time charge for a bad debt provision of $12 million related to an Asian distributor whose business was impacted following their addition to the U.S. Department of Commerce Entity List, which prohibits us from shipping products to the distributor.

Our sales terms for Asian distributors generally include no rights of return and no stock rotation privileges. However, as we evaluate how to refine our distribution strategy, we may need to modify our sales terms or make changes to our distributor base, which may impact our future revenues in this region. It may take time for us to convert systems and processes to support modified sales terms. It may also take time for us to identify financially viable distributors and help them develop high quality support services. There can be no assurances that we will be able to manage these changes in an efficient and timely manner, or that our net revenues, result of operations and financial position will not be negatively impacted as a result.

WE ARE NOT PROTECTED BY LONG-TERM CONTRACTS WITH OUR CUSTOMERS.

We do not typically enter into long-term contracts with our customers, and we cannot be certain as to future order levels from our customers. When we do enter into a long-term contract, the contract is generally terminable at the convenience of the customer. In the event of an early termination by one of our major customers, it is unlikely that we will be able to rapidly replace that revenue source, which would harm our financial results.

WE ARE SUBJECT TO ENVIRONMENTAL REGULATIONS, WHICH COULD IMPOSE UNANTICIPATED REQUIREMENTS ON OUR BUSINESS IN THE FUTURE. ANY FAILURE TO COMPLY WITH CURRENT OR FUTURE ENVIRONMENTAL REGULATIONS MAY SUBJECT US TO LIABILITY OR SUSPENSION OF OUR MANUFACTURING OPERATIONS.

We are subject to a variety of international, federal, state and local governmental regulations related to the discharge or disposal of toxic, volatile or otherwise hazardous chemicals used in our manufacturing processes. Increasing public attention has been focused on the environmental impact of semiconductor operations. Although we have not experienced any material adverse effect on our operations from environmental regulations, any changes in such regulations or in their enforcement may impose the need for additional capital equipment or other requirements. If for any reason we fail to control the use of, or to restrict adequately the discharge of, hazardous substances under present or future regulations, we could be subject to substantial liability or our manufacturing operations could be suspended.

We also could face significant costs and liabilities in connection with product take-back legislation. We record a liability for environmental remediation and other environmental costs when we consider the costs to be probable and the amount of the costs can be reasonably estimated. The European Union ("EU") has enacted the Waste Electrical and Electronic Equipment Directive, which makes producers of electrical goods, including computers and printers, financially responsible for specified collection, recycling, treatment and disposal of past and future covered products. The deadline for the individual member states of the EU to enact the directive in their respective countries was August 13, 2004 (such legislation, together with the directive, the "WEEE Legislation"). Producers participating in the market became financially responsible for implementing these responsibilities beginning in August 2005. Our potential liability resulting from the WEEE Legislation may be substantial. Similar legislation has been or may be enacted in other jurisdictions, including in the United States, Canada, Mexico, China and Japan, the cumulative impact of which could be significant.

WE DEPEND ON CERTAIN KEY PERSONNEL, AND THE LOSS OF ANY KEY PERSONNEL MAY SERIOUSLY HARM OUR BUSINESS.

Our future success depends in large part on the continued service of our key technical and management personnel, and on our ability to continue to attract and retain qualified employees, particularly those highly skilled design, process and test engineers involved in the manufacture of existing products and in the development of new products and processes. The competition for such personnel is intense, and the loss of key employees, none of whom is subject to an employment agreement for a specified term or a post-employment non-competition agreement, could harm our business.

ACCOUNTING FOR OUR PERFORMANCE-BASED RESTRICTED STOCK UNITS IS SUBJECT TO JUDGMENT AND MAY LEAD TO UNPREDICTABLE EXPENSE RECOGNITION.

We have issued performance-based restricted stock units to eligible employees payable to a maximum of 10 million shares of our common stock under the 2005 Stock Plan. These restricted stock units vest only if we achieve certain quarterly operating margin performance criteria over the performance period of July 1, 2008 to December 31, 2012. Until restricted stock units are vested, they do not have the voting rights of common stock and the shares underlying the awards are not considered issued and outstanding. We recognize the stock-based compensation expense for performance-based restricted stock units when we believe it is probable that we will achieve certain future quarterly operating margin performance criteria. If achieved, the award vests over a specified remaining performance period. If the performance goals are not met, no compensation expense is recognized and any previously recognized compensation expense is reversed. The expected cost of each award is reflected over the performance period and is reduced for estimated forfeitures.

In the fourth quarter of 2009, after significant improvement to operating results and customer order rates, we recorded stock-based compensation expense of $3 million, as we re-assessed the probability of achieving the performance criteria and estimated that it is probable that a portion of the performance criteria will be achieved by December 31, 2012. We are required to reassess this probability at each reporting date, and any change in our forecasts may result in an increase or decrease to the expense recognized.

BUSINESS INTERRUPTIONS COULD HARM OUR BUSINESS.

Our operations are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure and other events beyond our control. We do not have a detailed disaster recovery plan. In addition, business interruption insurance may not be enough to compensate us for losses that may occur and any losses or damages incurred by us as a result of business interruptions could significantly harm our business.

SYSTEM INTEGRATION DISRUPTIONS COULD HARM OUR BUSINESS.

We periodically make enhancements to our integrated financial and supply chain management systems. This process is complex, time-consuming and expensive. Operational disruptions during the course of this process or delays in the implementation of these enhancements could impact our operations. Our ability to forecast sales demand, ship products, manage our product inventory and record and report financial and management information on a timely and accurate basis could be impaired while we are making these enhancements.

PROVISIONS IN OUR RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS MAY HAVE ANTI-TAKEOVER EFFECTS.

Certain provisions of our Restated Certificate of Incorporation, our Bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. Our board of directors has the authority to issue up to 5 million shares of preferred stock and to determine the price, voting rights, preferences and privileges and restrictions of those shares without the approval of our stockholders. The rights of the holders of common stock will be subject to, and may be harmed by, the rights of the holders of any shares of preferred stock that may be issued in the future. The issuance of preferred stock may delay, defer or prevent a change in control, by making it more difficult for a third party to acquire a majority of our stock. In addition, the issuance of preferred stock could have a dilutive effect on our stockholders. We have no present plans to issue shares of preferred stock.

OUR FOREIGN PENSION PLANS ARE UNFUNDED, AND ANY REQUIREMENT TO FUND THESE PLANS IN THE FUTURE COULD NEGATIVELY IMPACT OUR CASH POSITION AND OPERATING CAPITAL.

We sponsor defined benefit pension plans that cover substantially all of our French and German employees. Plan benefits are managed in accordance with local statutory requirements. Benefits are based on years of service and employee compensation levels. Pension benefits payable totaled $29 million and $27 million at December 31, 2009 and 2008, respectively. The plans are non-funded, in compliance with local statutory regulations, and we have no immediate intention of funding these plans. Benefits are paid when amounts become due, commencing when participants retire. Cash funding for benefits paid in was $1 million in 2009, and we expect to pay approximately $1 million in 2010. Should legislative regulations require complete or partial funding of these plans in the future, it could negatively impact our cash position and operating capital.

FUTURE ACQUISITIONS MAY RESULT IN UNANTICIPATED ACCOUNTING CHARGES OR OTHERWISE ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND RESULT IN DIFFICULTIES IN ASSIMILATING AND INTEGRATING THE OPERATIONS, PERSONNEL, TECHNOLOGIES, PRODUCTS AND INFORMATION SYSTEMS OF ACQUIRED COMPANIES OR BUSINESSES, OR BE DILUTIVE TO EXISTING STOCKHOLDERS.

A key element of our business strategy includes expansion through the acquisition of businesses, assets, products or technologies that allow us to complement our existing product offerings, expand our market coverage, increase our skilled engineering workforce or enhance our technological capabilities. Between January 1, 1999 and December 31, 2009, we acquired four companies and certain assets of three other businesses. We continually evaluate and explore strategic opportunities as they arise, including business combination transactions, strategic partnerships, and the purchase or sale of assets, including tangible and intangible assets such as intellectual property. For example, on March 6, 2008, we completed the purchase of Quantum, a developer of capacitive sensing IP and solutions for user interfaces.

Acquisitions may require significant capital infusions, typically entail many risks and could result in difficulties in assimilating and integrating the operations, personnel, technologies, products and information systems of acquired companies or businesses. We have in the past experienced and may in the future experience, delays in the timing and successful integration of an acquired company's technologies and product development through volume production, unanticipated costs and expenditures, changing relationships with customers, suppliers and strategic partners, or contractual, intellectual property or employment issues. In addition, key personnel of an acquired company may decide not to work for us. The acquisition of another company or its products and technologies may also require us to enter into a geographic or business market in which we have little or no prior experience. These challenges could disrupt our ongoing business, distract our management and employees, harm our reputation and increase our expenses. These challenges are magnified as the size of the acquisition increases. Furthermore, these challenges would be even greater if we acquired a business or entered into a business combination transaction with a company that was larger and more difficult to integrate than the companies we have historically acquired.

Acquisitions may require large one-time charges and can result in increased debt or contingent liabilities, adverse tax consequences, additional stock-based compensation expense and the recording and later amortization of amounts related to certain purchased intangible assets, any of which items could negatively impact our results of operations. In addition, we may record goodwill in connection with an acquisition and incur goodwill impairment charges in the future. Any of these charges could cause the price of our common stock to decline. Effective January 1, 2009, we adopted an amendment to the accounting standard on business combinations. The accounting standard will have an impact on our consolidated financial statements, depending upon the nature, terms and size of the acquisitions we consummate in the future.

Acquisitions or asset purchases made entirely or partially for cash may reduce our cash reserves. We may seek to obtain additional cash to fund an acquisition by selling equity or debt securities. Any issuance of equity or convertible debt securities may be dilutive to our existing stockholders.

We cannot assure you that we will be able to consummate any pending or future acquisitions or that we will realize any anticipated benefits from these acquisitions. We may not be able to find suitable acquisition opportunities that are available at attractive valuations, if at all. Even if we do find suitable acquisition opportunities, we may not be able to consummate the acquisitions on commercially acceptable terms, and any decline in the price of our common stock may make it significantly more difficult and expensive to initiate or consummate additional acquisitions.

We are required under U.S. GAAP to test goodwill for possible impairment on an annual basis and at any other time that circumstances arise indicating the carrying value may not be recoverable. At December 31, 2009, we had $56 million of goodwill. We completed our annual test of goodwill impairment in the fourth quarter of 2009 and concluded that we did not have any impairment at that time. However, if we continue to see deterioration in the global economy and the current market conditions in the semiconductor industry worsen, the carrying amount of our goodwill may no longer be recoverable, and we may be required to record a material impairment charge, which would have a negative impact on our results of operations.

WE MAY NOT BE ABLE TO EFFECTIVELY UTILIZE ALL OF OUR MANUFACTURING CAPACITY, WHICH MAY NEGATIVELY IMPACT OUR BUSINESS.

The manufacture and assembly of semiconductor devices requires significant fixed investment in manufacturing facilities, specialized equipment, and a skilled workforce. If we are unable to fully utilize our own fabrication facilities due to decreased demand, significant shift in product mix, obsolescence of the manufacturing equipment installed, lower than anticipated manufacturing yields, or other reasons, our operating results will suffer. Our inability to produce at anticipated output levels could include delays in the recognition of revenue, loss of revenue or future orders or customer-imposed penalties for failure to meet contractual shipment deadlines.

Our operating results are also adversely affected when we operate at production levels below optimal capacity. Lower capacity utilization results in certain costs being charged directly to expense and lower gross margins. During 2007, we lowered production levels significantly at our North Tyneside, United Kingdom manufacturing facility to avoid building more inventory than we were forecasting orders for. As a result, operating costs for these periods were higher than in prior periods negatively impacting gross margins. We closed our North Tyneside manufacturing facility in the first quarter of 2008. In addition, our other manufacturing facilities could experience conditions requiring production levels to be reduced below optimal capacity levels. If we are unable to operate our manufacturing facilities at optimal production levels, our operating costs will increase and gross margin and results from operations will be negatively impacted. Gross margins were negatively impacted in the year ended December 31, 2009 primarily due to factory under utilization costs, as well as higher per-unit costs, resulting from reduced factory loading at our wafer fabrication and test facilities.

Our manufacturing facilities could experience conditions in the future requiring production levels to be reduced below optimal capacity levels. If we are unable to operate our manufacturing facilities at optimal production levels, our operating costs will increase and gross margin and results from operations will be negatively impacted.

DISRUPTIONS TO THE AVAILABILITY OF RAW MATERIALS CAN IMPACT OUR ABILITY TO SUPPLY PRODUCTS TO OUR CUSTOMERS, WHICH COULD SERIOUSLY HARM OUR BUSINESS.

The manufacture of semiconductor devices requires specialized raw materials, primarily certain types of silicon wafers. We generally utilize more than one source to acquire these wafers, but there are only a limited number of qualified suppliers capable of producing these wafers in the market. The raw materials and equipment necessary for our business could become more difficult to obtain as worldwide use of semiconductors in product applications increases. We have experienced supply shortages from time to time in the past, and on occasion our suppliers have told us they need more time than expected to fill our orders. Any significant interruption of the supply of raw materials could harm our business.

WE COULD FACE PRODUCT LIABILITY CLAIMS THAT RESULT IN SIGNIFICANT COSTS AND DAMAGE TO OUR REPUTATION WITH CUSTOMERS, WHICH WOULD NEGATIVELY IMPACT OUR OPERATING RESULTS.

All of our products are sold with a limited warranty. However, we could incur costs not covered by our warranties, including additional labor costs, costs for replacing defective parts, reimbursement to customers for damages incurred in correcting their defective products, costs for product recalls or other damages. These costs could be disproportionately higher than the revenue and profits we receive from the sales of these devices.

Our products have previously experienced, and may in the future experience, manufacturing defects, software or firmware bugs, or other similar defects. If any of our products contain defects or bugs, or have reliability, quality or compatibility problems, our reputation may be damaged and customers may be reluctant to buy our products, which could materially and adversely affect our ability to retain existing customers and attract new customers. In addition, these defects or bugs could interrupt or delay sales or shipment of our products to our customers.

We have implemented significant quality control measures to mitigate this risk; however, it is possible that products shipped to our customers will contain defects or bugs. In addition, these problems may divert our technical and other resources from other development efforts. If any of these problems are not found until after we have commenced commercial production of a new product, we may be required to incur additional costs or delay shipments for revenue, which would negatively affect our business, financial condition and results of operations.

THE OUTCOME OF CURRENTLY ONGOING AND FUTURE AUDITS OF OUR INCOME TAX RETURNS, BOTH IN THE U.S. AND IN FOREIGN JURISDICTIONS, COULD HAVE AN ADVERSE EFFECT ON OUR NET INCOME (LOSS) AND FINANCIAL CONDITION.

We are subject to continued examination of our income tax returns by the Internal Revenue Service and other foreign/domestic tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. While we believe that the resolution of these audits will not have a material adverse impact on our results of operations, the outcome is subject to significant uncertainties. If we are unable to obtain agreements with the tax authority on the various proposed adjustments, there could be an adverse material impact on our results of operations, cash flows and financial position.

OUR LEGAL ENTITY ORGANIZATIONAL STRUCTURE IS COMPLEX, WHICH COULD RESULT IN UNANTICIPATED UNFAVORABLE TAX OR OTHER CONSEQUENCES, WHICH COULD HAVE AN ADVERSE AFFECT ON OUR NET INCOME(LOSS) AND FINANCIAL CONDITION. WE CURRENTLY HAVE OVER 40 ENTITIES GLOBALLY AND SIGNIFICANT INTERCOMPANY LOANS BETWEEN ENTITIES.

We currently operate legal entities in countries where we conduct manufacturing, design, and sales operations around the world. In some countries, we maintain multiple entities for tax or other purposes. Certain entities have significant unsettled intercompany balances that could result in adverse tax or other consequences related to capital structure, loan interest rates and legal entity structure changes. We expect to reduce the level of complexity of our legal entity structure over time, as well as reduce intercompany loan balances. However, we may incur additional income tax or other expense related to loan settlement or loan restructuring actions, or incur additional costs related to legal entity restructuring or dissolution efforts.

IF WE ARE UNABLE TO COMPLY WITH ECONOMIC INCENTIVE TERMS IN CERTAIN GOVERNMENT GRANTS, WE MAY NOT BE ABLE TO RECEIVE OR RECOGNIZE GRANT BENEFITS OR WE MAY BE REQUIRED TO REPAY GRANT BENEFITS PREVIOUSLY PAID TO US AND RECOGNIZE RELATED CHARGES, WHICH WOULD ADVERSELY AFFECT OUR OPERATING RESULTS AND FINANCIAL POSITION.

We receive economic incentive grants and allowances from European governments targeted at increasing employment at specific locations. The subsidy grant agreements typically contain economic incentive and other covenants that must be met to receive and retain grant benefits. Noncompliance with the conditions of the grants could result in the forfeiture of all or a portion of any future amounts to be received, as well as the repayment of all or a portion of amounts received to date. For example, in the three months ended March 31, 2008, we repaid $40 million of government grants as a result of closing our North Tyneside manufacturing facility. In addition, we may need to record charges to reverse grant benefits recorded in prior periods as a result of changes to our plans for headcount, project spending, or capital investment relative to target levels agreed with government agencies at any of these specific locations. If we are unable to comply with any of the covenants in the grant agreements, our results of operations and financial position could be materially adversely affected.

CURRENT AND FUTURE LITIGATION AGAINST US COULD BE COSTLY AND TIME CONSUMING TO DEFEND.

We are subject to legal proceedings and claims that arise in the ordinary course of business. See Item 3 of this Form 10-K. Litigation may result in substantial costs and may divert management's attention and resources, which may seriously harm our business, results of operations, financial condition and liquidity.

For example, in October 2008, officials of the EU Commission (the "Commission") conducted an inspection at the offices of one of our French subsidiaries. We have been informed that the Commission was seeking evidence of potential violations by us or our subsidiaries of the EU's competition laws in connection with the Commission's investigation of suppliers of integrated circuits for smart cards. We have responded to the Commission's September and October 2009 requests for information. We continue to cooperate with the Commission's investigation and have not received any specific findings, monetary demand or judgment through the date of filing this Form 10-K.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

Not applicable.

ITEM 2. *PROPERTIES*

At December 31, 2009, we owned the major facilities described below:

Number of Buildings	Location	Total Square Feet	Use
1	San Jose, California	291,000	Headquarters offices, research and development, sales and marketing, product design, final product testing
6	Colorado Springs, Colorado	603,000	Wafer fabrication, research and development, marketing, product design, final product testing
5	Rousset, France	815,000	Wafer fabrication, research and development, marketing, product design, final product testing
4	Heilbronn, Germany	778,000	Research and development, marketing and product design, primarily leased to other semiconductor companies.
2	Calamba City, Philippines	338,000	Final product testing

In addition to the facilities we own, we lease numerous research and development facilities and sales offices in North America, Europe and Asia. We believe that existing facilities are adequate for our current requirements.

We do not identify facilities or other assets by operating segment. Each facility serves or supports multiple products and our product mix changes frequently.

ITEM 3. *LEGAL PROCEEDINGS*

The Company is party to various legal proceedings. While management currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on the Company's financial position or overall trends in results of operations, litigation is subject to inherent uncertainties. If an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on the results of operations, cash flows and financial position of Atmel. The estimate of the potential impact on the Company's financial position or overall results of operations or cash flows for the legal proceedings described below could change in the future. The Company has accrued for losses related to litigation that the Company considers probable and for which the loss can be reasonably estimated.

From July through September 2006, six stockholder derivative lawsuits were filed (three in the U.S. District Court for the Northern District of California and three in Santa Clara County Superior Court) by persons claiming to be Company stockholders and purporting to act on Atmel's behalf, naming Atmel as a nominal defendant and some of its current and former officers and directors as defendants. Additional derivative actions were filed in the United States District Court for the Northern District of California (later consolidated with the previously-filed federal derivative actions) and the Delaware Chancery Court. All the suits contain various causes of action relating to the timing of stock option grants awarded by Atmel. In June 2008, the federal district court denied the Company's motion to dismiss for failure to make a demand on the board, and granted in part and denied in part motions to dismiss filed by the individual defendants. On December 18, 2009, the federal district court preliminarily approved a partial global settlement of these actions, and several other actions seeking to compel inspection of Company books and records. The settlement remains subject to final court approval and, among other things, resolves all claims against all defendants, except Atmel's former general counsel James Michael Ross, related to the allegations and/or matters set forth in all the derivative actions. The terms of the settlement — previously disclosed in a January 29, 2010 Form 8-K (incorporated herein by reference) — provide for: (1) a direct financial benefit to Atmel of $9.7 million; (2) the adoption and/or implementation of a variety of corporate governance enhancements, particularly in the way Atmel grants and documents grants of employee stock option awards; (3) the payment by Atmel of plaintiffs' counsels' attorneys' fees, costs, and expenses in the amount of $4.9 million; and (4) the dismissal with prejudice of all claims by and between the settling parties and releases of all claims against the settling defendants. The claims against Mr. Ross remain pending. Discovery is ongoing, and no trial date has been set.

On September 28, 2007, Matheson Tri-Gas ("MTG") filed suit in Texas state court in Dallas County against the Company. Plaintiff alleges claims for: (1) breach of contract for the Company's alleged failure to pay minimum payments under a purchase requirements contract; (2) breach of contract under a product supply agreement; and (3) breach of contract for failure to execute a process gas agreement. MTG seeks unspecified damages, pre- and post-judgment interest, attorneys' fees and costs. In late November 2007, the Company filed its answer denying liability. In July 2008, the Company filed an amended answer, counterclaim and cross claim seeking among other things a declaratory judgment that a termination agreement cut off any claim by MTG for additional payments. In an Order entered on June 26, 2009, the Court granted the Company's motion for partial summary judgment dismissing MTG's breach of contract claims relating to the requirements contract and the product supply agreement. The parties dismissed the remaining claims and, on August 26, 2009, the Court entered a Summary Judgment Order and Final Judgment. MTG filed a Motion to Modify Judgment and Notice of Appeal on September 24, 2009. The Company intends to vigorously defend the appeal.

In October and November 2008, three purported class actions were filed in Delaware Chancery Court against the Company and/or all current members of its Board of Directors arising out of the unsolicited proposal made on October 1, 2008 by Microchip Technology Inc. ("Microchip") and ON Semiconductor ("ON") to acquire the Company. The three cases eventually were consolidated, with the complaint in *Louisiana Municipal Employees Retirement System v. Laub* designated the operative complaint. As initially filed, that complaint had only one cause of action — for breach of fiduciary duty — and asked the court to declare that the directors breached their fiduciary duty by refusing to consider the Microchip/ON offer in good faith, to invalidate any defensive measures that had

been taken, and to award an unspecified amount of compensatory damages. Plaintiff filed an Amended Complaint on June 2, 2009 (adding a declaratory judgment claim to the breach of fiduciary duty claim). In addition, in mid-November 2008, a fourth case arising out of the Microchip/ON proposal, *Zucker v. Laub,* was filed in California in the Superior Court for Santa Clara County. *Zucker* was stayed in favor of the Delaware actions. On September 14, 2009, a Memorandum of Understanding ("MOU") was signed setting forth an agreement-in-principle to settle all litigation arising out of the Company's response to the Microchip/ON proposal in exchange for certain therapeutic provisions relating to the Company's stockholder rights plan (the therapeutic provisions previously were disclosed in a September 18, 2009 Form 8-K (incorporated herein by reference)). The agreement-in-principle outlined in the MOU was subject to and conditioned upon the negotiation and execution of a settlement agreement and final court approval. On January 8, 2010, the Delaware Chancery Court entered an Order and Final Judgment ("Order") approving the settlement. Pursuant to the Company's pre-existing obligations to indemnify the directors, and the terms of the approved settlement agreement, the Company paid plaintiffs' counsel $1 million for attorneys' fees and expenses. The Company accrued for this payment during the third quarter of 2009, and all these matters now are concluded.

On October 9, 2008, the Air Pollution Control Division ("APCD") of the State of Colorado Department of Public Health and Environment issued a Compliance Advisory notice to the Company's Colorado Springs facility for purported violations of the law and non-compliance with the Company's Colorado Construction Permit Number 91EP793-1 Initial Approval Modification 3 ("Permit"). The Compliance Advisory notice also claimed that the Company failed to meet other regulatory requirements. The APCD sought administrative penalties and compliance by the Company with applicable laws, regulations and Permit terms. Effective October 1, 2009, the Company and the APCD entered into a Compliance Order on Consent ("COC") that resolves this matter. The COC required that the Company pay a fine of $0.1 million, 80 percent of which the Company is offsetting through the performance of a supplemental environmental project.

On June 3, 2009, the Company filed an action in Santa Clara County Superior Court against three of its now-terminated Asia-based distributors, NEL Group Ltd. ("NEL"), Nucleus Electronics (Hong Kong) Ltd. ("NEHK") and TLG Electronics Ltd. ("TLG"). The Company seeks, among other things, to recover $8.5 million owed it, plus applicable interest and attorneys fees. On June 9, 2009, NEHK separately sued Atmel in Santa Clara County Superior Court, alleging that Atmel's suspension of shipments to NEHK on September 23, 2008-one day after TLG appeared on the Department of Commerce, Bureau of Industry and Security's Entity List-breached the parties' International Distributor Agreement. NEHK also alleges that Atmel libeled it, intentionally interfered with contractual relations and/or prospective business advantage, and violated California Business and Professions Code Sections 17200 *et seq.* and 17500 *et seq.* NEHK alleges damages exceeding $10 million. Both matters now have been consolidated. On July 29, 2009, NEL filed a cross-complaint against Atmel that alleges claims virtually identical to those NEHK has alleged, and seeks unspecified damages. Discovery in the case is ongoing and no trial date has yet been set. The Company intends to prosecute its claims and defend the NEHK/NEL claims vigorously. TLG did not answer, and the Court entered a default judgment of $2.7 million on November 23, 2009.

On July 16, 2009, James M. Ross, the Company's former General Counsel, filed a lawsuit in Santa Clara County Superior Court challenging his termination, and certain actions the Company took thereafter. The Complaint, as amended and narrowed by motion practice, contains 12 causes of action, including: (1) several claims arising out of the Company's treatment of his post-termination attempt to exercise stock options; (2) breach of a purported oral contract to pay a bonus upon the sale of the Company's Grenoble division; (3) defamation; (4) violation of Section 17200 of the California Business and Professions Code; and (5) violations of the California Labor Code. Discovery is ongoing and no trial date has yet been set. The Company intends to vigorously defend this action.

On December 18, 2009, Mr. Ross filed another lawsuit in Delaware Chancery Court seeking (pursuant to Section 145 of the Delaware General Corporation Law) to enforce certain rights granted him under his indemnification agreement with the Company, and to recover damages for any breach of that agreement. In particular, Mr. Ross alleges that the Company breached the agreement in the way it negotiated and structured the partial global settlement in the backdating cases, described above. He also seeks advancement of fees and indemnification in connection with the Delaware lawsuit. The Company intends to vigorously defend this action.

On July 24, 2009, 56 former employees of Atmel's Nantes facility filed claims in the First Instance labour court, Nantes, France against the Company and MHS Electronics claiming that (1) the Company's sale of the Nantes facility to MHS (XbyBus SAS) in 2005 did not result in the transfer of their labor agreements to MHS, and (2) these employees should still be considered Atmel employees, with the right to claim related benefits from Atmel. Alternatively, each employee seeks damages of at least 0.045 million Euros and court costs. At an initial hearing on October 6, 2009, the Court set a briefing schedule and said it will issue a ruling on October 6, 2010. These claims are similar to those filed in the First Instance labour court in October 2006 by 47 other former employees of Atmel's Nantes facility (MHS was not named a defendant in the earlier claims). On July 24, 2008, the judge hearing the earlier claims issued an oral ruling in favor of the Company, finding that there was no jurisdiction for those claims by certain "protected employees," and denying the claims as to all other employees. Forty of those earlier plaintiffs appealed, and on February 11, 2010, the Court of Appeal of Rennes, France affirmed the lower court's ruling. The Company intends to continue defending all these claims vigorously.

From time to time, the Company may be notified of claims that it may be infringing patents issued to other parties and may subsequently engage in license negotiations regarding these claims. As well, from time to time, the Company receives from customers demands for indemnification, or claims relating to the quality of our products, including claims for additional labor costs, costs for replacing defective parts, reimbursement to customers for damages incurred in correcting their defective products, costs for product recalls or other damages. The Company accrues for losses relating to such claims that the Company considers probable and for which the loss can be reasonably estimated.

ITEM 4. *RESERVED*

PART II

ITEM 5. *MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Our common stock is traded on The NASDAQ Stock Market's Global Select Market under the symbol "ATML." The last reported price for our stock on January 29, 2010 was $4.64 per share. The following table presents the high and low sales prices per share for our common stock as quoted on The NASDAQ Global Select Market for the periods indicated.

	High	Low
Year ended December 31, 2008:		
First Quarter	$4.32	$2.96
Second Quarter	$4.47	$3.21
Third Quarter	$4.34	$3.19
Fourth Quarter	$4.55	$2.54
Year ended December 31, 2009:		
First Quarter	$3.92	$2.98
Second Quarter	$4.29	$3.29
Third Quarter	$4.43	$3.66
Fourth Quarter	$4.76	$3.68

As of January 29, 2010, there were approximately 1,719 stockholders of record of our common stock. As many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

No cash dividends have been paid on our common stock, and we currently have no plans to pay cash dividends in the future.

During the fourth quarter ended December 31, 2009, we did not repurchase our common stock or issue unregistered securities.

ITEM 6. *SELECTED FINANCIAL DATA*

The following tables include selected summary financial data for each of our last five years. This data is not necessarily indicative of results of future operations and should be read in conjunction with Item 8, "Financial Statements and Supplementary Data," and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K. The data for fiscal years 2009, 2008, and the consolidated statement of operations data for 2007 are derived from, and are qualified by, our audited financial statements that are included in this Annual Report on Form 10-K. The balance sheet data for fiscal year 2007 and all data for fiscal years 2006 and 2005 are derived from our audited consolidated financial statements that are not included in this Annual Report on Form 10-K.

	Years Ended December 31,				
	2009	2008	2007	2006	2005
	(In thousands, except per share data)				
Net revenues	$1,217,345	$1,566,763	$1,639,237	$1,670,887	$1,561,107
(Loss) income from continuing operations before income taxes(1)(5)(6)	(136,039)	(20,243)	55,709	(73,702)	(62,690)
(Loss) income from continuing operations	(109,498)	(27,209)	47,885	(98,651)	(49,627)
Income from discontinued operations, net of provision for income taxes	—	—	—	12,969	16,276
Gain on sale of discontinued operations, net of provision for income taxes(2)	—	—	—	100,332	—
Net (loss) income	$ (109,498)	$ (27,209)	$ 47,885	$ 14,650	$ (33,351)
Basic net (loss) income per share:					
(Loss) income from continuing operations	$ (0.24)	$ (0.06)	$ 0.10	$ (0.20)	$ (0.10)
Income from discontinued operations, net of provision for income taxes	—	—	—	0.02	0.03
Gain on sale of discontinued operations, net of provision for income taxes	—	—	—	0.21	—
Net (loss) income	$ (0.24)	$ (0.06)	$ 0.10	$ 0.03	$ (0.07)
Weighted-average shares used in basic net (loss) income per share calculations	451,755	446,504	477,213	487,413	481,534
Diluted net (loss) income per share:					
(Loss) income from continuing operations	$ (0.24)	$ (0.06)	$ 0.10	$ (0.20)	$ (0.10)
Income from discontinued operations, net of provision for income taxes	—	—	—	0.02	0.03
Gain on sale of discontinued operations, net of provision for income taxes	—	—	—	0.21	—
Net (loss) income	$ (0.24)	$ (0.06)	$ 0.10	$ 0.03	$ (0.07)
Weighted-average shares used in diluted net (loss) income per share calculations	451,755	446,504	481,737	487,413	481,534

	As of December 31,				
	2009	2008	2007	2006	2005
Cash and cash equivalents	$ 437,509	$ 408,926	$ 374,130	$ 410,480	$ 300,323
Cash and cash equivalents and short-term investments	476,140	440,633	429,947	466,744	348,255
Fixed assets, net(3)	203,219	383,107	579,566	602,290	874,618
Total assets	1,392,842	1,530,654	1,702,753	1,818,539	1,933,936
Long-term debt and capital leases less current portion(4)	9,464	13,909	20,408	60,333	133,479
Stockholders' equity	764,407	802,084	823,479	953,894	937,371

(1) We recorded asset impairment charges (recovery) of $80 million, $8 million, $(1) million, $83 million and $13 million in the years ended December 31, 2009, 2008, 2007, 2006 and 2005, respectively, and restructuring charges of $7 million, $71 million, $13 million, $9 million, and $4 million in the years ended December 31, 2009, 2008, 2007, 2006 and 2005, respectively, related to employee termination costs, as well as industry changes and the related realignment of our businesses in response to those changes. We recorded a gain on sale of assets of $0.2 million and $33 million in the years ended December 31, 2009 and 2008 and a loss on sale of assets of $13 million in the year ended December 31, 2005. We also recorded $2 million, $1 million, $1 million and $30 million in charges for grant repayments in the years ended December 31, 2009, 2008, 2007 and 2006, respectively.

(2) On July 31, 2006, we sold our Grenoble, France, subsidiary to e2v technologies plc, a British corporation, for approximately $140 million. We recorded a gain on the sale of approximately $100 million, net of assets transferred, working capital adjustments and accrued income taxes in the year ended December 31, 2006.

(3) Fixed assets, net was reduced for the respective periods as a result of the asset impairment charges (recovery) discussed in (1) above. Additionally, we reclassified $83 million and $35 million in fixed assets to assets held for sale as of December 31, 2009 and 2006, respectively, relating to our fabrication facilities in Rousset, France and Irving, Texas, respectively.

(4) On May 23, 2006, substantially all of the convertible notes outstanding at the time were redeemed for approximately $144 million. The remaining balance of approximately $1 million was called by us in June 2006.

(5) On January 1, 2006, we adopted accounting guidance related to share-based payment. It required us to measure all employee stock-based compensation awards using a fair value method and record such expense in our consolidated financial statements. As a result, we recorded pre-tax, stock-based compensation expense of $30 million, $29 million, $17 million and $9 million in the years ended December 31, 2009, 2008, 2007 and 2006, respectively, excluding acquisition-related stock compensation expenses.

(6) On March 6, 2008, we acquired Quantum Research Group Ltd. ("Quantum") for $96 million, excluding $9 million related to adjustments for contingent considerations. We recorded $16 million and $24 million in acquisition-related charges in the years ended December 31, 2009 and 2008, respectively.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

You should read the following discussion in conjunction with our Consolidated Financial Statements and the related "Notes to Consolidated Financial Statements", and "Financial Statements and Supplementary Data" included in this Annual Report on Form 10-K. This discussion contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, particularly statements regarding our outlook for fiscal 2010, our gross margins, anticipated revenues by geographic area, operating expenses and capital expenditures, cash flow and liquidity measures including the anticipated sale of auction rate securities to UBS Financial Services, Inc., factory utilization, charges related to and the effect of our strategic transactions, restructuring, performance restricted stock units, and other strategic efforts, particularly the potential sale of portions of our ASIC business, and our expectations regarding tax matters and the effects of exchange rates and efforts to manage exposure to exchange rate fluctuation. Our actual results could differ materially from those projected in the forward-looking statements as a result of a number of factors, risks and uncertainties, including the risk factors set forth in this discussion and in Item 1A — Risk Factors, and elsewhere in this Form 10-K. Generally, the words "may," "will," "could," "would," "anticipate," "expect," "intend," "believe," "seek," "estimate," "plan," "view," "continue," the plural of such terms, the negatives of such terms, or other comparable terminology and similar expressions identify forward-looking statements. The information included in this Form 10-K is provided as of the filing date with the Securities and Exchange Commission and future events or circumstances could differ significantly from the forward-looking statements included herein. Accordingly, we caution readers not to place undue reliance on such statements. Atmel undertakes no obligation to update any forward-looking statements in this Form 10-K.

Overview of 2009 Operating Results

We are a leading designer, developer and manufacturer of a wide range of semiconductor products and intellectual property (IP) products. Our diversified product portfolio includes our proprietary AVR microcontrollers, security and smart card integrated circuits, and a diverse range of advanced logic, mixed-signal, nonvolatile memory and radio frequency devices. Leveraging our broad IP portfolio, we are able to provide our customers with complete system solutions. Our solutions target a wide range of applications in the industrial, consumer electronics, automotive, wireless, communications, computing, storage, security, military and aerospace markets, and are used in products such as mobile handsets, automotive electronics, global positioning systems (GPS) and batteries. We design, develop, manufacture and sell our products.

Our operating segments consist of the following: (1) microcontroller products (Microcontroller); (2) nonvolatile memory products (Nonvolatile Memory); (3) radio frequency and automotive products (RF and Automotive); and (4) application specific integrated circuits (ASICs).

Net revenues decreased to $1,217 million in the year ended December 31, 2009 from $1,567 million in the year ended December 31, 2008, a decrease of $349 million or 22%, as a result of global economic weakness affecting all electronic markets beginning in the third quarter of 2008. Lower levels of inventory carried by our distribution partners also contributed to reduced shipments levels compared to prior periods. All of our business units were impacted by reduced demand in the year ended December 31, 2009, compared to December 31, 2008, with our RF and Automotive business unit impacted the most (declining 41% year over year) and our Microcontroller business impacted the least (declining just 12% year over year).

Gross margin declined to 33.9% for the year ended December 31, 2009, compared to 37.7% in the year ended December 31, 2008. Gross margin for 2009 was negatively impacted by lower factory utilization at our wafer fabrication facilities and test operations during the first half of 2009. Our internal operations have significant fixed costs that cannot be reduced as quickly as our shipment levels, which have declined over the last 12 months. In addition, gross margins have been unfavorably impacted by inventory write downs and competitive pricing pressures during the year ended December 31, 2009. As order levels have increased significantly in the second half of 2009, we began increasing production levels and factory loading. We expect gross margin levels to improve in 2010 from increased factory loading, as well as a more favorable mix of higher margin microcontroller products included in our net revenues.

We develop process technologies to ensure our products provide the maximum possible performance. In the year ended December 31, 2009, we manufactured approximately 88% of our products in our own wafer fabrication facilities.

We continue to take significant actions to improve operational efficiencies and further reduce costs. In the years ended December 31, 2009, 2008 and 2007, we incurred $7 million, $71 million and $13 million, respectively, in restructuring charges related to headcount reductions and facility closure costs primarily related to our manufacturing operations. During the year, these various restructuring activities resulted in headcount totals reduced to 5,600 employees as of December 31, 2009 from 6,400 as of December 31, 2008.

Benefit from income taxes totaled $27 million in the year ended December 31, 2009, compared to a provision for income taxes of $7 million in the year ended December 31, 2008. The tax benefit recorded for the year ended December 31, 2009 is primarily related to the recognition of foreign research and development ("R&D") credits as well as reduced taxable income in certain foreign jurisdictions during 2009.

In the three months ended December 31, 2009, we recorded out-of-period adjustments totaling $9 million to record income tax expense associated with certain foreign intercompany loans and alternative minimum tax, which related to fiscal years 2003 to 2008. In addition, during the three months ended June 30, 2009, we recorded an out-of-period adjustment of $1 million to correct alternative minimum tax liabilities that were overstated in 2008. The net impact of out-of-period adjustments related to prior years totaled $8 million for the year ended December 31, 2009. We have assessed the impact of correcting these errors in the current period and do not believe that these amounts are material to any prior period financial statements, nor is the correction of these errors material to the 2009 financial statements. As a result, we have not restated any prior period amounts.

Cash provided by operating activities totaled $122 million and $111 million in the years ended December 31, 2009 and 2008, respectively. At December 31, 2009, our cash, cash equivalents and short-term investments totaled $476 million, compared to $441 million at December 31, 2008. Our total debt decreased to $95 million at December 31, 2009 from $145 million at December 31, 2008 due to debt repayments. Our current liabilities decreased to $400 million at December 31, 2009 from $496 million at December 31, 2008, primarily due to debt repayment of $51 million and a decrease in accrued and other liabilities of $49 million. As a result of lower production levels during 2009, inventory levels decreased significantly. Inventory totaled $226 million at December 31, 2009, compared to $324 million at December 31, 2008. The decline of $98 million year over year was also due, in part, to $16 million of fab work-in-process inventory reclassified to assets held for sale as of December 31, 2009.

On March 6, 2008, we acquired Quantum Research Group Ltd. ("Quantum") for an initial purchase price of $96 million, subsequently increased to $105 million due to contingent consideration earned. The results of operations of Quantum are included in our Microcontroller segment from the date of acquisition.

In the first quarter of 2009, we announced our intention to pursue strategic alternatives for our ASIC business and related manufacturing assets as part of our transformation plan, which is aimed at focusing on our high-growth and high-margin businesses. In December 2009, we announced that we had entered into an exclusivity agreement with LFoundry GmbH for the potential sale of our Rousset, France manufacturing operations. In January 2010, we announced that following a comprehensive review of alternatives for our ASIC business, we would continue to explore the potential sale of our Smart Card (SMS) business located in Rousset, France and East Kilbride, UK and that we intended to discontinue potential sale discussions for our Customer Specific Products (CSP) and Aerospace businesses. As a result of this agreement, we have reclassified the assets and liabilities related to the manufacturing operations to held for sale as of December 31, 2009. In connection with the proposed sale of the manufacturing operations, we assessed the fair value of the real property and the equipment to be retained and concluded the fair value of the real property was lower than its carrying value; therefore, we recorded an impairment charge of $80 million in the fourth quarter of 2009.

RESULTS OF CONTINUING OPERATIONS

	Years Ended					
	December 31, 2009		December 31, 2008		December 31, 2007	
	(In thousands, except percentage of net revenues)					
Net revenues	$1,217,345	100.0%	$1,566,763	100.0%	$1,639,237	100.0%
Gross profit	413,007	33.9%	590,540	37.7%	580,231	35.4%
Research and development	212,045	17.4%	260,310	16.6%	272,041	16.6%
Selling, general and administrative	221,334	18.2%	273,196	17.4%	242,811	14.8%
Acquisition-related charges	16,349	1.3%	23,614	1.5%	—	—
Charges for grant repayments	1,554	0.1%	718	0.0%	1,464	0.1%
Restructuring charges	6,681	0.5%	71,324	4.6%	13,239	0.8%
Asset impairment charges (recovery)	79,841	6.6%	7,969	0.5%	(1,057)	(0.1)%
Gain on sale of assets	(164)	0.0%	(32,654)	(2.1)%	—	—
(Loss) income from operations	$ (124,633)	(10.2)%	$ (13,937)	(0.9)%	$ 51,733	3.2%

Net Revenues

Net revenues decreased to $1,217 million in the year ended December 31, 2009 from $1,567 million in the year ended December 31, 2008, a decrease of $349 million or 22%, as a result of global economic weakness affecting all electronic markets beginning in the third quarter of 2008. Lower levels of inventory carried by our distribution partners also contributed to reduced shipments levels compared to prior periods. All of our business units were impacted by reduced demand in the year ended December 31, 2009, compared to December 31, 2008, with our RFA business unit impacted most (declining 41% year over year) and our Microcontroller business impacted the least (declining just 12% year over year).

Net revenues decreased to $1,567 million in the year ended December 31, 2008 from $1,639 million in the year ended December 31, 2007, a decrease of $72 million, as global economic weakness translated to customers pushing out or cancelling orders as a result of their own reduced demand. The decrease in net revenues in the year ended December 31, 2008, compared to the year ended December 31, 2007 was primarily due to a decrease of $58 million in our RF and Automotive segment net revenues primarily as a result of reduced shipments for BiCMOS foundry products related to communication chipsets for code-division multiple access ("CDMA") phones of $48 million. ASIC segment net revenues decreased $41 million in the year ended December 31, 2008, compared to the year ended December 31, 2007, primarily due to a decrease in our custom ASIC products of $24 million. Non-volatile Memory segment net revenue decreased $37 million in the year ended December 31, 2008, compared to the year ended December 31, 2007, primarily due to reduced demand and lower pricing for Serial EEPROM and Serial Flash products. In addition, our net revenues decreased by an estimated $26 million due to the conversion of certain European distributors to a sell-through revenue model. These decreases were offset in part by an increase in Microcontroller segment net revenues of $64 million primarily due to increases in AVR net revenues of $48 million, or 15%, and our expanding 32-bit microcontroller business of $16 million, or 30%, in the year ended December 31, 2008, compared to the year ended December 31, 2007.

Average exchange rates utilized to translate foreign currency net revenues in Euro were approximately 1.39 and 1.48 Euro to the dollar in the years ended December 31, 2009 and 2008, respectively. During the year ended December 31, 2009, changes in foreign exchange rates had an unfavorable impact on net revenues. Had average exchange rates remained the same during the year ended December 31, 2009 as the average exchange rates in effect for the year ended December 31, 2008, our reported net revenues for the year ended December 31, 2009 would have been higher by $18 million or 1.5%.

Net Revenues — By Operating Segment

Our net revenues by operating segment are summarized as follows:

Segment	2009	% of Net Revenues	Change from 2008	% Change from 2008
	(In thousands, except percentages)			
Microcontroller	$ 457,797	38%	$ (64,838)	(12)%
Nonvolatile Memory	290,936	24%	(48,303)	(14)%
RF and Automotive	147,871	12%	(102,348)	(41)%
ASIC	320,741	26%	(133,929)	(29)%
Net revenues	$1,217,345	100%	$(349,418)	(22)%

Segment	2008	% of Net Revenues	Change from 2007	% Change from 2007
Microcontroller	$ 522,635	33%	$ 64,407	14%
Nonvolatile Memory	339,239	22%	(37,436)	(10)%
RF and Automotive	250,219	16%	(58,300)	(19)%
ASIC	454,670	29%	(41,145)	(8)%
Net revenues	$1,566,763	100%	$(72,474)	(4)%

Segment	2007	% of Net Revenues
Microcontroller	$ 458,228	28%
Nonvolatile Memory	376,675	23%
RF and Automotive	308,519	19%
ASIC	495,815	30%
Net revenues	$1,639,237	100%

Microcontroller

Microcontroller segment net revenues decreased 12% to $458 million in the year ended December 31, 2009 from $523 million in the year ended December 31, 2008. The decrease in net revenues was primarily related to reduced demand from customers in Asia as we experienced lower shipments for AVR products to the handset and consumer markets. Revenue for Quantum-related products, following the acquisition of Quantum in 2008, is included within the Microcontroller operating segment.

Microcontroller segment net revenues increased 14% to $523 million in the year ended December 31, 2008 from $458 million in the year ended December 31, 2007. This increase was primarily due to new customer designs utilizing our proprietary AVR microcontroller products, our new QTouch touchscreen products, and our ARM-based microcontroller products. AVR microcontroller revenue grew $48 million or 15% in the year ended December 31, 2008, compared to the year ended December 31, 2007. ARM-based microcontroller products revenue increased $15 million or 28% in the year ended December 31, 2008 from the year ended December 31, 2007. Net revenues for microcontroller products increased due to gains in the 8-bit microcontroller market and ARM-based microcontrollers, growth in the overall microcontroller market including recent high volume customer applications in the consumer and industrial markets, and improved delivery times resulting from higher inventory levels. Our 32-bit microcontroller business also grew 30% in the year ended December 2008, compared to the year ended December 31, 2007. Overall demand for microcontrollers was driven by increased use of embedded control systems in consumer, industrial and automotive products.

Nonvolatile Memory

Nonvolatile memory segment net revenues decreased 14% to $291 million in the year ended December 31, 2009 from $339 million in the year ended December 31, 2008. The decrease in net revenues was primarily related to reduced demand from customers in Asia for Serial EEPROM and Serial Flash memory products as well as further price erosion in certain competitive commodity segments. Pricing trends in this segment have generally been steady during the second half of 2009.

Nonvolatile memory segment net revenues decreased 10% to $339 million in the year ended December 31, 2008 from $377 million in the year ended December 31, 2007. This decrease was primarily due to a reduction of Serial EEPROM and Serial Flash product sales due to reduced demand and increased pricing pressure. Market for our nonvolatile memory products are historically more competitive than other markets we sell in, and as a result, our memory products are subject to greater average declines in selling prices than products in our other segments.

RF and Automotive

RF and Automotive segment net revenues decreased 41% to $148 million in the year ended December 31, 2009 from $250 million in the year ended December 31, 2008. The decrease in net revenues was primarily related to the significant decline in automotive markets, with European automotive markets representing the largest market we support. In addition, net revenues for 2009 decreased $23 million when compared to 2008 as a result of exiting the CDMA and other Heilbronn-based foundry businesses in the year ended December 31, 2008. Other RF and Automotive revenues decreased $79 million in the year ended December 31, 2009 as a result of lower demand and increased pricing pressures, primarily in GPS and DVD customer end-markets.

RF and Automotive segment net revenues decreased 19% to $250 million in the year ended December 31, 2008 from $309 million in the year ended December 31, 2007. This decrease was primarily due to reduced shipment quantities for BiCMOS foundry products related to communication chipsets for CDMA phones and other automotive products. Net revenues for BiCMOS foundry products decreased $48 million or 51% and other automotive products decreased $10 million or 5% in the year ended December 31, 2008 from the year ended December 31, 2007. The remainder of the decrease came from our CDMA foundry business which we exited during the year ended December 31, 2008.

ASIC

ASIC segment net revenues decreased 29% to $321 million in the year ended December 31, 2009 from $455 million in the year ended December 31, 2008. ASIC segment net revenues decreased primarily due to reduced smart card shipments to European telecom and consumer markets of $75 million, offset in part by higher shipments to banking and pay TV end markets. We also experienced reduced demand in our CSP and APG product families, resulting in a decrease of revenue of $61 million in 2009, compared to 2008, from reduced demand for semi-custom and crypto memory products.

ASIC segment net revenues decreased 8% to $455 million in the year ended December 31, 2008 from $496 million in the year ended December 31, 2007. This decrease was primarily a result of lower net revenues for Crypto Memory products of $14 million, or 27%, a decrease of custom ASIC products of $24 million, or 12%, and a decrease in Smart Card products of $3 million, or 2%. These decreases were offset by an increase in our aerospace products of $6 million, or 11%. The decline in Smart card products was primarily due to reduced shipments of lower margin commodity telecommunication products.

Net Revenues by Geographic Area

Our net revenues by geographic areas (attributed to countries based on delivery locations) are summarized as follows: (see Note 14 of Notes to Consolidated Financial Statements for further discussion).

Region	2009	Change from 2008	% Change from 2008	2008	Change from 2007	% Change from 2007	2007
			(In thousands, except percentages)				
Asia	$ 607,300	$(146,823)	(19)%	$ 754,123	$(73,295)	(9)%	$ 827,418
Europe	380,979	(187,692)	(33)%	568,671	(2,805)	0%	571,476
United States	209,494	(11,857)	(5)%	221,351	1,810	1%	219,541
Other*	19,572	(3,046)	(13)%	22,618	1,816	9%	20,802
Total net revenues	$1,217,345	$(349,418)	(22)%	$1,566,763	$(72,474)	(4)%	$1,639,237

* Primarily includes South Africa, and Central and South America

Net revenues outside the United States accounted for 83%, 86% and 87% of our net revenues in the years ended December 31, 2009, 2008 and 2007, respectively.

Our net revenues in Asia decreased $147 million, or 19%, in the year ended December 31, 2009, compared to the year ended December 31, 2008 and decreased $73 million or 9% in the year ended December 31, 2008, compared to the year ended December 31, 2007. The decrease in the year ended December 31, 2009 compared to the year ended December 31, 2008 for the region was primarily due to lower shipments of memory and microcontroller products as a result of the overall economic slowdown, as well as reduced demand resulting from lower OEM and distribution inventory levels. The decrease in the year ended December 31, 2008 from the year ended December 31, 2007 for the region was primarily due to reduced shipment for BiCMOS foundry products related to communication chipsets for CDMA phones of $48 million. This decrease was offset in part by increased shipments of AVR microcontrollers, as well as higher unit volumes for Serial Flash and Serial EEPROM products.

Our net revenues in Europe decreased $188 million, or 33% in the year ended December 31, 2009, compared to the year ended December 31, 2008 and decreased $3 million or less than 1% in the year ended December 31, 2008, compared to the year ended December 31, 2007. The decrease in the year ended December 31, 2009 compared to the year ended December 31, 2008 for the region was primarily due to reduced shipments to Smartcard telecom and consumer markets as well as lower demand and increased pricing pressures in GPS, DVD and Automotive markets. The decrease in the year ended December 31, 2008 from the year ended December 31, 2007 for the region was primarily due to lower volume shipments of Smart Card and Automotive products.

Our net revenues in the United States decreased by $12 million, or 5%, in the year ended December 31, 2009, compared to the year ended December 31, 2008 and increased $2 million, or 1% in the year ended December 31,

2008, compared to the year ended December 31, 2007. The decrease in the year ended December 31, 2009 from the year ended December 31, 2008 for the region was primarily a result of the overall global economic slowdown, as well as reduced shipments to Microcontroller customers.

While net revenues in Asia declined year over year, we expect that Asia net revenues will grow more rapidly than other regions in the future. Net revenues in Asia may be impacted in the future as we refine our distribution strategy and optimize our distributor base in this region. It may take time for us to identify financially viable distributors and help them develop high quality support services. There can be no assurances that we will be able to manage this optimization process in an efficient and timely manner.

Effective July 1, 2008, we entered into revised agreements with certain European distributors that allow additional rights, including future price concessions at the time of resale, price protection, and the right to return products upon termination of the distribution agreement. As a result of uncertainties over finalization of pricing for shipments to these distributors, revenues and related costs are deferred until the products are sold by the distributors to their end customers. We consider that the sale prices are not "fixed or determinable" at the time of shipment to these distributors. During 2008, net revenues were impacted by $26 million as a result of this change.

Revenues and Costs — Impact from Changes to Foreign Exchange Rates

Changes in foreign exchange rates have had a significant impact on our net revenues and operating costs. Net revenues denominated in foreign currencies were 24%, 23% and 22% of our total net revenues in the years ended December 31, 2009, 2008 and 2007, respectively. Costs denominated in foreign currencies were 39%, 47% and 51% in the years ended December 31, 2009, 2008 and 2007, respectively.

Net revenues denominated in Euro were 23%, 22% and 21% in the years ended December 31, 2009, 2008 and 2007, respectively. Costs denominated in Euro were 35%, 42% and 48% of our total costs in the years ended December 31, 2009, 2008 and 2007, respectively.

Net revenues included 207 million Euro, 230 million Euro and 257 million Euro in the years ended December 31, 2009, 2008 and 2007, respectively. Operating expenses in Euro was 312 million Euro, 429 million Euro and 550 million Euro in the years ended December 31, 2009, 2008 and 2007, respectively.

Average annual exchange rates utilized to translate foreign currency revenues and expenses in euro were approximately 1.39, 1.48 and 1.36 Euro to the dollar in the years ended December 31, 2009, 2008 and 2007, respectively.

During the year ended December 31, 2009, changes in foreign exchange rates had a favorable impact on operating costs and loss from operations compared to the prior year. Had average exchange rates remained the same during the year ended December 31, 2009 as the average exchange rates in effect for the year ended December 31, 2008, our reported revenues for the year ended December 31, 2009 would have been approximately $18 million higher, while our operating expenses would also have been approximately $39 million higher (relating to cost of revenues of $19 million; research and development expenses of $13 million; and sales, general and administrative expenses of $7 million). As our foreign currency expenses exceed foreign currency revenues, the net effect, had foreign currency rates remained the same during the year, would have resulted in an increase to loss from operations of approximately $21 million in the year ended December 31, 2009 compared to the year ended December 31, 2008.

Had average exchange rates remained the same during the year ended December 31, 2008 as the average exchange rates in effect for the year ended December 31, 2007, our reported revenues for the year ended December 31, 2008 would have been approximately $28 million lower, while our operating expenses would have also been approximately $52 million lower (cost of revenues of $32 million; research and development expenses of $14 million; and sales, general and administrative expenses of $6 million). As our foreign currency expenses exceed foreign currency revenues, the net effect, had foreign currency rates remained the same during the year, would have resulted in a decrease to loss from operations of approximately $24 million in the year ended December 31, 2008 compared to the year ended December 31, 2007.

Cost of Revenues and Gross Margin

Gross margin declined to 33.9% in the year ended December 31, 2009, compared to 37.7% in the year ended December 31, 2008. Gross margin in the year ended December 31, 2009 was negatively impacted by higher manufacturing costs resulting primarily from reduced factory utilization at our wafer fabrication facilities and test operations compared to utilization levels experienced during the prior year. Our internal operations have significant fixed costs that cannot be reduced as quickly as our shipment levels, which have declined over the last 12 months. In addition, gross margins have been unfavorably impacted by inventory write downs and competitive pricing pressures during the year ended December 31, 2009. In the fourth quarter of 2009, we began to increase production levels and factory loading in response to increased demand and expect that gross margin will improve in 2010 compared to the levels experienced during 2009.

Gross margin improvements in the year ended December 31, 2008, compared to the year ended December 31, 2007 was primarily due to our strategic restructuring initiatives which included the closure of our North Tyneside, UK fab, process and cost improvements in our Rousset fab and a stronger mix of higher margin microcontroller and other core products. Manufacturing utilization improvements result primarily from higher production levels at our Colorado Springs, United States and Rousset, France fabrication facilities following the closure of our North Tyneside, UK facility in the second quarter of 2008. Our gross margin for the year ended December 31, 2008 was also favorably impacted by a $4 million pension benefit adjustment, which decreased cost of revenues, related to the reduction of pension liability and the release of the related accumulated other comprehensive income as a result of the sale of our manufacturing operations in Heilbronn, Germany, which was completed in December 2008.

We receive economic assistance grants in some locations as an incentive to achieve certain hiring and investment goals related to manufacturing operations, the benefit for which is recognized as an offset to related costs. We recognized a reduction to cost of revenues for such grants of $0.1 million, $2 million and $2 million in the years ended December 31, 2009, 2008 and 2007, respectively.

We develop our own manufacturing process technologies to ensure our products provide the maximum possible performance. In the year ended December 31, 2009, we manufactured approximately 88% of our products in our own wafer fabrication facilities.

Our cost of revenues includes the costs of wafer fabrication, assembly and test operations, changes in inventory reserves, royalty expense and freight costs. Our gross margin as a percentage of net revenues fluctuates depending on product mix, manufacturing yields, utilization of manufacturing capacity, and average selling prices, among other factors.

Research and Development

Research and development ("R&D") expenses decreased by 19%, or $48 million, to $212 million in the year ended December 31, 2009 from $260 million in the year ended December 31, 2008. In the year ended December 31, 2009, we continued to reduce spending on non-core product development programs and focus development spending on core high growth opportunity projects, with increasing emphasis on Microcontroller and Touchscreen related products. We have also reduced spending on proprietary process development, as we expect to utilize more industry standard processes in future periods. R&D expenses in the year ended December 31, 2009 decreased from the year ended December 31, 2008 primarily due to decreases in salaries and benefits of $20 million related to reduced headcount, deprecation expenses of $16 million and outside services of $7 million, offset in part by a decrease in grant proceeds of $10 million. R&D expenses, including the items described above, in the year ended December 31, 2009 were favorably impacted by approximately $13 million due to foreign exchange rate fluctuations in the year ended December 31, 2009, compared to rates in effect and the related expenses incurred in the year ended December 31, 2008. As a percentage of net revenues, R&D expenses totaled 17% for both the years ended December 31, 2009 and 2008, respectively.

R&D expenses decreased by 4%, or $12 million, to $260 million in the year ended December 31, 2008 from $272 million in the year ended December 31, 2007. In the year ended December 31, 2008, we continued to reduce spending on non-core product development programs and focus on spending on fewer, higher return projects, mostly related to Microcontroller and Touchscreen related products. We have also reduced spending on proprietary

process development, as we expect to utilize more industry standard processes in future periods. Research and development expense decreased primarily due to a decrease in spending on development wafers used in technology development of $15 million, design software costs of $5 million and increased grant proceeds of $4 million, offset in part by an increase in stock-based compensation expense of $7 million and higher mask costs for new products of $2 million. R&D expenses, including the items described above, in the year ended December 31, 2008 were unfavorably impacted by approximately $14 million due to foreign exchange rate fluctuations in the year ended December 31, 2008, compared to the rates in effect and the related expense incurred in the year ended December 31, 2007. As a percentage of net revenues, R&D expenses totaled 17% for both the years ended December 31, 2008 and 2007, respectively.

We receive R&D grants from various European research organizations, the benefit of which is recognized as an offset to related research and development costs. We recognized benefits of $11 million, $22 million and $18 million in the years ended December 31, 2009, 2008 and 2007, respectively.

We have continued to invest in developing a variety of product areas and process technologies, including embedded CMOS technology, logic and nonvolatile memory to be manufactured at 0.13 and 0.09 micron line widths, as well as investments in SiDe BiCMOS technology to be manufactured at 0.18 micron line widths. We have also continued to purchase or license technology when necessary in order to bring products to market in a timely fashion. We believe that continued strategic investments in process technology and product development are essential for us to remain competitive in the markets we serve. We are continuing to re-focus our R&D resources on fewer, but more profitable development projects.

Selling, General and Administrative

Selling, general and administrative ("SG&A") expenses decreased 19%, or $52 million, to $221 million in the year ended December 31, 2009 from $273 million in the year ended December 31, 2008, as reduced headcount and interim cost savings measures reduced employee salaries and benefits by $10 million, travel expenses by $7 million and outside services by $14 million, while lower sales volumes led to a decrease in sales commissions of $4 million. SG&A expenses were also favorably impacted in 2009 when comparing bad debt expenses in 2008 of $13 million to a related partial recovery of $3 million in 2009. SG&A expenses, including the items described above, were favorably impacted by approximately $7 million due to foreign exchange rate fluctuations, compared to rates in effect and the related expenses incurred in the year ended December 31, 2008. As a percentage of net revenues, SG&A expenses totaled 18% and 17% of net revenues in the years ended December 31, 2009 and 2008, respectively.

SG&A expenses increased 13%, or $30 million, to $273 million in the year ended December 31, 2008 from $243 million in the year ended December 31, 2007. In the year ended December 31, 2008, we added critical resources to our sales, marketing, IT systems, and legal functions to ensure we are adequately resourced to support future growth. As a result, SG&A expenses increased in the year ended December 31, 2008 due to higher salaries and benefits of $13 million and an increase in stock-based compensation of $3 million. In addition, SG&A expenses increased due to higher legal fees and settlement costs of $6 million and an increase in bad debt expense of $13 million. The bad debt expense included $12 million related to an Asian distributor whose business was impacted following their addition to the U.S. Department of Commerce Entity List, which prohibits us from shipping products to the distributor. SG&A expenses, including the items described above, in the year ended December 31, 2008 were unfavorably impacted by approximately $6 million due to foreign exchange rate fluctuations, compared to rates in effect and the related expense incurred in the year ended December 31, 2007. As a percentage of net revenues, SG&A expenses totaled 17% and 15% for the years ended December 31, 2008 and 2007, respectively.

We implemented significant cost reduction measures starting in the fourth quarter of 2008 in response to the unfavorable impact of the global economic downturn. These measures included executive salary reductions, reduced employee travel, mandatory time off for substantially all employees, and reduced promotional spending. The impact of these actions further contributed to the reduction in operating expenses in the year ended December 31, 2009. We expect to eliminate these interim cost reduction measures in 2010.

Stock-Based Compensation

Stock-based compensation cost is measured at the measurement date (grant date), based on the fair value of the award which is computed using a Black-Scholes option valuation model, and is recognized as expense over the employee's requisite service period. The fair value of a restricted stock is equivalent to the market price our common stock on the measurement date.

The following table summarizes the distribution of stock-based compensation expense related to employee stock options, restricted stock units and employee stock purchases in the years ended December 31, 2009, 2008 and 2007:

	Years Ended		
	December 31, 2009	December 31, 2008	December 31, 2007
		(In thousands)	
Cost of revenues	$ 4,831	$ 4,259	$ 1,966
Research and development	12,088	11,746	4,601
Selling, general and administrative	13,139	13,131	10,085
Total stock-based compensation expense, before income taxes	30,058	29,136	16,652
Tax benefit	—	—	—
Total stock-based compensation expense, net of income taxes	$30,058	$29,136	$16,652

The table above excluded stock-based compensation of $7,561 and $6,301 in the years ended December 31, 2009 and 2008, respectively, for former Quantum executives related to the acquisition, which are classified within acquisition-related charges in the consolidated statements of operations.

We issued performance-based restricted stock units to eligible employees for a maximum of 10 million shares of our common stock under the 2005 Stock Plan. These restricted stock units vest only if we achieve certain quarterly operating margin performance criteria over the performance period of July 1, 2008 to December 31, 2012. We recognize the stock-based compensation expense for our performance-based restricted stock units when we believe it is probable that we will achieve the performance criteria. If achieved, the award vests over a specified remaining performance period. If the performance goals are not met, no compensation expense is recognized and any previously recognized compensation expense is reversed. The expected cost of each award is reflected over the performance period and is reduced for estimated forfeitures. We recorded a credit of $2 million in the three months ended March 31, 2009 related to the reversal of previously recorded stock-based compensation expense, based on management's estimate that the probability of achieving the performance criteria was highly uncertain at that time. However, in the fourth quarter of 2009, after significant improvement to operating results and customer order rates, we recorded stock-based compensation expense of $3 million, as we re-assessed the probability of achieving the performance criteria and estimated that it is probable a portion of the performance criteria will be achieved by December 31, 2012.

Charges for Grant Repayments

In the years ended December 31, 2009, 2008 and 2007, we recorded additional accrued interest of $2 million, $1 million and $1 million, respectively, primarily related to interest on estimated grant repayment requirements for our former Greece facility, as charges for grant repayments on the consolidated statements of operations.

We receive economic incentive grants and allowances from European governments targeted at increasing employment at specific locations. The subsidy grant agreements typically contain economic incentive and other covenants that must be met to receive and retain grant benefits. Noncompliance with the conditions of the grants could result in the forfeiture of all or a portion of any future amounts to be received, as well as the repayment of all or a portion of amounts received to date. In addition, we may need to record charges to reverse grant benefits recorded in prior periods as a result of changes to our plans for headcount, project spending, or capital investment at any of these specific locations. If we are unable to comply with any of the covenants in the grant agreements, our results of

operations and financial position could be materially adversely affected. See Note 15 to Notes to Consolidated Financial Statements for further discussions.

Asset Impairment Charges (Recovery) and Gain on Sale of Assets

We assess the recoverability of long-lived assets with finite useful lives whenever events or changes in circumstances indicate that we may not be able to recover the asset's carrying amount. We measure the amount of impairment of such long-lived assets by the amount by which the carrying value of the asset exceeds the fair market value of the asset, which is generally determined based on projected discounted future cash flows or appraised values. We classify long-lived assets to be disposed of other than by sale as held and used until they are disposed, including assets not available for immediate sale in their present condition. We report assets to be disposed of by sale as held for sale and recognize those assets and liabilities on the consolidated balance sheet at the lower of carrying amount or fair value, less cost to sell. Assets classified as held for sale are not depreciated.

The table below summarizes the asset impairment charges (recovery) for our wafer fabrication facilities by location included in the consolidated statements of operations for the years ended December 31, 2009, 2008 and 2007, respectively:

	Years Ended		
	December 31, 2009	December 31, 2008	December 31, 2007
		(In thousands)	
Rousset, France	$79,841	$ —	$ —
Heilbronn, Germany	—	7,969	—
North Tyneside, United Kingdom	—	—	(1,057)
Total asset impairment charges (recovery)	$79,841	$7,969	$(1,057)

Rousset, France

In the first quarter of 2009, we announced our intention to pursue strategic alternatives our ASIC business, including the wafer fabrication facility in Rousset, France and classified the related assets and liabilities as held for sale at each balance sheet date from March 31, 2009 through September 30, 2009. On December 17, 2009, we announced that we entered into an exclusivity agreement with LFoundry GmbH for the purchase of our manufacturing operations in Rousset, France. As a result of this agreement, we determined that certain assets and liabilities were no longer included in the disposal group as they were not being acquired or assumed by the buyer, and as result, we reclassified these assets and liabilities back to held and used as of December 31, 2009. In January 2010, we announced that following a comprehensive review of alternatives for our ASIC business, we would continue to explore the potential sale of our Smart Card (SMS) business located in Rousset, France and East Kilbride, UK and that we intended to discontinue potential sale discussions for our Customer Specific Products (CSP) and Aerospace businesses. The assets and liabilities that remain in the disposal group are classified as held for sale are carried on the consolidated balance sheet at December 31, 2009, at the lower of their carrying amount or fair value less cost to sell. In determining any potential write down of these assets and liabilities, we considered both the net book value of the disposal group, which was $83 million and also a credit balance of $129 million related to foreign currency translation adjustments ("CTA balance") that are recorded within stockholders' equity. As a result, no impairment charge was recorded for the disposal group as its carrying value, net of the CTA balance, cannot be reduced to below zero. The CTA balance remaining in stockholders' equity at the date of sale will be released to the statement of operations at that date.

If we are successful in selling our French manufacturing operations, we intend to enter into a multiyear supply agreement with the buyer, on similar terms to previous fabrication facility sales. This supply agreement, and other transition agreements, may result in significant charge to us, either upon sale or to future periods.

Property and equipment previously included in the disposal group and reclassified to held and used in December 2009 totaled $110 million. In connection with this reclassification, we assessed the fair value of the property and the equipment to be retained and concluded that the fair value of the property was lower than its carrying value less depreciation expense that would have been recognized had the asset (disposal group) been

continuously classified as held and used. As a result we recorded an impairment charge of $80 million in the fourth quarter of 2009. No impairment charge was recorded for the equipment that was reclassified to held and used but the depreciation expense that would have been recognized had the asset (disposal group) been continuously classified as held and used, which totaled of $5 million was included in operating results in fourth quarter of 2009.

The proposed sale of the manufacturing operations in Rousset, France, is not expected to qualify as discontinued operations as we expect to have continuing cash flows associated with supply agreements with the buyer in future periods.

Heilbronn, Germany

We announced our intention to sell our fabrication facility in Heilbronn, Germany in December 2006. Subsequently, we decided to sell only the manufacturing operations related to the fabrication facility. In the three months ended September 30, 2008, we entered into an agreement to sell the manufacturing operations to Tejas Silicon Holding Limited ("TSI"). We recorded an impairment loss of $8 million in the year ended December 31, 2008, which consisted of $3 million for the net book value of the fixed assets and $5 million for selling costs related to legal, commissions and other direct incremental costs. We recorded a gain on sale of $3 million in the year ended December 31, 2008 upon closing of the sale. The sale of the Heilbronn manufacturing operations did not qualify as discontinued operations as the operations and future cash flows were not eliminated from our RF and Automotive segment. We continue to purchase wafers from the buyer of the Heilbronn fabrication facility. See Note 11.

North Tyneside, United Kingdom

On October 8, 2007, we entered into definitive agreements to sell certain wafer fabrication equipment and land and buildings at North Tyneside to Taiwan Semiconductor Manufacturing Company ("TSMC") and Highbridge Business Park Limited ("Highbridge") for a total of approximately $125 million. We recorded proceeds of $82 million and recognized a gain of $30 million for the sale of the equipment in the year ended December 31, 2008. We received proceeds of $43 million from Highbridge upon closing of the real property portion of the transaction in November 2007. We vacated the facility in May 2008.

Acquisition-Related Charges

We recorded total acquisition-related charges of $16 million and $24 million in the years ended December 31, 2009 and 2008, respectively, related to the acquisition of Quantum, which comprised of the following components:

We recorded amortization of intangible assets of $5 million and $6 million in the years ended December 31, 2009 and 2008, respectively, associated with customer relationships, developed technology, trade name, non-compete agreements and backlog. These assets are amortized over three to five years. We estimate charges related to amortization of intangible assets will be approximately $4 million for the year ending December 31, 2010.

In the year ended December 31, 2008, we recorded a charge of $1 million associated with acquired in-process research and development ("IPR&D"), in connection with the acquisition of Quantum. Our methodology for allocating the purchase price to IPR&D involves established valuation techniques utilized in the high-technology industry.

We also agreed to compensate former key executives of Quantum, contingent upon continuing employment determined at various dates over a three year period. We have agreed to pay up to $15 million in cash and issue 5,319 shares of our common stock valued at $17 million, based on our closing stock price on March 4, 2008. These amounts are being accrued over the employment period on a graded vested basis. As a result, in the years ended December 31, 2009 and 2008, we recorded compensation-related expenses of $11 million, which are payable in cash of $4 million and stock of $7 million, and $17 million, which is payable in cash of $11 million and stock of $6 million. We made cash payments of $11 million to the former Quantum employees in the year ended December 31, 2009.

Restructuring Charges

The following table summarizes the activity related to the accrual for restructuring charges detailed by event for the years ended December 31, 2009, 2008 and 2007.

	January 1, 2009 Accrual	Charges	Payments	Currency Translation Adjustment	December 31, 2009 Accrual
			(In thousands)		
Third quarter of 2002					
Termination of contract with supplier	$ 1,592	$ —	$ —	$ —	$1,592
Fourth quarter of 2007					
Other restructuring charges	218	470	(698)	10	—
Second quarter of 2008					
Employee termination costs	235	46	(273)	(4)	4
Third quarter of 2008					
Employee termination costs	17,575	87	(16,220)	(885)	557
Fouth quarter of 2008					
Employee termination costs	3,438	626	(4,060)	(4)	—
First quarter of 2009					
Employee termination costs	—	2,207	(2,393)	186	—
Other restructuring charges	—	389	(71)	—	318
Second quarter of 2009					
Employee termination costs	—	2,856	(2,856)	—	—
Total 2009 activity	$23,058	$6,681	$(26,571)	$(697)	$2,471

	January 1, 2008 Accrual	Charges/ (Credits)	Payments	Currency Translation Adjustment	December 31, 2008 Accrual
			(In thousands)		
Third quarter of 2002					
Termination of contract with supplier	$ 1,592	$ —	$ —	$ —	$ 1,592
Fourth quarter of 2006					
Employee termination costs	1,324	(224)	(1,172)	72	—
Fourth quarter of 2007					
Employee termination costs	12,759	1,431	(14,749)	559	—
Termination of contract with supplier	—	12,206	(13,019)	813	—
Other restructuring charges	—	20,778	(21,465)	905	218
Second quarter of 2008					
Employee termination costs	—	2,990	(2,534)	(221)	235
Third quarter of 2008					
Employee termination costs	—	28,852	(8,921)	(2,356)	17,575
Fouth quarter of 2008					
Employee termination costs	—	5,291	(1,879)	26	3,438
Total 2008 activity	$15,675	$71,324	$(63,739)	$ (202)	$23,058

	January 1, 2007 Accrual	Charges/ (Credits)	Payments	Currency Translation Adjustment	December 31, 2007 Accrual
			(In thousands)		
Third quarter of 2002					
Termination of contract with supplier	$ 8,896	$ (3,071)	$ (4,233)	$ —	$ 1,592
Fouth quarter of 2006					
Employee termination costs	7,490	3,305	(9,959)	488	1,324
Fouth quarter of 2007					
Employee termination costs	—	12,441	—	318	12,759
Other exit related costs	—	564	(564)	—	—
Total 2007 activity	$16,386	$13,239	$(14,756)	$806	$15,675

2009 Restructuring Charges

In the year ended December 31, 2009, we continued to implement the restructuring initiatives announced in 2008 that are discussed below and incurred restructuring charges of $7 million. The charges relating to this initiative consist of the following:

- Net charges of $6 million, related to severance costs resulting from involuntary termination of employees. Employee severance costs were recorded in accordance with the accounting standard related to costs associated with exit or disposal activities.
- Charges of $1 million related to facility closure costs.

We paid $26 million related to employee termination costs in the year ended December 31, 2009.

2008 Restructuring Charges

In the year ended December 31, 2008, we incurred restructuring charges of $71 million as we continued to implement additional restructuring actions to improve operational efficiencies and reduce costs.

We incurred restructuring charges related to the signing of definitive agreements in October 2007 to sell certain wafer fabrication equipment and real property at North Tyneside to Taiwan Semiconductor Manufacturing Company Limited ("TSMC") and Highbridge Business Park Limited ("Highbridge"). As a result of this action, this facility was closed and all of the employees of the facility were terminated by June 30, 2008. In addition, we began implementing new initiatives, primarily focused on lowering manufacturing costs and eliminating non-core research and development programs. We recorded the following restructuring charges (credits):

- Net charges of $38 million related to severance costs resulting from involuntary termination of employees.
- Charges of $21 million related to equipment removal and facility closure costs. After production activity ceased, we utilized employees as well as outside services to disconnect fabrication equipment, fulfill equipment performance testing requirements of the buyer, and perform facility decontamination and other facility closure-related activity, Included in these costs are labor costs, facility related costs, outside service provider costs, and legal and other fees. Equipment removal, building decontamination and closure related cost activities were completed as of June 30, 2008.
- Charges of $12 million related to contract termination charges, primarily associated with a long-term gas supply contract for nitrogen gas utilized in semiconductor manufacturing. We are required to pay an early termination penalty including de-contamination and removal costs. Other contract termination costs related to semiconductor equipment support services with minimum payment clauses extending beyond the current period.
- Net charges of $1 million related to changes in estimates of termination benefits originally recorded.

We paid $29 million related to employee termination costs in the year ended December 31, 2008.

2007 Restructuring Activities

During 2007, we implemented restructuring initiatives announced in 2006 and in 2007. We recorded a net restructuring charge of $13 million, which included restructuring charges related to the sale of certain wafer fabrication equipment and real property at North Tyneside to TSMC and Highbridge. As a result of these actions, this facility was closed and all of the employees of the facility were terminated. Related to this sale, during the fourth quarter of 2007, we recorded the following restructuring charges:

- Charges of $11 million related to one-time severance costs for involuntary termination of employees.
- Charges of $1 million related to on-going severance costs for involuntary termination of employees.
- Charges of $1 million related to other exit related costs.

In addition, we also incurred the following restructuring charges in 2007:

- Charges of $2 million related to severance costs for involuntary termination of employees.
- Charges of $1 million related to one-time minimum statutory termination benefits, including changes in estimates.
- A credit of $3 million related to the settlement of a long-term gas supply contract for which the accrual was $12 million, originally recorded in the third quarter of 2002. On May 1, 2007, in connection with the sale of the Irving, Texas facility, we paid $6 million to terminate this contract, of which $2 million was reimbursed by the buyer of the facility.

We paid $10 million related to employee termination costs in the year ended December 31, 2007.

Interest and Other (Expense) Income, Net

Interest and other (expense) income, net, was $(11) million in the year ended December 31, 2009, compared to $(6) million in the year ended December 31, 2008. The increases in net expenses were primarily a result of a decrease in interest income of $9 million on our investment portfolio and an increase in foreign exchange losses of $2 million, offset by a decrease in interest expense of $6 million due to lower debt balance.

Interest and other (expense) income, net, was $(6) million in the year ended December 31, 2008, compared to $4 million in the year ended December 31, 2007. The net expenses in the year ended December 31, 2008 resulted primarily from an increase in interest expense related to our $100 million outstanding bank line of credit which was outstanding for all of 2008, compared to less than one month in the year ended December 31, 2007. The net expense in the year ended December 31, 2008 was also a result of a reduction of interest income of $6 million in the year ended December 31, 2008 due to lower interest rates and an increase in foreign exchange transaction losses of $5 million.

Interest rates on our outstanding borrowings did not change significantly in the year ended December 31, 2009, compared to the year ended December 31, 2008.

(Benefit from) Provision for Income Taxes

We recorded a (benefit from) provision for income taxes of $(27) million, $7 million, and $8 million in the years ended December 31, 2009, 2008 and 2007, respectively. A significant component of these amounts in the years ended December 31, 2009, 2008 and 2007, was a benefit of $40 million, $13 million and $22 million, respectively, due to the recognition of refundable R&D credits that related to prior years. The refundability of these credits does not depend on the existence of taxable income or a tax liability and the credits were not previously recognized due to uncertainty over the realization of these credits. The credits were realized during these years as the income tax audits were completed or the related statutes of limitation for the credits expired. In the year ended December 31, 2009, the tax benefit was partially offset by net out-of-period adjustments related to prior years of $8 million discussed below. The income tax provision in the years ended December 31, 2008 and 2007 resulted primarily from taxes incurred by the Company's profitable foreign subsidiaries and an increase in tax reserves related to certain U.S. Federal, state and foreign tax liabilities, partially offset by the recognition of tax credits in foreign jurisdictions and the refund of unused tax credits.

In the three months ended December 31, 2009, we recorded out-of-period adjustments totaling $9 million to record income tax expense associated with certain foreign intercompany loans and alternative minimum tax, which related to fiscal years 2003 to 2008. In addition, during the three months ended June 30, 2009, we recorded an out-of-period adjustment of $1 million to correct alternative minimum tax liabilities that were overstated in 2008. The net impact of out-of-period adjustments related to prior years totaled $8 million for the year ended December 31, 2009. We have assessed the impact of correcting these errors in the current period and do not believe that these amounts are material to any prior period financial statements, nor is the correction of these errors material to the 2009 financial statements. As a result, we have not restated any prior period amounts.

In the year ended December 31, 2009, we reviewed the potential U.S. tax impact of intercompany loans among foreign subsidiaries. As a result of this review, the December 31, 2008 deferred tax asset balances were adjusted to reflect the utilization of federal net operating losses from prior years, and the addition of foreign tax credit carryovers from prior years. These changes in the net operating loss and foreign tax credit carryforwards were offset by a corresponding change to the valuation allowance. See Note 12 of the Notes to Consolidated Financial Statements for further discussion.

At December 31, 2009, there was no U.S. income tax provision for undistributed earnings of approximately $139 million, respectively, as it is currently our intention to reinvest these earnings indefinitely in operations outside the U.S. The determination of the tax effect of repatriating these earnings is not practicable because of the numerous assumptions associated with this hypothetical calculation. However, foreign tax credits would be available to reduce some portion of this amount.

At December 31, 2009, we had net operating loss carry forwards in non-U.S. jurisdictions of approximately $394 million. These loss carry forwards expire in different periods starting in 2010. We also had U.S. state net operating loss carry forwards of approximately $542 million at December 31, 2009. These loss carry forwards expire in different periods from 2010 through 2030. We also have U.S. Federal R&D credits of $14 million and state R&D tax credits of $10 million at December 31, 2009. U.S. Federal R&D credits will begin to expire beginning in 2020, and the state R&D credits carryforward indefinitely. We have foreign tax credits of $28 million which start to expire in 2018 and state investment tax credits of $27 million at December 31, 2009 that begin to expire in 2010. In addition, we have foreign R&D credits of $17 million which are refundable in the future if they are not used to offset future tax liability.

On January 1, 2007, we adopted the accounting standard related to uncertain income tax positions. Under the accounting standard, the impact of an uncertain income tax position on income tax expense must be recognized at the largest amount that is more-likely-than-not to be sustained. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. At December 31, 2009, 2008 and 2007, we had $183 million, $216 million and $189 million of unrecognized tax benefits, respectively.

In 2005, the Internal Revenue Service ("IRS") completed its audit of our U.S. income tax returns for the years 2000 and 2001 and has proposed various adjustments to these income tax returns, including carry back adjustments to 1996 and 1999. In January 2007, after subsequent discussions with us, the IRS revised their proposed adjustments for these years. In May 2007, the IRS completed its audit of our U.S. income tax returns for the years 2002 and 2003 and has proposed various adjustments to these income tax returns. We have protested all of these proposed adjustments and are currently working through the matters with the IRS Appeals Division.

In 2009, the French tax authority completed its examination of tax years 2001 through 2005 for one of our French subsidiaries. The examination for these years has resulted in a reduction of deferred tax assets associated with net operating loss carryover of $54 million, for which there was a full valuation allowance. The income tax return for the 2006 tax year is currently under limited scope audit by the French tax authority.

In addition, we have tax audits in progress in U.S. states and other foreign jurisdictions. We have accrued taxes and related interest and penalties that may be due upon the ultimate resolution of these examinations. While we believe that the resolution of these tax credits will not have a material adverse impact on our results of operations, cash flows or financial position, the outcome is subject to significant uncertainties.

Liquidity and Capital Resources

At December 31, 2009, we had $476 million of cash, cash equivalents and short-term investments compared to $441 million at December 31, 2008. Our current ratio, calculated as total current assets divided by total current liabilities, improved to 2.49 at December 31, 2009, compared to 2.07 at December 31, 2008. We reduced our short-term and long-term debt obligations to $95 million at December 31, 2009 from $145 million at December 31, 2008. Working capital, calculated as total current assets less total current liabilities, increased to $596 million at December 31, 2009, compared to $531 million at December 31, 2008. Cash provided by operating activities totaled $122 million and $111 million in the years ended December 31, 2009 and 2008, respectively.

Approximately $5 million of our investment portfolio at December 31, 2009 was invested in auction-rate securities, compared to $9 million at December 31, 2008. In the year ended December 31, 2009 approximately $4 million of auction-rate securities were redeemed at par value. Approximately $2 million and $9 million of our auction-rate securities are classified as long-term investments within other assets on the consolidated balance sheet as of December 31, 2009 and 2008, as they are not expected to be liquidated within the next twelve months. In October 2008, we accepted an offer from UBS Financial Services Inc. ("UBS") to purchase our remaining eligible auction-rate securities of $3 million at par value at any time during a two-year time period from June 30, 2010 to July 2, 2012. We expect to sell the securities to UBS at par value on June 30, 2010; therefore, these securities are classified within short-term investments on the consolidated balance sheet as of December 31, 2009.

Operating Activities

Net cash provided by operating activities was $122 million in the year ended December 31, 2009, compared to $111 million in the year ended December 31, 2008. Net cash provided by operating activities in the year ended December 31, 2009 was primarily due to positive operating results, adjusting the year to date net loss of $109 million to exclude asset impairment charge of $80 million, certain non-cash depreciation and amortization charges of $71 million and stock-based compensation charges of $38 million. In addition, operating cash flows were increased by reduced inventories (relating to lower production levels) of $85 million. Cash flows from operations were reduced by $49 million in payments reducing liabilities incurred in prior year, including restructuring payments of $27 million and a repayment of customer advance of $10 million, along with cash outflow of $5 million that increased current and other assets, including prepayments for insurance, product licenses and taxes.

Net cash provided by operating activities was $111 million in the year ended December 31, 2008 compared to $196 million in the year ended December 31, 2007. Cash flows from operations in 2008 were driven by strong operating results, adjusting the year to date net loss of $27 million to exclude depreciation and stock-based compensation of $170 million, offset by accounts payable and accrued liability cash outflows that included restructuring and grant repayment expenditures incurred in the course of closing our North Tyneside, UK manufacturing facility of approximately $104 million.

Accounts receivable increased by 5% or $9 million to $194 million at December 31, 2009, from $185 million at December 31, 2008. The average days of accounts receivable outstanding ("DSO") increased to 51 days at December 31, 2009 from 50 days at December 31, 2008. Our accounts receivable and DSO are primarily impacted by shipment linearity, payment terms offered, our customers' credit worthiness, and collection performance. Should we need to offer longer payment terms in the future due to competitive pressures or longer customer payment patterns, our DSO and cash flows from operating activities would be negatively affected.

Decreases in inventories provided $85 million of operating cash flows in the year ended December 31, 2009, compared to $20 million in the year ended December 31, 2008. Our days of inventory decreased to 102 days at December 31, 2009 from 146 days at December 31, 2008, primarily due to significantly reduced manufacturing activity levels and increased shipment levels experienced during the fourth quarter of the year. Inventories consist of raw wafers, purchased specialty wafers, work-in-process and finished units. We are continuing to take measures to reduce manufacturing cycle times and improve production planning efficiency. However, the strategic need to offer competitive lead times may result in an increase in inventory levels in the future.

In the year ended December 31, 2009, we made cash payments of $11 million to former Quantum employees in connection with contingent employment arrangements resulting from the acquisition, which was completed during the first quarter of 2008.

Investing Activities

Net cash used in investing activities was $44 million in the year ended December 31, 2009, compared to $54 million in the year ended December 31, 2008. In the year ended December 31, 2009, we paid $32 million for acquisitions of fixed assets and $11 million for intangible assets and approximately $3 million related to contingent consideration earned by a former Quantum employee. During the year ended December 31, 2008, we paid approximately $99 million for the acquisition of Quantum, net of cash acquired, and $44 million for capital expenditures, offset in part by $80 million we received from the sale of fabrication equipment from our North Tyneside, UK facility. We anticipate expenditures for capital purchases will be between $60 million and $65 million in 2010, which will be used to maintain existing manufacturing operations and provide additional testing capacity.

Financing Activities

Net cash used in financing activities was $46 million in the year ended December 31, 2009, compared to $9 million in the year ended December 31, 2008. We continued to pay down debt, with repayments of principal balances on our bank lines of credit and capital leases totaling $51 million in the year ended December 31, 2009, compared to $18 million in the year ended December 31, 2008. Net proceeds from the issuance of common stock totaled $10 million and $11 million in the years ended December 31, 2009 and 2008, respectively.

We believe that our existing balances of cash, cash equivalents and short-term investments, together with anticipated cash flow from operations, equipment lease financing, and other short-term and medium-term bank borrowings, will be sufficient to meet our liquidity and capital requirements over the next twelve months.

During the next twelve months, we expect our operations to generate positive cash flow. However, a significant portion of cash may be used to repay debt, make capital investments or satisfy restructuring commitments. We expect that we will have sufficient cash from operations and financing sources to satisfy all debt obligations. We made $32 million in cash payments for capital equipment in the year ended December 31, 2009, and we expect our cash payments for capital expenditures to be between $60 million to $65 million in 2010. Debt obligations outstanding at December 31, 2009, which are classified as short-term, totaled $85 million. We paid $27 million in restructuring payments, primarily for employee severance in the year ended December 31, 2009. We expect to pay out approximately $2 million in further restructuring payments during 2010. During 2010 and future years, our capacity to make necessary capital investments will depend on our ability to continue to generate sufficient cash flow from operations and on our ability to obtain adequate financing if necessary. In the event that we cannot obtain adequate financing due to credit market conditions or must pay down our $80 million in a line of credit, we believe we have sufficient funds due to the $476 million in cash, cash equivalents and short-term investments we held as of December 31, 2009 together with expected future cash flows from operations, which amounted to $122 million for the year ended December 31, 2009.

On March 15, 2006, we entered into a five-year asset-backed credit facility for up to $165 million with certain European lenders. This facility is secured by our non-U.S. trade receivables. At December 31, 2009, the amount outstanding under this facility was $80 million. In June 2009, we repaid $20 million under this line of credit as its eligible non-U.S. trade receivables declined. The eligible non-US trade receivables were $94 million at December 31, 2009. Borrowings under the facility bear interest at LIBOR plus 2% per annum (approximately 2.23% based on the one month LIBOR at December 31, 2009), while the undrawn portion is subject to a commitment fee of 0.375% per annum. The outstanding balance is subject to repayment in full on the last day of its interest period (every two months). The terms of the facility subject us to certain financial and other covenants and cross-default provisions. We were in compliance with our financial covenants as of December 31, 2009. On November 6, 2009, we reduced the credit facility to $125 million from $165 million. Commitment fees and amortization of up-front fees paid related to the facility in the years ended December 31, 2009, 2008 and 2007 totaled $1 million each year and are included in interest and other (expense) income, net, in the consolidated statements of operations.

In December 2004, we established a $25 million revolving line of credit with a domestic bank, which was extended until September 2009. The interest rate on the revolving line of credit was either the lower of the domestic bank's prime rate or LIBOR plus 2%. The revolving line of credit was secured by our U.S. trade receivables and requires us to meet certain financial ratios and to comply with other covenants on a periodic basis. In February 2009, we repaid $4 million and the remaining $21 million was repaid on September 30, 2009, when the revolving line of credit matured.

Contractual Obligations

The following table describes our commitments to settle contractual obligations in cash as of December 31, 2009. See Note 11 of Notes to Consolidated Financial Statements for further discussion.

	Payments Due by Period				
Contractual Obligations:	**Less than 1 Year**	**1-3 Years**	**3-5 Years**	**More than 5 Years**	**Total**
			(In thousands)		
Notes payable	$ —	$ —	$ —	$ 3,484	$ 3,484
Capital leases	5,485	5,957	—	—	11,442
Lines of credit	80,000	—	—	—	80,000
Total debt obligations	85,485	5,957	—	3,484	94,926
Capital purchase commitments	2,925	—	—	—	2,925
Long-term supply agreement obligation(a)	45,031	33,774			78,805
Long-term supply agreement obligation(b)	5,943	6,512	716	—	13,171
Estimated pension plan benefit payments (see Note 13)	686	1,040	1,642	8,607	11,975
Grants to be repaid	15,058	—	—	—	15,058
Restructuring(e)	2,471	—	—	—	2,471
Operating leases	14,750	19,261	3,096	281	37,388
Acquisition-related payable(c)	4,355	—	—	—	4,355
Other long-term obligations(d)	29,910	36,987	20,499	8,822	96,218
Total other commitments	121,129	97,574	25,953	17,710	262,366
Add: interest	817	217	—	—	1,034
Total	$207,431	$103,748	$25,953	$21,194	$358,326

(a) This amount relates to the contractual obligation on a supply agreement that we entered into with the buyer of our manufacturing operations in Heilbronn, Germany facility. The wafers are purchased at cost in Euros, which represents the fair value at the time of purchase. The commitment is equivalent to approximately 55 million Euros.

(b) This amount relates to long term gas supply agreements that we have entered into with various suppliers.

(c) We have an obligation to pay certain former Quantum employees $4 million in cash (see Note 3 of Notes to Consolidated Financial Statements for further discussion).

(d) Other long-term obligations consist principally of future repayments of approximately $45 million of advances from customers, and $14 million of technology license payments. Long-term advances from customers include approximately $10 million that is due within 1 year, and has been classified within current liabilities (see Note 2 of Notes to Consolidated Financial Statements for further discussion). The balance is due in annual installments of $10 million per year, until repaid in full. The remaining balance is primarily related to various other long-term obligations.

(e) Contains all restructuring liabilities as of December 31, 2009.

The contractual obligation table excludes liabilities of $116 million because we cannot make a reliable estimate of the timing of cash payments. See Note 12 of the Notes to the Consolidated Financial Statements for further discussion.

Approximately $80 million of our total debt requires us to meet certain financial ratios and to comply with other covenants on a periodic basis, and have cross default provisions. The financial ratio covenants include, but are not limited to, the maintenance of minimum cash balances and net worth, and debt to capitalization ratios. We were in compliance with these covenants as of December 31, 2009.

If we need to renegotiate any of these covenants in the future, and the lenders refuse and we are unable to comply with the covenants, then we may immediately be required to repay the loans concerned. In the event we are required to repay these loans ahead of their due dates, we believe that we have the resources to make such repayments, but such payments could adversely impact our liquidity.

Our ability to service long-term debt in the U.S. or to obtain cash for other needs from our foreign subsidiaries may be structurally impeded. Since a substantial portion of our operations are conducted through our foreign subsidiaries, our cash flow and ability to service debt are partially dependent upon the liquidity and earnings of our subsidiaries as well as the distribution of those earnings, or repayment of loans or other payments of funds by those subsidiaries, to the U.S. parent corporation. These foreign subsidiaries are separate and distinct legal entities and may have limited or no obligation, contingent or otherwise, to pay any amount to us, whether by dividends, distributions, loans or other payments. However, the U.S. parent corporation owes much of our consolidated long-term debt.

Defined Benefit Pension Plans

We sponsor defined benefit pension plans that cover substantially all French and German employees. Plan benefits are provided in accordance with local statutory requirements. Benefits are based on years of service and employee compensation levels. The plans are non-funded. Pension liabilities and charges to expense are based upon various assumptions, updated quarterly, including discount rates, future salary increases, employee turnover, and mortality rates. Retirement Plans consist of two types of plans. The first plan type provides for termination benefits paid to employees only at retirement, and consists of approximately one to five months of salary. This structure covers our French employees. The second plan type provides for defined benefit payouts for the remaining employee's post-retirement life, and covers our German employees. Pension benefits payable totaled $29 million and $27 million at December 31, 2009 and 2008, respectively. Cash funding for benefits to be paid for 2010 is expected to be approximately $1 million, and an additional $11 million thereafter over the next 10 years.

Off-Balance Sheet Arrangements (Including Guarantees)

In the ordinary course of business, we have investments in privately held companies, which we review to determine if they should be considered variable interest entities. We have evaluated our investments in these privately held companies and have determined that there was no material impact on our operating results or financial condition. Certain events can require a reassessment of our investments in privately held companies to determine if they are variable interest entities and which of the stakeholders will be the primary beneficiary. As a result of such events, we may be required to make additional disclosures or consolidate these entities. We may be unable to influence these events.

During the ordinary course of business, we provide standby letters of credit or other guarantee instruments to certain parties as required for certain transactions initiated by either our subsidiaries or us. As of December 31, 2009, the maximum potential amount of future payments that we could be required to make under these guarantee agreements is approximately $2 million. We have not recorded any liability in connection with these guarantee arrangements. Based on historical experience and information currently available, we believe we will not be required to make any payments under these guarantee arrangements.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued the FASB Accounting Standards Codification (Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Codification superseded all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification became non-authoritative. We have updated our disclosures to conform to the Codification in this Form 10-K for the year ended December 31, 2009.

In June 2009, the FASB also issued an amendment to the accounting and disclosure requirements for the consolidation of variable interest entities (VIEs). The elimination of the concept of a QSPE, removes the exception from applying the consolidation guidance within this amendment. This amendment requires an enterprise to perform a qualitative analysis when determining whether or not it must consolidate a VIE. The amendment also requires an enterprise to continuously reassess whether it must consolidate a VIE. Additionally, the amendment requires enhanced disclosures about an enterprise's involvement with VIEs and any significant change in risk exposure due to that involvement, as well as how its involvement with VIEs impacts the enterprise's financial statements. Finally, an enterprise will be required to disclose significant judgments and assumptions used to determine whether or not to consolidate a VIE. This amendment is effective for financial statements issued for fiscal years beginning after November 15, 2009. We are currently evaluating the potential impact, if any, of the adoption of this amendment on our consolidated results of operations and financial condition.

In April 2009, the FASB issued an amendment and clarification to address application issues regarding initial recognition and measurement, subsequent measurement and accounting and disclosure of assets and liabilities arising from contingencies in a business combination. The amendment is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Although we did not enter into any business combinations during 2009, we believe the amendment may have a material impact on our future consolidated financial statements depending on the size and nature of any future business combinations that we may enter into.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires us to make judgments, assumptions, and estimates that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Note 1 of Notes to Consolidated Financial Statements describes the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements. We consider the accounting policies described below to be our critical accounting policies. These critical accounting policies are impacted significantly by judgments, assumptions, and estimates used in the preparation of the Consolidated Financial Statements and actual results could differ materially from the amounts reported based on these policies.

Revenue Recognition

We sell our products to OEMs and distributors and recognize revenue when the rights and risks of ownership have passed to the customer, when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed or determinable, and collection of the resulting receivable is reasonably assured. Allowances for sales returns and other credits are recorded at the time of sale.

Contracts and customer purchase orders are used to determine the existence of an arrangement. Shipping documents are used to verify delivery. We assess whether the price is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. We assess collectibility based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history. Sales terms do not include post-shipment obligations except for product warranty, as described in Note 1 of Notes to Consolidated Financial Statements.

For sales to certain distributors (primarily based in the U.S. and Europe) with agreements allowing for price protection and product returns, we recognize revenue at the time the distributor sells the product to its end customer. Revenue is not recognized upon shipment since, due to price protection rights, the sales price is not substantially fixed or determinable at that time. Additionally, these distributors have contractual rights to return products, up to a specified amount for a given period of time. Revenue is recognized when the distributor sells the product to an end-user, at which time the sales price becomes fixed. At the time of shipment to these distributors, we record a trade receivable for the selling price as there is a legally enforceable right to payment, relieve inventory for the carrying value of goods shipped since legal title has passed to the distributor, and record the gross margin in deferred income on shipments to distributors on the consolidated balance sheets. This balance represents the gross margin on the sale to the distributor; however, the amount of gross margin recognized by us in future periods could be less than the deferred margin as a result of price protection concessions related to market pricing conditions. We do not reduce deferred margin by estimated price protection; instead, such price concessions are recorded when incurred, which is generally at the time the distributor sells the product to an end-user. Deferred income on shipments to distributors was $45 million and $42 million at December 31, 2009 and 2008, respectively. Sales to certain other primarily non-U.S. based distributors (primarily based in Asia) carry either no or very limited rights of return. We have historically been able to estimate returns and other credits from these distributors and accordingly have historically recognized revenue from sales to these distributors upon shipment, with a related allowance for potential returns established at the time of sale.

Our revenue reporting is highly dependent on receiving accurate and timely data from our distributors. Distributors provide us periodic data regarding the product, price, quantity, and end customer when products are resold as well as the quantities of our products they still have in stock. Because the data set is large and complex and because there may be errors in the reported data, we must use estimates and apply judgments to reconcile distributors' reported inventories to their activities. Actual results could vary from those estimates.

Allowance for Doubtful Accounts and Sales Returns

We must make estimates of potential future product returns and revenue adjustments related to current period product revenue. Management analyzes historical returns, current economic trends in the semiconductor industry, changes in customer demand and acceptance of our products when evaluating the adequacy of our allowance for sales returns. If management made different judgments or utilized different estimates, material differences in the amount of our reported revenues may result. We provide for sales returns based on our customer experience and our expectations for revenue adjustments based on economic conditions within the semiconductor industry.

We maintain an allowance for doubtful accounts for losses that we estimate will arise from our customers' inability to make required payments. We make our estimates of the uncollectibility of our accounts receivable by analyzing specific customer creditworthiness, historical bad debts and current economic trends. At December 31, 2009 and 2008, the allowance for doubtful accounts was approximately $12 million and $15 million, respectively. In the three months ended December 31, 2008, we recorded a bad debt charge of $12 million related to an Asian distributor whose business was impacted following their addition to the U.S. Department of Commerce Entity List, which prohibits us from shipping products to the distributor.

Accounting for Income Taxes

In calculating our income tax expense, it is necessary to make certain estimates and judgments for financial statement purposes that affect the recognition of tax assets and liabilities.

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we consider future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event that we determine that we would be able to realize deferred tax assets in the future in excess of the net recorded amount, an adjustment to the net deferred tax asset would decrease income tax expense in the period such determination is made. Likewise, should we determine that we would not be able to realize all or part of the net deferred tax asset in the future, an adjustment to the net deferred tax asset would increase income tax expense in the period such determination is made.

Our income tax calculations are based on application of the respective U.S. federal, state or foreign tax law. Our tax filings, however, are subject to audit by the respective tax authorities. Accordingly, we recognize tax liabilities based upon our estimate of whether, and the extent to which, additional taxes will be due when such estimates are more-likely-than-not to be sustained. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. To the extent the final tax liabilities are different than the amounts originally accrued, the increases or decreases are recorded as income tax expense or benefit in the consolidated statements of operations.

Valuation of Inventory

Our inventories are stated at the lower of cost (determined on a first-in, first-out basis for raw materials and purchased parts and an average cost basis for work in progress and finished goods) or market. Cost includes labor, including stock-based compensation costs, materials, depreciation and other overhead costs, as well as factors for estimated production yields and scrap. Determining market value of inventories involves numerous judgments, including average selling prices and sales volumes for future periods. We primarily utilize selling prices in our period ending backlog for measuring any potential declines in market value below cost. Any adjustment for market value provision is charged to cost of revenues at the point of market value decline.

We evaluate our ending inventories for excess quantities and obsolescence on a quarterly basis. This evaluation includes analysis of historical and forecasted sales levels by product. Inventories on hand in excess of forecasted demand are provided for. In addition, we write off inventories that are considered obsolete. Obsolescence is determined from several factors, including competitiveness of product offerings, market conditions and product life cycles when determining obsolescence. Increases to the provision for excess and obsolete inventory are charged to cost of revenues. At the point of the loss recognition, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. If this lower-cost inventory is subsequently sold, the related provision is matched to the movement of related product inventory, resulting in lower costs and higher gross margins for those products.

Our inventories include high-technology parts that may be subject to rapid technological obsolescence and which are sold in a highly competitive industry. If actual product demand or selling prices are less favorable than we estimate, we may be required to take additional inventory write-downs.

Fixed Assets

We review the carrying value of fixed assets for impairment when events and circumstances indicate that the carrying value of an asset or group of assets may not be recoverable from the estimated future cash flows expected to result from its use and/or disposition. Factors which could trigger an impairment review include the following: (i) significant negative industry or economic trends, (ii) exiting an activity in conjunction with a restructuring of operations, (iii) current, historical or projected losses that demonstrated continuing losses associated with an asset, (iv) significant decline in our market capitalization for an extended period of time relative to net book value, (v) recent changes in our manufacturing model, and (vi) management's assessment of future manufacturing capacity requirements. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to the amount by which the carrying value exceeds the estimated fair value of the assets. The estimation of future cash flows involves numerous assumptions, which require our judgment, including, but not limited to, future use of the assets for our operations versus sale or disposal of the assets, future-selling prices for our products and future production and sales volumes. In addition, we must use our judgment in determining the groups of assets for which impairment tests are separately performed.

Our business requires heavy investment in manufacturing facilities that are technologically advanced but can quickly become significantly underutilized or rendered obsolete by rapid changes in demand for semiconductors produced in those facilities.

We estimate the useful life of our manufacturing equipment, which is the largest component of our fixed assets, to be five years. We base our estimate on our experience with acquiring, using and disposing of equipment over time. Depreciation expense is a major element of our manufacturing cost structure. We begin depreciation on new equipment when it is put into use for production. The aggregate amount of fixed assets under construction for which

depreciation was not being recorded was approximately $4 million and $2 million as of December 31, 2009 and 2008, respectively.

Valuation of Goodwill and Intangible Assets

We review goodwill and intangible assets with indefinite lives for impairment annually during the fourth quarter and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. Purchased intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives and are reviewed for impairment whenever events or changes in circumstances indicate that we may not be able to recover the asset's carrying amount. Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. We determine the fair value of our reporting unit based on an income approach, whereby we calculate the fair value of the reporting unit based on the present value of estimated future cash flows, which are formed by evaluating operating plans. Estimates of the future cash flows associated with the businesses are critical to these assessments. The assumptions used in the fair value calculation change from year to year and include revenue growth rates, operating margins, risk adjusted discount rates and future economic and market conditions. Changes in these estimates based on changed economic conditions or business strategies could result in material impairment charges in future periods. We base our fair value estimates on assumptions we believe to be reasonable. Actual future results may differ from those estimates.

Stock-Based Compensation

Our determination of the fair value of stock-based payment awards on the date of grant utilizes an option-pricing model, and is impacted by our common stock price as well as a change in assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to: expected common stock price volatility over the term of the option awards, as well as the projected employee option exercise behaviors during the expected period between the stock option vesting date and the stock option exercise date. Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. Because employee stock options have certain characteristics that are significantly different from traded options, and changes in the subjective assumptions can materially affect the estimated fair value, in our opinion, the existing Black-Scholes option-pricing model may not provide an accurate measure of the fair value of employee stock options. Although the fair value of employee stock options is determined using an option-pricing model that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction. For performance-based restricted stock units, we are required to assess the probability of achieving certain financial objectives at the end of each reporting period. Based on the assessment of this probability, which require judgment, we record stock-based compensation expense, which may be reversed in future periods if we determine that it is no longer probable that the objectives will be achieved. The fair value of a restricted stock unit is equivalent to the market price of our common stock on the measurement date.

Restructuring Charges

We have recorded accruals for restructuring costs related to the restructuring of operations. The restructuring accruals include primarily payments to employees for severance, termination fees associated with leases, other contracts and other costs related to the closure of facilities. Accruals are recorded when management has approved a plan to restructure operations and a liability has been incurred. The restructuring accruals are based upon management estimates at the time they are recorded. These estimates can change depending upon changes in facts and circumstances subsequent to the date the original liability was recorded.

Litigation

The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. We accrue for losses related to litigation if a loss is probable and the loss can be reasonably estimated. We regularly evaluate current information available to determine whether accruals for litigation should be made. If we were to determine that such a liability was probable and could be reasonably estimated, the adjustment would be charged to income in the period such determination was made.

Valuation of Marketable Securities

Our marketable securities include corporate debt securities, U.S. government and municipal agency debt securities, commercial paper, guaranteed variable annuities and auction rate securities. We monitor our investments for impairment periodically and recognize an impairment charge when the decline in the fair value of these investments is judged to be other-than-temporary. Significant judgment is used to identify events or circumstances that would likely have a significant adverse effect on the future use of the investment. We consider various factors in determining whether an impairment is other-than-temporary, including the length of time and extent to which fair value has been below cost basis, the financial condition of the issuer and our ability and intent to hold the investment for a period of time which may be sufficient for anticipated recovery of market value. Our investments also include certain highly-rated auction rate securities, which are structured with short-term interest rate reset dates of either 7 or 28 days and contractual maturities that can be in excess of ten years. We evaluate our portfolio by continuing to monitor the credit rating and interest yields of these auction rate securities and successful reset at each auction date.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Interest Rate Risk

We maintain investment portfolio holdings of various issuers, types and maturities whose values are dependent upon short-term interest rates. We generally classify these securities as available-for-sale, and consequently record them on the consolidated balance sheet at fair value with unrealized gains and losses being recorded as a separate part of stockholders' equity. We do not currently hedge these interest rate exposures. Given our current profile of interest rate exposures and the maturities of our investment holdings, we believe that an unfavorable change in interest rates would not have a significant negative impact on our investment portfolio or statements of operations through December 31, 2009. In addition, certain of our borrowings are at floating rates, so this would act as a natural hedge.

We have short-term debt, long-term debt and capital leases totaling $95 million at December 31, 2009. Approximately $5 million of these borrowings have fixed interest rates. We have approximately $90 million of floating interest rate debt, of which approximately $10 million is Euro-denominated. We do not hedge against the risk of interest rate changes for our floating rate debt and could be negatively affected should these rates increase significantly. While there can be no assurance that these rates will remain at current levels, we believe that any rate increase will not cause a significant adverse impact to our results of operations, cash flows or to our financial position.

The following table summarizes our variable-rate debt exposed to interest rate risk as of December 31, 2009. All fair market values are shown net of applicable premium or discount, if any:

	Payments by Due Year						Total Variable-Rate Debt Outstanding at December 31, 2009
	2010	2011	2012	2013	2014	Thereafter	
	(In thousands)						
60 day USD LIBOR weighted-averageinterest rate basis(1) — Revolving lineof credit	$80,000	$ —	$ —	$—	$—	$—	$80,000
Total of 60 day USD LIBOR rate debt	$80,000	$ —	$ —	$—	$—	$—	$80,000
90 day EURIBOR weighted-average interest rate basis(1) — Capital leases	$ 4,623	$4,623	$1,248	$—	$—	$—	$10,494
Total of 90 day USD EURIBOR rate debt	$ 4,623	$4,623	$1,248	$—	$—	$—	$10,494
Total variable-rate debt	$84,623	$4,623	$1,248	$—	$—	$—	$90,494

(1) Actual interest rates include a spread over the basis amount.

The following table presents the hypothetical changes in interest expense, for the year ended December 31, 2009 related to our outstanding borrowings that are sensitive to changes in interest rates as of December 31, 2009. The modeling technique used measures the change in interest expense arising from hypothetical parallel shifts in yield, of plus or minus 50 Basis Points ("BPS"), 100 BPS and 150 BPS.

For the year ended December 31, 2009:

	Interest Expense Given an Interest Rate Decrease by X Basis Points			Interest Expense with No Change in Interest Rate	Interest Expense Given an Interest Rate Increase by X Basis Points		
	150 BPS	**100 BPS**	**50 BPS**		**50 BPS**	**100 BPS**	**150 BPS**
				(In thousands)			
Interest expense	$4,889	$5,460	$6,030	$6,600	$7,171	$7,741	$8,311

Foreign Currency Risk

When we take an order denominated in a foreign currency we will receive fewer dollars than we initially anticipated if that local currency weakens against the dollar before we ship our product, which will reduce revenue. Conversely, revenues will be positively impacted if the local currency strengthens against the dollar. In Europe, where our significant operations have costs denominated in European currencies, costs will decrease if the local currency weakens. Conversely, costs will increase if the local currency strengthens against the dollar. The net effect of average exchange rates in the year ended December 31, 2009, compared to the average exchange rates in the year ended December 31, 2008, resulted in a decrease in loss from operations of $21 million in 2009. This impact is determined assuming that all foreign currency denominated transactions that occurred in the year ended December 31, 2009 were recorded using the average foreign currency exchange rates in the same period in 2008.

Approximately 24%, 23% and 22% of our net revenues in the years ended December 31, 2009, 2008 and 2007, respectively, were denominated in foreign currencies. Operating costs denominated in foreign currencies, were approximately 39%, 47% and 51% of total operating costs in the years ended December 31, 2009, 2008 and 2007, respectively.

Average annual exchange rates utilized to translate foreign currency revenues and expenses in euro were approximately 1.39, 1.48 and 1.36 Euro to the dollar in the years ended December 31, 2009, 2008 and 2007, respectively.

During the year ended December 31, 2009, changes in foreign exchange rates had a favorable impact on operating costs and loss from operations. Had average exchange rates remained the same during the year ended December 31, 2009 as the average exchange rates in effect for the year ended December 31, 2008, our reported revenues for the year ended December 31, 2009 would have been approximately $18 million higher. However, our foreign currency expenses exceed foreign currency revenues. Had average exchange rates for the year ended December 31, 2009 remained the same as the average exchange rates for the year ended December 31, 2008, our operating expenses would have been approximately $39 million higher (relating to cost of revenues of $19 million; research and development expenses of $13 million; and sales, general and administrative expenses of $7 million). The net effect resulted in a decrease to loss from operations of approximately $21 million in the year ended December 31, 2009 as a result of favorable exchange rates when compared to the year ended December 31, 2008. We may take actions in the future to reduce this exposure. However, there can be no assurance that we will be able to reduce the exposure to additional unfavorable changes to exchanges rates and the results on gross margin.

We also face the risk that our accounts receivables denominated in foreign currencies will be devalued if such foreign currencies weaken quickly and significantly against the dollar. Approximately 29% and 30% of our accounts receivables were denominated in foreign currency as of December 31, 2009 and 2008, respectively.

We also face the risk that our accounts payable and debt obligations denominated in foreign currencies will increase if such foreign currencies strengthen quickly and significantly against the dollar. Approximately 27% and 36% of our accounts payable were denominated in foreign currency as of December 31, 2009 and 2008, respectively. Approximately 15% and 12% of our debt obligations were denominated in foreign currency as of December 31, 2009 and 2008, respectively.

Liquidity and Valuation Risk

Approximately $5 million of our investment portfolio at December 31, 2009 was invested in auction-rate securities, compared to $9 million at December 31, 2008. In the year ended December 31, 2009 approximately $4 million of auction-rate securities were redeemed at par value. Approximately $2 million and $9 million of our auction-rate securities are classified as long-term investments within other assets on the consolidated balance sheet as of December 31, 2009 and 2008, as they are not expected to be liquidated within the next twelve months. In October 2008, we accepted an offer from UBS Financial Services Inc. ("UBS") to purchase our remaining eligible auction-rate securities of $3 million at par value at any time during a two-year time period from June 30, 2010 to July 2, 2012. We expect to sell the securities to UBS at par value on June 30, 2010; therefore, we have classified these securities to short-term investments on the consolidated balance sheet as of December 31, 2009.

ITEM 8. *CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
Consolidated Financial Statements of Atmel Corporation	
Consolidated Statements of Operations for the Years Ended December 31, 2009, 2008 and 2007	61
Consolidated Balance Sheets as of December 31, 2009 and 2008	62
Consolidated Statements of Cash Flows for the Years Ended December 31, 2009, 2008 and 2007	63
Consolidated Statements of Stockholders' Equity and Comprehensive (Loss) Income for the Years Ended December 31, 2009 2008 and 2007	64
Notes to Consolidated Financial Statements	65
Report of Independent Registered Public Accounting Firm	108
Financial Statement Schedules	
The following Financial Statement Schedules for the years ended December 31, 2009, 2008, and 2007 should be read in conjunction with the Consolidated Financial Statements, and related notes thereto Schedule II Valuation and Qualifying Accounts	109
Schedules not listed above have been omitted because they are not applicable or are not required or the information required to be set forth therein is included in the Consolidated Financial Statements or notes thereto	
Supplementary Financial Data	
Selected Quarterly Financial Data (unaudited) for the Years Ended December 31, 2009 and 2008	110

Atmel Corporation

Consolidated Statements of Operations

	Years Ended		
	December 31, 2009	December 31, 2008	December 31, 2007
	(In thousands, except per share data)		
Net revenues	**$1,217,345**	**$1,566,763**	**$1,639,237**
Operating expenses			
Cost of revenues	804,338	976,223	1,059,006
Research and development	212,045	260,310	272,041
Selling, general and administrative	221,334	273,196	242,811
Acquistion-related charges	16,349	23,614	—
Charges for grant repayments	1,554	718	1,464
Restructuring charges	6,681	71,324	13,239
Asset impairment charges (recovery)	79,841	7,969	(1,057)
Gain on sale of assets	(164)	(32,654)	—
Total operating expenses	**1,341,978**	**1,580,700**	**1,587,504**
(Loss) income from operations	**(124,633)**	**(13,937)**	**51,733**
Interest and other (expense) income, net	(11,406)	(6,306)	3,976
(Loss) income from operations before income taxes	**(136,039)**	**(20,243)**	**55,709**
Benefit from (provision for) income taxes	26,541	(6,966)	(7,824)
Net (loss) income	**$ (109,498)**	**$ (27,209)**	**$ 47,885**
Basic net (loss) income per share:			
Net (loss) income	$ (0.24)	$ (0.06)	$ 0.10
Weighted-average shares used in basic net (loss) income per share calculations	451,755	446,504	477,213
Diluted net (loss) income per share:			
Net (loss) income	$ (0.24)	$ (0.06)	$ 0.10
Weighted-average shares used in diluted net (loss) income per share calculations	451,755	446,504	481,737

The accompanying notes are an integral part of these Consolidated Financial Statements.

Atmel Corporation

Consolidated Balance Sheets

	December 31, 2009	December 31, 2008
	(In thousands, except par value)	
ASSETS		
Current assets		
Cash and cash equivalents	$ 437,509	$ 408,926
Short-term investments	38,631	31,707
Accounts receivable, net of allowance for doubtful accounts of $11,930 and $14,996, respectively	194,099	184,698
Inventories	226,296	324,016
Current assets held for sale	16,139	—
Prepaids and other current assets	83,434	77,542
Total current assets	**996,108**	**1,026,889**
Fixed assets, net	203,219	383,107
Goodwill	56,408	51,010
Intangible assets, net	29,841	34,121
Non-current assets held for sale	83,260	—
Other assets	24,006	35,527
Total assets	**$1,392,842**	**$1,530,654**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Current portion of long-term debt and capital lease obligations	$ 85,462	$ 131,132
Trade accounts payable	105,692	116,392
Accrued and other liabilities	152,572	207,017
Current liabilities held for sale	11,284	—
Deferred income on shipments to distributors	44,691	41,512
Total current liabilities	**399,701**	**496,053**
Long-term debt and capital lease obligations, less current portion	9,464	13,909
Long-term liabilities held for sale	4,014	—
Other long-term liabilities	215,256	218,608
Total liabilities	**628,435**	**728,570**
Commitments and contingencies (Note 11)		
Stockholders' equity		
Preferred stock; par value $0.001; Authorized: 5,000 shares; no shares issued and outstanding	—	—
Common stock; par value $0.001; Authorized: 1,600,000 shares; Shares issued and outstanding: 454,586 at December 31, 2009 and 448,872 at December 31, 2008	455	449
Additional paid-in capital	1,284,140	1,238,796
Accumulated other comprehensive income	140,470	113,999
Accumulated deficit	(660,658)	(551,160)
Total stockholders' equity	**764,407**	**802,084**
Total liabilities and stockholders' equity	**$1,392,842**	**$1,530,654**

The accompanying notes are an integral part of these Consolidated Financial Statements.

Atmel Corporation

Consolidated Statements of Cash Flows

	Years Ended		
	December 31, 2009	December 31, 2008	December 31, 2007
		(In thousands)	
Cash flows from operating activities			
Net (loss) income	$(109,498)	$ (27,209)	$ 47,885
Adjustments to reconcile net (loss) income to net cash provided by operating activities			
Depreciation and amortization	70,621	134,796	128,773
Gain on sale or disposal of fixed assets and other non-cash charges	—	(35,671)	(1,102)
Non-cash asset impairment charges (recovery)	79,841	3,025	(1,057)
Deferred taxes	(15,132)	1,130	3,039
Other non-cash losses (gains), net	6,563	(813)	404
(Recovery of) provision for doubtful accounts receivable	(3,066)	12,330	(212)
Accretion of interest on long-term debt	569	1,468	912
In-process research and development charges	—	1,047	—
Stock-based compensation expense	37,619	35,437	16,652
Changes in operating assets and liabilities, net of acquisition			
Accounts receivable	(6,680)	15,625	17,719
Inventories	84,765	19,843	(14,682)
Current and other assets	10,175	36,266	35,994
Trade accounts payable	38	(102,852)	15,689
Accrued and other liabilities	(49,014)	(10,215)	(46,728)
Income taxes payable	11,787	5,074	(8,261)
Deferred income on shipments to distributors	3,179	21,804	852
Net cash provided by operating activities	**121,767**	**111,085**	**195,877**
Cash flows from investing activities			
Acquisitions of fixed assets	(31,750)	(44,365)	(69,730)
Proceeds from the sale of North Tyneside assets and other assets, net of selling costs	—	79,543	3,000
Proceeds from sale of manufacturing facilities, net of selling costs	—	—	34,714
Acquisition of Quantum Research Group, net of cash acquired	(3,362)	(98,585)	—
Acquisitions of intangible assets	(10,800)	(1,250)	(900)
Purchases of marketable securities	(34,820)	(27,120)	(12,865)
Sales or maturities of marketable securities	39,001	37,823	14,420
Increases in long-term restricted cash	(1,850)	—	—
Net cash used in investing activities	**(43,581)**	**(53,954)**	**(31,361)**
Cash flows from financing activities			
Principal payments on debt	(6,177)	(18,086)	(108,840)
(Repayment of) proceeds from bank line of credit	(45,000)	—	100,000
Repurchase of common stock	—	—	(250,151)
Proceeds from issuance of common stock	9,746	10,520	9,160
Tax payments related to shares withheld for vested restricted stock units	(4,074)	(1,764)	—
Proceeds from financing related to sale of manufacturing facilities	—	—	42,951
Net cash used in financing activities	**(45,505)**	**(9,330)**	**(206,880)**
Effect of exchange rate changes on cash and cash equivalents	(4,098)	(13,005)	6,014
Net increase (decrease) in cash and cash equivalents	28,583	34,796	(36,350)
Cash and cash equivalents at beginning of the year	**408,926**	**374,130**	**410,480**
Cash and cash equivalents at end of year	**$ 437,509**	**$ 408,926**	**$ 374,130**
Supplemental cash flow disclosures:			
Interest paid	$ 4,464	$ 9,137	$ 8,176
Income taxes paid	7,222	18,833	34,780
Supplemental non-cash investing and financing activities disclosures:			
Decreases in accounts payable related to fixed asset purchases	(2,777)	(6,611)	(9,544)
(Decreases) increases in liabilities related to intangible assets purchases	(4,800)	(930)	17,778

The accompanying notes are an integral part of these Consolidated Financial Statements.

Atmel Corporation

Consolidated Statements of Stockholders' Equity and Comprehensive (Loss) Income

	Common Stock		Additional	Accumulated Other Comprehensive	Accumulated	
	Shares	Par Value	Paid-In Capital	Income	Deficit	Total
			(In thousands)			
Balances, December 31, 2006	**488,844**	**$489**	**$1,418,004**	**$107,237**	**$(571,836)**	**953,894**
Comprehensive income:						
Net income	—	—	—	—	47,885	**47,885**
Actuarial gain related to defined benefit pension plans	—	—	—	6,861	—	**6,861**
Unrealized gains on investments, net of tax	—	—	—	681	—	**681**
Foreign currency translation adjustments	—	—	—	38,361	—	**38,361**
Total comprehensive income						**93,788**
Stock-based compensation expense	—	—	16,788	—	—	**16,788**
Exercise of stock options	3,604	4	9,156	—	—	**9,160**
Vested restricted stock units	312	—	—	—	—	—
Repurchase of common stock	(48,923)	(49)	(250,102)	—	—	**(250,151)**
Balances, December 31, 2007	**443,837**	**$444**	**$1,193,846**	**$153,140**	**$(523,951)**	**$ 823,479**
Comprehensive loss:						
Net loss	—	—	—	—	(27,209)	**(27,209)**
Actuarial gain related to defined benefit pension plans	—	—	—	4,079	—	**4,079**
Pension adjustment for sale of Heilbronn manufacturing facilites (see Note 16)				(2,970)		**(2,970)**
Unrealized losses on investments, net of tax	—	—	—	(1,231)	—	**(1,231)**
Foreign currency translation adjustments	—	—	—	(39,019)	—	**(39,019)**
Total comprehensive loss						**(66,350)**
Stock-based compensation expense	—	—	35,793	—		**35,793**
Issuance of common stock for the acquisition of Quantum Research Group	126	—	405	—	—	**405**
Exercise of stock options	1,376	1	3,187	—		**3,188**
Issuance of common stock under employee stock purchase plan	2,431	3	7,329	—	—	**7,332**
Vested restricted stock units	1,558	1	—	—	—	**1**
Shares withheld for employee taxes related to vested restricted stock units	(456)	—	(1,764)	—	—	**(1,764)**
Balances, December 31, 2008	**448,872**	**$449**	**$1,238,796**	**$113,999**	**$(551,160)**	**$ 802,084**
Comprehensive loss:						
Net loss	—	—	—	—	(109,498)	**(109,498)**
Actuarial gain related to defined benefit pension plans	—	—	—	413	—	**413**
Unrealized gains on investments, net of tax	—	—	—	327	—	**327**
Foreign currency translation adjustments	—	—	—	25,731	—	**25,731**
Total comprehensive loss						**(83,027)**
Stock-based compensation expense	—	—	37,730	—	—	**37,730**
Exercise of stock options	1,206	1	3,262	—	—	**3,263**
Issuance of common stock under employee stock purchase plan	2,139	2	6,481	—	—	**6,483**
Common stock issued in lieu of 2008 bonus awards	632	1	1,944	—	—	**1,945**
Vested restricted stock units	3,014	3	—	—	—	**3**
Shares withheld for employee taxes related to vested restricted stock units	(1,277)	(1)	(4,073)	—	—	**(4,074)**
Balances, December 31, 2009	**454,586**	**$455**	**$1,284,140**	**$140,470**	**$(660,658)**	**$ 764,407**

The accompanying notes are an integral part of these Consolidated Financial Statements.

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Atmel Corporation ("Atmel" or "the Company") designs, develops, manufactures and markets a broad range of high-performance logic, radio frequency and nonvolatile memory integrated circuits using complementary metal-oxide semiconductor ("CMOS") and other technologies. Atmel's products are used in a broad range of applications in the telecommunications, computing, networking, consumer and automotive electronics and other markets. Atmel's customers comprise a diverse group of United States of America ("U.S.") and non-U.S. original equipment manufacturers ("OEMs") and distributors.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Atmel and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in these financial statements include provision for excess and obsolete inventory, sales return reserves, stock-based compensation expense, allowances for doubtful accounts receivable, warranty accruals, estimates for useful lives associated with long-lived assets, charges for grant repayments, asset impairments charges (recovery), recoverability of goodwill and intangible assets, restructuring charges, fair value of net assets held for sale and income taxes and tax valuation allowances. Actual results could differ from those estimates.

Fair Value of Financial Instruments

For certain of Atmel's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and other current assets and current liabilities, the carrying amounts approximate their fair value due to the relatively short maturity of these items. Investments in debt securities are carried at fair value based on quoted market prices. The fair value of the Company's debt approximates book value as of December 31, 2009 and 2008 due to its relatively short term nature as well as the variable interest rates on these debt obligations. The estimated fair value has been determined by the Company using available market information. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts that Atmel could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair value amounts.

Cash and Cash Equivalents

Investments with an original or remaining maturity of 90 days or less, as of the date of purchase, are considered cash equivalents, and consist of highly liquid money market instruments.

Atmel maintains its cash balances at a variety of financial institutions and has not experienced any material losses relating to such instruments. Atmel invests its excess cash in accordance with its investment policy that has been reviewed and approved by the Board of Directors.

Investments

All of the Company's investments in debt and equity securities in publicly-traded companies are classified as available-for-sale, including auction-rate securities for which the Company has received an offer from UBS Financial Services Inc. ("UBS") to purchase the Company's eligible auction-rate securities at par value at any time during a two year time period from June 30, 2010 to July 2, 2012. Available-for-sale securities with an original or remaining maturity of greater than 90 days, as of the date of purchase, are classified as short-term when they represent investments of cash that are intended for use in current operations. Investments in available-for-sale securities are reported at fair value with unrealized gains (losses), net of related tax, included as a component of accumulated other comprehensive income.

The Company's marketable securities include corporate equity securities, U.S. and foreign corporate debt securities, guaranteed variable annuities and auction-rate securities. The Company monitors its investments for impairment periodically and recognizes an impairment charge when the decline in the fair value of these investments is judged to be other-than temporary. Significant judgment is used to identify events or circumstances that would likely have a significant adverse effect on the future use of the investment. The Company considers various factors in determining whether an impairment is other-than-temporary, including the length of time and extent to which fair value has been below cost basis, the financial condition of the issuer and its ability and intent to hold the investment for a period of time which may be sufficient for anticipated recovery of market value. The Company's investments include certain highly-rated auction rate securities, totaling $5,392 and $8,795 at December 31, 2009 and 2008, respectively, which are structured with short-term interest rate reset dates of either 7 or 28 days, and contractual maturities that can be in excess of ten years. The Company evaluates its portfolio by continuing to monitor the credit rating and interest yields of these auction-rate securities and status of reset at each auction date.

Accounts Receivable

An allowance for doubtful accounts is calculated based on the aging of Atmel's accounts receivable, historical experience, and management judgment. Atmel writes off accounts receivable against the allowance when Atmel determines a balance is uncollectible and no longer actively pursues collection of the receivable. The Company recorded bad debt (recovery) expenses of $(3,066), $12,330 and $(212) in the years ended December 31, 2009, 2008 and 2007, respectively.

Inventories

Inventories are stated at the lower of standard cost (which approximates actual cost on a first-in, first-out basis for raw materials and purchased parts; and an average-cost basis for work in progress and finished goods) or market. Market is based on estimated net realizable value. The Company establishes provisions for lower of cost or market and excess and obsolescence write-downs. The determination of obsolete or excess inventory requires an estimation of the future demand for the Company's products and these reserves are recorded when the inventory on hand exceeds management's estimate of future demand for each product. Once the inventory is written down, a new cost basis is established and these inventory reserves are not relieved until the related inventory has been sold or scrapped.

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the following estimated useful lives:

Building and improvements	10 to 20 years
Machinery, equipment and software	2 to 5 years
Furniture and fixtures	5 years

Maintenance, repairs and minor upgrades are expensed as incurred.

Investments in Privately-Held Companies

Investments in privately-held companies are accounted for at historical cost or, if Atmel has significant influence over the investee, using the equity method of accounting. Atmel's proportionate share of income or losses from investments accounted for under the equity method, and any gain or loss on disposal, are recorded in interest and other (expenses) income, net. Investments in privately held companies are included in other assets on the Company's consolidated balance sheets.

For investments in privately-held companies, the Company monitors for impairment periodically and reduces their carrying values to fair value when the declines are determined to be other-than-temporary.

Revenue Recognition

The Company sells its products to OEMs and distributors and recognizes revenue when the rights and risks of ownership have passed to the customer, when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed or determinable, and collection of the resulting receivable is reasonably assured. Allowances for sales returns and other credits are recorded at the time of sale.

For sales to certain distributors (primarily based in the U.S. and Europe) with agreements allowing for price protection and product returns, the Company recognizes revenue at the time the distributor sells the product to its end customer. Revenue is not recognized upon shipment since, due to price protection rights, the sales price is not substantially fixed or determinable at that time. Additionally, these distributors have contractual rights to return products, up to a specified amount for a given period of time. Revenue is recognized when the distributor sells the product to an end-user, at which time the sales price becomes fixed. At the time of shipment to these distributors, the Company records a trade receivable for the selling price as there is a legally enforceable right to payment, relieves inventory for the carrying value of goods shipped since legal title has passed to the distributor, and records the gross margin in deferred income on shipments to distributors on the consolidated balance sheets. This balance represents the gross margin on the sale to the distributor; however, the amount of gross margin recognized by the Company in future periods could be less than the deferred margin as a result of price protection concessions related to market pricing conditions which are not estimable at the time of shipment. The Company does not reduce deferred margin by estimated price protection; instead, such price concessions are recorded when incurred, which is generally at the time the distributor sells the product to an end-user. Sales to certain other primarily non-U.S. based distributors (primarily based in Asia) carry either no or very limited rights of return. The Company has historically been able to estimate returns and other credits from these distributors and accordingly has historically recognized revenue from sales to these distributors upon shipment, with a related allowance for potential returns established at the time of sale.

Royalty Expense Recognition

The Company has entered into a number of technology license agreements with unrelated third parties. Generally, the agreements require a one-time or annual license fee. In addition, the Company may be required to pay a royalty on sales of certain products that are derived under these licensing arrangements. The royalty expense is accrued in cost of revenues over the period in which the revenues incorporating the technology are recognized, and is included in accrued and other liabilities on the consolidated balance sheets.

Grant Recognition

Subsidy grants from government organizations are amortized as a reduction of expenses over the period the related obligations are fulfilled. Recognition of future subsidy benefits will depend on either the Company's achievement of certain technical milestones or the achievement of certain capital investment spending and employment goals. The Company recognized the following amount of subsidy grant benefits as a reduction of either cost of revenues or research and development expenses, depending on the nature of the grant:

	Years Ended		
	December 31, 2009	December 31, 2008	December 31, 2007
		(In thousands)	
Cost of revenues	$ 58	$ 1,688	$ 1,685
Research and development expenses	11,198	21,603	18,038
Total	$11,256	$23,291	$19,723

The Company receives economic incentive grants and allowances from European governments targeted at increasing employment at specific locations. The subsidy grant agreements typically contain economic incentive and other covenants that must be met to receive and retain grant benefits. Noncompliance with the conditions of the grants could result in the forfeiture of all or a portion of any future amounts to be received, as well as the repayment of all or a portion of amounts received to date. In addition, the Company may need to record charges to reverse grant benefits recorded in prior periods as a result of changes to its plans for headcount, project spending, or capital investment at any of these specific locations. If the Company is unable to comply with any of the covenants in the grant agreements, its results of operations and financial position could be materially adversely affected. Refer to Note 15 for further discussion.

Advertising Costs

Atmel expenses all advertising costs as incurred. Advertising costs were not significant in the years ended December 31, 2009, 2008, or 2007.

Foreign Currency Translation

Most of Atmel's major international subsidiaries use their local currencies as their respective functional currencies. Financial statements of these foreign subsidiaries are translated into U.S. dollars at current rates, except that revenues, costs and expenses are translated at average current rates during each reporting period. The effect of translating the accounts of these foreign subsidiaries into U.S. dollars has been included in the consolidated statements of stockholders' equity and comprehensive (loss) income as a cumulative foreign currency translation adjustment. Gains and losses from remeasurement of assets and liabilities denominated in currencies other than the respective functional currencies are included in the consolidated statements of operations. Losses due to foreign currency remeasurement included in interest and other (expense) income, net for the years ended December 31, 2009, 2008 and 2007 were $6,651, $4,939 and $389, respectively.

Stock-Based Compensation

The Company determines the fair value of its stock-based payment awards on the date of grant utilizing an option-pricing model and is impacted by its common stock price as well as a change in assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to: expected common stock price volatility over the term of the option awards, as well as the projected employee option exercise behaviors (expected period between stock option grant date and stock option exercise date). For performance-based restricted stock units, the Company is required to assess the probability of achieving certain financial objectives at the end of each reporting period. Based on the assessment of this probability, the Company may record stock-based compensation expense. The fair value of a restricted stock unit is equivalent to the market price of the Company's common stock on the measurement date.

Valuation of Goodwill and Intangible Assets

The Company reviews goodwill and intangible assets with indefinite lives for impairment annually during the fourth quarter and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. Purchased intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives and are reviewed for impairment whenever events or changes in circumstances indicate that the Company may not be able to recover the asset's carrying amount. Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. The Company determines the fair value of its reporting unit based on an income approach, whereby it calculates the fair value of the reporting unit based on the present value of estimated future cash flows, which are formed by evaluating operating plans. Estimates of the future cash flows associated with the businesses are critical to these assessments. The assumptions used in the fair value calculation change from year to year and include revenue growth rates, operating margins, risk adjusted discount rates and future economic and market conditions. If the total future cash flows are less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Changes in these estimates based on changed economic conditions or business strategies could result in material impairment charges in future periods. The Company bases its fair value estimates on assumptions it believes to be reasonable. Actual future results may differ from those estimates. No impairment charges relating to goodwill and intangible assets were recorded in the years ended December 31, 2009, 2008 and 2007.

Certain Risks and Concentrations

Atmel sells its products primarily to OEMs and distributors in North America, Europe and Asia, generally without requiring any collateral. Atmel performs ongoing credit evaluations and maintains adequate allowances for potential credit losses. No single customer represented more than ten percent of accounts receivable as of December 31, 2009 and 2008, or net revenues for the years ended December 31, 2009, 2008 and 2007.

The semiconductor industry is characterized by rapid technological change, competitive pricing pressures and cyclical market patterns. The Company's financial results are affected by a wide variety of factors, including general economic conditions worldwide, economic conditions specific to the semiconductor industry, the timely implementation of new manufacturing process technologies and the ability to safeguard patents and intellectual property in a rapidly evolving market. In addition, the semiconductor market has historically been cyclical and subject to significant economic downturns at various times. As a result, Atmel may experience significant period-to-period fluctuations in future operating results due to the factors mentioned above or other factors. Atmel believes that its existing cash, cash equivalents and investments together with cash flow from operations, equipment lease financing and other short term borrowing, will be sufficient to support its liquidity and capital investment activities for the next twelve months.

Additionally, the Company relies on a limited number of contract manufacturers to provide assembly services for its products. The inability of a contract manufacturer or supplier to fulfill supply requirements of the Company could materially impact future operating results.

Income Taxes

Atmel's provision for income tax comprises its current tax liability and change in deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements using enacted tax rates and laws that will be in effect when the difference is expected to reverse. Valuation allowances are provided to reduce deferred tax assets to an amount that in management's judgment is more likely than not to be recoverable against future taxable income. No U.S. taxes are provided on earnings of non U.S. - subsidiaries, to the extent such earnings are deemed to be permanently invested.

Atmel's income tax calculations are based on application of the respective U.S. federal, state or foreign tax law. The Company's tax filings, however, are subject to audit by the respective tax authorities. Accordingly, the Company recognizes tax liabilities based upon its estimate of whether, and the extent to which, additional taxes will be due when such estimates are more-likely-than-not to be sustained. An uncertain income tax position will not be

recognized if it has less than a 50% likelihood of being sustained. To the extent the final tax liabilities are different than the amounts originally accrued, the increases or decreases are recorded as income tax expense or benefit in the consolidated statements of operations.

Long-Lived Assets

Atmel periodically evaluates the recoverability of its long-lived assets. Factors which could trigger an impairment review include the following: (i) significant negative industry or economic trends, (ii) exiting an activity in conjunction with a restructuring of operations, (iii) current, historical or projected losses that demonstrated continuing losses associated with an asset, (iv) significant decline in the Company's market capitalization for an extended period of time relative to net book value, (v) recent changes in the Company's manufacturing model, and (vi) management's assessment of future manufacturing capacity requirements. When the Company determines that there is an indicator that the carrying value of long-lived assets may not be recoverable, the assessment of possible impairment is based on the Company's ability to recover the carrying value of the asset from the expected future undiscounted pre-tax cash flows of the related operations. These estimates include assumptions about future conditions such as future revenues, gross margins, operating expenses, and the fair values of certain assets based on appraisals and industry trends. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between estimated fair value and carrying value. The measurement of impairment requires management to estimate future cash flows and the fair value of long-lived assets. The evaluation is performed at the lowest levels for which there are identifiable, independent cash flows.

Costs that the Company incurs to acquire completed product and process technology are capitalized and amortized on a straight-line basis over two to five years. Capitalized product and process technology costs are amortized over the shorter of the estimated useful life of the technology or the term of the technology agreement.

Net (Loss) Income Per Share

Basic net (loss) income per share is computed by using the weighted-average number of common shares outstanding during the period. Diluted net (loss) income per share is computed giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares consist of incremental common shares issuable upon exercise of stock options, upon vesting of restricted stock units, contingently issuable shares for all periods and assumed issuance of shares under employee stock purchase plan. No dilutive potential common shares were included in the computation of any diluted per share amount when a loss from continuing operations was reported by the Company. Income or loss from continuing operations is the "control number" in determining whether potential common shares are dilutive or anti-dilutive.

Product Warranties

The Company warrants finished goods against defects in material and workmanship under normal use and service typically for periods of 90 days to two years. A liability for estimated future costs under product warranties is recorded when products are shipped.

Research and Development

Costs incurred in the research and development of Atmel's products are expensed as incurred. Research and development expenses were $212,045, $260,310 and $272,041 in the years ended December 31, 2009, 2008 and 2007, respectively.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued the FASB Accounting Standards Codification (Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. The Codification is effective for financial statements issued for interim and annual periods ending after September 15,

2009. The Codification superseded all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification became non-authoritative. The Company has updated its disclosures to conform to the Codification in this Form 10-K for the year ended December 31, 2009.

In June 2009, the FASB also issued an amendment to the accounting and disclosure requirements for the consolidation of variable interest entities (VIEs). The elimination of the concept of a QSPE, removes the exception from applying the consolidation guidance within this amendment. This amendment requires an enterprise to perform a qualitative analysis when determining whether or not it must consolidate a VIE. The amendment also requires an enterprise to continuously reassess whether it must consolidate a VIE. Additionally, the amendment requires enhanced disclosures about an enterprise's involvement with VIEs and any significant change in risk exposure due to that involvement, as well as how its involvement with VIEs impacts the enterprise's financial statements. Finally, an enterprise will be required to disclose significant judgments and assumptions used to determine whether or not to consolidate a VIE. This amendment is effective for financial statements issued for fiscal years beginning after November 15, 2009. The Company is currently evaluating the potential impact, if any, of the adoption of this amendment on its consolidated results of operations and financial condition.

In April 2009, the FASB issued an amendment and clarification to address application issues regarding initial recognition and measurement, subsequent measurement and accounting and disclosure of assets and liabilities arising from contingencies in a business combination. The amendment is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Although the Company did not enter into any business combinations during 2009, the Company believes the amendment may have a material impact on the Company's future consolidated financial statements depending on the size and nature of any future business combinations that the Company may enter into.

Note 2 BALANCE SHEET DETAILS

Inventories are comprised of the following:

	December 31, 2009	December 31, 2008
	(In thousands)	
Raw materials and purchased parts	$ 11,525	$ 14,959
Work-in-progress	135,415	206,126
Finished goods	79,356	102,931
	$226,296	$324,016

As of December 31, 2009, $16,139 of inventory was classified as "current assets held for sale" in conjunction with the expected sale of the Company's fabrication facility in Rousset, France and is excluded from the table above (see Note 16).

Prepaids and other current assets consist of the following:

	December 31, 2009	December 31, 2008
	(In thousands)	
Value-added tax receivable	$21,106	$22,190
Deferred income tax assets	26,430	12,658
Grants receivable	4,898	5,645
Income tax receivable	3,717	7,735
Prepaid income taxes	3,077	4,759
Other	24,206	24,555
	$83,434	$77,542

Other assets consist of the following:

	December 31, 2009	December 31, 2008
	(In thousands)	
Investments in privately-held companies	$ 8,179	$ 8,282
Deferred income tax assets, net of current portion	2,988	3,921
Long-term investments (including auction-rate securities)	2,266	12,871
Other	10,573	10,453
	$24,006	$35,527

Accrued and other liabilities consist of the following:

	December 31, 2009	December 31, 2008
	(In thousands)	
Accrued salaries and benefits and other employee related	$ 45,675	$ 77,014
Advance payments from customer	10,000	10,000
Income taxes payable	5,441	4,689
Deferred income tax liability, current portion	4,158	2,731
Deferred grants	7,167	8,066
Grants to be repaid	15,058	13,303
Warranty accruals and accrued returns, royalties and licenses	11,549	15,248
Accrued restructuring	2,471	23,058
Acquisition-related payable (See Note 3)	3,871	14,072
Other	47,182	38,836
	$152,572	$207,017

Other long-term liabilities consist of the following:

	December 31, 2009	December 31, 2008
	(In thousands)	
Advance payments from customer	$ 34,668	$ 44,668
Income taxes payable	116,404	104,996
Accrued pension liability	24,154	26,043
Long-term technology license payable	10,740	13,850
Deferred income tax liability, non-current portion	12,566	11,630
Other	16,724	17,421
	$215,256	$218,608

Advance payments from customer relate to a supply agreement that the Company entered into with a specific customer in 2000. The supply agreement calls for the Company to make available to the customer a minimum quantity of products. Minimum repayments are required each year on these agreements, with additional payments to be made if the customer exceeds certain purchasing levels. As of December 31, 2009, the Company had remaining $44,668 in customer advances received, of which $10,000 is recorded in accrued and other liabilities and $34,668 in other long-term liabilities. Minimum payments required to be made annually are the greater of 15% of the value of product shipped to the customer or $10,000, until such time that the advances have been fully repaid. The Company repaid $10,000 in each of the three years ended December 31, 2009 under these agreements.

Also included in other long-term liabilities is a note payable to an entity in which the Company has an equity investment. The total outstanding amount due was $7,617, of which $6,959 is included in other long-term liabilities, and $658 is included in accounts payable at December 31, 2009 and $9,286, of which $6,784 is included in other

long-term liabilities, and $2,502 is included in accounts payable at December 31, 2008. In addition, the Company paid $7,804, $26,600 and $24,816 to this company in the years ended December 31, 2009, 2008 and 2007, respectively, relating to a cost sharing arrangement for facility services at its Heilbronn, Germany facility.

Note 3 BUSINESS COMBINATION

On March 6, 2008, the Company completed its acquisition of Quantum Research Group Ltd. ("Quantum"), a supplier of capacitive sensing IP solutions. The Company acquired all outstanding shares as of the acquisition date and Quantum became a wholly-owned subsidiary of Atmel.

The total purchase price of the acquisition was as follows:

	(In thousands)
Cash	$ 88,106
Fair value of common stock issued	405
Direct transaction costs	7,345
	95,856
Adjustments for contingent consideration met	8,684
Total estimated purchase price	$104,540

Of the $88,106 cash paid to the former Quantum stockholders on the closing date of the acquisition, $13,000 was placed in an escrow account for the satisfaction of any outstanding obligations related to certain representations and warranties included in the acquisition agreement and released 18 months from the closing date. As part of the purchase price, the Company also issued 126 shares of its common stock to a Quantum shareholder, which was valued at $405.

In the year ended December 31, 2008, the Company paid $98,585 in cash for the acquisition of Quantum, consisting of the purchase price of $104,540, less fair value of common stock issued of $405, cash acquired of $2,188 and a payment of $3,362 related to the contingent escrow payments described above which was paid in the three months ended March 31, 2009.

The excess of the purchase price over the tangible and identifiable intangible assets acquired and liabilities assumed has been allocated to goodwill. Goodwill is not deductible for tax purposes.

The purchase price was allocated as follows as of the closing date of the acquisition:

	March 6, 2008
	(In thousands)
Goodwill	$59,215
Other intangible assets	31,002
Tangible assets acquired and liabilities assumed:	
Cash and cash equivalents	2,188
Accounts receivable	3,070
Inventory	966
Prepaids and other current assets	149
Fixed assets	455
Trade accounts payable	(1,013)
Accrued liabilities	(1,223)
In-process research and development	1,047
	$95,856

The Company has no goodwill other than that arising from its Quantum acquisition. The following table summarizes the activity related to the goodwill balance from the acquisition date to December 31, 2009.

	December 31, 2008	Cumulative Translation Adjustments	December 31, 2009
		(In thousands)	
Goodwill	$51,010	$5,398	$56,408

	March 6, 2008	Contingent Consideration Met	Cumulative Translation Adjustments	December 31, 2008
		(In thousands)		
Goodwill	$59,215	$8,684	$(16,889)	$51,010

The goodwill amount is not subject to amortization and is included in the Company's Microcontroller segment. It is tested for impairment annually in the fourth quarter and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable.

The Company performs its annual goodwill impairment analysis in the fourth quarter of each year. Based on its 2009 impairment assessment, the Company concluded that the fair value of the reporting unit containing the goodwill balance exceeded its carrying value; therefore, there was no impairment of the goodwill balance.

The following table summarizes the activity related to the gross amount of the Quantum-related other intangible assets from the acquisition date to December 31, 2009 are as follows:

	December 31, 2008	Cumulative Translation Adjustments	December 31, 2009
		(In thousands)	
Other intangible assets:			
Customer relationships	$15,788	$(361)	$15,427
Developed technology	5,064	(116)	4,948
Tradename	869	(20)	849
Non-compete agreement	729	77	806
Backlog	346	37	383
	$22,796	$(383)	$22,413

	March 6, 2008	Cumulative Translation Adjustments	December 31, 2008
		(In thousands)	
Other intangible assets:			
Customer relationships	$21,482	$(5,694)	$15,788
Developed technology	6,880	(1,816)	5,064
Tradename	1,180	(311)	869
Non-compete agreement	990	(261)	729
Backlog	470	(124)	346
	$31,002	$(8,206)	$22,796

The Company has estimated the fair value of the Quantum-related other intangible assets using the income approach and these identifiable intangible assets are subject to amortization. The following table sets forth the components of the identifiable intangible assets subject to amortization as of December 31, 2009, which are being amortized on a straight-line basis:

	Gross Value	Accumulated Amortization	Net	Estimated Useful Life
	(In thousands, except for years)			
Other intangible assets:				
Customer relationships	$15,427	$(5,657)	$ 9,770	5 years
Developed technology	4,948	(1,814)	3,134	5 years
Tradename	849	(849)	—	3 years
Non-compete agreement	806	(296)	510	5 years
Backlog	383	(383)	—	< 1 year
	$22,413	$(8,999)	$13,414	

Customer relationships represent future projected net revenues that will be derived from sales of current and future versions of existing products that will be sold to existing customers. Developed technology represents a combination of processes, patents and trade secrets developed through years of experience in design and development of the products. Trade name represents the Quantum brand that the Company does not intend to use in future capacitive sensing products. Non-compete agreement represents the fair value to the Company from agreements with certain former Quantum executives to refrain from competition for a number of years. Backlog represents committed orders from customers as of the closing date of the acquisition.

The Company recorded the following acquisition-related charges in the consolidated statements of operations in the years ended December 31, 2009 and 2008, respectively:

	Years Ended	
	December 31, 2009	December 31, 2008
	(In thousands)	
Amortization of intangible assets	$ 4,917	$ 5,556
In-process research and development	—	1,047
Compensation-related expense — cash	3,871	10,710
Compensation-related expense — stock	7,561	6,301
	$16,349	$23,614

The Company recorded amortization of intangible assets of $4,917 and $5,556 in the years ended December 31, 2009 and 2008, respectively, associated with customer relationships, developed technology, trade name, non-compete agreements and backlog.

In the year ended December 31, 2008, the Company recorded a charge of $1,047 associated with acquired in-process research and development ("IPR&D"), in connection with the acquisition of Quantum. No IPR&D charges were recorded in the year ended December 31, 2009.

The Company also agreed to compensate former key executives of Quantum, contingent upon continuing employment determined at various dates over a three year period. The Company has agreed to pay up to $15,049 in cash and issue 5,319 shares of the Company's common stock valued at $17,285, based on the Company's closing stock price on March 4, 2008. These amounts are being accrued over the employment period on a graded vested basis. As a result, in the year ended December 31, 2009 and 2008, the Company recorded compensation-related expenses of $11,432, which are payable in cash of $3,871 and stock of $7,561, and $17,011, which is payable in cash of $10,710 and stock of $6,301. The Company made cash payments of $10,694 to the former Quantum employees in the year ended December 31, 2009.

Pro Forma Results

Pro forma consolidated statements of operations have not been presented because Quantum's historical financial results were not material to the Company's consolidated statements of operations for the period from January 1, 2008 through March 6, 2008.

Note 4 INVESTMENTS

Investments at December 31, 2009 and 2008 are primarily comprised of corporate equity securities, U.S. and foreign corporate debt securities, guaranteed variable annuities and auction-rate securities.

All marketable securities are deemed by management to be available-for-sale and are reported at fair value, with the exception of certain auction-rate securities as described below. Net unrealized gains or losses that are not deemed to be other than temporary are reported within stockholders' equity on the Company's consolidated balance sheets as a component of accumulated other comprehensive income. Gross realized gains or losses are recorded based on the specific identification method. In the years ended December 31, 2009, 2008 and 2007, the Company's gross realized gains or losses on short-term investments were not material. The Company's investments are further detailed in the table below:

	December 31, 2009		December 31, 2008	
	Book Value	Fair Value	Book Value	Fair Value
	(In thousands)			
Corporate equity securities	$ 87	$ 132	$ 87	$ 165
Auction-rate securities	5,370	5,392*	8,795	8,795*
Corporate debt securities and other obligations	33,506	35,373	34,089	35,618
	$38,963	$40,897	$42,971	$44,578
Unrealized gains	1,987		1,721	
Unrealized losses	(53)		(114)	
Net unrealized gains	1,934		1,607	
Fair value	$40,897		$44,578	
Amount included in short-term investments		$38,631		$31,707
Amount included in other assets		2,266		12,871
		$40,897		$44,578

* Includes the fair value of the Put Option of $98 and $323 at December 31, 2009 and 2008, respectively, related to an offer from UBS to purchase auction-rate securities of $3,150 and $6,575 at December 31, 2009 and 2008, respectively.

In the year ended December 31, 2009, auctions for the Company's auction-rate securities have continued to fail and as a result these securities have continued to be illiquid. The Company concluded that $2,220 (book value) of these securities are unlikely to be liquidated within the next twelve months and classified these securities as long-term investments, which is included in other assets on the consolidated balance sheets.

In the year ended December 31, 2008, the Company recorded an impairment charge of $530 on auction-rate securities. The Company believes this loss to be other than temporary due to the Company's inability to liquidate these securities at par value in the foreseeable future.

In October 2008, the Company accepted an offer from UBS Financial Services Inc. ("UBS") to purchase the Company's certain auction-rate securities of $3,150 at par value (the "Put Option") at any time during a two-year time period from June 30, 2010 to July 2, 2012. As a result of this offer, the Company expects to sell the securities to UBS at par value on June 30, 2010. The Company elected to measure the Put Option under the fair value option and recorded a corresponding short-term investment as of December 31, 2009, which is included within the auction-rate

securities balance for presentation purposes. As a result of accepting the offer, the Company reclassified these auction-rate securities from available-for-sale to trading securities.

Contractual maturities (at book value) of available-for-sale debt securities as of December 31, 2009, were as follows:

	(In thousands)
Due within one year	$28,338
Due in 1-5 years	8,318
Due in 5-10 years	—
Due after 10 years	2,220
Total	$38,876

Atmel has classified all investments with maturity dates of 90 days or more as short-term as it has the ability and intent to redeem them within the year.

Note 5 FIXED ASSETS

Fixed assets consist of the following:

	December 31, 2009	December 31, 2008
	(In thousands)	
Land	$ 27,643	$ 27,475
Buildings and improvements	539,670	604,608
Machinery and equipment	758,386	1,371,793
Furniture and fixtures	153,025	159,146
Construction-in-progress	4,160	1,682
	$ 1,482,884	$ 2,164,704
Less: Accumulated depreciation and amortization	(1,279,665)	(1,781,597)
	$ 203,219	$ 383,107

Depreciation expense on fixed assets for the years ended December 31 2009, 2008 and 2007, was $60,610, $124,883 and $124,064, respectively. Fixed assets include building and improvements, and machinery and equipment acquired under capital leases of $76,690 and $76,087 at December 31, 2009 and 2008, respectively, with accumulated depreciation of $44,092 and $42,930, respectively.

As of December 31, 2009, fixed assets classified as "non-current assets held for sale" on the consolidated balance sheet in conjunction with the expected sale of the Company's fabrication facility in Rousset, France totaled $83,260 and is excluded from the table above.

The Company assesses the recoverability of long-lived assets with finite useful lives whenever events or changes in circumstances indicate that the Company may not be able to recover the asset's carrying amount. The Company measures the amount of impairment of such long-lived assets by the amount by which the carrying value of the asset exceeds the fair market value of the asset, which is generally determined based on projected discounted future cash flows or appraised values. In the year ended December 31, 2009, the Company recorded an impairment charge of $79,841 related to the proposed sale of its Rousset, France manufacturing operation (see Note 16 for further discussion). In the year ended December 31, 2008, the Company recorded an impairment charge of $7,969 for the sale of its Heilbronn, Germany manufacturing facility, calculated as the difference between the estimated fair value of approximately $6,773, less selling costs related to legal, commissions and other direct incremental costs of $4,944, compared to a carrying value of approximately $9,798.

Note 6 INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of technology licenses and acquisition-related intangible assets as follows:

	December 31, 2009	December 31, 2008
	(In thousands)	
Core/licensed technology	$ 90,718	$ 84,718
Accumulated amortization	(74,291)	(69,208)
Total technology licenses	16,427	15,510
Acquisition-related intangible assets	22,413	22,796
Accumulated amortization	(8,999)	(4,185)
Total acquisition-related intangible assets	13,414	18,611
Total intangible assets, net	$ 29,841	$ 34,121

Amortization expense for technology licenses in the years ended December 31, 2009, 2008 and 2007 totaled $5,094, $4,357 and $4,709, respectively. Amortization expense for acquisition-related intangible assets of $4,917 and $5,556 in the years ended December 31, 2009 and 2008, respectively. There were no amortization expenses for acquisition-related intangible assets in the years ended December 31, 2007.

The following table presents the estimated future amortization of the technology licenses and acquisition-related intangible assets:

Years Ending December 31:	Technology Licenses	Acquisition-Related Intangible Assets	Total
		(In thousands)	
2010	$ 5,417	$ 4,236	$ 9,653
2011	4,719	4,236	8,955
2012	4,353	4,236	8,589
2013	1,938	706	2,644
Total future amortization	$16,427	$13,414	$29,841

Note 7 BORROWING ARRANGEMENTS

Information with respect to the Company's debt and capital lease obligations as of December 31, 2009 and 2008 is shown in the following table:

	December 31, 2009	December 31, 2008
	(In thousands)	
Various interest-bearing notes and term loans	$ 3,484	$ 2,835
Bank lines of credit	80,000	125,000
Capital lease obligations	11,442	17,206
Total	$ 94,926	$ 145,041
Less: current portion of long-term debt and capital lease obligations	(85,462)	(131,132)
Long-term debt and capital lease obligations due after one year	$ 9,464	$ 13,909

Maturities of long-term debt and capital lease obligations are as follows:

Years Ending December 31:	(In thousands)
2010	$86,303
2011	4,910
2012	1,263
2013	—
2014	—
Thereafter	3,484
	95,960
Less: amount representing interest	(1,034)
Total	$94,926

On March 15, 2006, the Company entered into a five-year asset-backed credit facility for up to $165,000 with certain European lenders. This facility is secured by the Company's non-U.S. trade receivables. At December 31, 2009, the amount outstanding under this facility was $80,000. In June 2009, the Company repaid $20,000 under this line of credit as its eligible non-U.S. trade receivables declined. The eligible non-US trade receivables were $94,472 at December 31, 2009. Borrowings under the facility bear interest at LIBOR plus 2% per annum (approximately 2.23% based on the one month LIBOR at December 31, 2009), while the undrawn portion is subject to a commitment fee of 0.375% per annum. The outstanding balance is subject to repayment in full on the last day of its interest period (every two months). The terms of the facility subject the Company to certain financial and other covenants and cross-default provisions. The Company was in compliance with its financial covenants as of December 31, 2009. On November 6, 2009, the Company reduced the credit facility to $125,000 from $165,000. Commitment fees and amortization of up-front fees paid related to the facility in the years ended December 31, 2009, 2008 and 2007 totaled $1,179, $1,183 and $1,392, respectively, and are included in interest and other (expense) income, net, in the consolidated statements of operations. The outstanding balance under this facility is classified within bank lines of credit in the summary debt table above.

In December 2004, the Company established a $25,000 revolving line of credit with a domestic bank, which was extended until September 2009. The interest rate on the revolving line of credit was either the lower of the domestic bank's prime rate or LIBOR plus 2%. The revolving line of credit was secured by the Company's U.S. trade receivables and requires the Company to meet certain financial ratios and to comply with other covenants on a periodic basis. In February 2009, the Company repaid $3,500 and the remaining $21,500 was repaid on September 30, 2009 when the revolving line of credit matured.

Of the Company's remaining outstanding debt obligations of $14,926 as of December 31, 2009, $11,442 are classified as capital leases and $3,484 as interest bearing notes in the summary debt table.

Included within the Company's outstanding debt obligations are $90,494 of variable-rate debt obligations where the interest rates are based on the Prime Rate, LIBOR index plus 2.0% or the short-term EURIBOR index plus a spread ranging from 0.9% to 2.25%. Approximately $80,000 of the Company's total debt obligations at December 31, 2009 have cross default provisions.

Note 8 STOCK-BASED COMPENSATION

Option and Employee Stock Purchase Plans

The 2005 Stock Plan was approved by stockholders on May 11, 2005. As of December 31, 2009, 114,000 shares were authorized for issuance under the 2005 Stock Plan, and 28,478 shares of common stock remained available for grant. Under Atmel's 2005 Stock Plan, Atmel may issue common stock directly, grant options to purchase common stock or grant restricted stock units payable in common stock to employees, consultants and directors of Atmel. Options, which generally vest over four years, are granted at fair market value on the date of the grant and generally expire ten years from that date.

Activity under Atmel's 2005 Stock Plan is set forth below:

	Available for Grant	Outstanding Options Number of Options	Outstanding Options Exercise Price Per Share	Weighted-Average Exercise Price Per Share
	(In thousands, except per share data)			
Balances, December 31, 2006	**13,300**	**31,320**	**$1.68-$24.44**	**$5.79**
Restricted stock units issued	(4,130)	—	—	—
Options granted	(7,195)	7,195	$ 4.35-$6.05	4.99
Options cancelled/expired/forfeited	4,129	(4,129)	$1.68-$24.44	7.24
Options exercised	—	(3,604)	$ 1.68-$5.75	2.54
Balances, December 31, 2007	**6,104**	**30,782**	**$1.68-$24.44**	**$5.81**
Authorized additional shares available for grant	58,000	—	—	—
Restricted stock units issued	(8,098)	—	—	—
Performance-based restricted stock units issued	(9,914)	—	—	—
Adjustment for restricted stock units issued	(14,049)	—	—	—
Options granted	(5,150)	5,150	$ 3.24-$4.37	3.70
Options cancelled/expired/forfeited	3,293	(3,293)	$1.98-$24.44	6.52
Options exercised	—	(1,376)	$ 1.68-$4.19	2.32
Balances, December 31, 2008	**30,186**	**31,263**	**$1.68-$24.44**	**$5.54**
Restricted stock units issued	(8,951)	—	—	—
Performance-based restricted stock units issued	(83)	—	—	—
Adjustment for restricted stock units issued	(7,046)	—	—	—
Restricted stock units cancelled	1,766	—	—	—
Adjustment for restricted stock units cancelled	1,377	—	—	—
Options granted	(3,167)	3,167	$ 3.49-4.43	4.31
Options cancelled/expired/forfeited	14,396	(14,396)	$ 1.80-24.44	7.02
Options exercised	—	(1,206)	$ 1.80-4.35	2.71
Balances, December 31, 2009	**28,478**	**18,828**	**$1.68-$24.44**	**$4.38**

Restricted stock units are granted from the pool of options available for grant. On May 14, 2008, the Company's stockholders approved an amendment to its 2005 Stock Plan whereby every share underlying restricted stock, restricted stock units (including performance-based restricted stock units), and stock purchase rights issued on or after May 14, 2008 will be counted against the numerical limit for options available for grant as 1.78 shares in the table above. If shares issued pursuant to any restricted stock, restricted stock unit, and stock purchase right agreements are forfeited or repurchased by the Company and would otherwise return to the 2005 Stock Plan, 1.78 times the number of shares will return to the plan and will again become available for issuance. The Company issued 25,280 restricted stock units from May 14, 2008 to December 31, 2009, resulting in a reduction of 44,998 shares available for grant under the 2005 Stock Plan.

Restricted Stock Units

Activity related to restricted stock units is set forth below:

	Number of Shares	Weighted-Average Fair Value Per Share
	(In thousands, except per share data)	
Restricted stock units issued	4,280	$5.28
Restricted stock units vested	(312)	4.72
Balance, December 31, 2007	**3,968**	**5.32**
Restricted stock units issued	8,098	4.27
Performance-based restricted stock units issued	9,914	3.94
Restricted stock units vested	(1,558)	4.12
Balance, December 31, 2008	**20,422**	**4.33**
Restricted stock units issued	8,951	4.18
Performance-based restricted stock units issued	83	3.63
Restricted stock units vested	(3,646)	3.83
Restricted stock units cancelled	(750)	3.90
Performance-based restricted stock units cancelled	(1,016)	3.78
Balance, December 31, 2009	**24,044**	**$4.38**

During the year ended December 31, 2009, 3,646 restricted stock units vested, including 1,277 units withheld for taxes. These vested restricted stock units had a weighted-average fair value of $3.83 on the vesting dates. As of December 31, 2009, total unearned stock-based compensation related to nonvested restricted stock units previously granted (including performance-based restricted stock units) was approximately $73,301, excluding forfeitures, and is expected to be recognized over a weighted-average period of 3.0 years.

During the year ended December 31, 2008, 1,558 restricted stock units vested, including 456 units withheld for taxes. These vested restricted stock units had a weighted-average fair value of $4.12 on the vesting dates. As of December 31, 2008, total unearned stock-based compensation related to nonvested restricted stock units previously granted was approximately $79,894, excluding forfeitures, and is expected to be recognized over a weighted-average period of 3.1 years.

During the year ended December, 31, 2007, 312 restricted stock units vested. These vested restricted stock units had a weighted-average fair value of $4.72 on the vesting dates.

In the year ended December 31, 2008, the Company issued performance-based restricted stock units to eligible employees for a maximum of 9,914 shares of the Company's common stock under the 2005 Stock Plan. In the year ended December 31, 2009, the Company issued performance-based restricted stock units to eligible employees for a maximum of 83 shares of the Company's common stock. These restricted stock units vest only if the Company achieves certain quarterly operating margin performance criteria over the performance period of July 1, 2008 to December 31, 2012. In the three months ended June 30, 2009, the performance period was extended by one additional year to December 31, 2012 which is considered a modification to the performance-based restricted stock units. Until restricted stock units are vested, they do not have the voting rights of common stock and the shares underlying the awards are not considered issued and outstanding. The Company recognizes the stock-based compensation expense for its performance-based restricted stock units when management believes it is probable that the Company will achieve the performance criteria. If achieved, the award vests over a specified remaining performance period. If the performance goals are not met, no compensation expense is recognized and any previously recognized compensation expense is reversed. The expected cost of each award is reflected over the performance period and is reduced for estimated forfeitures. The Company recorded a credit of $2,092 in the three months ended March 31, 2009 related to the reversal of previously recorded stock-based compensation expense based on management's estimate that the probability of achieving the performance criteria was highly uncertain. However, in the fourth quarter of 2009, after significant improvement to operating results and customer order rates,

the Company recorded stock-based compensation expense of $2,621, as the Company re-assessed the probability of achieving the performance criteria and estimated that it is probable a portion of the performance criteria will be achieved by December 31, 2012.

The following table summarizes the stock options outstanding at December 31, 2009:

	Options Outstanding				Options Exercisable			
Range of Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Term (Years)	Weighted-Average Exercise Price	Aggregate Intrinsic Value	Number Exercisable	Weighted-Average Remaining Contractual Term (Years)	Weighted-Average Exercise Price	Aggregate Intrinsic Value
	(In thousands, except per share prices and life data)							
$1.68-2.85	1,888	3.51	$ 2.20	$ 4,545	1,887	3.51	$ 2.20	$4,545
2.90-3.29	2,318	6.40	3.26	3,126	1,718	5.74	3.27	2,307
3.32-3.70	1,906	8.13	3.34	2,421	979	7.98	3.35	1,232
3.86-4.20	2,050	8.72	4.16	907	661	8.69	4.16	295
4.23-4.43	3,321	8.21	4.34	895	478	7.83	4.35	121
4.56-4.89	2,895	6.97	4.81	2	2,073	6.84	4.82	2
4.92-5.75	2,319	6.02	5.38	—	1,683	5.92	5.48	—
5.85-7.76	1,908	6.45	6.37	—	1,389	6.29	6.41	—
8.02-21.47	221	1.02	13.10	—	221	1.02	13.10	—
24.44-24.44	2	0.21	24.44	—	2	0.21	24.44	—
	18,828	**6.83**	**$ 4.38**	**$11,896**	**11,091**	**5.93**	**$ 4.41**	**$8,502**

The number of options exercisable under Atmel's stock option plans at December 31, 2009, 2008 and 2007 were 11,100, 17,591 and 15,568, respectively. During the years ended December 31, 2009, 2008 and 2007, the number of stock options that were forfeited, but were not available for future stock option grants due to the expiration of these shares under the 1986 Stock Plan were not material.

During the years ended December 31, 2009, 2008 and 2007, the number of stock options that were exercised were 1,206, 1,376 and 3,604, respectively, which had a total intrinsic value at the date of exercise of $1,525, $1,332 and $10,488, respectively, and had an aggregate exercise price of $3,263, $3,188 and $9,160, respectively.

On August 3, 2009, the Company commenced an exchange offer whereby eligible employees were given the opportunity to exchange some or all of their outstanding stock options with an exercise price greater than $4.69 per share (which was equal to the 52-week high of the Company's per share stock price as of the start of the offer) that were granted on or before August 3, 2008, whether vested or unvested, for restricted stock units or, for certain employees, a combination of restricted stock units and stock options and the exchange ratio was based on the per share exercise price of the eligible stock options. The Company completed the exchange offer on August 28, 2009, under which 9,484 stock options were exchanged for 1,354 stock options and 2,297 restricted stock units. The modification of these stock options did not result in a material charge to the Company's financial results in the year ended December 31, 2009.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Years Ended		
	December 31, 2009	December 31, 2008	December 31, 2007
Risk-free interest rate	2.38%	3.00%	4.26%
Expected life (years)	5.58	5.58	5.68
Expected volatility	55%	55%	59%
Expected dividend yield	—	—	—

The Company's weighted-average assumptions for the years ended December 31, 2009, 2008 and 2007 were determined in accordance with the accounting standard on stock-based compensation and are further discussed below.

historical exercise and expected post-vesting employment-termination behavior. The expected life of employee stock options impacts all underlying assumptions used in the Company's Black-Scholes option-pricing model, including the period applicable for risk-free interest and expected volatility.

The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected life of the Company's employee stock options.

The Company calculates the historic volatility over the expected life of the employee stock options and believes this to be representative of the Company's expectations about its future volatility over the expected life of the option.

The dividend yield assumption is based on the Company's history and expectation of dividend payouts.

The weighted-average estimated fair value of options granted in the years ended December 31, 2009, 2008 and 2007 was $2.25, $1.95 and $2.86, respectively.

Employee Stock Purchase Plan

Under the 1991 Employee Stock Purchase Plan ("ESPP"), qualified employees are entitled to purchase shares of Atmel's common stock at the lower of 85 percent of the fair market value of the common stock at the date of commencement of the six-month offering period or at the last day of the offering period. Purchases are limited to 10 percent of an employee's eligible compensation. There were 2,139 and 2,431 shares purchased under the ESPP in the years ended December 31, 2009 and 2008 at an average price per share of $3.03 and $3.02, respectively. There were no purchases under the ESPP in the year ended December 31, 2007. Of the 42,000 shares authorized for issuance under this plan, 4,751 shares were available for issuances at December 31, 2009.

The fair value of each purchase under the ESPP is estimated on the date of the beginning of the offering period using the Black-Scholes option pricing model. The following assumptions were utilized to determine the fair value of the Company's ESPP shares:

	Years Ended		
	December 31, 2009	**December 31, 2008**	**December 31, 2007**
Risk-free interest rate	0.35%	2.08%	4.09%
Expected life (years)	0.50	0.50	0.50
Expected volatility	73%	39%	34%
Expected dividend yield	—	—	—

The weighted-average fair value of the rights to purchase shares under the ESPP for offering periods started in the years ended December 31, 2009, 2008 and 2007 was $0.86, $0.75 and $0.95, respectively. Cash proceeds for the issuance of shares under the ESPP were $6,483, $7,332 and $0 in the years ended December 31, 2009, 2008 and 2007, respectively.

The components of the Company's stock-based compensation expense, net of amount capitalized in inventory, in the years ended December 31, 2009, 2008 and 2007 are summarized below:

	Years Ended		
	December 31, 2009	December 31, 2008	December 31, 2007
		(In thousands)	
Employee stock options	$11,419	$15,126	$12,844
Employee stock purchase plan	2,208	1,721	613
Restricted stock units	16,542	12,645	3,331
Amounts capitalized in inventory	(111)	(356)	(136)
	$30,058	$29,136	$16,652

The accounting standard on stock-based compensation requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow. The future realizability of tax benefits related to stock compensation is dependent upon the timing of employee exercises and future taxable income, among other factors. The Company did not realize any tax benefit from the stock-based compensation expense incurred in the years ended December 31, 2009, 2008 and 2007, as the Company believes it is more likely than not that it will not realize the benefit from tax deductions related to equity compensation.

The following table summarizes the distribution of stock-based compensation expense related to employee stock options, restricted stock units and employee stock purchases in the years ended December 31, 2009, 2008 and 2007:

	Years Ended		
	December 31, 2009	December 31, 2008	December 31, 2007
		(In thousands)	
Cost of revenues	$ 4,831	$ 4,259	$ 1,966
Research and development	12,088	11,746	4,601
Selling, general and administrative	13,139	13,131	10,085
Total stock-based compensation expense, before income taxes	30,058	29,136	16,652
Tax benefit	—	—	—
Total stock-based compensation expense, net of income taxes	$30,058	$29,136	$16,652

The table above excluded stock-based compensation of $7,561 and $6,301 in the years ended December 31, 2009 and 2008, respectively, for former Quantum executives related to the acquisition, which are classified within acquisition-related charges in the consolidated statements of operations.

There was no non-employee stock-based compensation expense in the years ended December 31, 2009, 2008 and 2007.

As of December 31, 2009, total unearned compensation expense related to nonvested stock options was approximately $20,300, excluding forfeitures, and is expected to be recognized over a weighted-average period of 2.0 years.

Tender Offer

In December 2007, the Company completed a tender offer to amend certain stock options that had original exercise prices per share that were less than the fair market value per share of the Company's common stock underlying the stock option on the stock option's grant date, as determined by the Company for financial accounting purposes. Pursuant to the terms of the tender offer, the Company accepted for amendment stock options to purchase an aggregate of 942 shares of the Company's common stock, of which options to purchase 426 shares of the

Company's common stock were amended by delaying the ability of the option holder to exercise the stock option, and stock options to purchase 516 shares of the Company's common stock were amended by increasing the exercise price per share to the fair market value of a share of the Company's common stock on the stock option's measurement date. The tender offer represented modifications to the affected stock options but resulted in no incremental charges for the year ended December 31, 2007.

Note 9 STOCKHOLDER RIGHTS PLAN

In September 1998, the Board of Directors approved a stockholder rights plan, and in October 1999, the Board of Directors approved the Amended and Restated Preferred Shares Rights Agreement, dated as of October 18, 1999, as amended November 10, 2008 (the "Rights Agreement"), by and between the Company and EquiServe, L.P., as successor to BankBoston, N.A., under which stockholders of record on September 16, 1998 received rights ("Rights") to purchase one-thousandth of a share of Atmel's Series A preferred stock for each outstanding share of Atmel's common stock. The Rights Agreement expired in October 2009.

Note 10 ACCUMULATED OTHER COMPREHENSIVE INCOME

Comprehensive (loss) income is defined as a change in equity of a company during a period, from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. The primary difference between net (loss) income and comprehensive (loss) income for Atmel arises from foreign currency translation adjustments, actuarial gains related to defined benefit pension plans and net unrealized gains (losses) on investments. The components of accumulated other comprehensive income at December 31, 2009 and December 31, 2008, net of tax, are as follows:

	December 31, 2009	December 31, 2008
	(In thousands)	
Foreign currency translation	$135,839	$110,108
Actuarial gains related to defined benefit pension plans	2,697	2,284
Net unrealized gains on investments	1,934	1,607
Total accumulated other comprehensive income	$140,470	$113,999

The components of comprehensive (loss) income are shown in the consolidated statements of stockholders' equity and comprehensive (loss) income.

Note 11 COMMITMENTS AND CONTINGENCIES

Commitments

Leases

The Company leases its domestic and foreign sales offices under non-cancelable operating leases. These leases contain various expiration dates and renewal options. The Company also leases certain manufacturing equipment and software licenses under operating leases. Total rental expense for the years ended December 31, 2009, 2008 and 2007 was $19,940, $24,372 and $28,966, respectively.

The Company also enters into capital leases to finance machinery and equipment. The capital leases are collateralized by the financed assets. At December 31, 2009, no unutilized equipment lease lines were available to borrow under these arrangements.

Aggregate non-cancelable future minimum rental payments under operating and capital leases are as follows:

Years Ending December 31:	Operating Leases, Net	Capital Leases
	(In thousands)	
2010	$14,750	$ 5,940
2011	11,093	4,910
2012	8,168	1,263
2013	1,983	—
2014	1,113	—
Thereafter	281	—
	$37,388	12,113
Less: amount representing interest		(671)
Total capital lease		11,442
Less: current portion		(5,462)
Capital lease due after one year		$ 5,980

Indemnifications

As is customary in the Company's industry, as provided for in local law in the United States and other jurisdictions, the Company's standard contracts provide remedies to its customers, such as defense, settlement, or payment of judgment for intellectual property claims related to the use of the Company's products. From time to time, the Company will indemnify customers against combinations of loss, expense, or liability arising from various trigger events related to the sale and the use of the Company's products and services, usually up to a specified maximum amount. In addition, the Company has entered into indemnification agreements with its officers and directors, and the Company's bylaws permit the indemnification of the Company's agents. In the Company's experience, claims made under such indemnifications are rare and the associated estimated fair value of the liability is not material.

Subject to certain limitations, the Company is obligated to indemnify certain current and former directors, officers and employees in connection with litigation related to the timing of stock option grants awaded by Atmel. These obligations arise under the terms of the Company's certificate of incorporation, its bylaws, applicable contracts, and Delaware and California law. The obligation to indemnify in connection with this litigation generally means that the Company is required to pay or reimburse the individuals' reasonable legal expenses incurred in defense of these matters. The Company is currently paying or reimbursing legal expenses being incurred in connection with these matters by its current and former directors, officers and employees.

Subject to certain limitations, the Company also was obligated to indemnify its current directors in connection with the Microchip offer shareholder litigation. These obligations arose under the terms of the Company's certificate of incorporation, its bylaws, applicable contracts, and Delaware and California law. The obligation to indemnify meant that the Company was required to pay or reimburse the directors' reasonable legal expenses and certain other obligations incurred in connection with this litigation. The Company paid or reimbursed such legal expenses and other obligations incurred in connection with these matters by its directors.

Purchase Commitments

At December 31, 2009, the Company had certain commitments which were not included in the consolidated balance sheet at that date. These include outstanding capital purchase commitments of $2,925, total future operating lease commitments of $37,388, and a purchase commitment for product wafer purchases of approximately $78,805.

Contingencies

Litigation

The Company is party to various legal proceedings. While management currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on the Company's financial position or overall trends in results of operations, litigation is subject to inherent uncertainties. If an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on the results of operations, cash flows and financial position of Atmel. The estimate of the potential impact on the Company's financial position or overall results of operations or cash flows for the legal proceedings described below could change in the future. The Company has accrued for losses related to litigation that the Company considers probable and for which the loss can be reasonably estimated.

From July through September 2006, six stockholder derivative lawsuits were filed (three in the U.S. District Court for the Northern District of California and three in Santa Clara County Superior Court) by persons claiming to be Company stockholders and purporting to act on Atmel's behalf, naming Atmel as a nominal defendant and some of its current and former officers and directors as defendants. Additional derivative actions were filed in the United States District Court for the Northern District of California (later consolidated with the previously-filed federal derivative actions) and the Delaware Chancery Court. All the suits contain various causes of action relating to the timing of stock option grants awarded by Atmel. In June 2008, the federal district court denied the Company's motion to dismiss for failure to make a demand on the board, and granted in part and denied in part motions to dismiss filed by the individual defendants. On December 18, 2009, the federal district court preliminarily approved a partial global settlement of these actions, and several other actions seeking to compel inspection of Company books and records. The settlement remains subject to final court approval and, among other things, resolves all claims against all defendants, except Atmel's former general counsel James Michael Ross, related to the allegations and/or matters set forth in all the derivative actions. The terms of the settlement provide for: (1) a direct financial benefit to Atmel of $9,650; (2) the adoption and/or implementation of a variety of corporate governance enhancements, particularly in the way Atmel grants and documents grants of employee stock option awards; (3) the payment by Atmel of plaintiffs' counsels' attorneys' fees, costs, and expenses in the amount of $4,940; and (4) the dismissal with prejudice of all claims by and between the settling parties and releases of all claims against the settling defendants. The claims against Mr. Ross remain pending. Discovery is ongoing, and no trial date has been set.

On September 28, 2007, Matheson Tri-Gas ("MTG") filed suit in Texas state court in Dallas County against the Company. Plaintiff alleges claims for: (1) breach of contract for the Company's alleged failure to pay minimum payments under a purchase requirements contract; (2) breach of contract under a product supply agreement; and (3) breach of contract for failure to execute a process gas agreement. MTG seeks unspecified damages, pre- and post-judgment interest, attorneys' fees and costs. In late November 2007, the Company filed its answer denying liability. In July 2008, the Company filed an amended answer, counterclaim and cross claim seeking among other things a declaratory judgment that a termination agreement cut off any claim by MTG for additional payments. In an Order entered on June 26, 2009, the Court granted the Company's motion for partial summary judgment dismissing MTG's breach of contract claims relating to the requirements contract and the product supply agreement. The parties dismissed the remaining claims and, on August 26, 2009, the Court entered a Summary Judgment Order and Final Judgment. MTG filed a Motion to Modify Judgment and Notice of Appeal on September 24, 2009. The Company intends to vigorously defend the appeal.

In October and November 2008, three purported class actions were filed in Delaware Chancery Court against the Company and/or all current members of its Board of Directors arising out of the unsolicited proposal made on October 1, 2008 by Microchip Technology Inc. ("Microchip") and ON Semiconductor ("ON") to acquire the Company. The three cases eventually were consolidated, with the complaint in *Louisiana Municipal Employees Retirement System v. Laub* designated the operative complaint. As initially filed, that complaint had only one cause of action — for breach of fiduciary duty — and asked the court to declare that the directors breached their fiduciary duty by refusing to consider the Microchip/ON offer in good faith, to invalidate any defensive measures that had been taken, and to award an unspecified amount of compensatory damages. Plaintiff filed an Amended Complaint on June 2, 2009 (adding a declaratory judgment claim to the breach of fiduciary duty claim). In addition, in mid-

November 2008, a fourth case arising out of the Microchip/ON proposal, *Zucker v. Laub,* was filed in California in the Superior Court for Santa Clara County. *Zucker* was stayed in favor of the Delaware actions. On September 14, 2009, a Memorandum of Understanding ("MOU") was signed setting forth an agreement-in-principle to settle all litigation arising out of the Company's response to the Microchip/ON proposal in exchange for certain therapeutic provisions relating to the Company's stockholder rights plan (the therapeutic provisions previously were disclosed in a September 18, 2009 Form 8-K). The agreement-in-principle outlined in the MOU was subject to and conditioned upon the negotiation and execution of a settlement agreement and final court approval. On January 8, 2010, the Delaware Chancery Court entered an Order and Final Judgment ("Order") approving the settlement. Pursuant to the Company's pre-existing obligations to indemnify the directors, and the terms of the approved settlement agreement, the Company paid plaintiffs' counsel $950 for attorneys' fees and expenses. The Company accrued for this payment during the third quarter of 2009, and all these matters now are concluded.

On October 9, 2008, the Air Pollution Control Division ("APCD") of the State of Colorado Department of Public Health and Environment issued a Compliance Advisory notice to the Company's Colorado Springs facility for purported violations of the law and non-compliance with the Company's Colorado Construction Permit Number 91EP793-1 Initial Approval Modification 3 ("Permit"). The Compliance Advisory notice also claimed that the Company failed to meet other regulatory requirements. The APCD sought administrative penalties and compliance by the Company with applicable laws, regulations and Permit terms. Effective October 1, 2009, the Company and the APCD entered into a Compliance Order on Consent ("COC") that resolves this matter. The COC required that the Company pay a fine of $100, 80 percent of which the Company is offsetting through performance of a supplemental environmental project.

On June 3, 2009, the Company filed an action in Santa Clara County Superior Court against three of its now-terminated Asia-based distributors, NEL Group Ltd. ("NEL"), Nucleus Electronics (Hong Kong) Ltd. ("NEHK") and TLG Electronics Ltd. ("TLG"). The Company seeks, among other things, to recover $8,500 owed it, plus applicable interest and attorneys fees. On June 9, 2009, NEHK separately sued Atmel in Santa Clara County Superior Court, alleging that Atmel's suspension of shipments to NEHK on September 23, 2008-one day after TLG appeared on the Department of Commerce, Bureau of Industry and Security's Entity List-breached the parties' International Distributor Agreement. NEHK also alleges that Atmel libeled it, intentionally interfered with contractual relations and/or prospective business advantage, and violated California Business and Professions Code Sections 17200 *et seq.* and 17500 *et seq.* NEHK alleges damages exceeding $10,000. Both matters now have been consolidated. On July 29, 2009, NEL filed a cross-complaint against Atmel that alleges claims virtually identical to those NEHK has alleged, and seeks unspecified damages. Discovery in the case is ongoing and no trial date has yet been set. The Company intends to prosecute its claims and defend the NEHK/NEL claims vigorously. TLG did not answer, and the Court entered a default judgment of $2,697 on November 23, 2009.

On July 16, 2009, James M. Ross, the Company's former General Counsel, filed a lawsuit in Santa Clara County Superior Court challenging his termination, and certain actions the Company took thereafter. The Complaint, as amended and narrowed by motion practice, contains 12 causes of action, including: (1) several claims arising out of the Company's treatment of his post-termination attempt to exercise stock options; (2) breach of a purported oral contract to pay a bonus upon the sale of the Company's Grenoble division; (3) defamation; (4) violation of Section 17200 of the California Business and Professions Code; and (5) violations of the California Labor Code. Discovery is ongoing and no trial date has yet been set. The Company intends to vigorously defend this action.

On December 18, 2009, Mr. Ross filed another lawsuit in Delaware Chancery Court seeking (pursuant to Section 145 of the Delaware General Corporation Law) to enforce certain rights granted him under his indemnification agreement with the Company, and to recover damages for any breach of that agreement. In particular, Mr. Ross alleges that the Company breached the agreement in the way it negotiated and structured the partial global settlement in the backdating cases, described above. He also seeks advancement of fees and indemnification in connection with the Delaware lawsuit. The Company intends to vigorously defend this action.

On July 24, 2009, 56 former employees of Atmel's Nantes facility filed claims in the First Instance labour court, Nantes, France against the Company and MHS Electronics claiming that (1) the Company's sale of the Nantes facility to MHS (XbyBus SAS) in 2005 did not result in the transfer of their labor agreements to MHS, and

(2) these employees should still be considered Atmel employees, with the right to claim related benefits from Atmel. Alternatively, each employee seeks damages of at least 45 Euros and court costs. At an initial hearing on October 6, 2009, the Court set a briefing schedule and said it will issue a ruling on October 6, 2010. These claims are similar to those filed in the First Instance labour court in October 2006 by 47 other former employees of Atmel's Nantes facility (MHS was not named a defendant in the earlier claims). On July 24, 2008, the judge hearing the earlier claims issued an oral ruling in favor of the Company, finding that there was no jurisdiction for those claims by certain "protected employees," and denying the claims as to all other employees. Forty of those earlier plaintiffs appealed, and on February 11, 2010, the Court of Appeal of Rennes, France affirmed the lower court's ruling. The Company intends to continue defending all these claims vigorously.

From time to time, the Company may be notified of claims that it may be infringing patents issued to other parties and may subsequently engage in license negotiations regarding these claims. As well, from time to time, the Company receives from customers demands for indemnification, or claims relating to the quality of our products, including claims for additional labor costs, costs for replacing defective parts, reimbursement to customers for damages incurred in correcting their defective products, costs for product recalls or other damages. The Company accrues for losses relating to such claims that the Company considers probable and for which the loss can be reasonably estimated.

Other Contingencies

In October 2008, officials of the European Union Commission (the "Commission") conducted an inspection at the offices of one of the Company's French subsidiaries. The Company was informed that the Commission was seeking evidence of potential violations by Atmel or its subsidiaries of the European Union's competition laws in connection with the Commission's investigation of suppliers of integrated circuits for smart cards. On September 21, 2009 and October 27, 2009, the Commission requested additional information from the Company, and the Company responded to the Commission's requests. The Company continues to cooperate with the Commission's investigation and has not received any specific findings, monetary demand or judgment through the date of filing this Form 10-K. As a result, the Company has not recorded any provision in its financial statements related to this matter.

For hardware, software or technology exported from the U.S. or otherwise subject to U.S. jurisdiction, the Company is subject to U.S. laws and regulations governing international trade and exports, including, but not limited to the International Traffic in Arms Regulations ("ITAR"), the Export Administration Regulations ("EAR") and trade sanctions against embargoed countries and destinations administered by the U.S. Department of the Treasury, Office of Foreign Assets Control ("OFAC"). Hardware, software or technology exported from other countries may also be subject to local laws and regulations governing international trade. Under these laws and regulations, the Company is responsible for obtaining all necessary licenses or other approvals, if required, for exports of hardware, software, technology, as well as the provision of technical assistance. The Company is also required to obtain export licenses, if required, prior to transferring technical data or software to foreign persons. In addition, the Company is required to obtain necessary export licenses prior to the export or re-export of hardware, software or technology (i) to any person, entity, organization or other party identified on the U.S. Department of Commerce Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals or Blocked Persons List, or the Department of State's Debarred List; or (ii) for use in nuclear, chemical/biological weapons, or rocket systems or unmanned air vehicle applications. A determination by the U.S. or local government that Atmel has failed to comply with one or more of these export control laws or trade sanctions, including failure to properly restrict an export to the persons, entities or countries set forth on the government restricted party lists, could result in civil or criminal penalties, including the imposition of significant fines, denial of export privileges, loss of revenues from certain customers, and debarment from participation in U.S. government contracts. Further, a change in these laws and regulations could restrict our ability to export to previously permitted countries, customers, distributors, or other third parties. Any one or more of these sanctions or a change in law or regulations could have a material adverse effect on the Company's business, financial condition and results of operations.

Income Tax Contingencies

In 2005, the Internal Revenue Service ("IRS") completed its audit of the Company's U.S. income tax returns for the years 2000 and 2001 and has proposed various adjustments to these income tax returns, including carry back

adjustments to 1996 and 1999. In January 2007, after subsequent discussions with the Company, the IRS revised its proposed adjustments for these years. The Company has protested these proposed adjustments and is currently addressing the matter with the IRS Appeals Division.

In May 2007, the IRS completed its audit of the Company's U.S. income tax returns in the years 2002 and 2003 and has proposed various adjustments to these income tax returns. The Company has protested all of these proposed adjustments and is currently addressing the matter with the IRS Appeals Division.

In 2009, the French Tax Authority completed its examination of the income tax returns for the Company's subsidiary in Rousset, France for the tax years 2001 through 2005. During the three months ended June 30, 2009, the Company effectively settled the audit with the French Tax Authority that resulted in the utilization and release of tax reserves and an adjustment to deferred tax asset balances. See Note 12 for further discussion of the settlement of the audit.

In addition, the Company has tax audits in progress in various foreign jurisdictions.

While the Company believes that the resolution of these audits will not have a material adverse impact on the Company's results of operations, the outcome is subject to significant uncertainties. The Company recognizes tax liabilities for uncertain tax positions in accordance with appropriate accounting standard. An uncertain tax position will not be recognized if it has less than a 50% likelihood of being sustained. To the extent the final tax liabilities are different than the amounts originally accrued, the increases or decreases are recorded as income tax expense or benefit in the consolidated statements of operations. Income taxes and related interest and penalties due for potential adjustments may result from the resolution of these examinations, and examinations of open U.S. federal, state and foreign tax years.

The Company's income tax calculations are based on application of the respective U.S. Federal, state or foreign tax law. The Company's tax filings, however, are subject to audit by the respective tax authorities. Accordingly, the Company recognizes tax liabilities for uncertain tax positions that are more-likely-than-not to be sustained.

Product Warranties

The Company accrues for warranty costs based on historical trends of product failure rates and the expected material and labor costs to provide warranty services. The majority of products are generally covered by a warranty typically ranging from 90 days to two years.

The following table summarizes the activity related to the product warranty liability in the year ended December 31, 2009, 2008 and 2007:

	Years Ended		
	December 31, 2009	December 31, 2008	December 31, 2007
		(In thousands)	
Balance at beginning of period	$ 5,579	$ 6,789	$ 4,773
Accrual for warranties during the period, net of change in estimates	3,190	4,936	8,919
Actual costs incurred	(4,544)	(6,146)	(6,903)
Balance at end of period	$ 4,225	$ 5,579	$ 6,789

Product warranty liability is included in accrued and other liabilities on the consolidated balance sheets.

Guarantees

During the ordinary course of business, the Company provides standby letters of credit or other guarantee instruments to certain parties as required for certain transactions initiated by either the Company or its subsidiaries. As of December 31, 2009, the maximum potential amount of future payments that the Company could be required to make under these guarantee agreements is approximately $1,850. The Company has not recorded any liability in connection with these guarantee arrangements. Based on historical experience and information currently available, the Company believes it will not be required to make any payments under these guarantee arrangements.

Note 12 INCOME TAXES

The components of (loss) income from operations before income taxes were as follows:

	Years Ended		
	December 31, 2009	December 31, 2008	December 31, 2007
		(In thousands)	
U.S.	$(119,143)	$(116,340)	$(149,491)
Foreign	(16,896)	96,097	205,200
(Loss) income from operations before income taxes	$(136,039)	$ (20,243)	$ 55,709

The (benefit from) provision for income taxes consists of the following:

		Years Ended		
		December 31, 2009	December 31, 2008	December 31, 2007
			(In thousands)	
Federal	Current	$ 9,300	$ 7,385	$ 7,042
	Deferred	—	—	574
State	Current	52	36	29
	Deferred	—	—	—
Foreign	Current	(20,761)	(1,585)	(2,286)
	Deferred	(15,132)	1,130	2,465
(Benefit from) provision for income taxes		$(26,541)	$ 6,966	$ 7,824

The tax effects of temporary differences that constitute significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	December 31, 2009	December 31, 2008
	(In thousands)	
Deferred income tax assets:		
Fixed assets	$ 27,670	$ 120,520
Intangible assets	—	126
Unrealized foreign exchange translation losses	22,184	17,358
Deferred income on shipments to distributors	5,029	12,315
Stock-based compensation	14,746	15,011
Accrued liabilities	12,290	26,070
Net operating losses	83,526	117,005
Research and development, foreign tax and other tax credits	80,306	140,270
Other	—	600
Total deferred income tax assets	245,751	449,275
Deferred income tax liabilities		
Intangible assets	(859)	—
Fixed assets	(34,678)	(24,502)
Other	(113)	—
Total deferred tax liabilities	(35,650)	(24,502)
Less valuation allowance	(197,407)	(422,555)
Net deferred income tax assets	$ 12,694	$ 2,218
Reported as:		
Current deferred tax assets(1)	$ 26,430	$ 12,658
Current deferred tax liabilities(2)	(4,158)	(2,731)
Non-current deferred tax assets(3)	2,988	3,921
Non-current deferred tax liabilities(4)	(12,566)	(11,630)
Net deferred tax assets	$ 12,694	$ 2,218

(1) Included within Prepaids and other current assets on the consolidated balance sheet.

(2) Included within Accrued and other liabilities on the consolidated balance sheet.

(3) Included within Other assets on the consolidated balance sheet.

(4) Included within Other long-term liabilities on the consolidated balance sheet.

Prior period deferred tax assets and liabilities balances related to fixed assets, disclosed previously on a net basis, have been grossed up to conform to current period presentation.

In the year ended December 31, 2009, the Company reviewed the potential U.S. tax impact of intercompany loans among foreign subsidiaries. As a result of this review, the December 31, 2008 deferred tax assets and valuation allowance balances were revised as follows:

	As Previously Reported	Revised
	(In thousands)	
Net operating losses	$ 244,660	$ 117,005
Research and development and other tax credits	63,349	140,270
Valuation allowance	(473,289)	(422,555)

In the year ended December 31, 2009, the Company sold certain net operating losses in a foreign jurisdiction, which resulted in a contingent gain, which may be recognized in a future period, and transferred intellectual property, both to utilize tax losses before they become unavailable. These transactions resulted in the utilization of deferred income tax assets related to fixed assets of $73,302. During 2009, the Company utilized $49,679 of tax credits to offset taxable income generated from Internal Revenue Code Section 956 deemed dividends.

The ultimate realization of the deferred tax assets depends upon future taxable income during periods in which the temporary differences become deductible. With the exception of the deferred tax assets of certain non-U.S. subsidiaries, based on the weight of the evidence (primarily historical losses), the Company believes that it is more likely than not that it will not realize the benefit of the deferred tax assets, and accordingly, has provided a full valuation allowance. At December 31, 2009, the valuation allowance relates primarily to deferred tax assets in the United States, Switzerland, United Kingdom and France.

The Company's effective tax rate differs from the U.S. Federal statutory income tax rate as follows:

	December 31, 2009	December 31, 2008	December 31, 2007
U.S. Federal statutory income tax rate	35.00%	35.00%	35.00%
State tax	(2.61)	(0.18)	(0.05)
Effect of foreign operations	(38.84)	18.58	(45.46)
Recognition of tax credits	46.77	175.23	(46.59)
Net operating loss and future deductions not currently benefited	(30.34)	(182.03)	40.95
Provision for tax settlements and withholding taxes	14.02	(77.71)	26.10
Other	(4.50)	(3.31)	4.09
Effective tax provision rate	19.50%	(34.42)%	14.04%

The Company recorded a (benefit from) provision for income taxes of $(26,541), $6,966, and $7,824 in the years ended December 31, 2009, 2008 and 2007, respectively. A significant component of these amounts during the years ended December 31, 2009, 2008 and 2007, was a benefit of $39,941, $13,488 and $21,675, due to the recognition of refundable foreign R&D credits that related to prior years. The refundability of these credits does not depend on the existence of taxable income or a tax liability and the credits were not previously recognized due to uncertainty over the realization of these credits. The credits were realized during these years as the income tax audits were completed or the statutes of limitations for the credits expired. In the year ended December 31, 2009, the tax benefit was partially offset by net out-of-period adjustments related to prior years of $7,567 as discussed below. The income tax provision in the year ended December 31, 2008 and 2007 resulted primarily from taxes incurred by the Company's profitable foreign subsidiaries and an increase in tax reserves

related to certain U.S. Federal, state and foreign tax liabilities, partially offset by the recognition of tax credits in foreign jurisdictions and the refund of unused tax credits.

In the three months ended December 31, 2009, the Company recorded out-of-period adjustments totaling $8,663 to record income tax expense associated with certain foreign intercompany loans and alternative minimum tax, which related to fiscal years 2003 to 2008. In addition, during the three months ended June 30, 2009, the Company recorded an out-of-period adjustment of $1,096 to correct alternative minimum tax liabilities that were overstated in 2008. The net impact of out-of-period adjustments related to prior years totaled $7,567 for the year ended December 31, 2009. The Company has assessed the impact of correcting these errors in the current period and does not believe that these amounts are material to any prior period financial statements, nor is the correction of these errors material to the 2009 financial statements. As a result, the Company has not restated any prior period amounts.

As a result of certain realization requirements of the stock-based compensation accounting rules, the table of deferred tax assets and liabilities shown above does not include certain deferred tax assets at December 31, 2009 and 2008 that arose directly from tax deductions related to equity compensation in excess of compensation recognized for financial reporting. Equity will be increased by $12,462 if and when such deferred tax assets are ultimately realized. The Company uses tax law ordering for purposes of determining when excess tax benefits have been realized.

In the year ended December 31, 2008, the Company changed its position to no longer assert permanent reinvestment of undistributed earnings for certain foreign entities on a prospective basis. As of December 31, 2009, there was no U.S. income tax provision for undistributed earnings of $138,510 as it is currently the Company's intention to reinvest these earnings indefinitely in operations outside the U.S. The determination of the tax effect of repatriating these earnings is not practicable because of the numerous assumptions associated with this hypothetical calculation that are dependent on future events that cannot be reasonably estimated. However, foreign tax credits would be available to reduce some portion of this amount.

At December 31, 2009, the Company had net operating loss carry forwards in non-U.S. jurisdictions of approximately $394,181. These loss carry forwards expire in different periods starting in 2009. The Company also has U.S. state net operating loss carry forwards of approximately $542,140 at December 31, 2009. These loss carry forwards expire in different periods from 2010 through 2030. The Company also has U.S. Federal R&D credits of $14,235 and state R&D tax credits of $10,228 at December 31, 2009. U.S. Federal R&D credits will begin to expire in 2020, and the state R&D credits carryforward indefinitely. The Company has Foreign Tax Credits of $27,873, which start to expire in 2018 and state investment tax credits of $27,233 at December 31, 2009 that begin expiring in 2010. In addition, the Company has foreign R&D credits of $17,382, which are refundable in the future if they are not used to offset future tax liability.

On January 1, 2007, the Company adopted the accounting standard related to uncertain income tax positions. Under the accounting standard, the impact of an uncertain income tax position on income tax expense must be recognized at the largest amount that is more-likely-than-not to be sustained. A tax benefit for an uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.

	Years Ended		
	December 31, 2009	**December 31, 2008**	**December 31, 2007**
		(In thousands)	
Balance at January 1	$215,978	189,440	215,675
Tax Positions Related to Current Year:			
Additions	12,619	25,161	16,584
Tax Positions Related to Prior Years:			
Additions	10,899	19,484	—
Reductions	(5,731)	(7,561)	(21,017)
Lapse of Statute of Limitation	(401)	(714)	—
Settlements	(50,812)	(9,832)	(21,802)
Balance at December 31	$182,552	$215,978	$189,440

The prior period balances above have been revised to reflect the inclusion of certain refundable R&D credits, which were not previously disclosed in this table. As a result, the balances as of January 1, 2007, December 31, 2007, and December 31, 2008 included cumulative unrecognized tax benefits of $39,366, $23,260 and $26,193, respectively, related to these credits, which were not previously disclosed. In addition, the changes in the balances have also been adjusted to more appropriately reflect the additions and reductions of these items in the respective years. The revisions to this table did not impact the results of operations or financial position of the Company.

Included in the balance of unrecognized tax benefits at December 31, 2009, 2008 and 2007 respectively, are $69,728, $59,937 and $60,455 of tax benefits that, if recognized, would affect the effective tax rate. Also included in the balance of unrecognized tax benefits at December 31, 2009, 2008 and 2007 respectively, are $112,824, $156,041 and $128,985 of tax benefits that, if recognized, would result in adjustments to other tax accounts, primarily deferred tax assets.

The table above includes unrecognized tax benefits associated with the refundable foreign R&D credits, including additions due to positions taken in the current year and reductions for the completion of income tax audits or expiration of the related statute of limitations.

It is reasonably possible that the total amount of unrecognized tax benefits will increase or decrease in the next 12 months. Such changes could occur based on the conclusion of ongoing tax audits in various jurisdictions around the world. While these events are reasonably possible to occur within the next 12 months, the Company is not able to accurately estimate the range of the change in the unrecognized tax benefits that may occur. The calculation of unrecognized tax benefits involves dealing with uncertainties in the application of complex global tax regulations. Management regularly assesses the Company's tax positions in light of legislative, bilateral tax treaty, regulatory and judicial developments in the countries in which the Company does business.

The Company files U.S., state, and foreign income tax returns in jurisdictions with varying statutes of limitations. The 2000 through 2008 tax years generally remain subject to examination by federal and most state tax authorities. For significant foreign jurisdictions, the 2000 through 2008 tax years generally remain subject to examination by their respective tax authorities.

In 2005, the Internal Revenue Service ("IRS") completed its audit of the Company's U.S. income tax returns for the years 2000 and 2001 and has proposed various adjustments to these income tax returns, including carry back adjustments to 1996 and 1999. In January 2007, after subsequent discussions with the Company, the IRS revised their proposed adjustments for these years. In May 2007, the IRS completed its audit of the Company's U.S. income tax returns for the years 2002 and 2003 and has proposed various adjustments to these income tax returns. The Company has protested all of these proposed adjustments and is currently working through the matters with the IRS Appeals Division.

In the year ended December 31, 2009, the French tax authority completed its examination of tax years 2001 through 2005 for one of the Company's French subsidiaries. The examination for these years resulted in a reduction of deferred tax assets associated with net operating loss carryovers of $54,120, for which there was a full valuation allowance. The income tax return for the 2006 tax year is currently under limited scope audit by the French tax authority.

Currently, the Company has numerous tax audits in progress in various other foreign jurisdictions. To the extent the final tax liabilities are different than the amounts originally accrued, the increases or decreases are recorded as income tax expense or benefit in the consolidated statements of operations. While the Company believes that the resolution of these audits will not have a material adverse impact on the Company's results of operations, the outcome is subject to uncertainty.

The Company's policy is to recognize interest and/or penalties related to income tax matters in its income tax provision. In the years ended December 31, 2009, 2008 and 2007, the Company recognized interest and penalties in the consolidated statements of operations of $1,617, $7,245 and $6,948, respectively. The total amount of interest and penalties accrued on the consolidated balance sheets as of December 31, 2009 and 2008 was $46,676 and $45,059, respectively.

Note 13 PENSION PLANS

The Company sponsors defined benefit pension plans that cover substantially all French and German employees. Plan benefits are provided in accordance with local statutory requirements. Benefits are based on years of service and employee compensation levels. The plans are unfunded. Pension liabilities and charges to expense are based upon various assumptions, updated quarterly, including discount rates, future salary increases, employee turnover, and mortality rates.

Retirement plans consist of two types of plans. The first plan type provides for termination benefits paid to employees only at retirement, and consists of approximately one to five months of salary. This structure covers the Company's French employees. The second plan type provides for defined benefit payouts for the remaining employee's post-retirement life, and covers the Company's German employees.

The aggregate net pension expense relating to the two plan types are as follows:

The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding and was derived based on an evaluation of the Company's historical settlement trends, including an evaluation of

	Years Ended		
	December 31, 2009	December 31, 2008	December 31, 2007
		(In thousands)	
Service costs during the period	$1,477	$ 2,107	$2,622
Interest costs on projected benefit obligation	1,469	2,944	2,530
Amortization of actuarial (gain) loss	(100)	85	123
Curtailment and other related gains	—	(4,513)	—
Net pension expenses	$2,846	$ 623	$5,275

Curtailment and other related gains in the year ended December 31, 2008 primarily related to the reduction of the pension liability as a result of the Company's sale of its manufacturing operations in Heilbronn, Germany and was recorded as a component of cost of revenues.

The change in projected benefit obligation during the years ended December 31, 2009 and 2008 and the accumulated benefit obligation at December 31, 2009 and 2008, were as follows:

	December 31, 2009	December 31, 2008
	(In thousands)	
Projected benefit of obligation at beginning of the year	$26,808	$ 52,579
Service costs	1,477	2,107
Interest costs	1,469	2,944
Transfer related to Heilbronn, Germany sale	—	(20,817)
Curtailment and other related gains	—	(4,513)
Actuarial (loss) gain	(1,205)	332
Benefits paid	(505)	(1,027)
Foreign currency exchange rate changes	810	(4,797)
Projected benefit obligation at end of the year	$28,854	$ 26,808
Accumulated benefit obligation at end of the year	$22,416	$ 19,561

As the defined benefit plans are unfunded, the liability recognized on the consolidated balance sheet as of December 31, 2009 was $28,854, of which $686 is included in accrued and other liabilities, $24,154 is included in other long-term liabilities and $4,014 is included in long-term liabilities held for sale as the amount relates to a liability which is expected to transfer. The liability recognized on the consolidated balance sheet as of December 31,

2008 was $26,808, of which $765 is included in accrued and other liabilities and $26,043 is included in other long-term liabilities.

Actuarial assumptions used to determine benefit obligations for the plans were as follows:

	Years Ended		
	December 31, 2009	December 31, 2008	December 31, 2007
Assumed discount rate	4.9-5.8%	5.8-6.3%	5.5-5.7%
Assumed compensation rate of increase	2.2-4.0%	3.0-4.0%	2.0-4.0%

The discount rate is based on the quarterly average yield for euro treasuries with a duration of 30 years, plus a supplement for corporate bonds (euro, AA rating).

Future estimated expected benefit payments over the next ten years are as follows:

Years Ending December 31:	(In thousands)
2010	$ 686
2011	587
2012	453
2013	599
2014	1,043
2015 through 2019	8,607
	$11,975

The Company's pension liability represents the present value of estimated future benefits to be paid. With respect to the Company's unfunded plans in Europe, in the year ended December 31, 2009, a decrease in assumed discount rate and compensation rate of increase used to calculate the present value of the pension obligation resulted in a decrease in the pension liability of $1,205, which resulted in a benefit, net of tax, of $413, which was credited to accumulated other comprehensive income in stockholders' equity in the year ended December 31, 2009. In the year ended December 31, 2008, the transfer of liability and other credits associated with the sale of the Company's manufacturing operations in Heilbronn, Germany, as well as a change in discount rate and inflation rate assumptions resulted in a net decrease in pension liability of $24,998 for the year ended December 31, 2008. This resulted in a benefit, net of tax, of $1,109, which was credited to accumulated other comprehensive income in stockholders' equity in the year ended December 31, 2008.

The net pension cost for 2010 is expected to be approximately $3,267. Cash funding for benefits paid was $505 in the year ended December 31, 2009. Cash funding for benefits to be paid for 2010 is expected to be approximately $686.

Amounts recognized in accumulated other comprehensive income consist of net actuarial gain of $2,697 and $2,284 at December 31, 2009 and 2008, respectively. Net actuarial gains of $183 are expected to be recognized as a component of net periodic pension benefit cost during 2010 and are included in accumulated other comprehensive income in the consolidated statement of shareholders' equity and comprehensive (loss) income as of December 31, 2009.

Executive Deferred Compensation Plan

The Atmel Executive Deferred Compensation Plan is a non-qualified deferred compensation plan allowing certain executives to defer a portion of their salary and bonus. Participants are credited with returns based on the allocation of their account balances among mutual funds. The Company utilizes an investment advisor to manage the investment of these funds and the participants remain general creditors of the Company. Distributions from the plan commence in the quarter following a participant's retirement or termination of employment. The liability associated with the other diversified assets is being marked to market with the offset being recorded as compensation expense, primarily selling, general and administrative expense, to the extent there is an increase in the value,

or a reduction of operating expense, primarily selling, general and administrative expense, to the extent there is a decrease in value. The other diversified assets are marked to market with the offset being recorded as other income (expense), net.

At December 31, 2009 and 2008, the Company's deferred compensation plan totaled $3,109 and $2,971, respectively, and is included in prepaids and other current assets on the consolidated balance sheets and the corresponding deferred compensation plan liability at December 31, 2009 and 2008, totaled $3,109 and $2,971, respectively, and is included in accrued and other liabilities on the consolidated balance sheets.

401(k) Tax Deferred Savings Plan

The Company maintains a 401(k) Tax Deferred Savings Plan for the benefit of qualified employees who are primarily U.S. based, and matches each eligible employee's contribution up to a maximum of five hundred dollars. The Company's matching contribution was $277, $808 and $668 in the years ended December 31, 2009, 2008 and 2007, respectively.

Note 14 OPERATING AND GEOGRAPHICAL SEGMENTS

The Company designs, develops, manufactures and sells a wide range of semiconductor integrated circuit products. The segments represent management's view of the Company's businesses and how it allocates Company resources and measures performance of its major components. In addition, each segment consists of product families with similar requirements for design, development and marketing. Each segment requires different design, development and marketing resources to produce and sell semiconductor integrated circuits. Atmel's four reportable segments are as follows:

- *Microcontrollers* segment includes a variety of proprietary and standard microcontrollers, the majority of which contain embedded nonvolatile memory, integrated analog peripherals and capacitive touch sensing libraries. This segment also includes products with military and aerospace applications. In March 2008, the Company acquired Quantum, a supplier of capacitive sensing IP solutions. Results from the acquired operations are considered complementary to sales of microcontroller products and are included in this segment.

- *Nonvolatile Memories* segment consists predominantly of serial interface electrically erasable programmable read-only memory ("SEEPROM") and serial interface Flash memory products. This segment also includes parallel interface Flash memories as well as mature parallel interface electrically erasable programmable read-only memory ("EEPROM") and erasable programmable ready-only memory ("EPROM") devices. This segment also includes products with military and aerospace applications.

- *Radio Frequency ("RF") and Automotive* segment includes products designed for the automotive industry. This segment produces and sells wireless and wired devices for industrial, consumer and automotive applications and it also provides foundry services which produce radio frequency products for the mobile telecommunication market.

- *Application Specific Integrated Circuit ("ASIC")* segment includes custom application specific integrated circuits designed to meet specialized single-customer requirements for their high performance devices in a broad variety of specific applications. This segment also encompasses a range of products which provide security for digital data transaction, including smart cards for mobile phones, set top boxes, banking and national identity cards. The Company also develops application specific standard products ("ASSP") for high reliability space applications, power management and secure crypto memory products.

The Company evaluates segment performance based on revenues and income or loss from operations excluding acquisition-related charges, charges for grant repayments, restructuring charges, asset impairment charges (recovery) and gains on sale of assets. Interest and other (expenses) income, net, nonrecurring gains and losses, foreign exchange gains and losses and income taxes are not measured by operating segment.

Segments are defined by the products they design and sell. They do not make sales to each other. The Company's net revenues and segment (loss) income from operations for each reportable segment in years ended December 31, 2009, 2008 and 2007 are as follows:

Information about Reportable Segments

	Micro-Controllers	Nonvolatile Memories	RF and Automotive	ASIC	Total
		(In thousands)			
Year ended December 31, 2009					
Net revenues from external customers	$457,797	$290,936	$147,871	$320,741	$1,217,345
Segment (loss) income from operations	(1,741)	10,255	(8,402)	(20,484)	$ (20,372)
Year ended December 31, 2008					
Net revenues from external customers	$522,635	$339,239	$250,219	$454,670	$1,566,763
Segment income (loss) from operations	34,419	29,362	4,983	(11,730)	57,034
Year ended December 31, 2007					
Net revenues from external customers	$458,228	$376,675	$308,519	$495,815	$1,639,237
Segment income (loss) from operations	27,718	40,015	18,778	(21,132)	65,379

The Company does not allocate assets by segment, as management does not use asset information to measure or evaluate a segment's performance.

Reconciliation of Segment Information to Consolidated Statements of Operations

	Years Ended		
	December 31, 2009	December 31, 2008	December 31, 2007
		(In thousands)	
Total segment (loss) income from operations	$ (20,372)	$ 57,034	$ 65,379
Unallocated amounts:			
Acquisition-related charges	(16,349)	(23,614)	—
Charges for grant repayments	(1,554)	(718)	(1,464)
Restructuring charges	(6,681)	(71,324)	(13,239)
Asset impairment recovery (charges)	(79,841)	(7,969)	1,057
Gain on sale of assets	164	32,654	—
Consolidated (loss) income from operations	$(124,633)	$(13,937)	$ 51,733

Geographic sources of revenues were as follows:

	Years Ended		
	December 31, 2009	December 31, 2008	December 31, 2007
		(In thousands)	
United States	$ 209,494	$ 221,351	$ 219,541
Germany	167,808	253,325	227,311
France	73,926	134,502	154,866
United Kingdom	10,034	17,580	33,844
Japan	35,691	76,625	90,767
China, including Hong Kong	342,172	363,206	375,544
Singapore	54,221	95,517	153,102
Rest of Asia-Pacific	175,217	218,775	208,005
Rest of Europe	129,210	163,264	155,455
Rest of the World	19,572	22,618	20,802
Total net revenues	$1,217,345	$1,566,763	$1,639,237

Net revenues are attributed to countries based on delivery locations.

No single customer accounted for more than 10% of net revenues in the years ended December 31, 2009, 2008 and 2007, respectively.

Locations of long-lived assets as of December 31, 2009 and 2008 were as follows:

	December 31, 2009	December 31, 2008
	(In thousands)	
United States	$105,017	$126,959
Germany	21,408	23,377
France	35,505	200,799
United Kingdom	4,949	6,978
Asia-Pacific	37,726	34,049
Rest of Europe	17,366	13,756
Total	$221,971	$405,918

Excluded from the table above are auction-rate securities of $2,266 and $8,795 as of December 31, 2009 and December 31, 2008, respectively, which are included in other assets on the consolidated balance sheets. Also excluded from the table above as of December 31, 2009 and 2008 are goodwill of $56,408 and $51,010, respectively, intangible assets, net of $29,841 and $34,121, respectively, deferred income tax assets of $2,988 and $3,921, respectively, and assets held for sale of $83,260 and $0, respectively.

Note 15 CHARGES FOR GRANT REPAYMENTS

In the fourth quarter of 2006, the Company announced its intention to close its design facility in Greece. In the years ended December 31, 2009, 2008 and 2007, the Company accrued interest of $1,554, $718 and $1,464 related to the expected grant repayments in Greece. These charges are included in "Charges for Grant Repayments" in the consolidated statements of operations.

As of December 31, 2009 and 2008, the total liability for grant benefits subject to repayment was $15,058 and $13,303, respectively, and is included in accrued and other liabilities on the consolidated balance sheets. During the year ended December 31, 2008, the Company repaid grant benefits of $39,519 to the UK government in connection with the closure of the Company's North Tyneside, UK manufacturing facility.

Note 16 ASSETS HELD FOR SALE, ASSET IMPAIRMENT CHARGES AND GAIN ON SALE OF ASSETS

The Company assesses the recoverability of long-lived assets with finite useful lives whenever events or changes in circumstances indicate that the Company may not be able to recover the asset's carrying amount. The Company measures the amount of impairment of such long-lived assets by the amount by which the carrying value of the asset exceeds the fair market value of the asset, which is generally determined based on projected discounted future cash flows or appraised values. The Company classifies long-lived assets to as held and used until they are disposed, including assets not available for immediate sale in their present condition. The Company reports assets to be disposed of by sale as held for sale and recognizes those assets and liabilities on the consolidated balance sheet at the lower of carrying amount or fair value, less cost to sell. Assets classified as held for sale are not depreciated.

The table below summarizes the asset impairment charges (recovery) for the Company's wafer fabrication facilities by location included in the consolidated statements of operations for the years ended December 31, 2009, 2008 and 2007, respectively:

	Years Ended		
	December 31, 2009	December 31, 2008	December 31, 2007
		(In thousands)	
Rousset, France	$79,841	$ —	$ —
Heilbronn, Germany	—	7,969	—
North Tyneside, United Kingdom	—	—	(1,057)
Total asset impairment charges (recovery)	$79,841	$7,969	$(1,057)

Rousset, France

In the first quarter of 2009, the Company announced its intention to sell its ASIC business, including the wafer fabrication facility in Rousset, France and classified the related assets and liabilities as held for sale at each balance sheet date from March 31, 2009 through September 30, 2009. On December 17, 2009, the Company announced that it entered into an exclusivity agreement with LFoundry GmbH for the purchase of the Company's manufacturing operations in Rousset, France. As a result of this agreement, the Company determined that certain assets and liabilities were no longer included in the disposal group as they were not being acquired or assumed by the buyer, and as result, the Company reclassified these assets and liabilities back to held and used as of December 31, 2009. The assets and liabilities that remain in the disposal group, and are classified as held for sale, are carried on the consolidated balance sheet at December 31, 2009, at the lower of their carrying amount or fair value less cost to sell. In determining any potential write down of these assets and liabilities, the Company considered both the net book value of the disposal group, which was $83,260, and also a credit balance of $129,302 related to foreign currency translation adjustments ("CTA balance") that are recorded within stockholders' equity. As a result, no impairment charge was recorded for the disposal group, as its carrying value, net of the CTA balance, cannot be reduced to below zero. The CTA balance remaining in stockholders' equity at the date of sale will be released to the statement of operations at that date.

Property and equipment previously included in the disposal group and reclassified to held and used in December 2009 totaled $110,360. In connection with this reclassification, the Company assessed the fair value of the property and the equipment to be retained and concluded that the fair value of the property was lower than its carrying value less depreciation expense that would have been recognized had the asset (disposal group) been continuously classified as held and used. As a result, the Company recorded an impairment charge of $79,841 in the fourth quarter of 2009. No impairment charge was recorded for the equipment that was reclassified to held and used but the depreciation expense that would have been recognized had the asset (disposal group) been continuously classified as held and used, which totaled $4,682, was included in operating results in the fourth quarter of 2009.

The proposed sale of the manufacturing operations in Rousset, France, is not expected to qualify as discontinued operations as the Company expects to have continuing cash flows associated with supply agreements with the buyer in future periods.

The following table details the assets and liabilities within the disposal group, which are classified as held for sale in the consolidated balance sheet as of December 31, 2009:

	December 31, 2009
	(In thousands)
Current assets	
Inventory	$16,139
Total current assets held for sale	16,139
Fixed Assets	83,260
Total non current assets held for sale	83,260
Total assets held for sale	$99,399
Current liabilities	
Accrued and other liabilities	$11,284
Total current liabilities held for sale	11,284
Pension liability	4,014
Total non-current liabilities held for sale	4,014
Total liabilities held for sale	$15,298

Heilbronn, Germany

The Company announced its intention to sell its fabrication facility in Heilbronn, Germany in December 2006. Subsequently, the Company decided to sell only the manufacturing operations related to the fabrication facility. In the three months ended September 30, 2008, the Company entered into an agreement to sell the manufacturing operations to Tejas Silicon Holding Limited ("TSI"). The Company recorded an impairment loss of $7,969 in the year ended December 31, 2008, which consisted of $3,025 for the net book value of the fixed assets and $4,944 for selling costs related to legal, commissions and other direct incremental costs. The Company recorded a gain on sale of $2,706 in the year ended December 31, 2008 upon closing of the sale. The sale of the Heilbronn manufacturing operations did not qualify as discontinued operations as the operations and future cash flows were not eliminated from the Company's RF and Automotive segment. The Company continues to purchase wafers from the buyer of the Heilbronn fabrication facility. See Note 11.

North Tyneside, United Kingdom

On October 8, 2007, the Company entered into definitive agreements to sell certain wafer fabrication equipment and land and buildings at North Tyneside to Taiwan Semiconductor Manufacturing Company ("TSMC") and Highbridge Business Park Limited ("Highbridge") for a total of approximately $124,800. The Company recorded proceeds of $81,849 and recognized a gain of $29,948 for the sale of the equipment in the year ended December 31, 2008. The Company received proceeds of $42,951 from Highbridge upon closing of the real property portion of the transaction in November 2007. The Company vacated the facility in May 2008.

Note 17 RESTRUCTURING CHARGES

The following table summarizes the activity related to the accrual for restructuring charges detailed by event for the years ended December 31, 2009, 2008 and 2007.

	January 1, 2009 Accrual	Charges	Payments	Currency Translation Adjustment	December 31, 2009 Accrual
			(In thousands)		
Third quarter of 2002					
Termination of contract with supplier	$ 1,592	$ —	$ —	$ —	$1,592(2)
Fourth quarter of 2007					
Other restructuring charges	218	470	(698)	10	—
Second quarter of 2008					
Employee termination costs	235	46	(273)	(4)	4
Third quarter of 2008					
Employee termination costs	17,575	87	(16,220)	(885)	557
Fouth quarter of 2008					
Employee termination costs	3,438	626	(4,060)	(4)	—
First quarter of 2009					
Employee termination costs	—	2,207	(2,393)	186	—
Other restructuring charges	—	389	(71)	—	318
Second quarter of 2009					
Employee termination costs	—	2,856	(2,856)	—	—
Total 2009 activity	$23,058	$6,681	$(26,571)	$(697)	$2,471(1)

(1) Accrued restructuring charges are classified within accrued and other liabilities on the consolidated balance sheets and are expected to be paid prior to December 31, 2010.

(2) Relates to a contractual obligation, which is currently subject to litigation.

	January 1, 2008 Accrual	Charges/ (Credits)	Payments	Currency Translation Adjustment	December 31, 2008 Accrual
			(In thousands)		
Third quarter of 2002					
Termination of contract with supplier	$ 1,592	$ —	$ —	$ —	$ 1,592
Fourth quarter of 2006					
Employee termination costs	1,324	(224)	(1,172)	72	—
Fourth quarter of 2007					
Employee termination costs	12,759	1,431	(14,749)	559	—
Termination of contract with supplier	—	12,206	(13,019)	813	—
Other restructuring charges	—	20,778	(21,465)	905	218
Second quarter of 2008					
Employee termination costs	—	2,990	(2,534)	(221)	235
Third quarter of 2008					
Employee termination costs	—	28,852	(8,921)	(2,356)	17,575
Fouth quarter of 2008					
Employee termination costs	—	5,291	(1,879)	26	3,438
Total 2008 activity	$15,675	$71,324	$(63,739)	$ (202)	$23,058

	January 1, 2007 Accrual	Charges/ (Credits)	Payments	Currency Translation Adjustment	December 31, 2007 Accrual
			(In thousands)		
Third quarter of 2002					
Termination of contract with supplier	$ 8,896	$ (3,071)	$ (4,233)	$ —	$ 1,592
Fouth quarter of 2006					
Employee termination costs	7,490	3,305	(9,959)	488	1,324
Fouth quarter of 2007					
Employee termination costs	—	12,441	—	318	12,759
Other exit related costs	—	564	(564)	—	—
Total 2007 activity	$16,386	$13,239	$(14,756)	$806	$15,675

2009 Restructuring Charges

In the year ended December 31, 2009, the Company continued to implement the restructuring initiatives announced in 2008 that are discussed below and incurred restructuring charges of $6,681. The charges relating to this initiative consist of the following:

- Net charges of $5,822, related to severance costs resulting from involuntary termination of employees. Employee severance costs were recorded in accordance with the accounting standard related to costs associated with exit or disposal activities.
- Charges of $859 related to facility closure costs.

The Company paid $25,802 related to employee termination costs in the year ended December 31, 2009.

2008 Restructuring Charges

In the year ended December 31, 2008, the Company incurred restructuring charges of $71,324 as the Company continued to implement additional restructuring actions to improve operational efficiencies and reduce costs.

The Company incurred restructuring charges related to the signing of definitive agreements in October 2007 to sell certain wafer fabrication equipment and real property at North Tyneside to Taiwan Semiconductor Manufacturing Company Limited ("TSMC") and Highbridge Business Park Limited ("Highbridge"). As a result of this action, this facility was closed and all of the employees of the facility were terminated by June 30, 2008. In addition, the Company began implementing new initiatives, primarily focused on lowering manufacturing costs and eliminating non-core research and development programs. The Company recorded the following restructuring charges (credits):

- Net charges of $37,657 related to severance costs resulting from involuntary termination of employees.
- Charges of $20,778 related to equipment removal and facility closure costs. After production activity ceased, the Company utilized employees as well as outside services to disconnect fabrication equipment, fulfill equipment performance testing requirements of the buyer, and perform facility decontamination and other facility closure-related activity, Included in these costs are labor costs, facility related costs, outside service provider costs, and legal and other fees. Equipment removal, building decontamination and closure related cost activities were completed as of June 30, 2008.
- Charges of $12,206 related to contract termination charges, primarily associated with a long-term gas supply contract for nitrogen gas utilized in semiconductor manufacturing. The Company is required to pay an early termination penalty including de-contamination and removal costs. Other contract termination costs related to semiconductor equipment support services with minimum payment clauses extending beyond the current period.
- Net charges of $683 related to changes in estimates of termination benefits originally recorded.

The Company paid $29,255 related to employee termination costs in the year ended December 31, 2008.

2007 Restructuring Activities

During 2007, the Company implemented restructuring initiatives announced in 2006 and in 2007. The Company recorded a net restructuring charge of $13,239, which included restructuring charges related to the sale of certain wafer fabrication equipment and real property at North Tyneside to TSMC and Highbridge. As a result of these actions, this facility was closed and all of the employees of the facility were terminated. Related to this sale, during the fourth quarter of 2007, the Company recorded the following restructuring charges:

- Charges of $11,084 related to one-time severance costs for involuntary termination of employees.
- Charges of $1,357 related to on-going severance costs for involuntary termination of employees.
- Charges of $564 related to other exit related costs.

In addition, the Company also incurred the following restructuring charges in 2007:

- Charges of $2,050 related to severance costs for involuntary termination of employees.
- Charges of $1,255 related to one-time minimum statutory termination benefits, including changes in estimates.
- A credit of $3,071 related to the settlement of a long-term gas supply contract for which the accrual was $12,437, originally recorded in the third quarter of 2002. On May 1, 2007, in connection with the sale of the Irving, Texas facility, the Company paid $5,600 to terminate this contract, of which $1,700 was reimbursed by the buyer of the facility.

The Company paid $9,959 related to employee termination costs in the year ended December 31, 2007.

Note 18 NET (LOSS) INCOME PER SHARE

Basic net loss per share is calculated by using the weighted-average number of common shares outstanding during that period. Diluted net loss per share is calculated giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares consist of incremental common shares issuable upon exercise of stock options, upon vesting of restricted stock units, contingent issuable shares for all periods and accrued issuance of shares under employee stock purchase plan. No dilutive potential common shares were included in the computation of any diluted per share amount when a loss from continuing operations was reported by the Company. Income or loss from operations is the "control number" in determining whether potential common shares are dilutive or anti-dilutive.

A reconciliation of the numerator and denominator of basic and diluted net loss per share is provided as follows:

	Years Ended		
	December 31, 2009	December 31, 2008	December 31, 2007
	(In thousands, except per share data)		
Net (loss) income	$(109,498)	$ (27,209)	$ 47,885
Weighted-average shares — basic	451,755	446,504	477,213
Incremental shares and share equivalents	—	—	4,524
Weighted-average shares — diluted	451,755	446,504	481,737
Net (loss) income per share:			
Basic			
Net (loss) income per share — basic	$ (0.24)	$ (0.06)	$ 0.10
Diluted			
Net (loss) income per share — diluted	$ (0.24)	$ (0.06)	$ 0.10

The following table summarizes securities which were not included in the "Weighted-average shares — diluted" used for calculation of diluted net income per share, as their effect would have been anti-dilutive:

	Years Ended		
	December 31, 2009	December 31, 2008	December 31, 2007
		(In thousands)	
Employee stock options and restricted stock units outstanding	51,788	47,690	32,668
Incremental shares and share equivalents	—	—	(4,524)
Incremental shares and share equivalents excluded from per share calculation	51,788	47,690	28,144

Note 19 INTEREST AND OTHER (EXPENSE) INCOME, NET

Interest and other (expense) income, net, are summarized in the following table:

	Years Ended		
	December 31, 2009	December 31, 2008	December 31, 2007
		(In thousands)	
Interest and other income	$ 1,845	$ 10,973	$ 16,716
Interest expense	(6,600)	(12,340)	(12,351)
Foreign exchange transaction losses	(6,651)	(4,939)	(389)
Total	$(11,406)	$ (6,306)	$ 3,976

Note 20 ACCELERATED SHARE REPURCHASE PROGRAM

On August 26, 2007, the Company entered into collared accelerated share repurchase programs with each of Morgan Stanley & Co. Incorporated and Credit Suisse, New York Branch (the "dealers") to repurchase up to an aggregate of $250,000 of its common stock. Pursuant to the terms of the transactions, the Company prepaid $125,000 to each dealer shortly after execution of the transactions, and the Company agreed to purchase up to $125,000 of its common stock from each dealer. The aggregate number of shares actually purchased was determined based on the volume weighted average share price of the Company's common stock during a specified period of time, subject to certain provisions that established a minimum and maximum number of shares that may be repurchased by the Company. In September 2007, the dealers delivered an aggregate of 43,367 shares to the Company, which was the minimum number of shares to be repurchased by the Company. On November 5, 2007, the Company received approximately 2,774 additional shares from Morgan Stanley & Co. Incorporated and on November 13, 2007, the Company received approximately 2,782 additional shares from Credit Suisse, New York Branch. The total number of shares repurchased under the program was 48,923, which were retired. No additional shares are expected to be repurchased pursuant to the collared accelerated share repurchase program. The effective price per share of all shares repurchased under the program was $5.11.

The payment of $250,151 was included in the cash flows from financing activities in the Company's consolidated statement of cash flow for the year ended December 31, 2007.

Note 21 FAIR VALUES OF ASSETS AND LIABILITIES

On January 1, 2008, the Company adopted a new accounting standard that defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price)." The standard establishes a consistent framework for measuring fair value and expands disclosure requirements about fair value measurements. The accounting standard, among other things, requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair Value Hierarchy

The accounting standard discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The statement utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

- *Level 1* — Valuation is based upon quoted prices for identical instruments traded in active markets.
- *Level 2* — Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.
- *Level 3* — Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flows models and similar techniques.

The table below presents the balances of marketable securities measured at fair value on a recurring basis at December 31, 2009:

	December 31, 2009			
	Total	Level 1	Level 2	Level 3
	(In thousands)			
Assets				
Corporate equity securities	$ 132	$ 132	$ —	$ —
Auction-rate securities	5,392	—	—	5,392
Corporate debt securities and other obligations	35,373	—	35,373	—
Deferred compensation plan assets	3,109	3,109	—	—
Total	$44,006	$3,241	$35,373	$5,392

The table below presents the balances of marketable securities measured at fair value on a recurring basis at December 31, 2008:

	December 31, 2008			
	Total	Level 1	Level 2	Level 3
	(In thousands)			
Assets				
Corporate equity securities	$ 165	$ 165	$ —	$ —
Auction-rate securities	8,795	—	—	8,795
Corporate debt securities and other obligations	35,618	—	35,618	—
Deferred compensation plan assets	2,971	2,971	—	—
Total	$47,549	$3,136	$35,618	$8,795

The Company's investments, with the exception of auction-rate securities, are classified within Level 1 or Level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include most U.S. government and agency securities, sovereign government obligations, and money market securities. Such instruments are generally classified within Level 1 of the fair value hierarchy. The Company's money market securities of $76,917 and $38,032, as of December 31, 2009 and 2008, respectively, are classified as Level 1 as cash and cash equivalents on the consolidated balance sheet. The types of instruments valued based on other observable inputs include corporate debt securities and other obligations. Such instruments are generally classified within Level 2 of the fair value hierarchy.

Auction-rate securities are classified within Level 3 as significant assumptions are not observable in the market. The total amount of assets measured using Level 3 valuation methodologies represented less than 1% of total assets as of December 31, 2009.

In October 2008, the Company accepted an offer from UBS Financial Services Inc. ("UBS") to purchase the Company's eligible auction-rate securities of $3,150 (book value) at par value at any time during a two-year time period from June 30, 2010 to July 2, 2012. As a result of this offer, the Company expects to sell the securities to UBS at par value on June 30, 2010. These auction-rate securities are classified as Level 3. The Company elected to measure the Put Option under the fair value option and recorded a corresponding short-term investment as of December 31, 2009, which is included within the auction-rate securities balance for presentation purposes. As a result of accepting the offer, the Company reclassified these auction-rate securities from available-for-sale to trading securities.

A summary of the changes in Level 3 assets measured at fair value on a recurring basis is as follows:

	Balance at January 1, 2009	**Total Unrealized Gains**	**Sales and Other Settlements**	**Balance at December 31, 2009**
		(In thousands)		
Auction-rate securities	$8,795	$22	$(3,425)	$5,392
Total	$8,795	$22	$(3,425)	$5,392

	Balance at January 1, 2008	**Total Unrealized Losses**	**Sales and Other Settlements**	**Balance at December 31, 2008**
		(In thousands)		
Auction-rate securities	$29,057	$(530)	$(19,732)	$8,795
Total	$29,057	$(530)	$(19,732)	$8,795

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Atmel Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and comprehensive (loss) income, and cash flows present fairly, in all material respects, the financial position of Atmel Corporation and its subsidiaries at December 31, 2009 and December 31, 2008 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
San Jose, California
March 1, 2010

Schedule II

ATMEL CORPORATION

VALUATION AND QUALIFYING ACCOUNTS
For the years ended December 31, 2009, 2008 and 2007

	Balance at Beginning of Year	Charged (Credited) to Expense	Deductions - Write-offs	Balance at End of Year
		(In thousands)		
Allowance for doubtful accounts receivable:				
Year ended December 31, 2009	$14,996	$ (3,066)	$ —	$11,930
Year ended December 31, 2008	3,111	12,330	(445)	14,996
Year ended December 31, 2007	3,605	(212)	(282)	3,111

UNAUDITED QUARTERLY FINANCIAL INFORMATION

The following tables set forth a summary of the Company's quarterly financial information for each of the four quarters in the years ended December 31, 2009 and 2008:

Year Ended December 31, 2009(1)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)			
Net revenues	$271,493	$284,542	$317,730	$343,580
Gross profit	95,405	91,824	98,739	127,039
Net income (loss)	$ 3,626	$ (12,407)	$ (17,450)	$ (83,267)
Basic net income (loss) per share:				
Net income (loss)	$ 0.01	$ (0.03)	$ (0.04)	$ (0.18)
Weighted-average shares used in basic net income (loss) per share calculations	449,685	450,891	452,322	454,040
Diluted net income (loss) per share:				
Net income (loss)	$ 0.01	$ (0.03)	$ (0.04)	$ (0.18)
Weighted-average shares used in diluted net income (loss) per share calculations	456,431	450,891	452,322	454,040

Year Ended December 31, 2008(2)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)			
Net revenues	$411,237	$420,908	$400,008	$334,610
Gross profit	146,054	153,526	158,009	132,951
Net income	$ 6,788	$ (4,907)	$ (4,738)	$ (24,352)
Basic net income per share:				
Net income	$ 0.02	$ (0.01)	$ (0.01)	$ (0.05)
Weighted-average shares used in basic net income per share calculations	444,670	445,793	447,013	448,524
Diluted net income per share:				
Net income	$ 0.02	$ (0.01)	$ (0.01)	$ (0.05)
Weighted-average shares used in diluted net income per share calculations	447,643	445,793	447,013	448,524

(1) The Company recorded charges for grant repayments of $0.3 million, $0.3 million, $0.2 million and $0.8 million in the quarters ended December 31, 2009, September 30, 2009, June 30, 2009 and March 31, 2009, respectively. The Company recorded restructuring charges of $1 million, $1 million, $2 million and $2 million in the quarters ended December 31, 2009, September 30, 2009, June 30, 2009 and March 31, 2009, respectively. The Company recorded loss on sale of assets of $0.2 million in the quarter ended March 31, 2009. The Company recorded acquisition-related charges of $4 million, $4 million, $4 million and $5 million in the quarters ended December 31, 2009, September 30, 2009, June 30, 2009 and March 31, 2009, respectively. The Company recorded an asset impairment charge of $80 million in the quarter ended December 31, 2009.

Included in the net loss for the quarter ended December 31, 2009 was an out-of-period adjustment of $10 million to record income tax expense relating to prior periods, of which $9 million related to prior years and $1 million related to prior quarters in 2009. In addition, in the quarter ended June 30, 2009, the Company recorded an out-of-period adjustment of $1 million to correct alternative minimum tax liabilities that were overstated in 2008. As a result of the additional out-of-period adjustments noted above, income tax expense for

the fourth quarter of 2009 totaled $10.5 million. See Note 12 of Notes to Consolidated Financial Statements for further discussion.

(2) The Company recorded charges (credit) for grant repayments of $0.3 million, $0.3 million, $0.3 million and $(0.2) million in the quarters ended December 31, 2008, September 30, 2008, June 30, 2008 and March 31, 2008, respectively. The Company recorded restructuring charges of $8 million, $27 million, $9 million and $28 million in the quarters ended December 31, 2008, September 30, 2008, June 30, 2008 and March 31, 2008, respectively. The Company recorded gain (loss) on sale of assets of $3 million, $(1) million and $31 million in the quarters ended December 31, 2008, June 30, 2008 and March 31, 2008, respectively. The Company recorded acquisition-related charges of $7 million, $7 million, $7 million and $4 million in the quarters ended December 31, 2008, September 30, 2008, June 30, 2008 and March 31, 2008, respectively. The Company recorded asset impairment charges of $8 million in the quarter ended September 30, 2008.

Effective July 1, 2008, the Company entered into agreements with certain European distributors that allow additional rights, including future price concessions at the time of resale, price protection, and the right to return products upon termination of the distribution agreement. As a result of uncertainties over finalization of pricing for shipments to these distributors, revenues and related costs will be deferred until the products are sold by the distributors to their end customers. The Company considers that the sale prices are not "fixed or determinable" at the time of shipment to these distributors.

The objective of the conversion to a "sell-through" revenue recognition model is to enable the Company to better manage end-customer pricing, track design registrations for proprietary products, and improve our visibility into distribution inventory and sales levels. The Company expects that this conversion will result in improved operating results for the Company and its distribution partners in the future. Management estimates that the impact of this change lowered net revenues and cost of revenues by $20 million and $9 million, respectively, in the quarter ended September 30, 2008, and $6 million and $4 million, respectively, in the quarter ended December 31, 2008.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

Not applicable.

ITEM 9A. *CONTROLS AND PROCEDURES*

Evaluation of Effectiveness of Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 10-K, under the supervision of our Chief Executive Officer and our Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures, as such terms are defined in Rule 13a-15(e) and Rule 15d-15(e) under the Securities and Exchange Act of 1934 ("Disclosure Controls"). Based on this evaluation our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report on Form 10-K to ensure that information we are required to disclose in reports that we file or submit under the Securities and Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure, and that such information is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2009. This evaluation was based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment using the criteria in *Internal Control — Integrated Framework*, we concluded that our internal control over financial reporting was effective as of December 31, 2009.

The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm, as stated in their report which appears in Item 8 of this Annual Report on Form 10-K.

Limitations on the Effectiveness of Controls

Our management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls or internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Atmel have been detected.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the fiscal quarter ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. *OTHER INFORMATION*

Not applicable.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS OF THE REGISTRANT AND CORPORATE GOVERNANCE MATTERS*

Executive Officers of the Registrant

The executive officers of Atmel, who are elected by and serve at the discretion of the Board of Directors, and their ages (as of January 31, 2010), are as follows:

Name	Age	Position
Steven Laub	51	President and Chief Executive Officer and Director
Tsung-Ching Wu	59	Executive Vice President, Office of the President and Director
Walter Lifsey	51	Executive Vice President, Operations
Stephen Cumming	39	Vice President Finance and Chief Financial Officer
Patrick Reutens	51	Senior Vice President, Chief Legal Officer and Secretary
Jean Vaylet	62	Vice President and General Manager, ASIC Segment
Rod Erin	61	Vice President, RF and Automotive and Non-Volatile Memory Segments
David McCaman	52	Vice President Finance and Chief Accounting Officer

Steven Laub, Atmel's President and Chief Executive Officer, has served as a director of Atmel since February 2006 and as President and Chief Executive Officer since August 2006. From 2005 to August 2006, Mr. Laub was a technology partner at Golden Gate Capital Corporation, a private equity buyout firm, and the Executive Chairman of Teridian Semiconductor Corporation, a fabless semiconductor company. From November 2004 to January 2005, Mr. Laub was President and Chief Executive Officer of Silicon Image, Inc., a provider of semiconductor solutions. Prior to that time, Mr. Laub spent 13 years in executive positions (including President, Chief Operating Officer and member of the Board of Directors) at Lattice Semiconductor Corporation, a supplier of programmable logic devices and related software. Prior to joining Lattice Semiconductor, Mr. Laub was a vice president and partner at Bain and Company, a global strategic consulting firm. Mr. Laub holds a degree in economics from the University of California, Los Angeles, (BA) and a degree from Harvard Law School (J.D.).

Tsung-Ching Wu has served as a director of Atmel since 1985, as Executive Vice President, Office of the President since 2001, and served as Executive Vice President and General Manager from January 1996 to January 2001 and as Vice President, Technology from January 1986 to January 1996. Mr. Wu holds degrees in electrical engineering from the National Taiwan University (B.S.), the State University of New York at Stony Brook (M.S.) and the University of Pennsylvania (Ph.D.).

Walter Lifsey has served as Executive Vice President, Operations since February 2008 and Senior Vice President, Operations of Atmel since December 2006. Prior to joining Atmel, Mr. Lifsey was Executive Vice President of Operations of International Rectifier Corporation, a semiconductor company, from April 2002 to December 2006. Prior to International Rectifier, Mr. Lifsey was Director of Global Marketing and Planning for AMP Inc., a semiconductor company, and held Operational and Financial Management positions at TRW Corporation. Mr. Lifsey holds a degree from the University of Nevada, Las Vegas (B.A.).

Stephen Cumming has served as Atmel's Vice President Finance and Chief Financial Officer since July 2008. Prior to joining Atmel, Mr. Cumming was the VP of Business Finance for Fairchild Semiconductor International Inc., from 2005 to July 2008, and was responsible for all business unit finance, corporate financial planning and analysis, manufacturing finance, and sales and marketing finance. Mr. Cumming joined Fairchild in 1997 as

Controller for its European Sales and Marketing operations, based in the United Kingdom. From 2000 until 2005, he was Director of Finance for the Discretes Products Group, based in San Jose, Prior to joining Fairchild, Mr. Cumming held various financial management positions at National Semiconductor Corporation. Mr. Cumming received a degree in business from the University of Surrey (B.S.), in the United Kingdom, and is a UK Chartered Management Accountant.

Patrick Reutens has served as Atmel's Vice President, Chief Legal Officer and Secretary since September 2006 and has been Senior Vice President since January 2009. Previously, he was Chief Legal Officer of Silicon Image, Inc., a provider of semiconductor and IP solutions, from October 2004 to September 2006. Prior to that, Mr. Reutens worked at Immersion Corporation, a developer of tactile feedback technology and products, serving from October 2003 to September 2004 as Senior Vice President, Corporate Development and Legal Affairs and from September 2001 to October 2003 as Vice President, Strategic Relationships and Legal Affairs. Previously, Mr. Reutens worked at Preview Systems, MIPS Technologies, Venture Law Group and at Wilson, Sonsini, Goodrich & Rosati. Mr. Reutens holds a B.Sc. in Physics from the University of Western Australia, a PhD in Physics from the University of Chicago and a J.D. from Yale Law School.

Jean Vaylet has served as Atmel's Vice President since 2000 and is currently also the General Manager of the ASIC Segment. Prior to joining Atmel, Mr. Vaylet held various management roles with Thomson TCS, including Vice President of Thomson TCS Saint-Egrève, Financial and Administrative Director of EFCIS and most recently as Chairman from 1994 until 2000. Mr. Vaylet holds a degree in Economics Science from the Université de Droit, Paris.

Rod Erin has served as Atmel's Vice President, RF and Automotive Segment since May 2008, in addition to serving as Vice President, Non-Volatile Memory Segment since August 2007. Prior to that, Mr. Erin served as Vice President of Atmel's Advanced Products Group from July 2005 to August 2007. Mr. Erin joined Atmel in 1989 and has held various management positions in Atmel's planning, operational, and IT organizations. Prior to joining Atmel, Mr. Erin spent 16 years with other semiconductor manufacturing companies, including Texas Instruments, Inmos, and Honeywell in a variety of IT management positions. Mr. Erin holds degrees from the University of Illinois (B.S.E.E and M.B.A).

David McCaman has served as Atmel's Vice President Finance and Chief Accounting Officer since July 2008. Mr. McCaman joined Atmel in May 2003 as Corporate Controller, and was promoted to Vice President and Corporate Controller in March 2006. Previously, Mr. McCaman worked in finance positions at Electronics for Imaging, KLA-Tencor, and several networking startup companies. Mr. McCaman received a B.S. in Accounting from San Jose State University and is a California Certified Public Accountant.

The other information required by this Item regarding directors, Section 16 filings, the Registrant's Audit Committee and our Code of Ethics/Standards of Business Conduct is set forth under the captions "Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Corporate Governance — Board Meetings and Committees — Audit Committee" and "Corporate Governance — Code of Ethics/Standards of Business Conduct" in the Registrant's definitive proxy statement for the Annual Meeting of Stockholders (the "2010 Proxy Statement"), and is incorporated herein by reference.

ITEM 11. *EXECUTIVE COMPENSATION*

Information required by this Item regarding compensation of the Registrant's directors and executive officers is set forth under the captions "Executive Compensation," "Executive Compensation — Compensation Committee Report" and "Compensation Committee Interlocks and Insider Participation" in the 2010 Proxy Statement and is incorporated herein by reference.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

Information required by this Item regarding beneficial ownership of the Registrant's Common Stock by certain beneficial owners and management of Registrant, as well as equity compensation plans, is set forth under the

captions "Security Ownership" and "Equity Compensation Plan Information" in the 2010 Proxy Statement and is incorporated herein by reference.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE*

Information required by this Item regarding certain relationships and related transactions with management and director independence is set forth under the caption "Certain Relationships and Related Transactions" and "Corporate Governance — Independence of Directors" in the 2010 Proxy Statement and is incorporated herein by reference.

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

Information required by this Item regarding principal accounting fees and services is set forth under the caption "Ratification of Appointment of Independent Registered Public Accounting Firm — Fees of PricewaterhouseCoopers LLP Incurred by Atmel" in the 2010 Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) The following documents are filed as part of, or incorporated by reference into, this Annual Report on Form 10-K:

1. *Financial Statements*. See Index to Consolidated Financial Statements under Item 8 of this Annual Report on Form 10-K.

2. *Financial Statement Schedules*. See Index to Consolidated Financial Statements under Item 8 of this Annual Report on Form 10-K.

3. *Exhibits*. We have filed, or incorporated into this Annual Report on Form 10-K by reference, the exhibits listed on the accompanying Exhibit Index immediately following the signature page of this Form 10-K.

(b) Exhibits. See Item 15(a)(3) above.

(c) Financial Statement Schedules. See Item 15(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

ATMEL CORPORATION

By: /s/ STEVEN LAUB

Steven Laub
President and Chief Executive Officer

March 1, 2010

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Steven Laub and Stephen Cumming, and each of them, jointly and severally, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed by the following persons on March 1, 2010 on behalf of the Registrant and in the capacities indicated:

Signature	Title
/s/ STEVEN LAUB Steven Laub	President, Chief Executive Officer and Director *(principal executive officer)*
/s/ STEPHEN CUMMING Stephen Cumming	Vice President Finance and Chief Financial Officer *(principal financial officer)*
/s/ DAVID MCCAMAN David McCaman	Vice President Finance and Chief Accounting Officer *(principal accounting officer)*
/s/ TSUNG-CHING WU Tsung-Ching Wu	Director
/s/ DR. EDWARD ROSS Dr. Edward Ross	Director
/s/ DAVID SUGISHITA David Sugishita	Director
/s/ PAPKEN DER TOROSSIAN Papken Der Torossian	Director
/s/ JACK L. SALTICH Jack L. Saltich	Director
/s/ CHARLES CARINALLI Charles Carinalli	Director

EXHIBIT INDEX

3.1	Restated Certificate of Incorporation of Registrant (which is incorporated herein by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on February 8, 2010).
3.2	Amended and Restated Bylaws of Registrant (which is incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on April 14, 2009).
10.1+	Form of Indemnification Agreement between Registrant and its officers and directors (which is incorporated herein by reference to Exhibit 10.4 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999, Commission File No. 0-19032).
10.2+	Form of Indemnification Agreement between Registrant and its officers and directors (which is incorporated herein by reference to Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, Commission File No. 0-19032).
10.3+	1991 Employee Stock Purchase Plan, as amended (which is incorporated herein by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, Commission File No. 0-19032).
10.4+	2005 Stock Plan, as amended (which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on May 27, 2009).
10.5+	2005 Stock Plan forms of option agreement (which is incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, Commission File No. 0-19032).
10.6+	2005 Stock Plan forms of restricted stock unit agreement (which is incorporated herein by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, Commission File No. 0-19032).
10.7+	2005 Stock Plan forms of performance restricted stock unit agreement (which is incorporated herein by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, Commission File No. 0-19032).
10.8+	Description of Amendment of Certain Option Agreements (which is incorporated herein by reference to Item 5.02 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on April 12, 2007).
10.9+	Description of Amendment of Certain Option Agreements (which is incorporated herein by reference to Item 5.02 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on April 15, 2008).
10.10+	Stock Option Fixed Exercise Date Forms (which are incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on January 8, 2007 and Exhibit 10.1 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on April 15, 2008).
10.11+	Amendment and Restatement of Employment Agreement, effective as of May 31, 2009 and dated as of June 3, 2009, between Registrant and Steven Laub (which is incorporated herein by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, Commission File No. 0-19032).
10.12+	Offer Letter, dated June 16, 2008, between Registrant and Stephen Cumming (which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, Commission File No. 0-19032).
10.13+	Description of Fiscal 2009 Executive Bonus Plan (which is incorporated herein by reference to Item 5.02 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on June 23, 2009).
10.14+	Change of Control and Severance Plan (which is incorporated herein by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, Commission File No. 0-19032).
10.15	Facility Agreement, dated as of March 15, 2006, by and among the Registrant, Atmel Sarl, Atmel Switzerland Sarl, the financial institutions listed therein, and Bank of America, N.A., as facility agent and security agent (which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on March 21, 2006).

10.16	Facility Agreement Amendment and Waiver, dated November 6, 2009, by and among Atmel SARL, Atmel Corporation, Atmel Switzerland Sarl and Bank of America, N.A.
10.17	Agreement for the Sale and Purchase of Property, dated October 8, 2007, by and among Atmel North Tyneside Limited, Atmel Corporation, Highbridge Business Park Limited and Highbridge Properties Plc (which is incorporated herein by reference to Exhibit 10.14 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007, Commission File No. 0-19032).
10.18	Agreement for the Sale and Purchase of Certain Assets, dated October 8, 2007, by and among Atmel North Tyneside Limited, Atmel Corporation, and Taiwan Semiconductor Manufacturing Company Limited (which is incorporated herein by reference to Exhibit 10.15 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007, Commission File No. 0-19032).
10.19	Agreement in Relation to the Removal of Equipment, dated October 8, 2007, by and among Atmel North Tyneside Limited, Atmel Corporation, Highbridge Business Park Limited, Highbridge Properties Plc., and Taiwan Semiconductor Manufacturing Company Limited (which is incorporated herein by reference to Exhibit 10.16 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007, Commission File No. 0-19032).
10.20*	Share Purchase Agreement, dated February 6, 2008, by and among Atmel Corporation, Atmel UK Holdings Limited, QRG Limited and Mr. Harald Phillip (which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, Commission File No. 0-19032).
21.1	Subsidiaries of Registrant.
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
24.1	Power of Attorney (included on the signature pages hereof).
31.1	Certification of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a).
31.2	Certification of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a).
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

+ Indicates management compensatory plan, contract or arrangement.

* Portions of this exhibit have been omitted pursuant to a request for confidential treatment granted by the Commission.

COMPANY'S STOCK PERFORMANCE*

The following graph compares the cumulative 5-year total return provided stockholders on Atmel Corporation's common stock (NASDAQ: ATML) relative to the cumulative total returns of the S&P 500 Index and the PHLX Semiconductor Index. The graph assumes that $100.00 was invested on December 31, 2004 in each of our common stock, the S&P 500 Index and the PHLX Semiconductor Index, and that all dividends were reinvested. Historic stock price performance is not necessarily indicative of future stock price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Atmel Corporation, The S&P 500 Index
And The PHLX Semiconductor Index



*$100 invested on 12/31/04 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

	12/04	12/05	12/06	12/07	12/08	12/09
Atmel Corporation	**100.00**	**78.83**	**154.34**	**110.20**	**79.85**	**117.60**
S&P 500	**100.00**	**104.91**	**121.48**	**128.16**	**80.74**	**102.11**
PHLX Semiconductor	**100.00**	**115.78**	**106.63**	**115.13**	**64.57**	**102.97**

ATMEL